As filed with the Securities and Exchange Commission on April 28, 2006

Registration No. 333-131990

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FORTUNE BRANDS, INC.

(Exact name of registrant as specified in its charter)

Delaware	3430	13-3295276
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

520 Lake Cook Road

Deerfield, Illinois 60015

(847) 484-4400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Mark A. Roche, Esq.

Senior Vice President, General Counsel and Secretary

Fortune Brands, Inc.

520 Lake Cook Road

Deerfield, Illinois 60015

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Gregory J. Bynan, Esq.

Winston & Strawn LLP

35 W. Wacker Drive

Chicago, Illinois 60601

(312) 558-5600

Approximate date of commencement of proposed sale to public:    As soon as practicable after the effective date of this Registration Statement and after all other conditions to the proposed merger described herein have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PROXY STATEMENT OF	PROSPECTUS OF
SBR, INC.	FORTUNE BRANDS, INC.

A Merger Proposal—Your Vote is Important

April 28, 2006

To all SBR, Inc. Stockholders:

The boards of directors of both Fortune Brands, Inc. and SBR, Inc. have unanimously approved a merger whereby Fortune Brands will acquire SBR. In the merger, each share of SBR common stock and each option for, or right to purchase, a share of SBR common stock (sometimes referred to collectively herein as “fully-diluted SBR shares”) will be converted into the right to receive (1) shares of Fortune Brands common stock, (2) cash, or (3) in the event of an undersubscription or oversubscription for Fortune Brands common stock, a combination of cash and shares of Fortune Brands common stock. The aggregate merger consideration is $630 million but shall be adjusted as described in the attached proxy statement/prospectus. Based upon SBR’s current position with respect to its cash and level of borrowings, the management of SBR expects the aggregate merger consideration (after adjustment) to be approximately $545 million. If the aggregate merger consideration (after adjustment) is $545 million, each fully-diluted SBR stockholder would receive $82.29 per share of SBR common stock which would equal 1.004 shares of Fortune Brands common stock based upon a negotiated assumed value of $82 per share of Fortune Brands common stock. However, this calculation of consideration is for example purposes only and will be different when calculated at the time of the merger. Each holder of fully-diluted SBR shares (sometimes referred to herein as “fully-diluted SBR stockholders”) may elect to receive all cash, all Fortune Brands common stock, or a combination of cash and Fortune Brands common stock. However, no more than 5,474,419 and no less than 3,864,296 aggregate fully-diluted SBR shares may elect to receive Fortune Brands common stock. If more or less fully-diluted SBR shares elect to receive Fortune Brands common stock, the stock and cash consideration to be received in the merger may be pro-rated as discussed in the attached proxy statement/prospectus.

Your election form setting forth the allocation of cash and/or Fortune Brands common stock you elect to receive for your fully-diluted SBR shares must be properly completed, signed and actually received no later than 5:00 p.m., eastern daylight time, on June 2, 2006. If the election form is not received by the election deadline, you will receive the type of consideration received for “cash election” shares. In order to receive your pro rata share of the merger consideration, your letter of transmittal should be properly completed and signed and accompanied by certificates representing all SBR common stock, endorsed in blank or otherwise in a form acceptable for transfer on SBR’s books.

Fortune Brands common stock is quoted on the New York Stock Exchange under the symbol “FO.” On February 9, 2006, the day immediately prior to the announcement of the merger agreement, the closing price of Fortune Brands’ common stock was $78.58 per share.

SBR’s board of directors recommends a vote “FOR” approval of the merger and adoption of the merger agreement. The merger requires approval by holders of a majority of the issued and outstanding SBR Class A common stock and Class B common stock, voting as separate classes, entitled to vote at the special meeting. Holders of SBR options and purchase rights are not entitled to vote at the special meeting, but must properly complete, sign and deliver an election form and a letter of transmittal as discussed above.

Please carefully review all of the accompanying materials, including the risks associated with the merger and owning Fortune Brands stock outlined under “ Risk Factors” beginning on page 13.

/s/ Samuel B. Ross, II
Samuel B. Ross, II Chairman of the Board of SBR, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the merger or the terms of the merger agreement or passed upon the adequacy or accuracy of this document. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated April 28, 2006 and is first being mailed to SBR stockholders on or about May 3, 2006.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To SBR, Inc. Class A and Class B Common Stockholders:

A special meeting of the Class A and Class B common stockholders of SBR, Inc. will be held on June 2, 2006, at 5:00 p.m. local time, at The Blennerhassett Hotel, First Floor, Market & Fourth Streets, Parkersburg, West Virginia, for the following purposes:

1. To consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of February 9, 2006, by and among Fortune Brands, Inc., Brightstar Acquisition, LLC, a wholly-owned subsidiary of Fortune Brands, and SBR pursuant to which Fortune Brands will acquire SBR through a merger and approve the merger contemplated thereby; and

2. To transact such other business as may properly come before the meeting or any adjournment or postponement of such meeting.

Only Class A and Class B common stockholders of record at the close of business on April 27, 2006 will be entitled to notice of and to vote upon the proposal to approve the merger and adopt the merger agreement at the meeting. Only Class A common stockholders will be entitled to vote on any other business at the meeting and any adjournments or postponements of the meeting. The approval of the merger and adoption of the merger agreement requires the affirmative vote of holders of a majority of the issued and outstanding SBR Class A common stock and Class B common stock, voting as separate classes, entitled to vote at the special meeting. As of April 27, 2006, there were 5,346,453 shares of Class A common stock outstanding and 849,793 shares of Class B common stock outstanding and entitled to vote at the special meeting. Each director of SBR is also a stockholder of SBR and, as a result, will receive direct benefits from the consummation of the merger in his or her capacity as stockholder.

THE BOARD OF DIRECTORS OF SBR HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF SBR AND ITS STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF THE MERGER AND ADOPTION OF THE MERGER AGREEMENT.

In connection with the proposed merger, common stockholders of SBR have the right to dissent from the merger and obtain payment in cash of the fair value of their shares of SBR common stock under applicable provisions of West Virginia law. If the merger is effected and you meet all the requirements of this law, and follow all of its required procedures, you will receive cash in an amount equal to the fair market value, as determined under such law, of your shares of SBR common stock. The procedure for exercising your appraisal rights is summarized under the heading “Appraisal Rights” in the attached proxy statement/prospectus. The relevant provisions of West Virginia law are attached to this document as Annex B. The Agreement and Plan of Merger is attached to the proxy statement/prospectus as Annex A.

By Order of the Board of Directors

/S/    SAMUEL B. ROSS, II

Samuel B. Ross, II

Chairman of the Board

Parkersburg, West Virginia

April 28, 2006

Whether or not you plan to attend the meeting, please complete, sign, date and return the accompanying proxy or voting instruction in the enclosed self-addressed stamped envelope.

ADDITIONAL INFORMATION

Fortune Brands has filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-4 under the Securities Act of 1933, as amended, for the registration of the issuance of shares of Fortune Brands common stock proposed to be issued in the mergers described in this proxy statement/prospectus. This proxy statement/prospectus was filed as a part of such registration statement.

This proxy statement/prospectus incorporates by reference important business and financial information about Fortune Brands that is not included in or delivered with this document. See “Where You Can Find More Information” beginning on page 81.

This proxy statement/prospectus does not contain all of the information set forth in the registration statement, as certain parts are permitted to be omitted by the rules and regulations of the SEC. This information is available to you without charge upon your written or oral request. You can obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from Fortune Brands at the following address and telephone number:

Fortune Brands, Inc.

Office of the Secretary

520 Lake Cook Road

Deerfield, Illinois 60015

(847) 484-4400

You may also obtain Fortune Brands’ documents at the SEC’s website, “www.sec.gov” or at the SEC’s public reference rooms. For information on the public reference rooms, see “Where You Can Find More Information” beginning on page 81.

You may obtain certain information regarding SBR without charge upon your written or oral request at the following address and telephone number:

SBR, Inc.

5300 Briscoe Road

Parkersburg, WV 26102

(304) 428-8261

Attn: Melissa K. Righter

SBR stockholders who would like to request any documents should do so no later than five business days before the SBR special meeting, or May 25, 2006, in order to timely receive the documents.

All information contained herein concerning Fortune Brands and its subsidiaries has been furnished by Fortune Brands. All information contained herein regarding SBR has been furnished by SBR. See “Where You Can Find More Information” beginning on page 81 for further information.

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ii

SUMMARY

This summary, together with the following sections entitled “Questions and Answers About the Merger” and “Questions and Answers About the Special Meeting,” highlights selected information from this proxy statement/prospectus discussed in greater detail in this document. We urge you to read carefully the entire proxy statement/prospectus, its annexes, and any other documents to which we refer to fully understand the merger before you vote your shares. In this proxy statement/prospectus, references to “we”, “us” and “our” refer to Fortune Brands and its consolidated subsidiaries.

Summary Information

Information About Fortune Brands, Inc. and SBR, Inc.

Fortune Brands, Inc.

520 Lake Cook Road

Deerfield, Illinois 60015

(847) 484-4400

Fortune Brands is a holding company with subsidiaries engaged in the manufacture, production and sale of home and hardware products, spirits and wine and golf products.

Fortune Brands seeks to grow sales and profits by investing in the growth of its leading consumer brands. Fortune Brands’ brand investments include support for marketing, advertising and the development of innovative new products. Fortune Brands also seeks to gain market share by developing and expanding customer relationships. While Fortune Brands’ first priority is internal growth, Fortune Brands adds to that growth with high-return acquisitions and joint ventures that position its businesses for even stronger growth and higher returns.

Fortune Brands is a reporting company with the Securities and Exchange Commission (“SEC”), and its common stock trades on the New York Stock Exchange under the symbol “FO.”

Recent Developments

On April 21, 2005, Fortune Brands announced that it will be acquiring various spirits and wine brands and related assets and liabilities owned by subsidiaries of Goal Acquisitions Limited, a Pernod Ricard S.A. subsidiary that recently acquired all of the shares of Allied Domecq PLC. These include the following (the “Purchased Assets”):

•	Sauza tequila;

•	Courvoisier cognac;

•	Canadian Club whisky;

•	Maker’s Mark bourbon;

•	Clos du Bois wines and other premium Sonoma and Napa wines;

•	Laphroaig single malt Scotch whisky;

•	Teacher’s Scotch whisky;

•	Cockburn’s port;

•	Harveys sherries;

•	DYC whisky;

•	Fundador brandy;

•	Centenario brandy;

•	Kuemmerling bitters; and

•	distribution businesses in the United Kingdom, Spain and Germany.

Fortune Brands completed the legal transfers of Courvoisier (July 27, 2005), Maker’s Mark (October 28, 2005) and part of the U.S. wines business of Allied Domecq, including Clos du Bois wines and other premium Sonoma and Napa wines (November 16, 2005). The legal transfer of the other Purchased Assets from Pernod Ricard S.A. to Fortune Brands was substantially completed on January 27, 2006.

In addition, on September 8, 2005, Fortune Brands acquired the Larios business, primarily gin, directly from Pernod Ricard S.A.

The Purchased Assets and the Larios business were acquired with proceeds from loans (approximately $4.9 billion) under bank credit facilities Fortune Brands obtained for this purpose. The bank loans for the Purchased Assets were repaid by Fortune Brands during the period from July 27, 2005 through and including July 29, 2005 through the issuance of commercial paper.

On August 16, 2005, Fortune Brands completed the spin-off of its ACCO World Corporation business (“ACCO”) by means of the pro-rata distribution of all outstanding shares of ACCO common stock held by Fortune Brands to holders of Fortune Brands’ common stock. ACCO thereafter became an independent, separately traded, publicly held company.

On January 12, 2006, Fortune Brands issued U.S. $2,000,000,000 aggregate principal amount of senior unsecured notes due 2011 (U.S. $750,000,000), 2016 (U.S. $950,000,000) and 2036 (U.S. $300,000,000) (the “U.S. Notes”). The U.S. Notes were sold in an offer registered under the Securities Act of 1933, as amended (the “Securities Act”). The net proceeds of the sale of the U.S. Notes were used to repay commercial paper issued to refinance a portion of the bank loans referred to above. The U.S. Notes rank pari passu with all other direct, unsecured and unsubordinated obligations (except those obligations preferred by statute or operation of law) of Fortune Brands.

On February 1, 2006, Fortune Brands issued €300 million aggregate principal amount of 3.50% notes due 2009 (the “2009 Notes”) and €500 million aggregate principal amount of 4.00% notes due 2013 (the “2013 Notes”). The 2009 Notes and 2013 Notes (collectively, the “Notes”) were issued and sold in transactions outside the United States, exempt from registration under Regulation S of the Securities Act. The net proceeds of the sale of the Notes were used to repay a portion of the commercial paper referred to above and the bank loan from the Larios transaction. The Notes are general, direct, unsecured and unsubordinated obligations of Fortune Brands, and rank pari passu with all other direct, unsecured and unsubordinated obligations (except those obligations preferred by statute or operation of law) of Fortune Brands.

SBR, Inc.

5300 Briscoe Road

Parkersburg, WV 26102

(304) 428-8261

SBR is a holding company organized under the laws of the State of West Virginia in 1972. Four of its operating subsidiaries manufacture building supplies and materials, while the fifth is engaged in the retail sale of woodworking tools and supplies.

Simonton Building Products, Inc. manufactures windows and doors used in the residential and institutional marketplace. It sells its product to its subsidiary, Simonton Windows, Inc., which in turns sells the products to external customers in the 48 continental states. Its customers include Norandex, The Home Depot, Sears and ABC Supply.

Fypon, Ltd. is the leading manufacturer of urethane millwork. It was combined with SBR’s other subsidiary Style Solutions, Incorporated, under the name of Fypon, Ltd.

Dixie Pacific Manufacturing LLC manufactures columns and porch railings. It was acquired by SBR in 2004. Historically, Dixie Pacific’s primary customer base has been in the Southeast, Mid-Atlantic and Northeast regions of the United States. The Dixie Pacific and Hartmann-Sanders brands are supplied by Dixie Pacific in the U. S. Colonnade market.

Hy-Lite Products, Inc. produces customized pre-framed acrylic and glass block windows for use primarily in the residential new construction market, as well as the residential replacement window market.

Woodcraft Supply Corp., together with its franchises, is a supplier of hand and power tools with nearly 80 stores, a mail order catalog and an active internet site.

The Merger (Page 28)

Fortune Brands will acquire SBR by merging Brightstar Acquisition, LLC, a wholly-owned direct subsidiary of Fortune Brands, with and into SBR, with SBR continuing as a wholly-owned subsidiary of Fortune Brands. In the merger, each share of SBR common stock outstanding immediately before the merger will be exchanged for cash, Fortune Brands common stock or a combination thereof, provided that shares as to which appraisal rights have been properly asserted will be treated in accordance with the applicable provisions of West Virginia law. Subsequent to the closing of the merger, SBR will merge with and into a limited liability company which is a direct, wholly-owned subsidiary of Fortune Brands. The merger agreement is attached to this document as Annex A. We encourage you to read the merger agreement carefully.

The Related Mergers (Page 51)

In connection with the proposed merger, Fortune Brands will also acquire by merger S. Byrl Ross Enterprises, Inc. (“SB Ross) and Tres Investment Company (“Tres”) which currently own 954,419 and 240,000 shares of Class A common stock of SBR, respectively. In those mergers, the shareholders of SB Ross and Tres will receive aggregate merger consideration equal to the aggregate merger consideration SB Ross and Tres, respectively, will be entitled to receive as a stockholder of SBR in the proposed merger.

SBR Special Meeting (Page 20)

The SBR special meeting will be held at 5:00 p.m., eastern daylight time, on June 2, 2006, at The Blennerhassett Hotel, Ballroom, First Floor, Market & Fourth Streets, Parkersburg, West Virginia. If you were a SBR stockholder that owned shares of SBR Class A or Class B common stock as of the close of business (5:00 p.m., eastern daylight time) on April 27, 2006, the record date, you are entitled to vote, in person or by proxy, at the SBR special meeting. The only items of business are consideration of the proposal to approve the merger and adopt the merger agreement, and, if necessary, a proposal to adjourn the meeting to solicit additional proxies.

Approval of the Merger Agreement (Page 20)

Approval of the merger and adoption of the merger agreement requires approval by holders of a majority of SBR’s issued and outstanding Class A common stock and Class B common stock, voting as separate classes, entitled to vote at the special meeting. On April 27, 2006, SBR’s directors and executive officers beneficially owned 4,483,379 shares of SBR Class A common stock and 284,922 shares of SBR Class B common stock, which are entitled to be voted at the meeting. Those shares constitute approximately 84% of the total shares of SBR Class A common stock and approximately 34% of the total shares of SBR Class B common stock outstanding and entitled to vote.

Voting Agreements (Page 49)

Certain of SBR’s directors, executive officers and principal shareholders have entered into voting agreements with Fortune Brands in connection with the merger. Under the terms of the voting agreements, each such person has agreed to vote, and granted to Fortune Brands a proxy to vote, the SBR shares offered thereby in favor of approval of the merger, adoption of the merger agreement and any actions required in furtherance of the merger by the SBR stockholder and against any action that would reasonably be expected to adversely affect or delay the merger. The aggregate SBR shares owned by these persons represents approximately 67% of SBR’s outstanding Class A common stock and approximately 33% of SBR’s outstanding Class B common stock. In the event the merger agreement is terminated, Fortune Brands has the right, but not the obligation, to acquire the shares subject to the voting agreements. As a result, regardless of the completion of the merger, Fortune Brands has the power to acquire voting and economic control of SBR.

Recommendation of SBR Board of Directors (Page 30)

After careful consideration, the SBR board of directors unanimously recommends that SBR stockholders vote to approve the merger and adopt the merger agreement. Each director of SBR is also a stockholder of SBR and, as a result, will receive direct benefits from the consummation of the merger in his or her capacity as stockholder. For a more complete description of the recommendation of the SBR board of directors, see the sections entitled “The Merger—SBR’s Reasons for the Merger”; Recommendation of Board of Directors beginning on page 30.

Appraisal Rights of SBR Stockholders (Page 31)

Under West Virginia law, a SBR stockholder will be entitled to seek appraisal for, and obtain payment of the fair value of, such stockholder’s shares of SBR common stock if the merger is consummated. For this purpose, the “fair value” of SBR common stock will be the value of such stock immediately before the completion of the merger, without discount for lack of marketability or minority status. A SBR stockholder who is entitled to appraisal rights may not challenge the merger, unless the merger was not effectuated in accordance with applicable statutory provisions regarding mergers or SBR’s articles of incorporation, bylaws or authorizing resolution or was otherwise procured by fraud or misrepresentation. These procedures are described more fully later in this document under the heading “Appraisal Rights Under West Virginia Law” beginning on page 67. A copy of the relevant portions of West Virginia law is attached as Annex B to this proxy statement/prospectus.

Material Federal Income Tax Consequences (Page 54)

The merger is intended to qualify as a “reorganization” within the meaning of section 368 of the Internal Revenue Code of 1986, as amended. Accordingly, no gain or loss will be recognized by a SBR stockholder who exchanges SBR stock solely for Fortune Brands stock in the merger. A SBR stockholder who receives cash will generally recognize gain on the exchange. Subject to certain exceptions, any gain recognized will generally be capital gain. Tax matters are very complicated and the tax consequences of the merger to you will depend upon your particular facts and circumstances. You should consult your tax advisor for a full understanding of all of the federal, state, local and foreign income and other tax consequences of the merger.

Accounting Treatment (Page 32)

The merger will be accounted for under the purchase method of accounting, as such term is used under accounting principles generally accepted in the United States.

Regulatory Clearances and Approvals (Page 32)

The completion of the merger is subject to the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. See “The Merger—Regulatory Clearances and Approvals” on page 30.

Interests of SBR Officers and Directors (Page 22)

Certain members of SBR’s management have interests in the merger that are different from, or in addition to, their interests as SBR stockholders. These interests arise out of employment arrangements with certain officers of SBR which take effect upon consummation of the merger, the sale of the Woodcraft entities, the real estate disposition and provisions in the merger agreement relating to indemnification for all former directors and officers of SBR. See “Interests of Certain Persons in the Merger” beginning on page 22.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth Fortune Brands’ selected consolidated financial data on a historical basis as of and for the five years ended December 31, 2005. This information should be read in conjunction with Fortune Brands’ consolidated financial statements (including the related notes thereto) incorporated by reference herein. The selected consolidated financial data for the five years ended December 31, 2005 has been derived from Fortune Brands’ consolidated financial statements.

Fortune Brands, Inc. and Subsidiaries

Consolidated Selected Financial Data

	For year ended December 31,
	2005	2004	2003	2002	2001
	(in millions, except per share amounts)
OPERATING DATA(a)
Net sales	$7,061.2	$6,145.2	$5,112.6	$4,472.3	$4,383.3
Gross profit	2,891.7	2,503.4	2,124.1	1,885.6	1,704.6
Depreciation and amortization	224.4	191.5	157.6	139.7	171.6
Operating income	1,163.9	1,024.6	868.3	765.2	621.8
Interest expense	158.9	77.3	63.9	60.4	75.3
Income taxes	324.5	261.1	275.3	186.6	114.5
Income from continuing operations	581.6	716.0	552.1	546.4	461.1
Income (loss) from discontinued operations, net of tax	39.5	67.8	27.1	15.8	(65.7)
Net income	621.1	783.8	579.2	562.2	395.4
Basic earnings per common share
Continuing operations	$3.99	$4.93	$3.78	$3.65	$3.04
Net income	$4.26	$5.40	$3.97	$3.76	$2.60
Diluted earnings per common share
Continuing operations	$3.87	$4.78	$3.68	$3.55	$2.97
Net income	$4.13	$5.23	$3.86	$3.65	$2.55

COMMON SHARE DATA(b)
Dividends paid	$201.6	$182.9	$166.2	$152.7	$147.2
Dividends paid per share	$1.38	$1.26	$1.14	$1.02	$0.97
Average number of basic shares outstanding	145.6	145.1	145.6	149.4	151.7
Book value per share	$24.88	$21.65	$18.00	$15.15	$13.37

BALANCE SHEET DATA(a)
Inventories	$1,663.1	$915.7	$800.0	$699.7	$686.2
Current assets	3,192.7	2,641.9	2,281.6	1,903.1	1,969.6
Working capital	374.8	605.9	148.1	388.4	741.6
Property, plant and equipment, net	1,679.6	1,219.5	1,187.9	993.4	923.7
Goodwill and intangibles, net	6,880.5	3,237.2	3,212.1	2,204.4	1,660.6
Total assets	13,201.5	7,883.6	7,444.9	5,822.2	5,270.5
Short-term debt	934.1	670.2	728.1	290.6	35.3
Long-term debt	4,889.9	1,239.5	1,242.6	841.7	949.3
Minority interest in consolidated subsidiaries	374.8	358.0	356.5	387.0	387.9
Stockholders’ equity	3,645.6	3,130.7	2,640.6	2,234.3	1,987.2
Capital expenditures	221.9	214.2	177.6	172.3	187.6

(a)	See Fortune Brands’ annual report for the year ended December 31, 2005 on Form 10-K incorporated into this proxy statement/prospectus by reference.
(b)	On December 31, 2005, there were 23,494 Fortune Brands common stockholders of record and there are other Fortune Brands stockholders who hold their shares in street name.

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	Why is SBR proposing the merger?

A:	The board of directors of SBR believes the merger is in the best interests of the company and its shareholders. As a Fortune Brands’ subsidiary, SBR will enjoy many benefits and opportunities, including a broader customer base for the marketing of its products and the benefit of synergies between their product lines. In addition, as SBR’s common stock is not publicly traded and no established market exists, SBR stockholders who receive Fortune Brands stock will have a more liquid investment as the Fortune Brands stock is publicly traded on the New York Stock Exchange. The board also believes that the terms of the merger are fair and equitable. Overall, SBR’s board of directors believes that combining with Fortune Brands will create a more focused company that will provide significant benefits and opportunities to SBR’s stockholders, employees and customers.

To review SBR’s reasons for the merger in greater detail, see the section entitled “The Merger—SBR’s Reasons for the Merger” beginning on page 30.

Q:	What will SBR stockholders receive in the merger?

A:	Under the merger agreement, SBR stockholders may elect to receive for each share of SBR common stock either:

•	cash, or

•	Fortune Brands common stock.

All elections are subject to the election and allocation procedures described in this proxy statement/prospectus. However, not less than 60% nor more than 85% of the total consideration in the mergers may be in the form of Fortune Brands common stock. As a result, if too many holders of fully-diluted SBR shares and SB Ross and Tres shareholders elect one form of consideration over the other, you may not receive the exact merger consideration that you elect. See “The Merger Agreement—Merger Consideration Adjustment” beginning on page 35 for a more detailed discussion of allocation procedures under the merger agreement.

Q:	What is the merger consideration?

A:	The aggregate merger consideration is $630 million but shall be adjusted on a dollar-for-dollar basis for the following:

•	reduced by the net outstanding indebtedness for borrowed money of SBR as of the close of business on the date prior to closing (such aggregate indebtedness was approximately $86,293,000 as of January 31, 2006),

•	reduced by unpaid transaction costs incurred by SBR in connection with the merger (such aggregate costs were approximately $150,000 as of January 31, 2006),

•	increased by cash held by SBR as of the close of business on the date prior to closing (such aggregate cash was approximately $18,074,000 as of January 31, 2006), and

•	increased by the aggregate exercise price of all outstanding SBR purchase rights and unpaid subscription amounts (such aggregate amounts were approximately $480,000 as of January 31, 2006).

The dollar values of the adjustments to the aggregate merger consideration as of January 31, 2006 referenced above take into account the “Woodcraft Disposition” and the “Real Estate Disposition” discussed on pages 23 and 24 as if such transactions took place on January 31, 2006. Based upon SBR’s current position with respect to its cash and level of borrowings, the management of SBR expects the aggregate merger consideration to be approximately $545 million.

At the effective time of the merger, Fortune Brands will deposit $15 million of the merger consideration with an escrow agent pursuant to an escrow agreement. Such withheld amount will be placed into two separate escrow accounts consisting of $5 million and $10 million, respectively. The $5 million escrow will be used to pay Fortune Brands in the event SBR’s estimated calculations of net indebtedness, cash and transaction costs were inaccurate at the closing of the merger. To the extent any amounts are available to be disbursed from such escrow account, such disbursement will likely occur 15 to 80 days after the merger. The $10 million escrow will be used to indemnify Fortune Brands for any breaches of the representations, warranties or covenants of SBR in the merger agreement. To the extent any amounts are available to be disbursed from such account, such disbursement will occur after the 18 month anniversary of the merger. The escrow agent will not pay to SBR stockholders that portion of the merger consideration to be deposited into the escrow accounts until such time as such amounts are distributable pursuant to the escrow agreement. See “The Merger Agreement—Adjustment Holdback Escrow” beginning on page 36 and “—Indemnity Escrow” beginning on page 37 for a more detailed discussion of the adjustment holdback and indemnity escrows under the merger agreement. Each fully-diluted SBR stockholder shall be entitled to such stockholder’s pro rata share of any cash amounts released from the escrows if and when released in accordance with the escrow agreement.

Q:	What is the amount of cash or the number of shares of Fortune Brands common stock that I will receive?

A:	The actual amount of cash or number of shares of Fortune Brands common stock that you will receive for each of your SBR shares will not be determined until the effective time of the merger. At the effective time, each fully-diluted SBR stockholder will be entitled to convert such stockholder’s fully-diluted SBR shares into such stockholder’s pro rata share of the aggregate merger consideration. For each fully-diluted SBR share for which a fully-diluted SBR stockholder makes a cash election or no election, the fully-diluted SBR stockholder will be entitled to receive an amount in cash equal to (i) the aggregate merger consideration minus the escrow amount divided by (ii) the total number of fully-diluted SBR shares outstanding as of the closing date. As of the date hereof, there are 6,440,493 fully-diluted SBR shares outstanding. Accordingly, if the aggregate merger consideration (after the price adjustments described above) is $545 million as estimated by the management of SBR based upon SBR’s current position with respect to its cash and level of borrowings, each fully-diluted SBR stockholder would receive $82.29 per share of SBR common stock. This represents the result of $545 million minus $15 million divided by 6,440,493. This cash amount is referred to herein as the “per share cash consideration.” However, this calculation of net consideration is for example purposes only and will be different when calculated at the time of the merger.

For each fully-diluted SBR share for which a fully-diluted SBR stockholder makes a stock election, the fully-diluted SBR stockholder will be entitled to receive the number of shares of Fortune Brands common stock equal to the per share cash consideration divided by a negotiated assumed value of $82 for each share of Fortune Brands common stock. If the aggregate merger consideration (after adjustment) is $545 million, the stock election will entitle the fully-diluted SBR stockholder to receive 1.004 shares of Fortune Brands common stock. This stock amount is referred to herein as the “per share stock consideration.”

As discussed above, such elections are subject to adjustments for oversubscription and undersubscription of Fortune Brands common stock. In addition, each fully-diluted SBR stockholder shall be entitled to such stockholder’s pro rata share of any cash amounts released from the escrow in accordance with the escrow agreement. See “The Merger Agreement—Merger Consideration” beginning on page 34 and “—Merger Consideration Adjustment” beginning on page 35 for a more detailed discussion of the merger consideration under the merger agreement.

Q:	When do I make my election to receive cash or stock for each share of SBR common stock?

A:	Enclosed with this proxy statement/prospectus is an election form that you may use to indicate your preference for cash or Fortune Brands common stock for each fully-diluted SBR share that you own. The deadline for returning your election form is June 2, 2006 at 5:00 p.m. eastern daylight time. The election form should be returned to SBR in the enclosed envelope.

Q:	Am I guaranteed receipt of the merger consideration that I elect?

A:	No. Because Fortune Brands will issue no more than 85% and no less than 60% of the consideration in the mergers, not including the escrowed amounts, in shares of Fortune Brands common stock, it is possible that you will receive a portion of your consideration in the form you did not elect. You will not know for certain your final cash/Fortune Brands stock allocation until the closing of the merger.

Q:	What if I do not return the election form or fail to make an election?

A:	You will be deemed to have elected to receive all cash for any fully-diluted SBR shares owned by you.

Q:	May I change or revoke my election?

A:	Yes. Generally, to change or revoke your election you must submit written notice to SBR prior to the election deadline on June 2, 2006 at 5:00 p.m. eastern daylight time.

Q:	Should I send in my SBR stock certificates now?

A:	Accompanying this proxy statement/prospectus is a letter of transmittal. Please forward the properly completed letter of transmittal along with your SBR stock certificates to the address indicated on such letter of transmittal. If the merger is not completed for any reason, your SBR stock certificate will be returned to you.

As soon as practicable following the closing of the merger, the exchange agent will deliver or forward to former SBR shareholders who have properly submitted the letter of transmittal and SBR stock certificates either cash or certificates representing shares of Fortune Brands common stock, adjusted and determined as provided in the merger agreement.

Q:	When do you expect to complete the merger?

A:	Fortune Brands and SBR are working to complete the merger as quickly as practicable, and expect to complete the merger in the second quarter of 2006. The merger, however, is subject to several conditions, including, among others, stockholder and federal and state regulatory approvals. Assuming all other conditions to closing have been satisfied or waived, we anticipate that the merger will be completed within twenty days following approval by the SBR stockholders. However, we cannot predict the exact timing for completing the merger.

Q:	What are the U.S. federal income tax consequences of the merger on SBR stockholders?

A:	The merger is intended to qualify as a “reorganization” within the meaning of section 368 of the Internal Revenue Code of 1986, as amended. Accordingly, no gain or loss will be recognized by a SBR stockholder who exchanges SBR stock solely for Fortune Brands stock in the merger. A SBR stockholder who receives cash will generally recognize gain on the exchange. Subject to certain exceptions, any gain recognized will generally be capital gain.

The material U.S. federal income tax consequences of the merger are described in more detail in the section entitled “Material Federal Income Tax Consequences” on page 54. The tax consequences of the merger to you will depend upon your particular facts and circumstances. You should consult your own tax advisor for a full understanding of the federal, state, local and foreign income and other tax consequences of the merger.

Q:	Are Fortune Brands stockholders also required to approve the merger?

A:	Fortune Brands has determined that the approval of its stockholders is not necessary in connection with the merger.

Q.	How will the sale of the Woodcraft entities and the real estate disposition to Samuel B. Ross, II (or designees thereof) prior to the effective time of the merger benefit the fully-diluted SBR stockholders?

A.	The merger agreement requires that those assets be disposed of prior to the merger. In the event the transactions with Samuel B. Ross, II or his designee are not consummated, there can be no assurance that the merger will be consummated. The sale of the Woodcraft entities for $10,948,000 and the real estate disposition for $455,000 will result in additional value to the fully-diluted stockholders of SBR of approximately $1.70 per fully-diluted SBR share. For a more complete description of the sale of the Woodcraft entities and the real estate disposition and the rationale associated therewith, see the sections entitled “Interests of Certain Persons in the Merger—SBR—Woodcraft Disposition; Real Estate Disposition” on page 23.

QUESTIONS & ANSWERS ABOUT THE SPECIAL MEETING

Q:	What is the purpose of this proxy statement/prospectus?

A:	This document serves as a proxy statement for SBR and a prospectus for Fortune Brands, which is issuing common stock in the proposed merger and related mergers. As a proxy statement, it is being provided to you because the board of directors of SBR is soliciting your proxy to vote to approve the merger and adopt the merger agreement at the SBR stockholder meeting. As a prospectus, it is being provided to you by Fortune Brands because fully-diluted SBR stockholders, SB Ross shareholders, and Tres shareholders are being offered shares of Fortune Brands common stock as consideration in the proposed merger and related mergers.

Q:	What do I need to know?

A:	Carefully read and consider the information contained in this document. There are several ways your shares can be represented at the SBR special meeting. You can attend the SBR special meeting in person or you can indicate on the enclosed proxy card how you want to vote and then sign and mail the proxy card in the enclosed return envelope as soon as possible.

Your vote is important regardless of the number of shares of SBR common stock that you own.

Q:	How do I vote?

A:	To vote, please indicate on the enclosed proxy card how you want to vote and then sign, date, and return your proxy card in the enclosed postage-paid envelope as soon as possible so that your shares will be represented at the special meeting.

Q:	What if SBR stockholders do not vote?

A:	Failure by a SBR stockholder to either vote at the SBR special meeting or return a proxy will result in such stockholder’s shares of SBR common stock not being counted for purposes of determining the presence of a quorum at the SBR special meeting, and determining whether SBR has received the votes required to approve the merger and adopt the merger agreement.

If you are a SBR stockholder and return your proxy signed but do not indicate how you want to vote, your proxy will be counted as a vote “FOR” approval of the merger and adoption of the merger agreement.

If you are a SBR stockholder and do not return your proxy or abstain from voting, it will have the same effect as a vote “AGAINST” approval of the merger and adoption of the merger agreement.

Q:	Can I change my vote after I have delivered my proxy?

A:	Yes. You may change your vote at any time before your proxy is voted at the special meeting. If your shares of SBR common stock are held in your own name, you may change your vote as follows:

•	You may send a written notice stating that you would like to revoke your proxy and provide new instructions on how to vote;

•	You may complete and submit a new proxy card; or

•	You may attend the meeting and vote in person.

If you choose either the first or second method above, you must submit your notice of revocation or your new proxy card prior to the special meeting. If your shares are held in “street name” by a broker and you have instructed the broker to vote your shares, you must follow instructions received from your broker to change your vote, or to vote in person at the meeting instead.

Q:	What do I need to do now?

A:	We encourage you to read this proxy statement/prospectus in its entirety. Important information is presented in greater detail elsewhere in this document and in its annexes. Following review of this proxy statement/prospectus, please complete, sign, and date the enclosed proxy card and return it in the enclosed envelope as soon as possible so that your shares can be voted at the special meeting of stockholders. In addition, we encourage you to complete and return the enclosed election form and letter of transmittal so that you may select your desired form of consideration in the merger.

Q:	When should I send in my SBR stock certificates?

A:	Accompanying this proxy statement/prospectus is a letter of transmittal. Please forward the properly completed letter of transmittal along with your SBR stock certificates to the address indicated on such letter of transmittal. If the merger is not completed for any reason, your SBR stock certificate will be returned to you.

As soon as practicable following the closing of the merger, the exchange agent will deliver or forward to former SBR shareholders who have properly submitted transmittal materials and SBR stock certificates either cash or shares of Fortune Brands common stock representing the shares to be delivered at closing, adjusted and determined as provided in the merger agreement.

Q:	Who should I call with questions?

A:	If you have any questions about the proposed merger, including how to complete and return your proxy card, or if you need additional copies of the proxy statement/prospectus or the enclosed proxy, please call:

Melissa K. Righter

Executive Assistant

SBR, Inc.

Telephone: (304) 428-8261

RISK FACTORS

In addition to the other information that we have incorporated by reference in this proxy statement/prospectus, you should carefully consider and evaluate the risk factors listed below. Any of these risks could materially and adversely affect Fortune Brands’ business, financial condition and results of operations, which in turn could negatively affect the price of Fortune Brands common stock.

Risks Relating to the Mergers

Because the aggregate indebtedness and cash of SBR will fluctuate prior to the effective time of the merger, fully-diluted SBR stockholders and SB Ross and Tres stockholders cannot be sure of the value of the merger consideration they will receive.

The aggregate merger consideration to be received by fully-diluted SBR stockholders (not including SB Ross and Tres) and SB Ross and Tres stockholders is equal to $630,000,000, subject to (i) reduction for outstanding indebtedness of, and expenses incurred in connection with the merger by, SBR and (ii) increase for cash on hand and the aggregate exercise price and unpaid subscription amounts of SBR purchase rights, in each case calculated as of the effective time of the merger. As a result, the aggregate merger consideration to be received by fully-diluted SBR stockholders (not including SB Ross and Tres) and SB Ross and Tres stockholders, whether in the form of Fortune Brands common stock or in cash, will not be ascertainable until the effective time of the merger. Because the effective time of the merger will be later than the date of the special meeting, at the time of the special meeting you will not know the exact value of the merger consideration that you will receive upon completion of the merger.

Because the market price of Fortune Brands common stock will fluctuate, fully-diluted SBR stockholders and SB Ross and Tres stockholders cannot be sure of the value of the Fortune Brands common stock they will receive in the merger.

Prior to completion of the merger, each fully-diluted SBR stockholder and each SB Ross and Tres stockholder will have the right to elect to receive their share of the merger consideration in either shares of common stock of Fortune Brands or cash, in each case based on the final merger consideration calculated as of the effective time of the merger pursuant to a formula set forth in the merger agreement. The number of Fortune Brands shares to be issued is based on a negotiated assumed Fortune Brands share price of $82. At the time of the merger, the actual price of Fortune Brands common stock on the NYSE may be higher or lower than the assumed price. Therefore, changes in the price of Fortune Brands common stock prior to the merger may affect the implied value of the merger consideration that fully-diluted SBR stockholders and SB Ross and Tres stockholders will receive on the date of the mergers. Stock price changes may result from a variety of factors, including general market and economic conditions and changes in Fortune Brands’ businesses and operations. Many of these factors are beyond Fortune Brands’ control. Because the date that the mergers are completed will be later than the date of the SBR special meeting, at the time of your meeting you will not know the exact value of the Fortune Brands common stock that you will receive upon completion of the merger.

Fortune Brands may fail to realize the anticipated benefits from the merger.

The success of the merger will depend, in part, on the ability of Fortune Brands to realize the anticipated synergies, cost savings and growth opportunities from the joint ownership of the businesses of SBR with those of Fortune Brands. Fortune Brands cannot assure you that this joint ownership will result in the realization of the full benefits of the synergies, cost savings and growth opportunities that Fortune Brands and SBR currently expect from this joint ownership or that these benefits will be achieved within the anticipated time frame. If Fortune Brands does not realize synergies and other anticipated benefits as a result of the merger, the value of Fortune Brands common stock may decline.

SBR stockholders and SB Ross and Tres stockholders may not receive the type of consideration they elect.

While each fully-diluted SBR stockholder (not including SB Ross and Tres) and SB Ross and Tres stockholders may elect to receive cash or Fortune Brands common stock in the merger, the merger agreement contains a requirement that Fortune Brands will issue to fully-diluted SBR stockholders and shareholders of SB Ross and Tres no more than 85% and no less than 60% of the consideration paid by Fortune Brands in the proposed mergers (not including escrowed amounts) in Fortune Brands common stock. If there is an undersubscription for Fortune Brands common stock, fully-diluted SBR stockholders and SB Ross and Tres stockholders who elected cash will receive a combination of cash and Fortune Brands common stock. If there is an oversubscription for Fortune Brands common stock, fully-diluted SBR stockholders and SB Ross and Tres stockholders who elected stock will receive a combination of cash and Fortune Brands common stock.

Holders of SBR Class A common stock will have less influence as a stockholder of Fortune Brands than as a stockholder of SBR.

Holders of shares of SBR Class A common stock currently have the right to vote in the election of the board of directors of SBR and on other matters affecting SBR. The merger will transfer control of SBR to Fortune Brands and to the stockholders of Fortune Brands. When the merger occurs, each holder of shares of SBR Class A common stock will become a stockholder of Fortune Brands with a percentage ownership of Fortune Brands significantly smaller than such stockholder’s percentage ownership of SBR. Because of this, holders of shares of SBR Class A common stock will have significantly less influence on the management and policies of Fortune Brands than they now have on the management and policies of SBR.

Risks Relating to Fortune Brands

We operate in highly competitive markets, and an inability to effectively compete in any of our markets could harm our operating results by lowering our sales and revenue.

We compete with large national, international and regional companies on the basis of product quality, price, service and innovation in response to consumer preferences. Our success depends in part on our ability to anticipate and offer products that appeal to the changing needs and preferences of our customers in the various markets we serve. If we are not able to anticipate, identify, develop and market products that respond to changes in customer preferences, demand for our products could decline which could result in lower sales and revenue. While the competitive importance of product quality, price, service and innovation varies from product to product, price is a factor, and we experience pricing pressures from competitors in our markets.

Continued consolidation of our trade customers and increased competition in the home and hardware industry could negatively impact our margins and our profitability.

There has been consolidation of our trade customers and increased competition in the home and hardware industry. Consolidation increases the size and importance of individual customers, and these larger customers can make significant changes in their volume of purchases, require price reductions and even become competitors for some products. As a result of these factors, further consolidation could negatively impact our margins and profitability, particularly if we were to lose a significant customer.

Our financial results and demand for our products are dependent on consumer preferences and the successful development of new products and processes.

Our success depends on anticipating changes in consumer preferences and on successful new product and process development and product relaunches in response to such changes. Consumer preferences for our products shift due to a variety of factors that affect discretionary spending, including changes in demographic and social trends, changes in travel, vacation or leisure activity patterns and a downturn in general economic conditions. In addition, concerns about health effects due to negative publicity regarding alcohol consumption, negative dietary effects or regulatory actions against the spirits industry may also have an adverse effect on the profitability of our spirits business. Any of these factors could reduce the willingness of consumers to purchase our products.

A substantial portion of the revenues generated by our golf and home and hardware products are generated by new models and designs. We aim to introduce products or new or improved production processes on a timely basis in order to counteract obsolescence and decreases in sales of existing products. While we devote significant focus to the development of new products and to the research, development and technology process functions of our business, we may not be successful in developing new products or processes or our new products or processes may not be commercially successful. New models or changes in the design of existing products are sometimes rejected by consumers. In addition, successful designs may be rendered obsolete within a short period of time as new products are introduced into the marketplace, and the rapid introduction of new designs or products could result in closeouts of existing inventories. There is no guaranty of the profitable lifespan of new or recently developed products. Our future results and ability to maintain or improve our competitive position will depend on our continued ability to successfully identify, develop, manufacture, market and sell new or improved products in these changing markets.

The inability to secure and maintain rights to intellectual property could inhibit our ability to market and sell existing products and develop and create new products and brands.

We have many patents, trademarks, brand names and trade names that are important to our business. The loss of any major brand or infringement of our intellectual property rights by any party may limit our ability to market and sell existing products and to develop, create and sell new products and brands. We are also subject to risks in this area because existing patent, trade secret and trademark laws offer only limited protection, and the laws of some countries in which our products are or may be developed, manufactured or sold may not fully protect our products. In addition, others may assert intellectual property infringement claims against us or our customers.

We may not be able to effectively integrate the operations of newly-acquired businesses or realize the anticipated benefits of our strategic acquisitions.

We have completed a number of acquisitions in recent years, including more than 25 spirits and wine brands and distribution assets acquired last year from Pernod Ricard S.A. We will continue to consider acquisitions as a means of enhancing shareowner value. Acquisitions, including the acquisition of SBR, involve risks and uncertainties, including:

•	difficulties integrating the acquired company, retaining the acquired business’ customers, and achieving the expected benefits of the acquisition, such as revenue increases, cost savings, and increases in geographic or product presence, in the desired time frames, if at all;

•	loss of key employees from the acquired company;

•	implementing and maintaining consistent standards, controls, procedures, policies and information systems; and

•	diversion of management’s attention from other business concerns.

Future acquisitions could cause us to incur additional debt, contingent liabilities, increased interest expense and higher amortization expense related to intangible assets, as well as experience dilution in earnings per share. Impairment losses on goodwill and intangible assets with an indefinite life, or restructuring charges, could also occur as a result of acquisitions.

Various external conditions, including economic, weather and business conditions may result in a decrease in our sales and profitability.

Demand for our products is sensitive to certain external factors, including economic conditions; weather conditions; with respect to the golf business, destination travel and corporate spending; and with respect to home and hardware, mortgage and other interest rates affecting the housing market, as well as the number of new housing starts and existing home sales. The impact of these external factors is difficult to predict, and one or more of these factors could result in a decrease in our sales and profitability.

We sell products internationally, and accordingly our profitability is subject to fluctuations in currency exchange rates, which are beyond our control.

We sell products in the United States, Europe and other areas (principally Canada, Mexico and Australia). While we hedge certain foreign currency transactions, a change in the value of currencies and fluctuations in currency exchange rates may affect our operating performance by negatively impacting revenues outside of the United States when we translate into U.S. dollars for financial reporting purposes the sales conducted in foreign currencies. The exchange rates between some of the foreign currencies in which our subsidiaries operate and the U.S. dollar have fluctuated significantly in recent years and may do so in the future.

We manufacture and source our products internationally and are exposed to risks associated with doing business globally.

We manufacture and source our products in the United States, Europe, Canada, Mexico, China, Thailand and other countries. Accordingly, we are subject to risks associated with changes in political, economic and social environments, local labor conditions, changes in laws, regulations and policies of foreign governments, as well as U.S. laws affecting activities of U.S. companies abroad, including tax laws and enforcement of contract and intellectual property rights. Many of these risks are beyond our control. Exchange rate fluctuations may increase the cost of sourced products and reduce our margins and profitability.

Risks associated with commodity and energy price volatility could increase the costs of production and distribution of our products, which could decrease our margins.

We are a large consumer of certain commodities that we use in the production of our products, including steel, copper, brass, titanium, glass, plastic, resins, wood, particle board, grains and grapes. Accordingly, we are exposed to risks associated with commodity price volatility arising from weather, supply conditions, geopolitical and economic variables, and other unpredictable external factors. The price we pay for these commodities can fluctuate significantly in response to these factors over which we have no control. Volatility in the prices of commodities could result in an increase of our costs to produce our products. In addition, because we use a significant amount of energy in making and distributing our products, our profitability is sensitive to changes in energy prices, and a sudden and sharp increase in the cost of energy would increase our production and distribution costs. Any increase in our costs would adversely affect our margins to the extent we are unable to pass such costs on to our customers.

A continued increase in the costs of certain employee and retiree benefits could negatively impact our results of operations.

Increases in the costs of medical and pension benefits to our business could continue and negatively affect our results of operations as a result of:

•	continued increases in medical costs related to current and retired employees due to increased usage of medical benefits and medical inflation in the United States;

•	the effect of any decline in the stock and bond markets on the performance of our pension plan assets;

•	potential reductions in the discount rate used to determine the present value of our benefit obligations; and

•	changes in law and accounting standards that may increase the funding of, and the expense reflected for, employee benefits.

Our spirits and wine business relies on the performance of wholesale distributors and other marketing arrangements, and the poor performance of major distributors or other disruptions in our distribution channels could decrease the distribution of, and therefore lower the revenues from, our spirits and wine business.

Our spirits and wine products are sold principally through wholesale distributors for resale to retail outlets. The replacement, poor performance or financial default of a major distributor or one of its major customers or any other unplanned disruption to an existing distribution channel could adversely affect the revenues of our spirits and wine business. A disruption could be caused by the sale of a distributor to a competitor, financial instability of the distributor, or other unforeseen events. Because wholesale sales forces are important to the successful distribution of our spirits and wine products, the occurrence of any of the foregoing risks could significantly affect our distribution capabilities and results of operations. We have not been significantly impacted by the foregoing risks related to our wholesale distributors in the past. However, we believe such risks, if they did occur, could harm our future distribution capabilities and results of operations.

Increased excise taxes on distilled spirits and wine could adversely affect the profitability of our spirits and wine business.

Distilled spirits and wine are subject to excise tax in many countries where we operate. In addition, many states in the U.S. and other jurisdictions are considering possible excise tax increases. Historically, increases in excise taxes on distilled spirits have reduced demand for such products. In the 1980’s, U.S. Federal excise taxes on distilled spirits and wine increased, which caused a decrease in the demand for the affected products. Such decrease lowered our revenues and results of operations for the spirits and wine segment during that time period. Any future excise tax increases in any jurisdiction could have an adverse effect on our sales revenue or margin, both through reducing overall consumption and by encouraging consumers to switch to lower-taxed categories of beverage alcohol.

Changes in golf equipment regulatory standards could negatively impact our golf business sales and limit our ability to develop and market our golf products.

Our ability to develop and market new golf products is limited by rules governing equipment standards set by industry associations, such as restrictions on golf club head size and shaft length, and the overall distance standard for golf balls. It is not clear what effect any change in these rules would have upon the demand for our products. This uncertainty adversely affects our research and development operations which must plan and commit resources years in advance of a new product release. New rules could accordingly restrict our ability to develop new products. In addition, general confusion created by the ruling bodies and limits on new golf technology generally have hurt the sales of our golf products.

There is no assurance that our future products will satisfy the rules and standards of industry associations, or that our existing rules and standards will not be changed in ways that negatively affect the sales of our products. Furthermore, any future rule changes could further impair our ability to differentiate our products from our competitors resulting in reduced sales and profitability.

We may incur potential liabilities and costs from litigation.

Our business is subject to various litigation risks, including with respect to alcohol and to tobacco products made and sold by former operations. Alcohol litigation could be time-consuming and could divert management attention from executing its business plan. We have not been significantly impacted by the foregoing risks related to potential liability from litigation in the past. However, the plaintiffs in alcohol and tobacco litigation have typically requested large damages. The plaintiffs in alcohol litigation typically request remedies that, if granted, could materially harm our spirits and wine businesses. It is not possible to predict the outcome of pending litigation, and, as with any litigation, it is possible that some of the actions could be decided unfavorably. If any of the risks related to any litigation matter were to materialize, the resulting costs could impair results of operations, cash flow and financial condition.

An impairment in the carrying value of goodwill or other acquired intangibles could decrease our earnings and net worth.

The carrying value of goodwill represents the fair value of acquired businesses in excess of identifiable assets and liabilities as of the acquisition date. The carrying value of other intangibles represents the fair value of trademarks, trade names, and other acquired intangibles as of the acquisition date. Goodwill and other acquired intangibles expected to contribute indefinitely to our cash flows are not amortized, but must be evaluated by our management at least annually for impairment. If carrying value exceeds current fair value as determined based on the discounted future cash flows of the related business and brands, the intangible is considered impaired and is reduced to fair value via a charge to earnings. Events and conditions that could result in impairment include changes in the industries in which we operate, as well as competition and advances in technology, a significant product liability or intellectual property claim, or other factors leading to reduction in expected sales or profitability. If the value of goodwill or other acquired intangibles is impaired, our earnings and net worth could decrease.

Historical financial statements may not be reflective of our future financial condition and results of operation due to our recent portfolio realignment or other reasons.

We made significant changes in our business last year, as discussed in “Summary—Description of Fortune Brands’ Business—Recent Developments,” including spinning-off our office products business, buying more than 25 spirits and wine brands and other assets of Allied Domecq PLC and borrowing to finance that acquisition. Although we believe that this proxy statement/prospectus contains all material information that is necessary to make an informed assessment of our assets and liabilities, financial position, profit and losses and prospects, historical financial statements do not necessarily provide all the financial information investors may consider relevant in evaluating our business after these changes or represent what our results of operations or financial position will be for any future periods.

Downgrades of our credit ratings could result in an increase in our cost of capital.

If Moody’s, S&P or Fitch were to downgrade our credit rating, such a downgrade could result in loss of access to the commercial paper market and increase our cost of capital. Downgrades of our credit ratings could also affect the value or marketability of our notes.

FORWARD-LOOKING STATEMENTS

Certain statements in this proxy statement/prospectus, including information included or incorporated by reference herein, are forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties. Readers are cautioned that these forward-looking statements speak only as of the date hereof, and Fortune Brands does not assume any obligation to update, them. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to:

•	Fortune Brands’ ability to consummate the merger described herein,

•	competitive market pressures (including product and pricing pressures),

•	consolidation of Fortune Brands’ trade customers and increased private-label products, particularly in the home and hardware industry,

•	successful development of new products and processes,

•	ability to secure and maintain rights to intellectual property,

•	risks pertaining to strategic acquisitions and joint ventures, including the spirits and wine acquisition and the related integration of internal controls over financial reporting,

•	ability to attract and retain qualified personnel,

•	various external conditions, including general economic conditions, weather and business conditions,

•	risks associated with doing business outside the United States, including currency exchange rate risks,

•	interest rate fluctuations,

•	commodity and energy price volatility,

•	costs of certain employee and retiree benefits and returns on pension assets,

•	dependence on performance of wholesale distributors and other marketing arrangements,

•	the impact of excise tax increases on distilled spirits and wine,

•	changes in golf equipment regulatory standard and other regulatory developments,

•	potential liabilities, costs and uncertainties of litigation,

•	impairment in the carrying value of goodwill or other acquired intangibles,

•	Fortune Brands’ historical consolidated financial statements may not be indicative of future conditions and results due to Fortune Brands’ recent portfolio realignment,

•	any possible downgrades of Fortune Brands’ credit ratings,

•	as well as other risks and uncertainties detailed from time to time in Fortune Brands’ Securities and Exchange Commission filings.

Fortune Brands cautions you that these factors may not be exhaustive. In addition, you should consider the risks described in “Risk Factors” which could also cause actual results to differ from forward-looking information. Accordingly, you should not rely on forward-looking statements as a prediction of actual results.

SBR’S SPECIAL MEETING OF STOCKHOLDERS

This document constitutes a proxy statement of SBR and is being furnished to all record holders of SBR Class A and Class B common stock in connection with the solicitation of proxies by the board of directors of SBR to be used at a special meeting of shareholders of SBR to be held on June 2, 2006. This document also constitutes a prospectus relating to the Fortune Brands’ common stock to be issued to holders of the Class A and Class B common stock upon completion of the merger.

Date, Place and Time of Special Meeting

The special meeting of SBR shareholders will be held at 5:00 p.m. local time on June 2, 2006 at The Blennerhassett Hotel, Ballroom, First Floor, Market & Fourth Streets, Parkersburg, West Virginia.

Purpose of the Special Meeting

The purpose of the special meeting is to consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of February 9, 2006 by and among Fortune Brands, Brightstar Acquisition, LLC, and SBR, which provides, among other things, the acquisition of SBR by Fortune Brands by merger of Brightstar Acquisition, LLC with and into SBR, with SBR as the surviving corporation and approve the merger contemplated thereby. As a result of the merger, SBR will become a wholly owned subsidiary of Fortune Brands.

At this time, the board of directors is unaware of any matter, other than the matter set forth above, that may be presented for action at the special meeting.

Shares Entitled to Vote, Quorum and Vote Required

The holders of record of the outstanding shares of SBR Class A and Class B common stock at the close of business on April 27, 2006 will be entitled to notice of and to vote at the special meeting. At the close of business on that date, there were 5,346,453 shares of SBR Class A common stock and 849,793 shares of SBR Class B common stock issued and outstanding and entitled to vote at the special meeting.

At this special meeting, the shareholders of SBR will be entitled to one vote for each share of Class A common stock and one vote for each share of Class B common stock owned of record on April 27, 2006. The holders of a majority of the shares of SBR Class A common stock and Class B common stock entitled to vote at the special meeting must be present, either in person or by proxy, to constitute a quorum at the special meeting. The affirmative vote of a majority of the issued and outstanding SBR Class A common stock and Class B common stock, voting as separate classes, is required to approve the merger and to adopt the merger agreement.

Abstentions and shares held of record by a broker or nominee that are voted on any matter are included in determining whether a quorum exists. Any abstentions will have the same effect as a vote against approval of the merger and adoption of the merger agreement. Accordingly, our board of directors encourages you to complete, date and sign the accompanying proxy card and return it promptly in the enclosed postage-paid envelope.

On the record date, the directors and executive officers of SBR were entitled to vote, in the aggregate, 4,483,379 shares of SBR Class A common stock, or approximately 84% of the outstanding shares of Class A common stock entitled to vote at the special meeting and 284,922 shares of SBR Class B common stock, or approximately 34% of the outstanding shares of Class B common stock entitled to vote at the special meeting.

Voting Agreements

In accordance with the terms of the merger agreement, certain holders of SBR Class A common stock have executed voting agreements in which they agreed to vote 3,569,905 shares of their Class A common stock in favor of approval of the merger, adoption of the merger agreement and any actions required in furtherance of the merger by the SBR stockholders. These shares constitute approximately 67% of all of the outstanding shares of Class A common stock entitled to vote at the special meeting.

Certain holders of SBR’s Class B common stock have executed voting agreements in which they have agreed to vote all of their Class B common stock in favor of approval of the merger, adoption of the merger agreement and any actions required in furtherance of the merger by the SBR stockholders. As of the record date, such holders of Class B common stock owned 280,062 shares or approximately 33% of all of the outstanding shares of Class B common stock entitled to vote at the special meeting.

Board of Directors Recommendation

The board of directors of SBR has approved and adopted the merger agreement and the merger and unanimously recommends that you vote FOR the proposal to approve the merger and to adopt the merger agreement.

Voting and Revocation of Proxies

Proxies, in the form enclosed, which are properly executed by SBR stockholders and returned to SBR and not subsequently revoked, will be voted in accordance with the instructions indicated on the proxies. Any properly executed proxy on which voting instructions are not specified, will be a vote FOR the proposal to approve the merger and to adopt the merger agreement. The proxy also grants authority to the persons designated in the proxy to vote in accordance with their own judgment if an unscheduled matter is properly brought before the special meeting.

If you are the record holder of your shares of SBR common stock, you may revoke any proxy given pursuant to this solicitation by the board of directors of SBR at any time before it is voted at the special meeting by:

•	giving written notice to the Secretary of SBR;

•	executing a proxy bearing a later date and filing that proxy with the Secretary of SBR at or before the special meeting; or

•	attending and voting in person at the special meeting.

All written notices of revocation and other communications with respect to revocation or proxies should be sent to: SBR, Inc., 5300 Briscoe Road, P. O. Box 1646, Parkersburg, West Virginia 26102-1646, Attention: Donna Smith, Secretary. If you hold your shares in street name with a bank or broker, you must contact such bank or broker if you wish to revoke your proxy.

Solicitation of Proxies; Expenses

This proxy solicitation is made by the board of directors of SBR. SBR is responsible for its expenses incurred in preparing, assembling, printing, and mailing this proxy statement/prospectus. Proxies will be solicited through the mail. Additionally, directors of SBR may solicit proxies personally, by e-mail or by telephone or other means of communication. The directors will not be additionally compensated. SBR will reimburse banks, brokers and other custodians, nominees and fiduciaries for their reasonable expenses in forwarding the proxy materials to beneficial owners.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

Fortune Brands

Certain information regarding stock ownership, biographies, compensation and transactions of Fortune Brands management and executive directors is included in Fortune Brands’ annual report on Form 10-K for the fiscal year ending December 31, 2005 at Items 10, 11, 12 and 13 and is incorporated herein by reference. See “Where You Can Find More Information” beginning on page 81.

SBR

Voting and Option Agreements. Certain principal stockholders, directors, executive officers, affiliates and certain of their family members who hold approximately 67% of SBR’s outstanding Class A common stock and approximately 33% of SBR’s outstanding Class B common stock have entered into voting and option agreements (referred to herein as “voting agreements”) with Fortune Brands in which they agreed, subject to certain limited exceptions, to vote, and granted to Fortune Brands irrevocable proxies to vote, certain shares of SBR common stock which are beneficially owned by each of them in favor of approval of the merger, adoption of the merger agreement and any action required in furtherance of the merger by the SBR stockholders and against any action that would reasonably be expected to adversely affect or delay the merger. Each such stockholder also granted to Fortune Brands the option to purchase such stockholder’s shares of SBR common stock subject to the voting agreements upon termination of the merger agreement. As a result, in the event the merger is not consummated, Fortune Brands has the right, but not the obligation, to acquire economic and voting control of SBR. See “The Merger Agreement—Related Agreements—Voting and Option Agreements” on page 49 for additional information regarding the voting agreements.

Employment Arrangements. As required by the merger agreement, certain individuals will enter into employment arrangements with SBR prior to the effective time of the merger. The employment arrangements contain confidentiality, proprietary information and non-competition and non-solicitation clauses customary for arrangements of this type. These employment arrangements are to become effective after the consummation of the mergers. To the extent any of these individuals are also stockholders of SBR, each such individual will receive his or her proportionate share of the merger consideration based on the aggregate SBR shares owned by such individual or shares for which such individuals hold options or subscription rights. See “Merger Consideration Payable to SBR’s Executive Officers” below. SBR does not believe that the executive officers of SBR party to these employment arrangements will receive amounts or benefits materially different than are currently provided under their existing arrangements. The employment arrangements may provide that the employee is eligible to receive severance payments upon termination of his or her employment by SBR, or its successor, for reason other than cause (as that term may be defined in an employment agreement), death or disability in an amount equal to the employee’s continued base salary, insurance and benefits for the period stated in any employment agreement. These payments are contingent upon, and prior to the merger it is SBR’s intention to request, the holders of the Class A common stock to approve such payments but only to the extent such approval is necessary to preclude them from being treated as “parachute payments” within the meaning of section 280G of the Internal Revenue Code.

Related Merger Agreements. Fortune Brands has entered into separate merger agreements for the acquisition of each of SB Ross and Tres. SB Ross and Tres own 954,419 and 240,000 shares of Class A common stock, respectively, of SBR. Under the related merger agreements, each of SB Ross and Tres will be merged with and into wholly-owned subsidiaries of Fortune Brands, followed in each case by the merger of the respective surviving corporations with and into limited liability companies which are also wholly-owned subsidiaries of Fortune Brands. Samuel B. Ross II exercises voting and investment control with respect to the outstanding shares of SBR owned by SB Ross and Tres. Execution of the related merger agreements and consummation of the transactions contemplated therein are conditions to the consummation of the SBR merger. See “The Related Mergers” on page 51 for additional information regarding the related merger agreements.

Option Agreements. Concurrently with the execution of the merger agreement, Fortune Brands entered into option agreements with each stockholder of Tres and each stockholder of SB Ross. Collectively, the stockholders of Tres and SB Ross indirectly own 1,194,419 shares of SBR Class A common stock, which represents approximately 19.2% of SBR’s outstanding capital stock and approximately 22.3% of SBR’s outstanding Class A common stock. Pursuant to the option agreements, if (1) the SBR merger is not consummated by July 31, 2006 and the merger agreement is terminated due to the parties’ failure to consummate the merger by such date or (2) SBR materially breaches the merger agreement or the stockholder materially breaches the option agreement, and Fortune Brands has not materially breached the merger agreement, then such stockholder grants Fortune Brands the option to purchase the shares subject to the option agreement. If Fortune Brands exercises the option due to the parties’ failure to consummate the merger by July 31, 2006 or SBR’s material breach of the merger agreement or the voting agreement, Fortune Brands must at the time of such exercise, exercise its option to purchase all shares of stock subject to the other option agreements. In the event of the exercise of these options, Fortune Brands will acquire direct ownership of SB Ross and Tres and indirect ownership of SBR shares representing approximately 18.5% of the fully-diluted SBR shares. The option terminates on the earlier of the effective time or sixty days following the termination of the merger agreement due to the parties’ failure to consummate the merger by July 31, 2006.

Woodcraft Disposition. As a condition to Fortune Brands’ obligations to consummate the merger under the merger agreement, SBR has agreed to, prior to the effective time, effectuate the disposition of the Woodcraft entities, through either (1) a distribution of the Woodcraft entities, (2) one or more forward cash mergers or other transactions treated as a sale of the assets of the Woodcraft entities for federal income tax purposes, or (3) a sale of the Woodcraft entities or a cash reverse subsidiary merger, in each case, on terms and conditions mutually satisfactory to Fortune Brands and SBR. The board of directors of SBR consisting of all directors other than Samuel B. Ross, II and Susan S. Ross has determined that $10,948,000 is reflective of the fair market value of the Woodcraft entities and has approved the sale, transfer or other disposition of the Woodcraft entities to Samuel B. Ross, II or his designee for $10,948,000. The board of directors of SBR made its determination based on economic, market, financial and other conditions as they existed on, and on the information available to them as of, the date of the determination. In reaching this decision, the board of directors of SBR considered the historical performance and the future growth potential of the Woodcraft entities, the standard multiple of earnings paid for similarly situated companies in Woodcraft’s industry, the book value of the Woodcraft entities and a valuation based upon discounted cash flow.

Specifically, the board of directors of SBR reached its conclusion primarily based on the following information:

•	The sale price of the Woodcraft entities reflects a multiple of 8.9 times the average annual operating income of the Woodcraft entities for the prior three years;

•	The board of directors of SBR expected that revenue would be flat over the next three years, as a decline in catalog revenue was expected to offset internet revenue growth;

•	The board of directors of SBR believed that the book value of the Woodcraft entities was not indicative of the fair market value of the Woodcraft entities as the board of directors of SBR believes it is more customary for going concerns to be valued on a multiple of earnings; and

•	The board of directors of SBR expected that revenue from new franchise fees and royalty income would be flat as franchises already existed in most major metropolitan areas.

The board of directors of SBR considered a distribution of the Woodcraft entities to the SBR shareholders, but rejected such distribution due to the likely adverse tax treatment imposed upon SBR stockholders compared to the increase in value which could be achieved through a sale. The sale of the Woodcraft entities for $10,948,000 and the Real Estate Disposition discussed below will result in additional value to the fully-diluted stockholders of approximately $1.70 per fully-diluted SBR share.

Real Estate Disposition. As a condition to Fortune Brands’ obligations to consummate the merger under the agreement, SBR has agreed to, prior to the effective time, effectuate the disposition of its real property located at (1) 170 Brighton Ave, Portland, Maine and (2) 42 Main Street, Sanford, Maine, referred to herein as the “Real Estate Disposition,” on terms and conditions mutually satisfactory to Fortune Brands and SBR. The board of directors of SBR consisting of all directors other than Samuel B. Ross, II and Susan S. Ross has determined that $455,000 is reflective of the fair market value of such real estate and has approved the sale of these properties to Samuel B. Ross, II, or his designee, for the sum of $455,000.

Airplane Lease. SBR currently leases an airplane from Ross Airplane, LLC, a limited liability company owned jointly by Samuel B. Ross, II, and his wife Susan S. Ross. Susan S. Ross is currently a director of SBR. SBR makes monthly rent payments of approximately $102,000 for the lease of the airplane and it is expected that the lease arrangement will continue after the merger until July 2009.

Options. Certain executive officers of SBR hold unvested options to acquire shares of SBR Class A and Class B common stock, which options, like the options held by all other SBR plan participants, will become fully vested by reason of the merger and be converted into the right to receive Fortune Brands stock or cash as a fully-diluted SBR stockholder.

Payment to Option Holders. Certain holders of options on SBR stock may be eligible to receive a cash payment in connection with the exercise of their stock options which are intended to make up the difference between taxes payable with respect to the options at the ordinary income tax rate and the taxes that would have been payable had the capital gains rate applied. Such payments are contingent upon receipt of the approval of the holders of the SBR Class A common stock, prior to the merger, to the extent shareholder approval is necessary to preclude such payments from being treated as “parachute payments” within the meaning of section 280G of the Internal Revenue Code. Such payments are further subject to the consent and approval of Fortune Brands under the merger agreement. As of January 31, 2006, the aggregate amount of such cash payments is expected to be $835,157. Executive officers holding options on SBR common stock and entitled to receive such payments include Gregory Schorr ($109,573), Charlene Crooks ($132,624), John Brunett ($151,353), Rick Keup ($230,430) and Samuel B. Ross, II ($0). Other holders of options may be eligible to receive cash payments totaling $211,177 in the aggregate. These values are estimates and will be different when calculated at the time of the merger.

Indemnification of SBR Directors. The merger agreement requires Fortune Brands to maintain in effect, for three (3) years following the merger, the directors’ and officers’ liability insurance policies currently maintained by SBR (or policies materially similar to such policies); provided that Fortune Brands is not required to spend an amount which is more than 200% of the current annual premiums paid by SBR and its subsidiaries for such insurance.

Merger Consideration Payable to SBR’s Executive Officers. As of April 27, 2006, the executive officers of SBR held in the aggregate (a) 3,505,728 shares of Class A and Class B common stock, (b) options to acquire 12,248 shares of SBR Class A common stock, (c) options to acquire 91,843 shares of SBR Class B common stock, and (d) subscriptions to acquire 1,415 shares of SBR Class B common stock. Assuming (i) the impact of the price adjustments set forth on page 34 under “—Merger Consideration” and (ii) 6,440,493 fully-diluted SBR shares outstanding on the date of the proxy statement/prospectus, SBR’s executive officers will receive cash or shares of Fortune Brands common stock equal to approximately $295,327,964. Such amount is net of the officers’ exercise price to purchase the options held by them and net of the balance of the subscription price for any stock subscribed to by them and does not include any amount which SBR option holders may receive upon consummation of the merger concerning tax effects. See “—Payment to Option Holders” above. Set forth below is the estimated value of the merger consideration to be received by each of the executive officers of SBR. Each of these calculations assumes that the merger consideration in all cases will be $82.29 for each fully-diluted SBR share. Because the aggregate merger consideration and the value of Fortune Brands common stock at the effective time of the merger are not presently known, the true and actual merger consideration to be paid to SBR’s executive officers cannot be presently calculated. See “The Merger Agreement—Merger Consideration.”

Executive Officer	Number of Shares of Common Stock Beneficially Owned	Merger Consideration Received for Shares of Common Stock	Number of Shares of Common Stock Underlying Options Held	Merger Consideration Received for Options Held (1)	Number of Shares of Common Stock Underlying Subscriptions Held	Merger Consideration Received for Subscriptions Held (2)
Samuel B. Ross, II	3,210,659	$264,205,129	12,248	$777,310	0	0
John Brunett	78,282	$6,441,826	19,756	$1,282,665	869	$62,150
Charlene Crooks	104,642	$8,610,990	18,035	$1,170,592	546	$38,770
Gregory Q. Schorr	59,040	$4,858,402	16,349	$1,061,193	0	0
Rick Keup	15,007	$1,234,926	26,503	$1,730,616	0	0
Donna M. Smith	23,726	$1,952,413	705	$40,658	0	0
Scott E. Richardson	14,372	$1,182,672	10,495	$677,654	0	0

[1]	Such amount is net of the exercise price paid by the holder and does not include any amount which SBR option holders may receive upon consummation of the merger concerning tax effects. See “—Payment to Option Holders” above.
[2]	Such amount is net of the balance of the subscription price owed by the subscriber as of April 27, 2006 and does not reflect any additional payments made by the subscriber after such date.

MARKET PRICE AND DIVIDEND INFORMATION

Recent Share Prices

Fortune Brands common stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “FO.” Quotations of the sales volume, high and low sales prices, and the closing sales prices of the common stock of Fortune Brands are listed daily in the consolidated transaction reporting system.

The following table sets forth the high and low sales prices for Fortune Brands common stock for the periods indicated as reported in the consolidated transaction reporting system:

		Fortune Brands
		High	Low
2003	First Quarter	$48.70	$40.60
	Second Quarter	54.25	42.71
	Third Quarter	58.57	51.41
	Fourth Quarter	71.80	57.02

2004	First Quarter	$77.10	$66.10
	Second Quarter	80.50	70.80
	Third Quarter	75.21	68.47
	Fourth Quarter	79.15	70.35

2005	First Quarter	$85.22	$75.11
	Second Quarter	91.75	81.27
	Third Quarter	96.18	79.69
	Fourth Quarter	81.54	73.50

2006	First Quarter	$82.87	$74.96
	Second Quarter (through April 27)	81.49	78.04

The shares of common stock of SBR are not publicly traded and management is not aware of any recent trades in the common stock of SBR. There is no active market for SBR common stock and management does not expect one to develop. In the opinion of SBR management, because of a lack of any market for shares of SBR stock, transactions in SBR stock of which SBR is aware are not frequent enough to constitute representative prices.

The above table shows only historical comparisons and may not provide meaningful information to SBR stockholders in determining whether to approve the merger and adopt the merger agreement. SBR stockholders are urged to obtain current market quotations for Fortune Brands common stock and to carefully review the other information contained in this proxy statement/prospectus in considering whether to approve the merger and adopt the merger agreement. The high price for the third quarter 2005 does not reflect the effects of the spin-off of ACCO World Corporation on August 16, 2005. Please refer to the section of this proxy statement/prospectus entitled “Where You Can Find More Information” beginning on page 81.

The closing price per share of Fortune Brands common stock as reported on the NYSE on February 9, 2006, the last full trading day preceding public announcement that Fortune Brands and SBR had entered into the merger agreement, was $78.58, and on April 27, 2006, the last full trading day for which closing prices were available at the time of the printing of this proxy statement/prospectus was $80.72.

No assurance can be given as to the market price of Fortune Brands common stock at any time after the merger. In the event the market price of Fortune Brands common stock decreases or increases prior to the consummation of the merger, the value of Fortune Brands common stock to be received in the merger in exchange for SBR common stock may correspondingly decrease or increase.

Dividend Information

Holders of Fortune Brands common stock are entitled to receive dividends when, as and if declared by the board of directors of Fortune Brands out of funds legally available for that purpose.

Fortune Brands paid quarterly cash dividends as set forth below for the periods indicated:

		Fortune Brands
		Dividend Paid
2003	First Quarter	$0.27
	Second Quarter	$0.27
	Third Quarter	$0.30
	Fourth Quarter	$0.30

2004	First Quarter	$0.30
	Second Quarter	$0.30
	Third Quarter	$0.33
	Fourth Quarter	$0.33

2005	First Quarter	$0.33
	Second Quarter	$0.33
	Third Quarter	$0.36
	Fourth Quarter	$0.36

2006	First Quarter	$0.36
	Second Quarter (through April 27)	—

While Fortune Brands currently pays dividends on its common stock, there is no assurance that it will continue to pay dividends in the future. Future dividends on Fortune Brands common stock will depend upon its earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, its ability to service any equity or debt obligations senior to the common stock and other factors deemed relevant by the board of directors of Fortune Brands.

Number of Stockholders

As of April 27, 2006, SBR had 5,346,453 shares of Class A common stock and 849,793 shares of Class B common stock outstanding and approximately 44 stockholders of record of the SBR Class A common stock and approximately 299 stockholders of record of the SBR Class B common stock. As of April 27, 2006, Fortune Brands had approximately 146,622,997 shares of common stock outstanding and approximately 22,951 stockholders of record. These numbers do not reflect the number of persons or entities who may hold their stock in nominee or “street name” through brokerage firms.

THE MERGER

Background of the Merger

On an annual basis, SBR’s board of directors discussed the market value of SBR and strategic alternatives. During these discussions, the board considered the growth and prospects of the building materials industry generally, the current and future prospects of SBR’s products, potential acquirors of SBR’s business, contacts initiated by potential acquirors and multiples of earnings being paid by similarly situated companies in the same industry. SBR’s Chief Financial Officer also maintained close contact with a number of industry analysts who were active in the building materials industry. As a result, he maintained familiarity with values being paid for companies similarly situated to SBR.

Potential acquirors who confidentially contacted SBR in the past year included:

•	A national window company. SBR’s board of directors rejected this inquiry due to perceived cultural differences, conflict in channels of distribution, the probability that cost synergies would result in significant layoffs of personnel and the lack of any publicly traded stock as merger consideration.

•	A regional window company. The structure of this inquiry was in the form of a merger where SBR shareholders would retain majority ownership. SBR’s board of directors rejected this inquiry because the regional window company was owned by a private equity firm that required shareholder rights disproportional to their proposed minority ownership.

•	Financial acquirors. Certain financial acquirors by whom SBR was contacted were not deemed strategically or structurally attractive as any such transaction would consist of all cash consideration in a taxable transaction and due to the typical short-term investment horizon of a financial buyer.

In August 2005, SBR’s board affirmatively decided to explore a potential sale of SBR. In the course of this deliberation, Fortune Brands was deemed the most attractive and viable acquiror due to:

•	Fortune Brands’ status as a strategic acquiror (rather than a financial buyer);

•	The viability of a tax-free stock transaction with Fortune Brands and the desirability of ownership of Fortune Brands stock;

•	The undesirability of public auction which was viewed as disruptive to SBR’s business; and

•	Fortune Brands’ industry-wide respect and reputation relating to its treatment of employees.

Samuel B. Ross, II, chief executive officer of SBR, and Bruce Carbonari, chief executive officer of Fortune Brands Home and Hardware, became acquainted over the past five years, as the leaders of two fast growing, U.S. home products businesses. During the course of their acquaintance, Mr. Carbonari expressed an interest in exploring a possible acquisition of SBR if it ever became available for sale.

In September of 2005, Samuel B. Ross, II contacted Bruce Carbonari to discuss a possible merger of their respective businesses and the growth opportunities available to SBR as a part of a larger home products organization. In October 2005, Mr. Ross further contacted Mr. Carbonari to indicate that Fortune Brands was the preferred buyer of SBR’s board and suggested that Mr. Carbonari coordinate an acquisition proposal. In late October 2005, SBR and Fortune Brands entered into a confidentiality and exclusivity agreement pursuant to which each party agreed to provide due diligence materials to the other party. As a result of Mr. Carbonari’s expressed interest in pursuing a transaction, SBR prepared and delivered a memorandum describing SBR’s business in greater detail to Fortune Brands in November 2005.

In early December 2005, members of SBR’s and Fortune Brands’ respective management teams met and reviewed information about SBR for purposes of better understanding opportunities available between the two companies, and to develop an appropriate transaction structure and valuation. The SBR representatives present at this meeting included Samuel B. Ross, II, Chief Executive Officer, John Brunett, Senior Vice President, Charlene Crooks, Senior Vice President, Gregory Q. Schorr, President & Chief Operating Officer, Donna M. Smith, Secretary, Brian Standley, Controller, and Rick Keup, President of Simonton Building Products, Inc., Simonton Windows, Inc. and Simonton Industries, Inc. The Fortune Brands representatives present at this meeting included Bruce Carbonari, Chief Executive Officer of Fortune Brands Home and Hardware, Christoper J. Klein, Senior Vice President - Strategy & Business Development, Mark A. Roche, Senior Vice President, General Counsel and Secretary, Allan Snape, Vice President, Business Development, and Carl Hedlund, President of Therma-Tru Corp.

On December 14, 2005, Messrs. Carbonari and Klein met with Mr. Ross and John Staley, a member of SBR’s board of directors, to discuss an offer. At this time, Fortune Brands proposed aggregate merger consideration of $620 million (on a cash-free, debt-free basis) which reflected a 7.8x multiple of forecasted EBITDA for fiscal year end 2006. The assumed share price of Fortune Brands common stock with respect to the stock consideration was proposed as $83 per share. Mr. Ross asked Messrs. Carbonari and Klein to increase their cash offer to $630 million and to reconsider the assumed value of their stock as the differential between stock value and cash value per share was too great based upon the market price as of that day. The parties departed without reaching an agreement as Mr. Klein wanted to consult with Mr. Wesley, Fortune Brands’ CEO.

On December 16, 2005, SBR’s board of directors reviewed a revised offer of $630 million (on a cash-free, debt-free basis) and an assumed value of $82 per share of Fortune Brands common stock. The SBR board of directors reviewed precedent transactions in the building materials industry, and they determined that the multiple of forecasted EBITDA offered for SBR was equal to or exceeded any transaction within the previous two years. The board of directors reviewed ten transactions of which four involved companies that primarily sold products similar to SBR. The average multiple of projected first year EBITDA for these ten transactions was 6.8, and the highest multiple was 7.9. The following day the parties agreed to a non-binding term sheet for the proposed merger, containing the economic terms which are incorporated in the merger agreement, subject to completion of due diligence, and negotiation of other acceptable contract terms.

Fortune Brands conducted due diligence over a six-week period beginning in late December 2005, and concluding in early February 2006. SBR met with members of Fortune Brands management team to better understand the Fortune Brands group of companies. Representatives of Fortune Brands reviewed SBR financial information, visited SBR production facilities, conducted environmental due diligence, met with the leadership team of SBR, and completed legal due diligence.

Throughout the month of January 2006, attorneys from Fortune Brands and SBR, together with outside counsel, drafted and negotiated the merger agreement and the supporting documents and schedules. On February 9, 2006 the parties agreed to and signed the merger agreement.

Fortune Brands’ Reasons for the Merger

The management and board of directors of Fortune Brands believes the merger is in the best interests of Fortune Brands and its shareholders. In approving the merger agreement the board of directors of Fortune Brands considered the financial terms and legal structure of the merger. In evaluating the business and strategic benefits of this transaction, the board considered the following factors:

•	The $10 billion dollar U.S. windows market is growing and most participants seem to earn attractive margins;

•	The window market exhibits strong fundamentals, with a fragmented marketplace of many suppliers particularly in vinyl window manufacture, and attractive customer demographics;

•	SBR is focused on the fast growing vinyl replacement segment of the market, not the more volatile new construction segment;

•	SBR is focused on quality and service (7-day delivery) consistent with Fortune Brands Home and Hardware quality culture;

•	SBR is well positioned in the Coastal / Hurricane product segment, which should grow, particularly if the eastern or southeastern United States are entering a period of increased hurricane activity;

•	SBR is the only vinyl window maker with national market coverage and posses strong customer base;

•	There are sales and cost synergies and growth opportunities between Fortune Brands and SBR; and

•	The transaction value is consistent with other Fortune Brands Home and Hardware acquisition multiples (5 to 8 times EBITDA) and industry comparables.

In course of the board’s evaluation of the merger, it also considered the following mitigating factors:

•	Makers of wood windows may begin making vinyl windows increasing competition and reducing margins;

•	The pace of growth in vinyl window sales could slow;

•	New competition could come from China;

•	Prices of petroleum based raw materials and natural gas, which are integral components of SBR’s products, could increase;

•	Members of SBR’s management could decide to leave SBR after a change of control; and

•	The Sarbanes-Oxley Act imposes burdens on corporations that require large expenditures for compliance, which could reduce SBR’s operating margins.

The above discussion of the information and factors considered by Fortune Brands’ board of directors is not intended to be exhaustive, but includes the material factors Fortune Brands’ board of directors considered. In reaching its determination to approve the merger agreement, Fortune Brands’ board of directors did not assign any relative or specific weights to any of the foregoing factors and individual directors may have given differing weights to different factors.

SBR’s Reasons for the Merger; Recommendation of Board of Directors

SBR’s board of directors believes that the merger is in the best interests of SBR and its shareholders. Accordingly, SBR’s board has unanimously approved the merger agreement and unanimously recommends that SBR’s stockholders vote FOR the proposal to approve the merger agreement.

In approving the merger agreement, SBR’s board of directors consulted with its legal counsel as to its legal duties and the terms of the merger agreement and related agreements. SBR believes that combining with Fortune Brands will create a stronger and more focused company that will provide significant benefits to SBR’s shareholders, employees and customers alike. The terms of the merger agreement, including the consideration to be paid to SBR shareholders, were the result of arm’s length negotiations between representatives of Fortune Brands and SBR. In evaluating whether to merge with Fortune Brands, SBR’s board of directors considered a number of factors, including, without limitation, the following:

•	the potential for broader marketing of SBR’s subsidiaries’ products which the SBR board believed was substantial given Fortune Brands’ reputation for marketing consumer products and SBR’s excellence in service and quality;

•	the benefit of synergies between SBR and Fortune Brands’ product lines including the manufacturing of entry doors which SBR customers have demanded;

•	the benefits provided by the sharing of SBR and Fortune Brands’ respective customer base which should expand as each company’s channels of distribution are complimentary;

•	the additional capital, liquidity and resources needed for SBR’s operations to continue to grow;

•	information regarding the business, financial condition and operations of Fortune Brands and future prospects of Fortune Brands and its capital stock which was significant given SBR’s shareholders interest in a tax-free stock transaction;

•	the merger consideration to be paid to SBR stockholders which was deemed fair and attractive in the context of SBR’s book value;

•	the tax-free nature of the exchange of SBR common stock for Fortune Brands common stock offered to SBR shareholders as part of the merger consideration for federal income tax purposes;

•	the fact that Fortune Brands common stock is publicly traded on the New York Stock Exchange and is therefore a more liquid investment than SBR stock, for which a public market does not exist;

•	the non-economic terms of the transaction, including the impact on existing customers and employees which, in the context of an acquisition by a strategic purchaser, are more attractive given the long-term strategy of Fortune Brands as compared to a typical financial acquiror;

•	the compatibility of Fortune Brands’ management team with that of SBR and the general strategic fit of the entities; and

•	SBR management’s assessment that Fortune Brands has the ability to help improve the operations of SBR.

SBR’s board of directors determined that SBR’s competitive position and the value of its stock could best be enhanced by becoming a wholly owned subsidiary of Fortune Brands. The aggregate price to be paid to holders of SBR stock resulted from negotiations which considered the historical earnings and dividends of Fortune Brands and SBR; the potential growth in SBR’s market and earnings, both as an independent entity and as a part of a larger organization such as Fortune Brands, SBR’s asset quality; and the effect of the merger on the shareholders, employees and customers of SBR and the communities that SBR serves. The terms of the agreement contained no negative factors which SBR’s board of directors could identify.

The above discussion of the information and factors considered by SBR’s board is not intended to be exhaustive, but includes the material factors SBR’s board considered. In reaching its determination to approve and recommend the merger, SBR’s board did not assign any relative or specific weights to any of the foregoing factors and individual directors may have given differing weights to different factors. Based on the reasons stated, the board of directors of SBR believes that the merger is in the best interest of SBR and its shareholders. The board of directors of SBR therefore unanimously approved the merger and the merger agreement and unanimously recommends that the SBR shareholders vote FOR the approval of the merger agreement.

No Opinion of Independent Financial Advisor

Neither Fortune Brands nor SBR has engaged an independent financial advisor to review and report on the fairness of the transaction, from a financial point of view, to either party or their respective stockholders.

Appraisal Rights under West Virginia Law

Under West Virginia law, a SBR stockholder will be entitled to seek appraisal for, and obtain payment of the fair value of such stockholder’s shares of SBR common stock if the merger is consummated. For this purpose, the “fair value” of SBR common stock will be the value of such stock immediately before the completion of the merger, without discount for lack of marketability or minority status. A SBR stockholder who is entitled to appraisal rights may not challenge the merger, unless the merger was not effectuated in accordance with applicable statutory provisions regarding mergers or SBR’s articles of incorporation, bylaws or authorizing resolution or was otherwise procured by fraud or misrepresentation. These procedures are described more fully later in this document under the heading “Appraisal Rights under West Virginia Law” beginning on page 67. A copy of the relevant portions of West Virginia law is attached as Annex B to this proxy statement/prospectus.

Accounting Treatment

The acquisition of SBR will be accounted for using the purchase method of accounting by Fortune Brands under generally accepted accounting principles. Accordingly, using the purchase method of accounting, the assets and liabilities of SBR will be recorded by Fortune Brands at their respective fair values at the time of the merger. The excess of Fortune Brands’ purchase price, if any, over the net fair value of assets acquired including identifiable intangible assets and liabilities assumed is recorded as goodwill. Goodwill will be periodically assessed for impairment but no less frequently than on an annual basis. Prior period financial statements are not restated and results of operation of SBR will be included in Fortune Brands’ consolidated statement of operations after the date of the merger. The intangible assets will be amortized against the Fortune Brands’ earnings following completion of the merger.

Regulatory Clearances and Approvals

SBR and Fortune Brands cannot complete the merger until they give notification and furnish information to the Federal Trade Commission and the Antitrust Division of the Department of Justice and observe a statutory waiting period requirement. SBR and Fortune Brands filed the required notification and report forms with the Federal Trade Commission and the Antitrust Division on March 7, 2006. On April 7, 2006, the statutory waiting period expired. As of April 27, 2006, the Company had not received a response or other communication from the FTC or Antitrust Division. At any time before or after the effective time of the merger, and notwithstanding that the waiting period has terminated or the merger may have been consummated, the Federal Trade Commission, the Antitrust Division or any state could take such action under the applicable antitrust or competition laws as it deems necessary or desirable. This action could include seeking to enjoin the completion of the merger. Private parties may also institute legal actions under the antitrust laws under some circumstances.

Federal Securities Laws Consequences

The shares of Fortune Brands common stock to be issued in the mergers will be registered under the Securities Act. These shares will be freely transferable under the Securities Act, except for Fortune Brands common stock issued to any person who is deemed to be an affiliate of SBR, Tres, SB Ross or Fortune Brands. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control with such entities and includes such entities’ respective officers and directors, as well as principal stockholders. Affiliates may not sell their Fortune Brands common stock acquired in the mergers, except pursuant to:

•	an effective registration statement under the Securities Act covering the resale of those shares;

•	an exemption under paragraph (d) of Rule 145 under the Securities Act; or

•	any other applicable exemption under the Securities Act.

Management Following the Merger

Neither the board of directors nor the executive officers of Fortune Brands will change with the consummation of the merger. Information about Fortune Brands’ directors and executive officers, including biographical information, executive compensation and relationships and related transactions between management and Fortune Brands, can be found in Fortune Brands’ proxy statement for the 2006 annual meeting of shareholders and annual report on Form 10-K for the fiscal year ended December 31, 2005, both of which are filed with the SEC and incorporated by reference herein. For more details about how you can obtain copies of Fortune Brands’ annual meeting proxy statement and Form 10-K see “Where You Can Find More Information” beginning on page 81.

THE MERGER AGREEMENT

The following is a summary of the material provisions of the merger agreement. However, the following is not a complete description of all provisions of the merger agreement. You should refer to the full text of the merger agreement, which is attached as Annex A to this proxy statement/prospectus, for precise legal terms of the merger agreement and other information that may be important to you. This summary is qualified in its entirety by reference to the full text of the merger agreement.

The merger agreement has been included to provide you with information regarding its terms. It is not intended to provide any other factual information about the parties to the merger agreement. Please be advised that the representations and warranties of the parties thereto are qualified by information in confidential disclosure schedules that the parties have exchanged in connection with signing the merger agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

The Merger

The merger agreement provides that upon the closing, Brightstar Acquisition, LLC, a wholly-owned direct subsidiary of Fortune Brands that was created to effect the merger, referred to herein as “Merger Sub”, will merge with and into SBR, with SBR continuing as a wholly-owned, direct subsidiary of Fortune Brands. The merger will become effective on the date of filing of articles of merger with the Secretary of State of the State of Illinois and the Secretary of State of the State of West Virginia, which the parties have agreed to file as soon as practicable upon or before the closing. This is referred to as the “effective time” of the merger. At the effective time, the articles of incorporation and bylaws of SBR in effect shall be the articles of incorporation and bylaws of the surviving entity until thereafter changed or amended as provided therein or by applicable law.

As soon as reasonably practicable after the merger, Fortune Brands will cause the surviving entity to merge into a direct, wholly-owned limited liability company with such limited liability company as the surviving entity (such action referred to herein as the “subsequent merger”).

Conversion or Cancellation of Shares in the Merger

At the effective time of the merger:

•	each share of SBR common stock issued and outstanding immediately prior to the effective time (other than dissenting shares), will be converted into the right to receive at the election of the holder of such share of SBR common stock, Fortune Brands common stock or cash, or in the event of an undersubscription or oversubscription for shares of Fortune Brands common stock, a combination of cash and shares of Fortune Brands common stock as described below, in each case based on the final merger consideration calculated as of the effective time of the merger as described below;

•	each outstanding option, warrant, subscription right, conversion right, purchase right or any other right that grants the holder the right to receive or purchase SBR common stock, referred to as “SBR purchase rights,” that is not exercised as of the effective time will no longer be exercisable, but will be converted into the right to receive at the election of the holder of such share, Fortune Brands common stock or cash, or in the event of an undersubscription or oversubscription for shares of Fortune Brands common stock, a combination of cash and shares of Fortune Brands common stock as described below, in each case based on the final merger consideration calculated as of the effective time of the merger as described below;

•	each membership interest of Merger Sub outstanding immediately prior to the effective time will be converted into a share of common stock in the surviving entity; and

•	each share of SBR common stock as to which a dissenting shareholder has properly perfected dissenters’ rights of appraisal under West Virginia law will not be converted into the right to receive merger consideration, and shall instead be treated in accordance with the provisions of the West Virginia Business Corporation Act.

Merger Consideration

In the aggregate, the SBR stockholders and holders of SBR purchase rights (sometimes referred to collectively herein as “fully-diluted SBR stockholders”) shall be entitled to aggregate merger consideration equal to $630,000,000 (subject to certain adjustments described below) to be paid in a combination of cash and shares of Fortune Brands common stock as elected by each SBR stockholder and holder of SBR purchase rights as described below. The merger consideration shall be adjusted from $630,000,000 on a dollar-for-dollar basis for the following:

•	reduced by net outstanding indebtedness for borrowed money of SBR as of the close of business on the date prior to closing (such aggregate indebtedness was approximately $86,293,000 as of January 31, 2006),

•	reduced by unpaid transaction costs incurred by SBR in connection with the merger (such aggregate costs were approximately $150,000 as of January 31, 2006),

•	increased by cash held by SBR as of the close of business on the date prior to closing (such aggregate cash was approximately $18,074,000 as of January 31, 2006), and

•	increased by the aggregate exercise price of all outstanding SBR purchase rights and unpaid subscription amounts (such aggregate amounts were approximately $480,000 as of January 31, 2006).

The dollar values of the adjustments to the aggregate merger consideration as of January 31, 2006 referenced above take into account the “Woodcraft Disposition” and the “Real Estate Disposition” discussed on pages 23 and 24 as if such transactions took place on January 31, 2006. Based upon SBR’s current position with respect to its cash and level of borrowings, the management of SBR expects the aggregate merger consideration to be approximately $545 million.

At the effective time of the merger, Fortune Brands shall deposit $15,000,000 of the merger consideration with a mutually acceptable exchange agent pursuant to an escrow agreement, entered into pursuant to the merger agreement, for the adjustment holdback and the indemnity escrow described herein. (See “—Adjustment Holdback” and “—Indemnity Escrow”). The exchange agent shall not pay to the fully-diluted SBR stockholders that portion of the merger consideration to be deposited into adjustment holdback or the indemnity escrow until such time as such amounts are distributable pursuant to the escrow agreement. The amount of any distributions or payments to be made to, or on behalf of, a fully-diluted SBR stockholder from the adjustment holdback or the indemnity escrow pursuant to the terms of the escrow agreement will be determined based on the percentage ownership (calculated on a fully-diluted basis) of shares of SBR common stock and SBR purchase rights owned by such fully-diluted SBR stockholder immediately prior to the effective time.

At the effective time of the merger, each fully-diluted SBR stockholder shall be entitled to convert such stockholder’s SBR common stock and SBR purchase rights into such stockholder’s pro rata share of the aggregate merger consideration. For each fully-diluted SBR share for which a fully-diluted SBR stockholder makes a cash election or no election, the fully-diluted SBR stockholder will be entitled to receive an amount in cash equal to (i) the aggregate merger consideration minus the escrow amount divided by (ii) the total number of fully-diluted SBR shares outstanding as of the closing date. This cash amount is referred to herein as the “per share cash consideration.” For each fully-diluted SBR share for which a fully-diluted SBR stockholder makes a stock election, the fully-diluted SBR stockholder will be entitled to receive the number of shares of Fortune Brands common stock equal to the per share cash consideration divided by a negotiated assumed value of $82 for each share of Fortune Brands common stock. This stock amount is referred to herein as the “per share stock consideration.” In addition, each fully-diluted SBR stockholder shall be entitled to such stockholder’s pro rata share of any amounts released from the escrow if and when released in accordance with the escrow agreement.

As an example, if at the effective time the aggregate merger consideration was to be calculated based on SBR’s current position with respect to its cash and level of borrowings, the management of SBR expects the aggregate merger consideration would be approximately $545 million, and each fully-diluted stockholder would receive $82.29 per share of SBR common stock, which would equal 1.004 shares of Fortune Brands common stock based upon a negotiated assumed value of $82 per share of Fortune Brands common stock (after reduction by $15 million for the escrows). In each instance, the foregoing is subject to the adjustments described under “Merger Consideration Adjustment.” However, calculation of net consideration is for example purposes only and will be different when calculated at the time of the merger.

Merger Consideration Adjustment

Pursuant to the terms of the merger agreement, Fortune Brands will issue no more than 85%, and no less than 60%, of the consideration in the mergers in shares of Fortune Brands common stock. Therefore, all elections for cash and stock are subject to adjustment to preserve these limitations on the number of shares of Fortune Brands common stock to be issued in the mergers. For purposes of calculating the thresholds, the aggregate Fortune Brands shares to be issued to Tres and SB Ross are excluded from such calculations. However, the aggregate Fortune Brands shares to be issued to the Tres and SB Ross stockholders in the related mergers is included for purposes of such calculations.

If the aggregate number of shares of Fortune Brands common stock that Fortune Brands would issue to fully-diluted SBR stockholders in the merger and the Tres and SB Ross stockholders in the related mergers exceeds 85% of the aggregate consideration in the mergers, the number of shares of Fortune Brands common stock issued to each fully-diluted SBR stockholder and related merger stockholders who elected to receive shares of Fortune Brands common stock shall be reduced pro rata so that the total number of shares of Fortune Brands common stock issued in the merger and the related mergers will equal 85% of the consideration in the mergers. The fully-diluted SBR stockholders whose stock elections are reduced will receive for each share of SBR common stock for which stock has been elected, a pro rata portion of the per share cash consideration to make up for the reduction in shares of Fortune Brands common stock.

If the aggregate number of shares of Fortune Brands common stock that Fortune Brands would issue to fully-diluted SBR stockholders in the merger and the Tres and SB Ross stockholders in the related mergers is less than 60% of the aggregate consideration in the mergers, the cash issued to each fully-diluted SBR stockholder and related merger stockholder who elected to receive cash or made no election shall be reduced pro rata so that the total number of shares of Fortune Brands common stock in the merger and the related mergers will equal 60% of the consideration in the mergers. The fully-diluted SBR stockholders whose cash elections are reduced will receive a pro rata portion of the per share stock consideration to make up for the reduction in cash.

As a result, even if a fully-diluted SBR stockholder makes elections to receive only cash or only shares of Fortune Brands common stock for all of his fully-diluted SBR shares, the fully-diluted SBR stockholder may nevertheless receive a combination of cash and shares of Fortune Brands common stock. In addition, because any adjustments to shares of Fortune Brands common stock issued or cash paid in the event of an oversubscription or undersubscription for shares of Fortune Brands common stock does not take into consideration a fully-diluted SBR stockholder’s total election, there may be some fully-diluted SBR stockholders that still receive more than 85% or less than 60% of their total consideration in Fortune Brands common stock.

Election Procedures

The merger agreement provides that at the time this proxy statement/prospectus is made available to stockholders, fully-diluted SBR stockholders will be provided with an election form and other appropriate and customary transmittal materials. Each election form will allow the holder (other than any holder of dissenting shares) to make for each fully-diluted SBR share held by such holder, a cash election, a stock election or no election.

Holders of fully-diluted SBR shares who wish to elect the type of merger consideration they will receive in the merger should carefully review and follow the instructions set forth in the election form.

To make an election, a holder of fully-diluted SBR shares must submit a properly completed election form so that it is actually received by SBR at or prior to the 5:00 p.m., eastern daylight time, on June 2, 2006 in accordance with the instructions on the election form.

Generally, an election form may be revoked or changed, but only by written notice received by the exchange agent prior to the election deadline. If an election form is revoked or not received prior to the election deadline, the fully-diluted SBR shares represented by such election form will become no election shares, except to the extent (if any) a subsequent election is properly made with respect to such fully-diluted SBR shares. Subject to the terms of the merger agreement and of the election form, SBR will have the reasonable discretion to determine whether any election, revocation or change has been properly or timely made. Regarding election forms received by SBR no later than three business days prior to the election deadline, SBR will exercise reasonable diligence to notify any person of any defect in such election form, and each such person will be permitted to correct such defect prior to the election deadline.

Surrender and Payment; Exchange of Certificates

Accompanying this proxy statement/prospectus is a letter of transmittal. The letter of transmittal contains instructions on how to surrender certificates representing shares of SBR common stock in exchange for the merger consideration the holder is entitled to receive under the merger agreement. Until so surrendered, each such certificate shall, after the effective time, represent for all purposes only the right to receive such merger consideration. After the effective time, there shall be no further registration of transfers of fully-diluted SBR shares.

Fractional Shares

No Fortune Brands fractional shares will be issued in the merger. Instead, each fully-diluted SBR stockholder who would otherwise have been entitled to a fraction of a share of Fortune Brands common stock pursuant to the merger agreement will receive from the exchange agent a cash payment representing such stockholder’s proportionate interest in the proceeds from the sale by the exchange agent in one or more transactions of shares of Fortune Brands common stock equal to the excess of (1) the aggregate number of shares of Fortune Brands common stock to be issued by Fortune Brands in accordance with the merger agreement over (2) the aggregate number of whole shares of Fortune Brands common stock to be distributed to the holders of fully-diluted SBR shares under the merger agreement. As soon as practicable after the effective time, the exchange agent will sell the aggregate of all fractional shares of Fortune Brands common stock at the prevailing prices on the New York Stock Exchange.

Withholding Rights

Each of Fortune Brands and the surviving entity will be entitled to deduct and withhold from the merger consideration payable to any person pursuant to the merger agreement the amounts it is required to deduct and withhold with respect to the making of such payments under any law relating to taxes. If Fortune Brands or the surviving entity deducts or withholds any amounts, these amounts will be treated for all purposes of the merger as having been paid to the fully-diluted SBR stockholders from whom they were withheld.

Adjustment Holdback Escrow

At closing, an aggregate amount equal to the sum of $5,000,000 in cash, referred to herein as the “adjustment holdback,” will be deducted from the merger consideration otherwise to be paid by the exchange agent to the fully-diluted SBR stockholders pursuant to the merger agreement to cover the amount by which actual adjustments to the merger consideration, such as net indebtedness and transaction costs, differ from estimated adjustments made at the time of the closing of the merger. Each fully-diluted SBR stockholder will only be obligated to contribute such fully-diluted SBR stockholder’s pro rata portion of the merger consideration to the adjustment holdback.

If the actual adjustments determined following the closing exceed the estimated adjustments used for purposes of calculating merger consideration at closing, the holders representative and Fortune Brands will promptly direct the exchange agent to disburse an aggregate amount of the adjustment holdback equal to such excess to Fortune Brands in accordance with the terms of the escrow agreement; provided, in the event such difference exceeds the adjustment holdback, such excess will be deducted from the indemnity escrow, as defined below. In the event the estimated adjustments exceed the actual adjustments, Fortune Brands will promptly pay the exchange agent an amount in cash equal to such excess and direct the exchange agent to disburse such excess amount and the adjustment holdback to the fully-diluted SBR stockholders pro rata pursuant to the escrow agreement; provided, however, Fortune Brands will pay such excess amount (1) with respect to the initial $3,000,000 (referred to herein as the “initial excess”) of such excess amount, in cash and (2) with respect to such excess amounts exceeding $3,000,000 (referred to herein as the “extra excess”), in the form of an amount of Fortune Brands common stock equal to (i) the extra excess divided by (ii) $82.00; provided, further, however, if the merger consideration is less than $430,000,000, the initial excess will not be paid in cash, but will be paid in the form of an aggregate amount of shares of Fortune Brands common stock equal to (i) the amount of the initial excess divided by (ii) $82.00.

The remaining amount of the adjustment holdback, if any, after payment to Fortune Brands as described in the preceding paragraph will be disbursed by the exchange agent to the fully-diluted SBR stockholders pro rata pursuant to the escrow agreement. For a summary of the terms of the escrow agreement, see “—Related Agreements, —Escrow and Exchange Agent Agreement” on page 48.

Indemnity Escrow

At closing, an aggregate amount equal to the sum of $10,000,000 in cash, referred to herein as the “indemnity escrow,” will be deducted from the merger consideration otherwise to be paid by the exchange agent to the fully-diluted SBR stockholders pursuant to the merger agreement. Such amount shall be used to satisfy amounts due and owing to Fortune Brands in connection with SBR’s indemnity obligations under the merger agreement. Each fully-diluted SBR stockholder will only be obligated to contribute such fully-diluted SBR stockholder’s pro rata portion of the merger consideration to the indemnity escrow. The indemnity escrow will be disbursed by the exchange agent pursuant to the terms of the escrow agreement.

Stock Election

If the aggregate number of shares of SBR common stock to be exchanged for shares of Fortune Brands common stock upon receipt of the stock elections is less than 2,750,000 (excluding for this purpose any shares of SBR common stock owned by S. Byrl Ross Enterprises, Inc. and Tres Investment Company), then, upon Fortune Brands’ delivery of written notice to each stockholder that is party to a voting agreement, each Class A stockholder executing a voting agreement will be deemed to have made a stock election under the merger agreement with respect to an aggregate number of shares of SBR common stock beneficially owned (referred to herein as the “additional share amount”) by such SBR stockholder such that the aggregate number of shares of SBR common stock exchanged for shares of Fortune Brands common stock pursuant to a stock election under the merger agreement (excluding any shares of SBR common stock owned by S. Byrl Ross Enterprises, Inc. and Tres Investment Company) will equal 2,750,000 (after giving effect to each other voting agreement executed by such Class A stockholders); provided, that each such Class A stockholder will be allocated an aggregate amount of additional share amounts pro rata based on the number of shares of SBR common stock beneficially owned by such Class A stockholder immediately prior to the effective time as compared to the number of shares of SBR common stock beneficially owned by all Class A stockholders (excluding for this purpose any shares of SBR common stock owned by S. Byrl Ross Enterprises, Inc. and Tres Investment Company) subject to voting agreements.

Representations and Warranties of SBR

The merger agreement contains customary representations and warranties of SBR, that are subject, in some cases, to specified exceptions and qualifications contained in the merger agreement or in the disclosure schedules, with respect to itself and its subsidiaries (excluding the Woodcraft entities), relating to, among other things, the following matters:

•	corporate existence, corporate power, good standing and qualification to conduct business;

•	corporate power and valid authorization to execute, deliver and perform obligations under the merger agreement and to consummate the transactions contemplated by the merger agreement;

•	the absence of conflicts between the articles of incorporation, bylaws, agreements, applicable laws, on the one hand, and the merger agreement and the consummation of the transactions contemplated thereby, on the other hand;

•	except as specifically contemplated in the merger agreement, the absence of any required governmental consents, approvals, authorizations or permits with respect to the execution of the merger agreement and the consummation of the transactions contemplated by the agreements;

•	the absence of conflicts between any authorizations, consents, approvals or licenses currently in effect on the one hand, and the merger agreement and the consummation of the transactions contemplated thereby, on the other hand;

•	capitalization;

•	compliance with articles of incorporation, bylaws, debt instruments agreements and applicable laws;

•	financial statements;

•	the absence of undisclosed liabilities;

•	the absence of certain material changes or events relating to the businesses of SBR and its subsidiaries since October 31, 2005;

•	title or valid lease or license to tangible properties and maintenance of material tangible properties;

•	the absence of undisclosed pending or threatened litigation or governmental orders;

•	intellectual property matters;

•	labor matters;

•	insurance matters;

•	the existence, validity and status of contracts;

•	possession of all governmental licenses, permits, franchises and all other authorizations of any governmental authority;

•	environmental matters, including compliance with applicable environmental laws;

•	compliance with laws relating to taxes, timely filing of tax returns and other tax-related matters;

•	title to owned real property, valid interest in leased real property and other real estate matters;

•	absence of employment of, or valid claims of any broker, finder, consultant or other intermediary in connection with the transactions contemplated by the merger agreement;

•	receivables and inventories matters;

•	benefits plans and other employment-related matters;

•	the absence of affiliate transactions except as disclosed in the disclosure schedules to the merger agreement;

•	ownership of SBR’s subsidiaries; and

•	accuracy of information included in the merger agreement and in the registration statement on Form S-4, of which this proxy statement/prospectus is a part.

Representations and Warranties of Fortune Brands and Merger Sub

The merger agreement also contains customary representations and warranties of Fortune Brands and Merger Sub, that are subject, in some cases, to specified exceptions and qualifications contained in the merger agreement or in the disclosure schedules delivered in connection therewith, with respect to itself and its subsidiaries, relating to, among other things, the following matters:

•	corporate existence and good standing to conduct business;

•	corporate power and valid authorization to execute, deliver and perform obligations under the merger agreement and to consummate the transactions contemplated by the merger agreement;

•	the absence of conflicts between the charters, bylaws, agreements, applicable laws, on the one hand, and the merger agreement and the consummation of the transactions contemplated thereby, on the other hand;

•	absence of employment of, or valid claims of any broker, finder, consultant or other intermediary in connection with the transactions contemplated by the merger agreement;

•	capitalization;

•	since December 31, 2004, the timely filing of documents and the accuracy of information contained in documents filed by Fortune Brands with the Securities and Exchange Commission;

•	financial statements included in documents filed by Fortune Brands with the Securities and Exchange Commission;

•	accuracy of information included in the registration statement on Form S-4, of which this proxy statement/prospectus is a part; and

•	the delivery or availability of all SEC comment letters and any notice of violation received by Fortune Brands from the SEC during the past three years.

Conduct of SBR’s Business Prior to the Merger

The merger agreement also contains restrictions on the conduct of SBR’s and its subsidiaries’ businesses pending the effective time of the merger. In general, SBR has agreed that:

(1) it and each of its subsidiaries will:

•	conduct its operations in ordinary course, with no less diligence and effort than would be applied absent the merger agreement;

•	seek to preserve intact its current business organizations;

•	use its reasonable best efforts to keep available the services of its current officers and other employees and preserve its relationships with customers, suppliers, and others having business dealings with it; and

•	timely file all tax returns in accordance with past practices and proceedings; and

(2) it and each of its subsidiaries will not, except to the extent set forth in the merger agreement or consented to by Fortune Brands, prior to the effective time:

•	accelerate, amend or change the period of exercisability or vesting of any outstanding options or other rights granted under any stock option plan, reprice options granted under any stock option plan or authorize cash payments in exchange for any options or other rights granted under any of such plans, except to the extent required under any stock option plan or any individual agreement as in effect on the date of the merger agreement;

•	except for shares to be issued upon exercise of outstanding SBR purchase rights, issue, deliver, sell, dispose of, pledge or otherwise encumber, or authorize or propose such encumbrance of (1) any additional shares of capital stock of any class, or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for any shares of capital stock, or any rights, warrants, options, calls, commitments or any other agreements to purchase or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of capital stock, or (2) any other securities in respect of, in lieu of, or in substitution for, shares outstanding on the date of the merger agreement;

•	redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise, acquire the outstanding fully-diluted SBR common stock, unless contractually required to do so by previously entered into agreements;

•	split, combine, subdivide or reclassify its common stock, set aside for payment or pay any dividend, or make any other distribution in respect of shares of its common stock or otherwise make any payments to its stockholders in their capacity as such;

•	adopt a plan of liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, other than the merger and to facilitate the merger in accordance with the merger agreement;

•	amend its certificate of incorporation or bylaws or similar organizational documents or alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any of its subsidiaries;

•	incur any indebtedness or guarantee any such indebtedness or make any loans, advances or capital contributions to, or investments in others, except with respect to (i) existing credit facilities, (ii) employee loans made in the ordinary course, or (iii) loans made to a senior officer of SBR on terms requiring payment at or prior to the effective time;

•	except with respect to SBR’s 2003 federal income tax return, make, change or revoke any tax election, file any amended tax return, settle or compromise any federal, state, local or foreign tax liability or change (or make a request to change) its method of accounting for tax purposes, enter into a closing agreement with any taxing authority, surrender any right to claim a refund for taxes, consent to an extension of the statute of limitations applicable to any Tax claim or assessment, or take, or omit to take, any other similar action, if such election, change, amendment, agreement, settlement, surrender, consent or action or omission could have the effect of increasing SBR’s tax liability after the closing date;

•	enter into any strategic alliance or joint marketing arrangement or agreement other than routine alliances, arrangements or agreements;

•	pay, discharge, settle or satisfy any material claims, liabilities or obligations or litigation;

•	except as required by applicable law or the merger agreement, call or hold any meeting of SBR stockholders;

•	engage in any practice, take any action, fail to take any action or enter into any transaction which could cause any of SBR’s representations or warranties in the merger agreement to be untrue in any material respect;

•	enter into any contract or agreement which, if entered into prior to the date of the merger agreement, would be required to be set forth on the disclosure schedules;

•	take any action that if taken during the period from October 31, 2005 through the date of the merger agreement would have or would reasonably be expected to have a material adverse effect;

•	terminate certain of its employees as set forth on the disclosure schedules;

•	authorize, recommend, propose or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing; or

•	take any action if such action could reasonably be expected to result in the merger or the subsequent merger not qualifying as a “reorganization” within the meaning of Code section 368(a).

In addition, between the date of the merger agreement and the effective time, SBR has agreed that it and each of its subsidiaries will not, without Fortune Brands’ prior written consent:

•	except for normal increases in the ordinary course that, in the aggregate, are not inconsistent with customary historical anniversary increases, but in no event greater than 3% per individual, or as required by the terms of any agreement previously disclosed to Fortune Brands, increase the compensation, bonus or other benefits payable to any director, officer, other employee, consultant or independent contractor;

•	except as required to comply with applicable law, pay or agree to pay any pension, retirement allowance or other payment or employee benefit not provided for by (or in a manner or at a time not provided in) any of the existing benefit, severance, pension or employment plans, agreements or arrangements as in effect on the date of the merger agreement to any such past or present director, officer or employee;

•	enter into any new or amend any existing employment, consulting, non-solicitation, non-competition, confidentiality or severance agreement with or for the benefit of any such director, officer, employee or independent contractor;

•	except as may be required to comply with applicable law, become obligated under any new pension plan, welfare plan, multi-employer plan, employee benefit plan, severance plan, benefit arrangement, or similar plan or arrangement, which was not in existence on the date of the merger agreement, or amend, terminate or change the terms of such plans or agreements or any funding policies or assumptions for any such plan or arrangement in existence on the date of the merger agreement if such amendment, termination or change would have the effect of enhancing any benefits thereunder or increasing the cost thereof to SBR or any of its subsidiaries; or

•	increase the total head count of SBR and its subsidiaries in an amount greater than an increase in the ordinary course.

Between the date of the merger agreement and the effective time, SBR has agreed that it will use commercially reasonable best efforts to maintain in full force and effect all of its and its subsidiaries’ presently existing insurance policies or insurance comparable to the coverage afforded by such policies. In addition, SBR has agreed that all intercompany payables and receivables due and owing between SBR and its subsidiaries (other than the Woodcraft entities), on the one hand, and the Woodcraft entities, on the other hand, shall be paid down to zero or forgiven prior to the effective time in a manner that does not create a tax liability to SBR and its subsidiaries (other than the Woodcraft entities). Prior to the effective time, SBR has agreed that it will (1) liquidate certain of its stock investments as set forth on the disclosure schedules, and (2) cause to be paid in full all amounts due and owing to SBR or any of its subsidiaries by any affiliates (or any family members of such affiliates) or executive officers.

No Solicitation

SBR has agreed that it will immediately cease and terminate any existing solicitation, initiation, encouragement, activity, discussion or negotiation with any persons conducted prior to the date of the merger agreement by SBR, its subsidiaries or any of their respective representatives with respect to any proposed, potential or contemplated acquisition proposal.

SBR has agreed that from and after the date of the merger agreement, without Fortune Brands’ prior written consent, it will not, nor authorize any of its subsidiaries to, and will use its reasonable best efforts to cause each of its and its subsidiaries’ respective officers, directors, employees, financial advisors, agents or representatives (each referred to as a “representative”) not to, solicit, initiate or encourage or take any other action to facilitate any inquiries or the making of any proposal which constitutes or may reasonably be expected to lead to an acquisition proposal from any person, or engage in any discussion or negotiations relating thereto or accept any acquisition proposal. SBR will as promptly as practicable communicate to Fortune Brands any inquiry received by it relating to any actual or potential acquisition proposal and the material terms of any such inquiry or proposal, including the identity of the person making the same. SBR will as promptly as practicable inform Fortune Brands of any developments with respect to the foregoing.

In addition, SBR has agreed not to release any person from, or waive any provision of, any standstill agreement to which it is a party or any confidentiality agreement between it and another person who has made, or who may reasonably be considered likely to make, an acquisition proposal or who SBR or any of its representatives have had discussions with regarding a proposed, potential or contemplated company acquisition transaction, as defined below.

For purposes of the merger agreement, the term “acquisition proposal” means with respect to SBR, any inquiry, proposal or offer from any person relating to any (1) direct or indirect acquisition or purchase of a business of SBR or any of its subsidiaries, (2) direct or indirect acquisition or purchase of any class of SBR’s or any of its subsidiaries’ equity securities (other than pursuant to an exercise of SBR purchase rights outstanding as of the date of the merger agreement), (3) tender offer or exchange offer that if consummated would result in any person beneficially owning SBR common stock, or (4) merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving SBR or any of its subsidiaries. Each of the transactions referred to in clauses (1) through (4) of this paragraph, other than any such transaction to which Fortune Brands or any of its subsidiaries is a party, is referred to herein as a “company acquisition transaction.”

Additional Covenants and Agreements

Stockholder Meeting. SBR has agreed to, as promptly as possible following the date of the merger agreement and in consultation with Fortune Brands, call and hold a meeting of its stockholders to act upon the merger agreement and the transactions contemplated under the merger agreement, to the extent required by applicable law. SBR will, through its board of directors, recommend to its stockholders approval of such matters. SBR will use its best efforts to hold such meeting as soon as practicable after the date that the registration statement on Form S-4, of which this proxy statement/prospectus is a part, has been declared effective.

Access to Information. Upon reasonable notice, SBR has agreed, and has agreed to cause its subsidiaries, to afford to Fortune Brands and its authorized representatives reasonable access, during normal business hours throughout the period prior to the effective time, to its real property, assets, books and records and, during such period, will and will cause its subsidiaries to furnish promptly to such authorized representatives all information concerning SBR’s and its subsidiaries’ business, real property, assets and personnel. SBR has acknowledged that Fortune Brands may request full and complete access and cooperation of SBR and its personnel for additional due diligence, including Phase II investigation of the real property, and has agreed to provide any support and to take any actions reasonably requested by Fortune Brands in this regard. Fortune Brands has agreed to treat information provided as described in this paragraph confidential in compliance with the terms of the confidentiality agreement between SBR and Fortune Brands dated October 31, 2005.

Fortune Brands will promptly deliver to SBR copies of all reports with respect to any environmental laws received by or on behalf of Fortune Brands or any of Fortune Brands’ representatives or agents. Any entry by Fortune Brands onto any of SBR’s real property is subject to the following conditions: (1) such entry shall be without cost or expense to SBR, (2) Fortune Brands shall, or shall cause its authorized representatives to return each location to substantially its original condition, and (3) Fortune Brands will indemnify SBR against claims for injuries to persons or property or other liability arising out of or related to the activities of Fortune Brands or its authorized representatives on SBR’s real property, unless such liability arises from SBR’s gross neglect or willful misconduct. Such indemnity obligation survives termination of the merger agreement.

Representations and Warranties. Both SBR and Fortune Brands have agreed to give prompt notice to the other of any circumstances that would cause any of their respective representations and warranties set forth in the merger agreement not to be true and correct in all material respects at and as of the effective time. Delivery of such notice will not cure or be deemed to cure any breach of a representation or warranty.

Filings; Reasonable Best Efforts to Consummate Transactions. Subject to the terms and conditions specified in the merger agreement, each of SBR and Fortune Brands have agreed that they will: (1) promptly make their respective filings and make any other required submissions under the Hart-Scott-Rodino Antitrust Improvements Act (“HSR Act”) or any other antitrust or competition laws of any applicable jurisdiction, and any other applicable law with respect to the merger agreement and the transactions contemplated under the merger agreement; (2) cooperate in the preparation of such filings or submissions; and (3) use their reasonable best efforts promptly to take, or cause to be taken, all actions and do, or cause to be done, all other things necessary, proper or appropriate to consummate and make effective the transactions contemplated by the merger agreement as soon as practicable. SBR has agreed to use its reasonable best efforts to transfer any environmental permit to Fortune Brands prior to the effective time as required by applicable environmental laws.

Plan of Reorganization. The merger agreement is intended to constitute a “plan of reorganization” within the meaning of section 1.368-2(g) of the income tax regulations promulgated under the Code. From and after the date of the merger agreement and until the effective time, each of SBR and Fortune Brands has agreed to use its reasonable best efforts to cause the merger to qualify, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act could prevent the merger from qualifying as a reorganization within the meaning of Code section 368(a).

Directors’ and Officers’ Indemnification. Subject to certain exceptions, the merger agreement provides that from and after the effective time, Fortune Brands, the surviving entity and SBR will, to the fullest extent permitted under applicable law, indemnify and hold harmless, and provide advancement of expenses to, each present and former director or officer of SBR and its subsidiaries to the fullest extent permitted by applicable law or to the fullest extent permitted under SBR’s articles of incorporation and bylaws.

In addition, Fortune Brands will cause to be maintained for three years after the effective time the directors’ and officers’ liability insurance and fiduciary liability insurance maintained by SBR with respect to claims arising from facts or events that occurred at or prior to the effective time, provided that Fortune Brands will not, with respect to any of these policies, be required to expend in any one year an amount in excess of 200% of the premiums currently paid by SBR and its subsidiaries.

Post-Closing Obligation. As soon as reasonably practicable after the merger, Fortune Brands will effectuate the subsequent merger.

Conditions to the Consummation of Merger

Conditions to Each Party’s Obligations. The respective obligations of SBR and Fortune Brands to consummate the merger are subject to the following conditions:

•	there be no judgment, order, decree, statute, law, ordinance, rule or regulation, entered, enacted, promulgated, enforced or issued by any court or other governmental authority or other legal restraint or prohibition that:

•	has the effect of making the consummation of the merger or the other transactions contemplated under the merger agreement illegal;

•	materially restricts, prevents or prohibits consummation of the merger or any of the transactions contemplated under the merger agreement; or

•	would impair Fortune Brands’ ability to own the outstanding shares of the surviving entity, or operate its or any of its subsidiaries’ businesses (including the businesses of the surviving entity or any of its subsidiaries), following the effective time;

•	there be no suit, action or proceeding pending by any governmental authority or third party which would have any of the foregoing effects, provided however that each of the parties will use their reasonable best efforts to prevent the entry of such restraints and to appeal as promptly as possible any such restraints that may be entered;

•	the expiration of the applicable waiting period under the HSR Act or antitrust or competition laws of any applicable jurisdiction; and

•	the mergers of S. Byrl Ross Enterprises, Inc. and Tres Investment Company with and into direct wholly-owned subsidiaries of Fortune Brands shall have been consummated.

Additional Conditions to SBR’s Obligations. The obligations of SBR to consummate the merger are subject to the fulfillment at or prior to the effective time of the following additional conditions:

•	(1) Fortune Brands’ representations and warranties relating to financial statements and filings with the Securities and Exchange Commission are true and correct; and (2) all other representations and warranties of Fortune Brands, are true and correct in all material respects, except where any such failure to be true and correct would not individually or in the aggregate result in a Fortune Brands material adverse effect, in each case as of the date of the merger agreement, and as of the effective time with the same force and effect as if made on and as of the effective time (except to the extent expressly made as of an earlier date, in which case as of such date), and Fortune Brands shall have delivered to SBR a certificate of any senior executive officer of Fortune Brands to the effect that each of the conditions specified in clauses (1) and (2) is satisfied;

•	Fortune Brands and its subsidiaries shall have performed or complied in all material respects with its agreements and covenants required to be performed or complied with under the merger agreement as of or prior to the effective time;

•	Fortune Brands has obtained all consents, approvals, orders, releases or authorization from, and Fortune Brands has made all filings and registrations to or with, any person, including any governmental authority, necessary to be obtained or made in order for the SBR to consummate the merger, unless the failure to obtain such consents or make such filings would not, individually or in the aggregate, have a material adverse effect;

•	each of Fortune Brands, Merger Sub and the exchange agent have executed and delivered the escrow agreement;

•	Fortune Brands has delivered or has caused Merger Sub to deliver the merger consideration to the exchange agent as provided for in the merger agreement;

•	SBR has received any required approval of the merger agreement and the merger from SBR stockholders;

•	SBR will have received the opinion of counsel that the merger will qualify as a “reorganization” within the meaning of Code Section 368 and that each of Fortune Brands, Merger Sub and SBR will be a party to the reorganization within the meaning of Code Section 368(b); and

•	no event has occurred that could reasonably be expected to prevent the ability of Fortune Brands or SBR to consummate the merger.

At this time, SBR does not anticipate that it would waive any conditions to its obligation to consummate the merger which would affect the fundamental economics or structure of the transaction, such as receipt of the agreed upon merger consideration, receipt of an opinion of counsel that the merger will qualify as a reorganization within the meaning of Code Section 368, satisfaction of any material covenant obligation including the filing and effectiveness of the registration statement, or any other condition which, if waived, would materially diminish the ability of the SBR stockholders to receive the agreed upon merger consideration.

Notwithstanding the foregoing, with respect to other closing conditions, SBR may elect to waive such conditions to the extent it does not believe such waiver materially affects the fundamental economics or structure of the transaction and is in the best interests of its stockholders to do so. Each such condition would be considered on a specific basis given the facts and circumstances in existence at the time of consideration.

Additional Conditions to Fortune Brands’ Obligations. The obligations of Fortune Brands to consummate the merger are subject to the fulfillment at or prior to the effective time of the following additional conditions:

•	(1) SBR’s representations and warranties relating to corporate power, financial statements, absence of certain changes, litigation and governmental orders, certain intellectual property matters, and disclosure are true and correct; and (2) all other representations and warranties of SBR, are true and correct in all material respects, except where any such failure to be true and correct would not individually or in the aggregate result in a material adverse effect, in each case as of the date of the merger agreement, and as of the effective time with the same force and effect as if made on and as of the effective time (except to the extent expressly made as of an earlier date, in which case as of such date);

•	SBR and its subsidiaries shall have performed or complied in all material respects with its agreements and covenants under the merger agreement as of or prior to the effective time;

•	SBR shall have delivered to Fortune Brands a certificate of any senior executive officer of SBR to the effect that each of the conditions specified in the preceding two paragraphs are satisfied;

•	from the date of the merger agreement to the effective time, there shall not have been any event or development which has had, or could reasonably be expected to have, a material adverse effect;

•	SBR will have obtained all consents from, and SBR will have made all filings to or with, any person, including any governmental authority, necessary to be obtained or made in order for Fortune Brands to consummate the merger, unless the failure to obtain such consents or make such filings would not, individually or in the aggregate, have a material adverse effect;

•	the requisite stockholder approval of SBR’s stockholders of the merger agreement and the merger shall have been obtained and remain in full force and effect;

•	each of the SBR and the holders representative have executed and delivered the escrow agreement;

•	not more than 5% of the company common stock outstanding as of the effective time shall constitute dissenting shares;

•	prior to the effective time, SBR shall have effectuated (1) the disposition of the Woodcraft entities, (2) the Real Estate Disposition, each on terms and conditions mutually satisfactory to Fortune Brands and SBR and (3) the sale of certain securities set forth on the disclosure schedules;

•	each of Tres Investments Company and S. Byrl Ross Enterprises, Inc. shall have made stock elections with respect to all of the shares of SBR common stock owned thereby;

•	Fortune Brands and Merger Sub will have received the opinion of Winston & Strawn LLP that the merger will qualify as a “reorganization” within the meaning of Code Section 368 and that each of Fortune Brands, Merger Sub and SBR will be a party to the reorganization within the meaning of Code Section 368(b); and

•	the holders representative will have delivered to Fortune Brands a certificate certifying as to the aggregate amount of tax liabilities incurred or to be incurred by SBR or its subsidiaries arising in connection with, or related to, the disposition of the Woodcraft entities and the Real Estate Disposition, which aggregate amount shall be satisfactory to Fortune Brands.

At this time, Fortune Brands does not anticipate that it would waive any of the conditions to its obligation to consummate the merger which would affect the fundamental economics or structure of the transaction, or expose Fortune Brands to increased liability or risk with respect to the operations of the SBR business or diminish the intended benefits of the merger. Such conditions include a change in the amount or structure of the merger consideration, receipt of stockholder approval of the merger, disposition of the Woodcraft entities, and satisfaction of the aggregate minimum or maximum stock and cash elections by the SBR stockholders.

Notwithstanding the foregoing, with respect to other closing conditions, Fortune Brands may elect to waive such conditions to the extent it does not believe such waiver materially affects the fundamental economics or structure of the transaction, exposes Fortune Brands to increased liability or risk with respect to the operations of the SBR business or diminish the intended benefits of the merger. Each such condition would be considered on a specific basis given the facts and circumstances in existence at the time of consideration.

Indemnification

Survival Periods. The respective representations and warranties of the parties set forth in the merger agreement will survive the effective time and will remain in full force and effect for the 18 month period following the effective time. The covenants of the merger agreements will survive in accordance with their terms.

Indemnification by the Fully-Diluted SBR Stockholders. Following the merger, the fully-diluted SBR stockholders of SBR will, jointly and severally, indemnify and hold harmless Fortune Brands, the surviving entity and its subsidiaries and each of their respective directors, officers, employees and agents (other than the fully-diluted SBR stockholders, referred to collectively herein as the “Fortune Brands indemnified parties”), for losses arising from (1) any breach by SBR of its covenants and agreements or representations and warranties (provided, if any such representation or warranty is qualified by materiality or material adverse effect or “knowledge,” such qualification will be ignored and deemed not included in such representation or warranty) in the merger agreement or (2) any breach of SBR’s representations and warranties with respect to environmental matters arising from or related to SBR and its subsidiaries or its real property prior to the effective time to the extent such loss is not covered by valid claims previously made under, and prior to the expiration of, SBR’s insurance policy with respect to such environmental matters (including any condition, violation or alleged violation of environmental laws or environmental permits or any release or threatened release of hazardous materials continuing as of the effective time); provided that (1) the fully-diluted SBR stockholders will be required to indemnify with respect to the representations and warranties only to the extent that indemnifiable losses exceed $500,000 in the aggregate, and (2) any indemnification claim with respect to matters described in this paragraph must be made during the applicable survival period set forth in the merger agreement; provided further that the limitations described in clauses (1) and (2) above will not apply to losses resulting from SBR’s fraud or intentional misrepresentation or any breach of the representation or warranty with respect to tax matters.

Indemnification by Fortune Brands. Following the merger, Fortune Brands will indemnify and hold harmless the fully-diluted SBR stockholders, each of their respective directors, officers, employees and agents

(referred to collectively herein as the “stockholder indemnified parties”), for any breach by Fortune Brands or Merger Sub of its covenants or representations and warranties (provided, if any such representation or warranty is qualified by materiality or material adverse effect, or “knowledge,” such qualification will be ignored and deemed not included in such representation or warranty) in the merger agreement; provided that (1) Fortune Brands will be required to indemnify with respect to the representations and warranties only to the extent that indemnifiable losses exceed $500,000 in the aggregate, and (2) any indemnification claim with respect to matters described in this paragraph must be made during the applicable survival period set forth in the merger agreement; provided further that the limitations described in clauses (1) and (2) above will not apply to losses resulting from Fortune Brands’ fraud or intentional misrepresentation.

Third Party Claims. If a third party claim is made against a Fortune Brands indemnified party or a stockholder indemnified party, and if such indemnified party seeks indemnity under the merger agreement, such indemnified party will promptly notify the indemnifying party of such claims. With respect to a claim by a Fortune Brands indemnified party or a stockholder indemnified party, Fortune Brands will undertake the settlement or defense thereof, and the indemnified party will cooperate with Fortune Brands in this respect. An indemnifying party may not, without the indemnified party’s consent, enter into any settlement that (1) does not include as an unconditional term the giving by the person or persons asserting such claim to all indemnified parties of unconditional release from all liability with respect to such claim or consent to entry of any judgment or (2) imposes any restriction, condition or obligation on, or requires any undertaking or admission by, SBR, its subsidiaries or the indemnified parties.

Termination

Termination by Mutual Consent. The merger agreement may be terminated at any time prior to the effective time by the mutual written consent of SBR and Fortune Brands.

Termination by either SBR or Fortune Brands. The merger agreement may be terminated at any time prior to the effective time by either SBR or Fortune Brands if:

•	the merger has not been consummated by July 31, 2006, provided that the terminating party’s failure to fulfill any obligation under the merger agreement is not the cause of the merger not being consummated by July 31, 2006;

•	a judgment, order, decree, statute, law, ordinance, rule or regulation, entered, enacted, promulgated, enforced or issued by any court or other governmental authority or other legal restraint or prohibition prohibiting the completion of the merger becomes final and nonappealable, provided that the terminating party has used its reasonable best efforts remove the prohibition before it becomes final and nonappealable.

Termination by SBR. The merger agreement may be terminated upon written notice to Fortune Brands at any time prior to the effective time by SBR if Fortune Brands breaches or fails to perform any of the representations, warranties, covenants or other agreements contained in the merger agreement, or if any representation or warranty of Fortune Brands becomes untrue, in either case such that (1) any of the conditions described above with respect to the accuracy of Fortune Brands’ representations and warranties or the performance by Fortune Brands of its covenants and agreements is not capable of being satisfied, and (2) such breach or failure to be true is not or is incapable of being cured within thirty business days following Fortune Brands’ receipt of notice of such breach or failure to comply.

Termination by Fortune Brands. The merger agreement may be terminated upon written notice to SBR at any time prior to the effective time by Fortune Brands if:

•

SBR breaches or fails to perform any of the representations, warranties, covenants or other agreements contained in the merger agreement, or if any representation or warranty of SBR becomes untrue, in either case such that (1) any of the conditions described above with respect to the accuracy of SBR’s representations and warranties or the performance by SBR of its covenants and agreements is not capable of being satisfied, and (2) such breach or failure to be true is not or is incapable of being cured within thirty business days following SBR’s receipt of notice of such breach or failure to comply; or

•	any principal stockholder, as defined in the merger agreement, breaches or fails to perform in any material respect its covenants or other agreements in the applicable voting agreement.

Effect of Termination. If either Fortune Brands or SBR terminates the merger agreement, the merger agreement will become void and neither party will have any liability or obligation except (1) with respect to the payment of expenses pursuant to the merger agreement, (2) to the extent that such termination results from a party’s willful breach of any of its representations or warranties or any of its covenants or agreements, or (3) with respect to a party’s intentional or knowing misrepresentation in connection with the merger agreement or the transactions contemplated by the merger agreement.

Payment of Expenses

Subject to the merger agreement’s terms and conditions, whether or not the merger is consummated, each of Fortune Brands, SBR and each fully-diluted SBR stockholder shall pay its own expenses incident to preparing for, entering into and carrying out the merger agreement and the consummation of the transactions contemplated by the merger agreement. The filing fee for the required filing under the HSR Act will be borne by Fortune Brands.

Modification or Amendment

Subject to applicable law, at any time prior to the effective time the parties may modify or amend the merger agreement by written agreement executed and delivered by authorized officers of the respective parties.

Related Agreements

Escrow and Exchange Agent Agreement. Pursuant to an escrow and exchange agent agreement, at the effective time, Fortune Brands will deposit $15 million of the merger consideration with The Bank of New York, as escrow agent. Such withheld amount will be placed into two separate escrow accounts consisting of $5 million and $10 million, for the adjustment holdback escrow and indemnity escrow, respectively. Pursuant to the escrow agreement, The Bank of New York, as escrow agent will hold the indemnity escrow and the adjustment holdback escrow for the benefit of Fortune Brands or the fully-diluted SBR stockholders, as the case may be.

The $5 million escrow will be used to pay Fortune Brands in the event the calculations of net indebtedness, cash and transaction costs were inaccurate at the closing of the merger. If the actual amount exceeds the estimated amount at closing, the escrow agent will disburse an aggregate amount of the adjustment holdback escrow equal to such excess to Fortune Brands, provided, in the event such difference exceeds the adjustment holdback escrow, such excess will be deducted from the indemnity escrow. The remaining amount of the adjustment holdback escrow, if any, after payment to Fortune Brands, will be disbursed by the escrow agent to the fully-diluted SBR stockholders pro rata. In the event the estimated amount exceeds the actual amount, Fortune Brands will pay the exchange agent an amount in cash equal to such excess and direct the escrow agent to disburse such excess amount and the adjustment holdback escrow to the fully-diluted SBR stockholders pro rata. To the extent any amounts are available to be disbursed from such adjustment holdback escrow, such disbursement will likely occur 15 to 80 days after the merger.

The $10 million escrow will be used to indemnify Fortune Brands for any breaches of the representations, warranties or covenants of SBR in the merger agreement. To the extent any amounts are available to be disbursed from such indemnity escrow, such disbursement will occur after the 18 month anniversary of the merger. The remaining amount of the indemnity escrow at such time, if any, will be disbursed by the escrow agent to the fully-diluted SBR stockholders pro rata.

The escrow agent will not pay to SBR stockholders that portion of the merger consideration to be deposited into the escrow accounts until such time as such amounts are distributable pursuant to the escrow agreement. The complete text of the escrow agreement is attached as Exhibit C of Annex A. You should read the escrow agreement in its entirety.

Voting and Option Agreements. Concurrently with the execution of the merger agreement, certain SBR stockholders including directors, executive officers, affiliates and certain of their family members who collectively hold approximately 67% of SBR’s outstanding Class A common stock and approximately 33% of SBR’s outstanding Class B common stock have entered into voting and option agreements (referred to herein as “voting agreements”) with Fortune Brands in which they agreed, subject to certain limited exceptions, to vote and granted to Fortune Brands irrevocable proxies to vote all of the shares of SBR common stock which are beneficially owned by each of them as follows:

•	in favor of approval of the merger, adoption of the merger agreement and any actions required by the SBR stockholders in furtherance of the merger agreement;

•	against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty, or any other obligation or agreement, of SBR under the merger agreement or of the stockholder under the voting and option agreement;

•	against any proposed, potential or contemplated acquisition proposal;

•	against any change in a majority of the individuals who constitute SBR’s board of directors;

•	against any change in the present capitalization of SBR or any amendment of SBR’s certificate of incorporation or bylaws;

•	against any material change in SBR’s corporate structure or business unless specifically contemplated in the merger agreement; and

•	against any other action which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or materially and adversely affect the merger and the transactions contemplated by the voting and option agreement and the merger agreement.

If (1) the merger is not consummated by July 31, 2006 and the merger agreement is terminated due to the parties’ failure to consummate the merger by such date or (2) SBR or the stockholder materially breaches the merger agreement or the voting and option agreement, and Fortune Brands has not materially breached the merger agreement, then such stockholder grants Fortune Brands the option to purchase the shares subject to the voting and option agreement, provided that if Fortune Brands exercises the option due to the parties’ failure to consummate the merger by July 31, 2006 or SBR’s material breach of the merger agreement or the voting and option agreement, Fortune Brands must at the time of such exercise, exercise its option to purchase the other shares of SBR common stock subject to the other voting and option agreements. The option terminates on the earlier of the effective time or sixty days following the termination of the merger agreement due to the parties’ failure to consummate the merger by July 31, 2006. As a result, Fortune Brands has the right, but not the obligation, to acquire economic and voting control of SBR.

Employment Arrangements. As required by the merger agreement, certain individuals will enter into employment arrangements with SBR prior to the effective time of the merger. The employment arrangements will contain confidentiality, proprietary information and non-competition and non-solicitation clauses customary for arrangements of this type. These employment arrangements are to become effective after the consummation of the mergers. To the extent any of these individuals are also stockholders of SBR, each such individual will receive his or her proportionate share of the merger consideration based on the aggregate SBR shares owned by such individual or shares for which such individuals hold options or subscription rights. See “Interests of Certain Persons in the Merger - Merger Consideration Payable to SBR’s Executive Officers.” SBR does not believe that the executive officers of SBR party to these employment arrangements will receive amounts or benefits materially different than are currently provided under their existing arrangements. The employment arrangements may provide that the employee is eligible to receive severance payments upon termination of his or her employment by SBR, or its successor, for reason other than cause (as that term may be defined in any employment agreement), death or disability in an amount equal to the employee’s continued base salary, insurance and benefits for the period stated in any employment agreement. These payments are contingent upon, and prior to the merger it is SBR’s intention to request, the holders of the Class A common stock to approve such payments but only to the extent such approval is necessary to preclude them from being treated as “parachute payments” within the meaning of section 280G of the Internal Revenue Code.

Option Agreements. Concurrently with the execution of the merger agreement, Fortune Brands entered into option agreements with each stockholder of Tres and each stockholder of SB Ross. Collectively, the stockholders of Tres and SB Ross own 1,194,419 shares of SBR Class A common stock, which represents approximately 19.2% of SBR’s outstanding capital stock and approximately 22.3% of SBR’s outstanding Class A common stock. Pursuant to the option agreements, if (1) the merger is not consummated by July 31, 2006 and the merger agreement is terminated due to the parties’ failure to consummate the merger by such date or (2) SBR materially breaches the merger agreement or the stockholder materially breaches the option agreement, and Fortune Brands has not materially breached the merger agreement, then such stockholder grants Fortune Brands the option to purchase the shares subject to the option agreement, provided that if Fortune Brands exercises the option due to the parties’ failure to consummate the merger by July 31, 2006 or SBR’s material breach of the merger agreement or the voting agreement, Fortune Brands must at the time of such exercise, exercise its option to purchase the other shares of stock subject to the other option agreements. In the event of the exercise of these options, Fortune Brands will acquire indirect ownership of SBR shares representing approximately 18.5% of the fully-diluted SBR shares. The option terminates on the earlier of the effective time or sixty days following the termination of the merger agreement due to the parties’ failure to consummate the merger by July 31, 2006.

THE RELATED MERGERS

Fortune Brands has entered merger agreements for the acquisition of (1) S. Byrl Ross Enterprises, Inc. (“SB Ross”), and (2) Tres Investment Company (“Tres”). SB Ross and Tres own 954,419 and 240,000 shares of Class A common stock, respectively, of SBR. Under the related merger agreements, each of SB Ross and Tres will be merged with and into direct, wholly-owned subsidiaries of Fortune Brands, followed in each case by the merger of the respective surviving corporations with and into limited liability companies which are each a direct, wholly-owned subsidiary of Fortune Brands. Samuel B. Ross II exercises voting and investment control with respect to the outstanding shares of SBR owned by SB Ross and Tres. Execution of the related merger agreements and consummation of the transactions contemplated therein are conditions to the consummation of the merger between Fortune Brands and SBR (the SBR merger).

The following is a summary of the material provisions of the related merger agreements. However, the following is not a complete description of all provisions of related merger agreements. You should refer to the full text of the related merger agreements, incorporated by reference into this proxy statement/prospectus, for precise legal terms of the related merger agreements and other information that may be important to you. This summary is qualified in its entirety by reference to the full text of the related merger agreements.

SB Ross Merger

The SB Ross merger will become effective on the date of filing of certificates of merger with the Secretary of State of the State of Delaware and articles of merger with the Secretary of State of the State of West Virginia, which the parties have agreed to file as soon as practicable upon or before the closing. The “effective time” of the SB Ross merger will be upon the closing and immediately prior to the effective time of the SBR merger.

As merger consideration, the shareholders of SB Ross will be entitled to receive aggregate merger consideration equal to the aggregate merger consideration SB Ross will be entitled to receive as a stockholder of SBR in the SBR merger. Each shareholder of SB Ross will be entitled to receive their pro rata share of such merger consideration.

At the effective time of the SB Ross merger, Fortune Brands will deposit into separate escrow accounts, pursuant to an escrow agreement, amounts equal to SB Ross’s pro rata share of the $5 million and $10 million escrows deposited with the escrow agent in the SBR merger. In the event that Fortune Brands receives any escrow amounts from the escrows in the SBR merger, Fortune Brands shall receive an amount equal to SB Ross’s pro rata share of the escrow amount from the escrows in the SB Ross merger. The escrow agent will not pay to SB Ross shareholders that portion of the merger consideration to be deposited into the escrow accounts until such time as such amounts are distributable pursuant to the escrow agreement. Each SB Ross shareholder shall be entitled to such shareholder’s pro rata share of any amounts released from the escrow if and when released in accordance with the escrow agreement.

Each shareholder of SB Ross shall be entitled to elect the percentage of the merger consideration it wishes to receive in Fortune Brands stock (the stock election percentage) and the percentage of the merger consideration it wishes to receive in cash (the cash election percentage). Each shareholder of SB Ross will be entitled to receive:

•	Aggregate shares of Fortune Brands common stock equal to the quotient of (1) the product of (i) such shareholder’s allocable non-escrowed merger consideration (equal to the non-escrowed merger consideration SB Ross is entitled to in the SBR merger times such shareholder’s percentage of ownership of SB Ross) times (ii) such shareholder’s stock election percentage, divided by (2) $82.00 (the product of such formula referred to herein as the “elected parent shares”); and

•	an amount of cash equal to the product of (1) such shareholder’s allocable non-escrowed merger consideration times (2) such shareholder’s cash election percentage.

If the aggregate shares of Fortune Brands common stock that Fortune Brands would issue to fully-diluted SBR stockholders in the SBR merger (not including SB Ross and Tres) and the stockholders of SB Ross and Tres in the related mergers exceeds 85% of the aggregate consideration in the SBR merger and related mergers, the number of shares of Fortune Brands common stock issued to each fully-diluted SBR stockholder in the SBR merger (not including SB Ross and Tres) and the stockholders of SB Ross and Tres in the related mergers who elected to receive shares of Fortune Brands common stock shall be reduced pro rata so that the total number of shares of Fortune Brands common stock issued will equal 85% of the consideration in the SBR merger and related mergers. The cash election percentages for those SB Ross stockholders whose shares of Fortune Brands common stock are reduced will be increased to make up for the reduction in shares of Fortune Brands common stock.

If the aggregate shares of Fortune Brands common stock that Fortune Brands would issue to fully-diluted SBR stockholders in the SBR merger (not including SB Ross and Tres) and the stockholders of SB Ross and Tres in the related mergers is less than 60% of the aggregate consideration in the SBR merger and related mergers, the aggregate cash paid to each fully-diluted SBR stockholder in the SBR merger (not including SB Ross and Tres) and the stockholders of SB Ross and Tres in the related mergers who elected to receive cash or made no election shall be reduced pro rata so that the aggregate shares of Fortune Brands common stock issued in the SBR merger and related mergers will equal 60% of the consideration in the SBR merger and related mergers. The stock election percentages for those SB Ross stockholders whose cash election percentages are reduced will be increased to make up for the reduction in cash consideration.

Prior to the closing of the SB Ross merger, SB Ross will contribute all of the assets and liabilities of SB Ross to a wholly-owned subsidiary, whose capital stock shall be distributed to the shareholders of SB Ross on a pro rata basis, except that SB Ross shall retain the SBR shares that it owns and cash in an amount equal to the tax liability arising from the distribution of the capital stock of the wholly-owned subsidiary.

The SBR merger agreement contains customary representations and warranties of SB Ross and its shareholders, on the one hand, and of Fortune Brands and the Related Merger Sub, on the other hand. The respective obligations of Fortune Brands and SB Ross to consummate the related mergers are subject to customary conditions described in the SB Ross merger agreement. The SB Ross shareholders have agreed to indemnify Fortune Brands for all pre-closing liabilities of SB Ross, other than taxes, if any, that arise as a result of the SB Ross merger.

Tres Merger

The Tres merger will become effective on the date of filing of certificates of merger with the Secretary of State of the State of Delaware and articles of merger with the Secretary of State of the State of West Virginia, which the parties have agreed to file as soon as practicable upon or before the closing. The “effective time” of the Tres merger will be upon the closing and immediately prior to the effective time of the SBR merger.

As merger consideration, the shareholders of Tres will be entitled to receive aggregate merger consideration equal to the aggregate (a) merger consideration Tres will be entitled to receive as a stockholder of SBR in the SBR merger plus (b) cash equal to $1.25 million for the real property owned by Tres located in Eatonton, Georgia. Each shareholder of Tres will be entitled to receive their pro rata share of such merger consideration.

At the effective time of the Tres merger, Fortune Brands will deposit into separate escrow accounts, pursuant to an escrow agreement, amounts equal to Tres’ pro rata share of the $5 million and $10 million escrows deposited with the escrow agent in the SBR merger. In the event that Fortune Brands receives any escrow amounts from the escrows in the SBR merger, Fortune Brands shall receive an amount equal to Tres’ pro rata share of the escrow amount from the escrows in the Tres merger. The escrow agent will not pay to Tres shareholders that portion of the merger consideration to be deposited into the escrow accounts until such time as such amounts are distributable pursuant to the escrow agreement. Each Tres shareholder shall be entitled to such shareholder’s pro rata share of any amounts released from the escrow if and when released in accordance with the escrow agreement.

With respect to the merger consideration consisting of the merger consideration Tres will be entitled to receive in the SBR merger, each shareholder of Tres shall be entitled to elect the percentage it wishes to receive in stock (the stock election percentage) and the percentage it wishes to receive in cash (the cash election percentage). Specifically, each shareholder of Tres will be entitled to receive in the merger:

•	Aggregate shares of Fortune Brands common stock equal to the quotient of (1) the product of (i) such shareholder’s allocable non-escrowed merger consideration (equal to the non-escrowed merger consideration Tres is entitled to in the SBR merger times such shareholder’s percentage of ownership of SB Ross) times (ii) such shareholder’s stock election percentage, divided by (2) $82.00 (the product of such formula referred to herein as the “elected parent shares”);

•	an amount of cash equal to the product of (1) such shareholder’s allocable non-escrowed merger consideration times (2) such shareholder’s cash election percentage; and

•	an amount of cash equal to the product of (1) $1.25 million times (2) such shareholder’s cash election percentage.

If the aggregate shares of Fortune Brands common stock that Fortune Brands would issue to fully-diluted SBR stockholders in the SBR merger (not including SB Ross and Tres) and the stockholders of SB Ross and Tres in the related mergers exceeds 85% of the aggregate consideration in the SBR merger and related mergers, the number of shares of Fortune Brands common stock issued to each fully-diluted SBR stockholder in the SBR merger (not including SB Ross and Tres) and the stockholders of SB Ross and Tres in the related mergers who elected to receive shares of Fortune Brands common stock shall be reduced pro rata so that the total number of shares of Fortune Brands common stock issued will equal 85% of the aggregate consideration in the SBR merger and related mergers. The cash election percentages for those Tres stockholders whose shares of Fortune Brands common stock are reduced will be increased to make up for the reduction in shares of Fortune Brands common stock.

If the aggregate shares of Fortune Brands common stock that Fortune Brands would issue to fully-diluted SBR stockholders in the SBR merger (not including SB Ross and Tres) and the stockholders of SB Ross and Tres in the related mergers is less than 60% of the aggregate consideration in the SBR merger and related mergers, the aggregate cash paid to each fully-diluted SBR stockholder in the SBR merger (not including SB Ross and Tres) and the stockholders of SB Ross and Tres in the related mergers who elected to receive cash or made no election shall be reduced pro rata so that the aggregate shares of Fortune Brands common stock issued in the SBR merger and related mergers will equal 60% of the aggregate consideration in the SBR merger and related mergers. The stock election percentages for those Tres stockholders whose cash consideration is reduced will be increased to make up for the reduction in cash consideration.

Prior to the closing of the Tres merger, Tres will contribute all of the assets and liabilities of Tres to a wholly-owned subsidiary, whose capital stock shall be distributed to the shareholders of Tres on a pro rata basis, except that Tres shall retain (a) the SBR shares that it owns, (b) cash in an amount equal to the tax liability arising from the distribution of the capital stock of the wholly-owned subsidiary, and (c) the real property owned by Tres located in Eatonton, Georgia.

The Tres merger agreement contains customary representations and warranties of Tres and its shareholders, on the one hand, and of Fortune Brands and the Related Merger Sub, on the other hand. The respective obligations of Fortune Brands and Tres to consummate the related mergers are subject to customary conditions described in the Tres merger agreement. The Tres shareholders have agreed to indemnify Fortune Brands for all pre-closing liabilities of Tres, other than taxes, if any, that arise as a result of the Tres merger.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

The following discussion of the material U.S. federal income tax consequences of the merger and each related merger to U.S. holders (as defined below) of SBR stock, SB Ross stock and Tres stock is the opinion of Winston & Strawn LLP. This summary is limited to U.S. holders who hold their SBR stock, SB Ross stock, and Tres stock as “capital assets” within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), and whose “functional currency” as defined in the Code is the U.S. dollar. This discussion is based on the Code, applicable Treasury regulations, administrative interpretations and court decisions as in effect as of the date hereof, all of which may change, possibly with retroactive effect. Any such change could affect the continuing validity of the following discussion. This discussion assumes that the related mergers will be completed in accordance with the terms of the related merger agreements and the merger will be completed in accordance with the terms of the merger agreement, including that the entity surviving the merger and each related merger will be merged into a limited liability company wholly owned by Fortune Brands.

This summary discussion does not address all aspects of U.S. federal income taxation that may be important to a U.S. holder in light of that holder’s particular circumstances or to a U.S. holder subject to special rules, such as: tax-exempt organizations; a stockholder that is not a U.S. person; a financial institution or insurance company; a dealer or broker in securities; traders in securities that elect to use a mark-to-market method of accounting; a partnership or other entity classified as a partnership for U.S. federal income tax purposes; a stockholder exercising dissenter’s rights; a person liable for the alternative minimum tax; stockholders who acquired their shares of stock pursuant to the exercise of options or similar derivative securities, through a tax-qualified retirement plan or otherwise as compensation; or stockholders who hold their shares as part of a hedge, straddle or other risk reduction, constructive sale or conversion transaction.

This discussion of material U.S. federal income tax consequences is not a complete analysis or description of all potential U.S. federal income tax consequences of the mergers. This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. In addition, it does not address any non-income tax or any foreign, state or local tax consequences of the mergers.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of stock that is: a citizen or individual resident of the U.S.; a corporation or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; an estate the income of which is subject to U.S. federal income taxation regardless of its source; or any trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGERS, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE MERGERS.

Tax Opinions/IRS Rulings

The consummation of the merger is conditioned upon the receipt by Fortune Brands of an opinion from Winston & Strawn LLP and the receipt by SBR of an opinion from Mayer, Brown, Rowe and Maw LLP substantially to the effect that the merger will be a “reorganization” within the meaning of section 368(a) of the Code. Although Fortune Brands and SBR received on April 12, 2006 opinions from Winston & Strawn LLP and Mayer, Brown, Rowe and Maw LLP, respectively, substantially to the effect that the merger will be a reorganization within the meaning of section 368(a) of the Code, those opinions are not intended to satisfy the conditions described in the preceding sentence. However, if it becomes known that the transaction will not qualify as a tax-free reorganization, SBR will re-solicit proxies disclosing this fact in the event SBR intends to continue with the transaction. It is a condition to Fortune Brand’s obligations to consummate the related mergers that Fortune Brands receive an opinion of Winston & Strawn LLP to the effect that each related merger will be a

“reorganization” within the meaning of section 368(a) of the Code. Fortune Brands could waive this condition, however. It is not a condition to either related merger that SBR, SB Ross or Tres receive an opinion of counsel that such related mergers are “reorganizations” within the meaning of section 368(a) of the Code. However, the parties have agreed to cooperate to cause each related merger to be a reorganization under section 368(a) of the Code, and SB Ross and Tres each expect to receive an opinion from Mayer, Brown, Rowe & Maw LLP substantially to the effect that each related merger will constitute a reorganization under section 368(a) of the Code. Any opinion issued with respect to the merger or related mergers will be based on then-existing law, will assume the absence of changes in existing facts and will rely on customary assumptions and representations contained in certificates executed by officers of SBR, SB Ross, Tres and Fortune Brands, dated on or before the completion of the mergers, which will not have been withdrawn or modified in any material respect as of the effective time of the mergers. The opinions will neither bind the Internal Revenue Service (the “IRS”) nor preclude the IRS from adopting a contrary position. Neither SBR nor Fortune Brands intends to seek a ruling from the IRS with respect to the tax consequences of any of the mergers.

Consequences of the Mergers to U.S. Holders if Each Merger is a Reorganization

Subject to the conditions and limitations set forth in Winston & Strawn LLP’s opinion, Winston & Strawn LLP has opined that the merger will constitute a “reorganization” within the meaning of section 368(a) of the Code and that qualification as a reorganization means the tax consequences of a merger to you will be as follows:

Treatment of stockholders who exchange stock solely for Fortune Brands stock. If you exchange your SBR stock, SB Ross stock or Tres stock solely for Fortune Brands stock in a merger, you will not recognize any gain or loss in such merger, and the aggregate tax basis of the Fortune Brands stock you receive in such merger (including any fractional share interest, discussed below) will be the same as the aggregate tax basis of the stock exchanged therefore in such merger.

Treatment of stockholders who exchange stock solely for cash. If you exchange your SBR stock, SB Ross stock or Tres stock solely for cash consideration pursuant to a merger, you generally will recognize gain or loss in an amount equal to the difference between the amount of cash consideration received in such merger and your adjusted tax basis in the stock surrendered in such merger. In general, any gain you recognize pursuant to such merger will be treated as capital gain, and will be long-term capital gain if the holding period for your shares was greater than one year at the time of the consummation of such merger.

Treatment of stockholders who exchange stock for a combination of Fortune Brands stock and cash. If you exchange your SBR stock, SB Ross stock, or Tres stock in a merger for a combination of Fortune Brands stock and cash, you generally will recognize gain, but not loss with respect to such exchange. In general, the amount of gain, if any, that you recognize in such merger will equal the lesser of (1) the gain that you realize in such merger and (2) the amount of cash you receive in such merger. For this purpose, your realized gain generally is equal to the amount by which the consideration you receive in such merger exceeds your tax basis in the stock you surrender in such merger. In general, in each merger, a shareholder must calculate gain or loss separately for each identifiable block of shares of stock exchanged by such shareholder, and a shareholder cannot offset a loss recognized on one block of such shares against a gain recognized on another block of such shares. In general, the aggregate tax basis of the Fortune Brands stock you receive in a merger (including any fractional share interest, discussed below) will be the same as the aggregate tax basis of the stock exchanged therefore in such merger, increased by any gain you recognize in such merger and decreased by the amount of cash consideration you receive in such merger, other than cash received in lieu of fractional shares. Subject to the discussion below regarding “Possibility of Dividend Treatment,” in general, any gain you recognize pursuant to a merger will be treated as capital gain, and will be long-term capital gain if the holding period for your shares surrendered in such merger was greater than one year at the time of the consummation of such merger.

Escrow Account and Use of Installment Sale Method of Tax Accounting. If you recognize gain with respect to a merger, you may be eligible to use the installment sale method for reporting the gain with respect to the cash held in escrow with respect to such merger. Reporting a sale on the installment method could alter the usual rule for determining tax basis in the Fortune Brands stock you receive or otherwise alter the U.S. federal income tax consequences described above. To the extent there are earnings on a cash escrow, the portion of any payments you are entitled to receive out of such cash escrow that is attributable to such earnings will be treated as ordinary income, and you must include that portion as taxable ordinary income in the year it is earned. You may also be subject to imputed interest income taxed at ordinary rates on the receipt of escrow payments. YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE TAX CONSEQUENCES TO YOU OF THE ESCROW ACCOUNTS AND USING THE INSTALLMENT SALE METHOD, INCLUDING HOW IT AFFECTS YOUR BASIS IN ANY FORTUNE BRANDS STOCK YOU RECEIVE, HOW IT IMPACTS YOUR ALTERNATIVE MINIMUM TAX COMPUTATION, THE POSSIBILITY OF PAYING INTEREST TO THE IRS IF YOU HAVE INSTALLMENT SALE OBLIGATIONS ARISING IN ANY YEAR EXCEEDING $5 MILLION, AND THE POSSIBILITY OF TREATING SOME OF THE ESCROW PROCEEDS AS IMPUTED INTEREST INCOME TAXED AT ORDINARY INCOME TAX RATES.

Possibility of Dividend Treatment. If you receive a combination of Fortune Brands stock and cash in connection with a merger, it is possible that some or all of any gain you recognize will be treated as a dividend if your receipt of such cash has the effect of a dividend. If your receipt of cash has the effect of the distribution of a dividend, the amount of cash you receive in connection with such merger will be treated first, as a dividend to the extent of your allocable portion of accumulated earnings and profits, and thereafter as a capital gain. In general, if you satisfy certain holding period requirements, such dividends are eligible for a maximum tax rate of 15%, without reduction for the tax basis of the shares deemed exchanged for cash, and no loss will be recognized.

For purposes of determining whether your receipt of cash in connection with such merger has the effect of the distribution of a dividend, you should be treated for United States federal income tax purposes as if you exchanged all of your stock surrendered in such merger solely for Fortune Brands stock and Fortune Brands then immediately redeemed (the “Deemed Fortune Brands Redemption”) a portion of such Fortune Brands stock in exchange for the cash you actually received in connection with such merger. Generally, under that analysis, the receipt of cash in connection with the Deemed Fortune Brands Redemption will not be treated as a dividend if such Deemed Fortune Brands Redemption (i) results in a “complete termination” of your equity interest in Fortune Brands, (ii) results in a “substantially disproportionate” redemption with respect to you (i.e., your percentage ownership of Fortune Brands stock immediately after the redemption is less than 80% of your percentage ownership immediately before the redemption) or (iii) is “not essentially equivalent to a dividend” with respect to you. If a holder’s percentage ownership of Fortune Brands is minimal and the holder exercises no control over the affairs of Fortune Brands, even a small reduction in the holder’s percentage ownership should satisfy the “not essentially equivalent to a dividend” test. In determining whether any of these tests are satisfied, holders must generally take into account not only the stock they own or are deemed to own directly, but also stock that they are treated as owning constructively by reason of certain attribution rules under section 318 of the Code, including, generally, stock owned by certain family members, stock issuable upon the exercise of options, stock owned by certain estates and trusts of which the stockholder is a beneficiary, and stock owned by certain affiliates. BECAUSE THE APPLICATION OF THE ABOVE-DESCRIBED TESTS, WHICH ARE CONTAINED IN SECTION 302 OF THE CODE, DEPENDS UPON EACH STOCKHOLDER’S PARTICULAR CIRCUMSTANCES, YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF A DEEMED FORTUNE BRANDS REDEMPTION.

Holding Period. The holding period of a share of Fortune Brands stock you receive in a merger (including any fractional share interest) will include your holding period in the stock surrendered in exchange therefore.

Cash in Lieu of Fractional Shares. If you receive cash in a merger instead of a fractional share interest in Fortune Brands stock, you will be treated as having received such fractional share pursuant to such merger and then as having exchanged such fractional shares for cash in redemption by Fortune Brands. Subject to the discussion above in “Possibility of Dividend Treatment,” you will recognize capital gain or loss on the deemed redemption in an amount equal to the difference between the amount of cash received and your adjusted tax basis allocable to such fractional share. Any capital gain or loss will be long-term capital gain or loss if you have held your surrendered shares for more than one year.

Consequences of each Related Merger to U.S. Holders if Such Related Merger is not a Reorganization

If a related merger does not constitute a “reorganization” within the meaning of section 368(a) of the Code, an exchange by a stockholder of SB Ross stock or Tres stock in such merger for Fortune Brands shares (or Fortune Brands shares and cash) would be a taxable transaction for federal income tax purposes. In such case, each stockholder would recognize capital gain or loss, measured by the difference between the fair market value of the Fortune Brands shares and cash received by such stockholder and such stockholder’s tax basis in the stock surrendered in such merger. This gain or loss generally would be long-term capital gain or loss if such stockholder had held such stock for more than one year at the effective time of such merger. Such a stockholder’s aggregate tax basis in the Fortune Brands shares received in the exchange would equal its fair market value as of the effective time of such merger, and such stockholder’s holding period for tax purposes would begin the day after the effective time of merger. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE TAX CONSEQUENCES OF A RELATED MERGER IF THE TRANSACTION IS A TAXABLE TRANSACTION.

Other Federal Income Tax Considerations

Tax Reporting. To the extent you exchange SBR stock, SB Ross stock, or Tres stock for Fortune Brands shares in a merger constituting a reorganization, you are required to incorporate in your tax return for the year of the merger certain information prescribed in Treasury Regulation section 1.368-3(b).

Backup Withholding. Unless you complete the Form W-9 or otherwise comply with certain reporting and/or certification procedures or are an exempt recipient under applicable provisions of the Code and Treasury regulations, you may be subject to a backup withholding tax (currently at a 28% rate) with respect to any cash payments (including payments of earnings from the escrow) you receive pursuant to the mergers. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the holder’s federal income tax liability, provided the required information is furnished to the IRS.

THE FOREGOING DISCUSSION IS NOT INTENDED TO BE A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS. IN ADDITION, THE DISCUSSION DOES NOT ADDRESS TAX CONSEQUENCES WHICH MAY VARY WITH, OR ARE CONTINGENT ON, YOUR INDIVIDUAL CIRCUMSTANCES. MOREOVER, THE DISCUSSION DOES NOT ADDRESS ANY NON-INCOME TAX OR ANY FOREIGN, STATE OR LOCAL TAX CONSEQUENCES OF THE MERGERS. ACCORDINGLY, YOU ARE STRONGLY URGED TO CONSULT WITH YOUR TAX ADVISOR TO DETERMINE THE PARTICULAR UNITED STATES FEDERAL, STATE, LOCAL OR FOREIGN INCOME OR OTHER TAX CONSEQUENCES TO YOU OF THE MERGERS.

COMPARISON OF STOCKHOLDER RIGHTS

Fortune Brands is incorporated under the laws of the state of Delaware. SBR is incorporated under the laws of West Virginia. Therefore, any differences in the rights of holders of Fortune Brands capital stock and SBR capital stock arise from differences in the Delaware General Corporation Law, or the DGCL, as compared to the West Virginia Business Corporation Act, or the WVBCA, as well as Fortune Brands’ and SBR’s respective certificates of incorporation and bylaws. After the effective time of the merger, the rights of former stockholders of SBR will be determined by reference to the DGCL and Fortune Brands’ restated certificate of incorporation and bylaws. The material differences between the rights of holders of SBR common stock and the rights of holders of Fortune Brands common stock, resulting from the differences in their governing documents and governing state laws, are summarized below.

Copies of the governing corporate instruments of Fortune Brands and SBR are available, without charge, to any person, including any beneficial owner to whom this proxy statement/prospectus is delivered, by following the instructions listed under “Additional Information.”

Summary of Material Differences Between the

Rights of Fortune Brands Stockholders and the Rights of SBR Stockholders

	Fortune Brands Stockholder Rights	SBR Stockholder Rights
Authorized Capital Stock:	The authorized capital stock of Fortune Brands consists of 810,000,000 shares, of which 750,000,000 shares are common stock, $3.125 par value, and of which 60,000,000 shares are preferred stock without par value, of which 5,514,459 have been designated as $2.67 Convertible Preferred Stock (“$2.67 Preferred”) and 2,500,000 have been designated as Series A Junior Participating Preferred Stock.	The authorized capital stock of SBR consists of 11,000,000 shares, of which 10,000,000 shares are Class A common stock, $.10 par value, and of which 1,000,000 shares are Class B (non-voting) common stock, $.10 par value.

Number and Classification of Directors:	Fortune Brands’ bylaws state that, the board of directors shall consist of no fewer than seven and no greater than twenty directors, as determined by the board of directors at any regular or special meeting by the vote of at least two-thirds of all directors then in office. The directors, other than those who may be elected by the holders of any class or series of preferred stock, are classified into three classes.	SBR’s bylaws state that the board of directors shall consist of not less than five (5) nor more than thirteen (13). West Virginia law provides that if a variable range for the size of the board of directors is established, the number of directors may be fixed or changed, from time to time, within the minimum and maximum, by the stockholders or the board of directors. Currently the board of directors consists of ten (10) directors.

Right of holders of Preferred Stock to Elect Directors:	If payment of six or more quarterly dividends payable on any series of preferred stock is in default, the holders of $2.67 Preferred (in addition to other rights of holders of any series of preferred stock to vote) are entitled, until all such dividends are paid in full, at each annual meeting of stockholders, voting separately as a class with all other holders of preferred stock entitled to vote for directors, to elect two of the directors then being elected.	SBR does not have any preferred stock. Directors are elected by the holders of Class A common stock.

	Fortune Brands Stockholder Rights	SBR Stockholder Rights
Fortune Brands’ restated certificate of incorporation contains additional rights of the holders of $2.67 Preferred regarding the filling of vacancies of the directors elected by the holders of the preferred stock.

Vacancy of Directors:	Under Fortune Brands’ restated certificate of incorporation, except as otherwise provided with respect to the rights of the holders of any class or series of preferred stock, newly created directorships resulting from any increase in the number of directors or any vacancy on the board of directors are filled by the vote of a majority of the remaining directors then in office or by a sole remaining director. Any director elected in such process shall hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director’s successor is elected and qualified. Decreases in the number of directors do not shorten the term of any incumbent director.

SBR’s bylaws provide that any vacancy occurring in the board of directors by reason of death, resignation, removal, increase in the number of directors or any other cause, unless filled as provided in Section 2.10 of SBR’s bylaws shall be filled by a majority of the then members of the board, whether or not a quorum. Each such director shall hold office until that director or a successor is elected by the holders of the Class A common stock at a meeting called for the purpose of electing directors, or until his or her prior death, resignation or removal.

Section 2.10 of SBR’s bylaws provides that if any director is removed by the holders of a majority of the Class A common stock, any vacancy or vacancies resulting in the board of directors as a result of such removal may, but need not be, filled by the holders of the Class A common stock at the same meeting or at a special meeting of the stockholders of all classes called for such purpose.

Shareholder Nomination of Directors:	Subject to the rights of the holders of preferred stock, nominations for the election of directors may be made by the board of directors or by any record owner of stock authorized to be issued under Fortune Brands’ restated certificate of incorporation and entitled to be voted in the election of directors. Such stockholders may nominate one or more persons for election as a director at a meeting only if written notice of such stockholder’s intent to make such nomination(s) is given at least 120 days prior to the annual meeting of stockholders or, with respect to a special meeting of stockholders for the election of directors, the close of business on the seventh day following the earlier of (i) the date on which notice of such meeting is first given to stockholders or (ii) the date on which a public announcement of such meeting is first made.	SBR’s bylaws, articles of incorporation, and West Virginia law do not provide any procedure for the nomination of directors.

	Fortune Brands Stockholder Rights	SBR Stockholder Rights

Removal of Directors:	Under Fortune Brands’ restated certificate of incorporation, subject to the rights of holders of any class or series of preferred stock entitled to elect additional directors under specified circumstances, any one or more directors may be removed, only for cause, only by the vote of at least 80% of the combined voting power of the then outstanding shares of voting stock, voting together as a single class, at any annual meeting of stockholders or at any special meeting of stockholders. The notice of such meeting of the stockholders shall state that the removal of a director or directors is among the purposes of the meeting.

SBR’s bylaws provide that the entire board or any individual director may be removed at any time for cause by the holders of a majority of the Class A common stock then entitled to vote for the election of directors.

West Virginia law provides that a director may be removed with or without cause at a meeting called for that purpose. Only the group or class of stockholders who were entitled to vote for the election of the director may vote for his or her removal, and a director may not be removed if the number of votes sufficient to elect him or her under cumulative voting is voted against his or her removal. To the extent of any inconsistency between the bylaw provision and state law, state law will govern.

West Virginia law further provides that a circuit court may remove a director from office in a proceeding commenced by either the corporation or its stockholders holding at least 10% of the outstanding shares of any class if the court finds (1) the director engaged in fraudulent or dishonest conduct or gross abuse of authority or discretion with respect to the corporation, and (2) removal is in the best interest of the corporation.

Stockholder Action Without a Meeting:	Under Fortune Brands’ restated certificate of incorporation, any action required or permitted to be taken by the stockholders may be taken only at an annual or special meeting of the stockholders and not by written consent.

SBR’s bylaws provide that any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting if written consents, setting forth the action approved, are signed by the holders of Class A common stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of the stockholders. The written consents must be delivered to the corporation and notice must be given to any Class A common stockholder who did not consent to the action in writing.

West Virginia law provides that any action required or permitted to be taken at a meeting of the stockholders may be taken by written consents describing the action and signed by all of the stockholders entitled to vote on the action. The written consent(s) must be delivered to the corporation and included in the minutes or corporate records.

	Fortune Brands Stockholder Rights	SBR Stockholder Rights
To the extent of any inconsistency between the bylaw provision and state law, state law will govern.

Special Meetings of Stockholders:	The bylaws provide that special meetings of the stockholders may be called only by the Chairman of the Board, the President or the board of directors, by resolution adopted by a majority of the entire board. Delaware law and the bylaws require that written notice of any meeting be given not less than 10 days before the date of the meeting to each stockholder entitled to vote at such meeting.

SBR’s bylaws provide that a special meeting of the stockholders may be called by the President, the Board of Directors or the holders of at least 20% of the Class A common stock and the Class B common stock. The meeting must be held not less than 10 or more than 20 days after receipt of the request. All stockholders of the corporation are entitled to notice of the meeting and have an opportunity to be heard on all matters that come before the meeting notwithstanding that they may have no right to vote. The bylaws provide that except as otherwise required by law, all notices of a stockholders’ meeting must be given at least 10 and not more than 20 days prior to the date of such meeting.

West Virginia law provides that holders of at least 10% of the votes entitled to be cast on an issue proposed to be considered at a special meeting may demand a meeting to be held but that the articles of incorporation may fix a lower or higher percentage not to exceed 25% of all votes entitled to be cast on an issue proposed to be considered.

To the extent of any inconsistency between the bylaw provision and state law, state law will govern.

Amendment of Charter:

Except as otherwise provided in Fortune Brands’ restated certificate of incorporation, in addition to any vote required by law, the restated certificate of incorporation or the bylaws, the vote of at least 66 2/3% of the votes cast by the stockholders, voting together as a single class at a meeting, is required for the adoption of any amendment to, or repeal of any provision of, the restated certificate of incorporation (other than the adoption by the board of directors of certain amendments with respect to preferred stock).

Notwithstanding the foregoing, the vote of at least 80% of the combined voting power of the then outstanding shares of voting stock, voting together as a single class, is required

West Virginia law provides that any amendment to the articles of incorporation of a corporation must first be adopted by its directors. Except for certain limited amendments permitted to be taken without stockholder approval as set forth in W. Va. Code § 31D-10-1005, all amendments must be approved by the holders of the shares of common stock entitled to vote on the amendment. With respect to a charter amendment requiring stockholder approval, unless the articles of incorporation or the board of directors require a greater vote or a greater number of shares to constitute a quorum, a charter amendment must be approved by the shareholders at a meeting at which a quorum consisting of at least a

	Fortune Brands Stockholder Rights	SBR Stockholder Rights
	to amend or repeal, or adopt any provisions inconsistent with Article VIII of Fortune Brands’ restated certificate of incorporation (governing certain matters with respect to the board of directors, including number, removal, vacancy and nomination); provided, however, that such 80% approval requirement does not apply to amendments to Article VIII, if such amendment has been approved by at least three fourths of the members of the board of directors then in office.	majority of the shares entitled to vote on the amendment exists. In addition, if any class or series of shares is entitled to vote as a separate group on the charter amendment, West Virginia law generally requires that the separate voting group approve the amendment at a meeting at which a quorum of the voting group consisting of at least a majority of the shares entitled to vote on the amendment by that voting group exists. Holders of non-voting stock have the right under West Virginia law to vote as a separate voting group on certain issues relating to such shares or class of shares as more fully described in W. Va. Code § 31D-10-1004.

Amendment of Bylaws:

Except as otherwise provided in Fortune Brands’ bylaws or restated certificate of incorporation, the board of directors is authorized to alter, amend or repeal the bylaws at any meeting by the vote of two-thirds of the directors then in office, provided, among other things, that any section requiring a specified minimum number of directors for alteration, amendment or repeal may not be altered, amended or repealed without the presence or vote or both, as the case may be, of the minimum number so specified.

Any amendment of the section of Fortune Brands’ bylaws which governs the authorized number of directors may be adopted at any regular or special meeting of the board of directors by the vote of at least two-thirds of all the directors then in office.

West Virginia law states that a corporation’s stockholders may amend or repeal its bylaws. The board of directors may amend or repeal the corporation’s bylaws unless (1) that power is reserved exclusively to the stockholders, in whole or in part, in the corporation’s articles of incorporation, or (2) the stockholders in amending repealing or adopting a bylaw expressly provided that such bylaw could not be amended, repealed or reinstated by the board of directors. A bylaw adopted by the stockholders that increases a quorum or voting requirement for the board of directors may be amended or repealed only by the stockholders, unless otherwise provided by the bylaw. If the directors adopt a bylaw increasing a quorum or voting requirement for the board of directors, it may be amended or repealed by either the stockholders or the board of directors.

SBR’s articles of incorporation do not reserve to the stockholders the power to amend SBR’s bylaws.

Voting Rights:	Each holder of Fortune Brands common stock is entitled to one vote for each share held of record.	West Virginia law provides that except in certain limited situations or unless otherwise provided in a corporation’s articles of incorporation, each share, regardless of class, is entitled to one vote on each matter voted on at a stockholders’ meeting. With respect to the election of directors, a stockholder has cumulative voting rights under West Virginia law if cumulative voting is requested at least 48 hours before the meeting in which directors are to be elected.

	Fortune Brands Stockholder Rights	SBR Stockholder Rights
SBR’s articles of incorporation provide that the Class A common stock is the only class of stock with voting rights.

Preemptive Rights:	Under Fortune Brands’ restated certificate of incorporation, no holder of common stock or preferred stock has or is entitled to any preemptive rights.

Under West Virginia law, unless otherwise provided in a corporation’s articles of incorporation, a stockholder does not have any preemptive rights to acquire the corporation’s unissued shares.

SBR’s articles of incorporation do not grant its stockholders any preemptive rights.

Stockholders’ Votes on Merger or Consolidation:

Under Delaware law, an agreement of merger or consolidation shall be adopted, approved, certified, executed and acknowledged by each of the constituent corporations in accordance with the laws under which it is formed and, in the case of a Delaware corporation, the board of directors shall approve such agreement and recommend approval to the stockholders.

Under Fortune Brands’ restated certificate of incorporation, in addition to any vote required by law, the certificate of incorporation or the by-laws of the company and except as otherwise expressly provided, the vote of at least 66 2/3% of the votes cast by the stockholders, voting together as a single class at a meeting, is required for (A) any merger or consolidation of Fortune Brands with or into any other corporation (provided, that no such vote is required in the case of a merger (i) with a company 90% of the outstanding stock of which is owned by Fortune Brands or (ii) mergers in which Fortune Brands is the surviving corporation, and, among other things, the securities issued by Fortune Brands in the merger do not exceed 20% of Fortune Brands’ common stock outstanding immediately prior to the merger), (B) dissolution, or (C) the sale or lease of all or substantially all Fortune Brands’ assets.

Under West Virginia law a plan of merger or share exchange must be approved by its board of directors. Except in certain limited instances, as described in W. Va. Code § 31D-11-1104, a plan of merger or share exchange must be approved by the corporation’s stockholders. Unless the corporation’s articles of incorporation or board of directors requires a greater vote or quorum the plan must be approved by a majority of the votes entitled to be cast at a meeting at which a quorum is present, and, if any class or series of shares is entitled to vote as a separate voting group, the plan must be approved by a majority vote of each voting group at a meeting at which a quorum of the voting group is present. Separate voting on a plan of merger or share exchange by voting groups is required in certain instances, including by each class or series of shares that (1) are to be converted under a plan of merger into shares or other securities, interest, obligations, rights to acquire shares or other securities, cash, other property or any combination of the foregoing, or (2) under a plan of exchange if such shares are included in the exchange.

Liquidation Rights and Distributions:	In the event of any liquidation, dissolution or winding up, the holders of the $2.67 Preferred then outstanding are entitled to be paid certain amounts out of the assets available for distribution to stockholders	Neither the holders of Class A common stock nor the holders of Class B common stock have any special right or preference with respect to any distributions upon the liquidation or dissolution of SBR.

	Fortune Brands Stockholder Rights	SBR Stockholder Rights
before any distribution or payment are made to holders of any junior stock, including Fortune Brands’ common stock.

Conversion Rights:	Subject to certain provisions for adjustment set forth in the restated certificate of incorporation, each share of $2.67 Preferred is convertible, at the option of the holder of such share, into 1.02 of a share of Fortune Brands common stock.	Neither the Class A common stock nor the Class B common stock is convertible into any other shares of stock of SBR.

Dividends:	Under Delaware law, Fortune Brands may declare and pay dividends, subject to limitations in its restated certificate of incorporation, either out of its surplus or if there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding year. The rights of holders of common stock to receive dividends or to share in the distribution of assets in the event of liquidation, dissolution or winding up of the affairs of Fortune Brands are subject to the preferences and other rights of the preferred stock as may be fixed in Fortune Brands’ restated certificate of incorporation or in the resolution(s) of Fortune Brands’ board of directors providing for the issue of such preferred stock.	Under West Virginia law, a board of directors and corporation may make distributions to its stockholders, subject to any restrictions in the corporation’s articles of incorporation or West Virginia Code § 31D-6-640. State law provides that no distribution may be made if, after giving effect to such distribution (1) the corporation would not be able to pay its debts as they become due in the ordinary course of business, or (2) unless otherwise permitted by the corporation’s articles of incorporation, the corporation’s total assets would be less than the sum of its total liabilities plus the amount needed, if the corporation was dissolved at the time of such distribution, to satisfy any preferential dissolution rights.

Appraisal and Dissenters’ Rights:

Under Delaware law, the rights of dissenting stockholders to obtain the fair value for their shares (“appraisal rights”) are available in certain circumstances in connection with a statutory merger or consolidation. However, a stockholder does not have appraisal rights if: (i) the shares of the corporation are listed on a national securities exchange, (ii) held of record by more than 2,000 holders, or (iii) the corporation will be the surviving corporation in a merger if the merger does not require for its approval the vote of that corporation’s stockholders.

Notwithstanding the foregoing, appraisal rights are available to stockholders if such stockholders are required by the terms of an agreement of merger or consolidation to accept for their stock anything except: (i) shares of stock of the corporation surviving or resulting from such merger or consolidation; (ii) shares of stock of any

Under West Virginia law, a stockholder is entitled to appraisal rights and payment of the fair value of his or her shares, under certain circumstances, in connection with a merger, a share exchange, a disposition of assets, or an amendment to the corporation’s articles of incorporation. Appraisal rights may not be available, however, to a stockholder whose shares (1) are listed on the New York stock exchange, American stock exchange or designated as a national market system security, (2) are held by not less than 2000 stockholders with a market value of at least $20,000,000 exclusive of the value of shares held by subsidiaries, senior executives, directors and beneficial stockholders owning more than 10% of the shares.

Notwithstanding the foregoing, appraisal rights are available if (A) the stockholder is required to accept for his or her shares

	Fortune Brands Stockholder Rights	SBR Stockholder Rights

other corporation which shares of stock (or depository receipts in respect thereof) will be either listed on a national securities exchange or designated as a national market system security or held of record by more than 2,000 holders; (iii) cash in lieu of fractional shares; or (iv) any combination of the shares of stock and cash in lieu of fractional shares.

A Delaware corporation’s certificate of incorporation also may provide that appraisal rights shall be available in the event of the adoption of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of a corporation’s assets.

Fortune Brands’ restated certificate of incorporation does not discuss appraisal rights.

anything other than cash or shares or interests which (1) are listed on the New York stock exchange, American stock exchange or designated as a national market system security, or (2) are held by not less than 2000 stockholders with a market value of at least $20,000,000 exclusive of the value of shares held by subsidiaries, senior executives, directors and beneficial stockholders owning more than 10% of the shares, or (B) certain acquisitions of stock or assets by a person, or his or her affiliate, who during the prior year was the beneficial owner of 20% or more of the voting power of the corporation.

A corporation’s articles of incorporation may limit or eliminate appraisal rights for any class or series of preferred stock.

SBR’s articles of incorporation do not discuss appraisal rights.

Indemnification of Officers and Directors:

Under Delaware law, a corporation may indemnify directors, officers, employees or agents: (i) for actions taken in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation; and (ii) with respect to any criminal action or proceeding, where they had no reasonable cause to believe that their conduct was unlawful.

Delaware law provides that a corporation may advance to a director or officer expenses incurred in defending any action upon receipt of an undertaking by the director or officer to repay the amount advanced if it is ultimately determined that he or she is not entitled to indemnification. In addition, a corporation may advance to former directors, officers, employees or agents expenses incurred in defending any action upon such terms and conditions as the corporation deems appropriate.

Fortune Brands’ restated certificate of incorporation states that no director shall be personally liable to Fortune Brands for monetary damages for breach of fiduciary duty as a director, except, to the

Under West Virginia law, a corporation may indemnify directors and officers: (i) for actions taken in good faith; (ii) for actions taken in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation; and (iii) with respect to any criminal action or proceeding, where they had no reasonable cause to believe that their conduct was unlawful.

A corporation must indemnify a director or officer, who was wholly successful, on the merits or otherwise, in defense of any proceeding in which he or she was a party because he or she was a director or an officer, against reasonable expenses incurred in connection with the proceeding.

West Virginia law provides that a corporation may advance to a director or officer expenses incurred in defending any action upon receipt of (1) a written affirmation that he or she believes in good faith that his or her conduct is subject to indemnification, and (2) an undertaking by the director or officer to repay the amount advanced if it ultimately is determined that he or she is not entitled to indemnification.

	Fortune Brands Stockholder Rights	SBR Stockholder Rights

extent provided by applicable law, for, among other things, (A) a breach of his or her duty of loyalty, (B) actions or omissions not in good faith or which involve intentional misconduct or a knowing violation of law or (C) transactions in which he or she obtained an improper personal benefit.

Fortune Brands’ bylaws also require the indemnification of certain directors, officers and employees in certain situations.

A director or officer may apply for indemnification to a court of competent jurisdiction, and the court may order indemnification if it finds the director or officer is entitled to mandatory indemnification or, with respect to permissible indemnification, it is fair and reasonable.

Shareholder Rights Plan Policy:	Fortune Brands’ rights plan policy provides that the board of directors can adopt a rights plan without prior stockholder approval if a majority of the independent directors on the board determines that it is in the best interests of the stockholders or if it is required by the board’s fiduciary duties. If the board of directors does adopt a rights plan, the plan is subject to stockholder approval within one year of its adoption. Fortune Brands’ rights plan policy states that if stockholders do not approve the rights plan, the rights plan will be terminated.	Not applicable.

Provisions Relating to Share Acquisitions and Certain Business Combinations:

Under Delaware law, a corporation is prohibited from engaging in any business combination with an interested stockholder (defined generally as a 15% stockholder), except under limited circumstances for a period of three years following the time that such stockholder became an interested stockholder, unless: (i) the board of directors has approved either the proposed business combination or the transaction resulting in interested stockholder status prior to the date that the stockholder became an interested stockholder, (ii) upon consummation of the transaction in which the stockholder became an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, or (iii) at or subsequent to the date that the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the vote of at least 66 2/3% of outstanding voting stock not owned by the interested stockholder.

Subject to certain limitations, Delaware corporations can opt out of this provision. Fortune Brands has not done so.

Not applicable.

APPRAISAL RIGHTS UNDER WEST VIRGINIA LAW

The following does not purport to be a complete statement of the procedures to be followed by a stockholder of SBR who wants to exercise his or her appraisal rights under Article 13 of the West Virginia Business Corporation Act, and is qualified in its entirety by reference thereto. A copy of Article 13 of the West Virginia Business Corporation Act is attached as Annex B to this proxy statement/prospectus.

As the preservation and exercise of appraisal rights require strict adherence to the provisions of this law, each stockholder who might want to exercise such rights should consult this law and adhere to the provisions thereof.

Under West Virginia Code § 31D-13-1302, a SBR stockholder will be entitled to seek appraisal for, and obtain payment of the fair value of such stockholder’s shares of SBR common stock if the merger is consummated. For this purpose, the “fair value” of SBR common stock will be the value of such stock immediately before the completion of the merger, without discount for lack of marketability or minority status. A SBR stockholder who is entitled to appraisal rights may not challenge the merger, unless the merger was not effectuated in accordance with applicable statutory provisions regarding mergers or SBR’s articles of incorporation, bylaws or authorizing resolution or was otherwise procured by fraud or misrepresentation.

If a SBR stockholder of record is a nominee for several SBR beneficial stockholders, the record stockholder may assert appraisal rights as to fewer than all of the SBR shares registered in his or her name only if (i) he or she objects with respect to all shares beneficially owned by any one person, and (ii) notifies SBR in writing of the name and address of each beneficial stockholder on whose behalf he or she asserts appraisal rights. The rights of the SBR record stockholder who asserts appraisal rights for only part of the shares held in his or her name of record will be determined as if the SBR shares as to which he or she objects, and his or her other SBR shares were registered in the names of different stockholders.

A SBR beneficial stockholder may assert appraisal rights as to shares held on his or her behalf only if:

1. The SBR beneficial stockholder submits to SBR the record stockholder’s written consent to the assertion of the appraisal rights no later than the date by which stockholders asserting appraisal rights must return to SBR the Appraisal Form, discussed below; and

2. The SBR beneficial stockholder does so with respect to all shares of the class of SBR stock beneficially owned by him or her.

A SBR stockholder of record who wishes to assert appraisal rights with respect to any class of SBR stock must:

1. Deliver to SBR before the vote is taken, written notice of the stockholder’s intent to demand payment if the merger is effectuated; and

2. Not vote, or cause or permit any of his or her shares to be voted in favor of the merger.

A SBR stockholder who does not satisfy the above two requirements is not entitled to assert appraisal rights or receive payment for his or her shares under Article 13 of the West Virginia Business Corporation Act.

If the merger becomes effective, SBR, as the surviving corporation, will deliver to each SBR stockholder who made timely demand of his or her appraisal rights and did not vote (or cause or permit) any of his or her SBR stock in favor of the merger (a “Dissenting Stockholder”) a written appraisal notice (the “Appraisal Notice”) and form (the “Appraisal Form”). The Appraisal Notice and the Appraisal Form will not be sent before the merger becomes effective or more than 10 days after the merger becomes effective. The Appraisal Notice must include the following:

1. The Appraisal Form which states the date SBR first announced to its stockholders the principal terms of the merger (the “Announcement Date”);

2. The address where the completed Appraisal Form must be sent and the date by which the Appraisal Form must be received by SBR together with a statement that the Dissenting Stockholder will have waived his or her right to demand appraisal with respect to his or her SBR stock unless the Appraisal Form is received by SBR by that date;

3. The address or place where the Dissenting Stockholder’s stock certificates must be deposited and the date by which the stock certificates must be deposited;

4. SBR’s estimate of the fair value of the SBR stock;

5. A statement, that upon the Dissenting Stockholder’s written request, SBR will provide to the Dissenting Stockholder the number of stockholders who have timely returned the Appraisal Forms and the total number of shares of SBR stock owned by them;

6. The date by which SBR must receive a notice of withdrawal by a Dissenting Stockholder; and

7. A copy of Article 13 of the West Virginia Business Corporation Act.

A Dissenting Stockholder must complete, sign and timely return the Appraisal Form to SBR and timely deposit his or her stock certificates in accordance with the Appraisal Notice. On the Appraisal Form the Dissenting Stockholder must certify:

1. Whether the Dissenting Stockholder acquired beneficial ownership of his or her SBR stock prior to the Announcement Date; and

2. That the Dissenting Stockholder did not vote for the merger.

Once a Dissenting Stockholder deposits his or her stock certificates, the Dissenting Stockholder loses all rights as a stockholder, unless the stockholder withdraws his or her demand for appraisal rights. A Dissenting Stockholder may decline to exercise appraisal rights and withdraw from the appraisal proceeding by notifying SBR in writing by the date set forth in the Appraisal Notice. A Dissenting Stockholder who fails to withdraw from the appraisal process by that date may not withdraw without SBR’s written consent.

A SBR stockholder who does not complete, sign and return the Appraisal Form and deposit his or her stock certificates where required, each by the date set forth in the Appraisal Notice, will not be entitled to payment for his or her shares under Article 13 of the West Virginia Business Corporation Act.

With respect to a Dissenting Stockholder who acquired his SBR stock prior to the Announcement Date and who returned the Appraisal Form and deposited his or her stock certificates as and when required under the Appraisal Notice, SBR will pay, within 30 days after the date the Appraisal Form was due, to the Dissenting Stockholder, in cash, SBR’s estimated fair value of the SBR stock, plus interest from the effective date of the merger to the date of payment. With the payment, SBR will deliver to the Dissenting Stockholder:

1. SBR’s financial statements, consisting of a balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in stockholders’ equity for that year and the latest available interim financial statements, if any;

2. A statement of SBR’s estimate of the fair value of the SBR stock which estimate must equal or exceed the estimate given in the Appraisal Notice; and

3. A statement that if the Dissenting Stockholder is dissatisfied with the payment made, he or she has the right to demand further payment by notifying SBR, within 30 days after receipt of the payment, of the Dissenting Stockholders’ estimate of the fair value of the SBR stock and demanding payment of that estimate plus interest, less any payment made and that if the Dissenting Stockholder does not make a demand within the stated time period, the Dissenting Stockholder will be deemed to have accepted the payment in full satisfaction of his or her appraisal right.

A Dissenting Stockholder who has received payment and is dissatisfied with the amount of the payment must notify SBR in writing, within 30 days after receipt of the payment, of the Dissenting Stockholder’s estimate of the fair value of the SBR stock and demand payment of that estimate plus interest, less the amount of the payment made. A Dissenting Stockholder who fails to do so will have waived any right to demand further payment and will be entitled only to the payment made.

With respect to a Dissenting Stockholder who does not certify that he or she had acquired beneficial ownership of all of his or her SBR stock prior to the Announcement Date, SBR may elect to withhold payment, and if it does so, then within 30 days after the date the Appraisal Form was due, SBR must:

1. Deliver to the Dissenting Stockholder SBR’s financial statements, consisting of a balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in stockholders’ equity for that year and the latest available interim financial statements, if any;

2. Deliver to the Dissenting Stockholder a statement of SBR’s estimate of the fair value of the shares which estimate must equal or exceed the estimate given in the Appraisal Notice;

3. Notify the Dissenting Stockholder that he or she may accept SBR’s estimate of fair value, plus interest, in full satisfaction of his or her appraisal demands;

4. Notify the Dissenting Stockholder that if he or she wants to accept the offer the Dissenting Stockholder must notify SBR of his or her acceptance of the offer within 30 days after receipt of the offer; and

5. Notify the Dissenting Stockholder that if he or she is dissatisfied with the offer, the Dissenting Stockholder must notify SBR within 30 days after receipt of the offer that he or she is rejecting the offer and demanding payment of the Dissenting Stockholder’s stated estimate of the fair value of the SBR stock plus interest and that if the Dissenting Stockholder fails to do so, he or she will be deemed to have accepted the offer.

A Dissenting Stockholder who notifies SBR in writing that he or she accepts the offer in full satisfaction of his or her appraisal demands will receive payment of such amount within 10 days after SBR receives the Dissenting Stockholder’s written notice of acceptance.

A Dissenting Stockholder who has received an offer and is dissatisfied with the amount of the offer must notify SBR in writing within 30 days after receipt of the offer that the Dissenting Stockholder rejects the offer and demands payment of the Dissenting Stockholder’s stated estimate of the fair value of the SBR stock plus interest. A Dissenting Stockholder who fails to do so will have waived any right to demand payment of any additional amount and will be entitled only to the payment offered, which will be paid by SBR within 40 days after SBR sent the notice and accompanying information to the Dissenting Stockholder.

If a demand made by a Dissenting Stockholder who is dissatisfied with the payment made or offered, and who has complied with the notification requirements described above, remains unsettled, then SBR will, within 60 days after receiving demand for payment, commence a proceeding in the appropriate court and petition the court to determine the fair value of the SBR stock and accrued interest. All Dissenting Stockholders whose demands remain unsettled, whether or not residents of West Virginia, will be named as parties to the proceeding as in an action against their shares. All parties must be served with a copy of the petition. Non-residents may be served by registered or certified mail or by publication as provided by law. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The dissenting appraisers will be entitled to the same discovery rights as parties in other civil proceedings. There is no right to a jury trial.

Each Dissenting Stockholder who is made a party to the proceeding is entitled to judgment (1) for the amount, if any, by which the court finds the fair value of his or her shares, plus interest, exceeds the amount paid by SBR to the Dissenting Stockholder for the SBR stock; or (2) for the fair value, plus interest, of the Dissenting Stockholder’s SBR stock for which SBR elected to withhold payment as described above.

If SBR does not commence the proceeding within the 60 day period, it shall pay in cash to each such Dissenting Stockholder the amount the Dissenting Stockholder demanded plus interest.

The court in an appraisal proceeding shall determine all costs of the proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court. The court will assess the costs against SBR, except that the court may assess costs against all or some of the Dissenting Stockholders, in amounts the court finds equitable, to the extent the court finds the Dissenting Stockholders acted arbitrarily, vexatiously or not in good faith in demanding payment. With respect to fees and expenses of counsel and experts, the court in an appraisal proceeding may assess such fees and expenses in amounts the court finds equitable:

1. Against SBR and in favor of any or all of the Dissenting Stockholders if the court finds SBR did not substantially comply with certain statutory requirements of Article 13 of the West Virginia Business Corporation Act;

2. Against either SBR or a Dissenting Stockholder and in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed, acted arbitrarily, vexatiously or not in good faith in demanding payment.

If the court in an appraisal proceeding finds the services of counsel for any Dissenting Stockholder were of substantial benefit to other Dissenting Stockholders similarly situated and that the fees for those services should not be assessed against SBR, the court may award to counsel reasonable fees to be paid out of the amounts awarded to the Dissenting Stockholders who were benefited.

If SBR fails to make certain payments to Dissenting Stockholders as required under Article 13 of the West Virginia Business Corporation Act, a Dissenting Stockholder may sue directly for the amount owed and to the extent the Dissenting Stockholder is successful, he or she is entitled to recover from SBR all costs and expenses of the suit, including counsel fees.

DESCRIPTION OF SBR’S BUSINESS

General

SBR, Inc., a West Virginia corporation formed in 1972, initially owned and operated a chain of convenience food stores in West Virginia, Ohio, Maine and New Hampshire. In 1993, SBR sold all of its convenience food store assets, and today, SBR, through its five operating subsidiaries, manufactures building supplies and sells woodworking tools and supplies to retail outlets. SBR’s headquarters are situated at 5300 Briscoe Road, Parkersburg, West Virginia, 26102.

Subsidiaries

SBR has nine wholly owned subsidiaries, including its five operating subsidiaries. They are:

Dixie Pacific Manufacturing LLC. Dixie Pacific Manufacturing LLC is an Alabama limited liability company founded in 1962. Acquired by SBR in 2004, it is a supplier in the colonnade, porch post and rail segments of the U.S. millwork market. Dixie Pacific is headquartered in Gadsden, Alabama, where it owns a 175,000 square foot manufacturing facility and a 75,000 square foot lumber storage facility. Dixie Pacific’s primary customer base has historically been in the Southeast, Mid-Atlantic and Northeast regions of the United States. The Dixie Pacific and Hartmann-Sanders brands are supplied by Dixie Pacific in the U. S. Colonnade market.

Fypon, Ltd. Fypon, Ltd. is an Ohio corporation formerly known as Style Solutions, Incorporated. In February 2000, Style Solutions, Incorporated acquired 99.99% of Fypon, Ltd., a Pennsylvania limited partnership, and thereafter Style Solutions, Incorporated changed its name to Fypon, Ltd. It is a urethane millwork company and its product lines include louvers, eave vents, entrance trims, window trims, mouldings and accessories, decorative millwork, columns and balustrade systems for both the exterior and interior of homes and buildings. Fypon has one subsidiary, SBR Chemical Industry (Yantai) Co., Ltd. Fypon’s manufacturing activities are primarily conducted in Yantai, China and, to a lesser extent, in Archbold, Ohio. Fypon has the right to occupy and use the facility in China pursuant to a long-term lease, and it also leases its facility in Ohio.

Hy-Lite Products, Inc. Hy-Lite Products, Inc. is a West Virginia corporation acquired by SBR in 1998. It is a specialty manufacturer of customized pre-framed acrylic and glass block windows. It designs, manufactures and distributes acrylic block windows in custom shapes and sizes used primarily in the residential new construction market, as well as the residential replacement window market. It operates in leased facilities in Beaumont, California and Eatonton, Georgia. Hy-Lite Products has distributors in western and eastern Canada, Australia, Japan and South Korea.

SimEx, Inc. SimEx, Inc., is a West Virginia corporation originally formed in 1999 as a subsidiary of Simonton Building Products, Inc., and it became a direct subsidiary of SBR in 2005. SimEx manufactures products for its Dixie Pacific, Fypon and Simonton sister subsidiaries. For Simonton it produces rigid PVC profiles used for manufacturing windows, porch railings are produced for Dixie Pacific and foam PVC used in the millwork industry is produced for Fypon.

Simonton Building Products, Inc. Simonton Building Products, Inc. is a West Virginia corporation that was acquired by SBR in 1989. Simonton Building Products manufactures windows and doors primarily for use in the residential and institutional marketplace. Simonton Building Products has two subsidiaries, Simonton Industries, Inc., a California corporation, and Simonton Windows, Inc., a West Virginia corporation. Simonton operates plants in Pennsboro, West Virginia, Ellenboro, West Virginia, Harrisville, West Virginia, Paris, Illinois, McAlester, Oklahoma, Vacaville, California, and Lyons, Georgia, all of which are owned by Simonton other than its leased facilities in California and Georgia. Simonton Building Products sells its products to Simonton Windows, which then sells the products to external customers. Simonton Windows is an industry leader in replacement windows with 61% of its sales in this category. Simonton sells vinyl windows and doors in all of the 48 continental states, and its customers include Norandex, a subsidiary of Owens Corning, The Home Depot, Sears and ABC Supply.

SLI, Inc. SLI, Inc. was established by SBR as a Delaware corporation in 1994. Its sole purpose is to hold intellectual property related to Simonton.

Winwood Insurance Co., Ltd. Winwood Insurance Co., Ltd. is a wholly owned captive insurance company, incorporated under the laws of Bermuda on April 21, 1998. It provides certain lines of insurance coverage to SBR and the SBR subsidiaries.

Woodcraft Franchise Corporation. Woodcraft Franchise Corporation is a West Virginia corporation organized in 1996 by SBR. All franchise sales of Woodcraft Supply Corp. are conducted through Woodcraft Franchise Corporation.

Woodcraft Supply Corp. Woodcraft Supply Corp. is a West Virginia corporation acquired by SBR in 1987 and headquartered in Parkersburg, West Virginia. Together with its franchises, Woodcraft is a supplier of hand and power woodworking tools and supplies focusing primarily on the craftsman. Woodcraft offers an assortment of products to meet a craftsman’s needs including equipment and supplies for turning, carving, case goods, scroll sawing, timber framing and many others. In some instances, such as the Pfeil “Swiss Made” hand carving tools, Woodcraft has exclusive rights to sell a company’s product within the United States. Woodcraft sells its products at approximately 80 retail stores located in 36 different states, through a mail order catalog and through its Internet site. Woodcraft distributes more than 2,000,000 catalogs each year in all 50 states and in 117 foreign countries. Woodcraft has one subsidiary, Dovetail Media, Inc., a West Virginia corporation, which owns the Woodcraft Magazine assets and publishes a magazine under the title of Woodcraft.

Description of SBR Stock

The authorized capital stock of SBR consists of 11,000,000 shares, of which 10,000,000 shares are Class A common stock, $.10 par value, and of which 1,000,000 shares are Class B (non-voting) common stock, $.10 par value. As of April 27, 2006, 5,346,453 shares of Class A common stock were issued and outstanding and 12,248 shares were allocated under SBR’s stock option plan. As of this same date, there were 44 stockholders of record of the Class A common stock. As of April 27, 2006, 849,793 shares of Class B common stock were outstanding, 34,529 shares were subscribed under SBR’s stock purchase plan and 197,470 shares were allocated under SBR’s stock option plan. As of April 27, 2006 there were 299 stockholders of record of the Class B common stock.

Except to the extent otherwise provided by law, all voting rights are vested in the holders of the Class A common stock and each holder of Class A common stock is entitled to one vote per share on any issue requiring a vote at any meeting, other than the election of directors. West Virginia law grants stockholders cumulative voting rights with respect to the election of directors provided that a request for cumulative voting is made at least 48 hours before the meeting. Except with respect to voting rights, the Class A common stock and the Class B common stock have the same rights, benefits and privileges.

Dividends

Prior to 2004, SBR never paid any dividends on its stock to any stockholder. On November 1, 2004, SBR paid its first dividend of $0.45 per share to its Class A and Class B stockholders. SBR also paid a dividend of $0.40 per share to its Class A and Class B common stockholders on October 3, 2005.

Market for SBR Common Stock

Neither SBR Class A common stock nor SBR Class B common stock is listed for quotation on any stock exchange.

With respect to the Class A common stock, there is no established public trading market for such shares. Since May 1, 2004, 10,000 shares of Class A common stock were repurchased by SBR at the then current book value of $23.95 per share. During such time period there have been several instances where stock certificates were reissued at the request of Class A stockholders in connection with transfers and gifts of Class A stock for which, to the best of management’s knowledge, no consideration was paid. Directors of SBR have, by written agreement, agreed that all shares of Class A common stock acquired by the director in his or her capacity as director of SBR are non-negotiable and non-transferable and when the director ceases serving as director of SBR, the director will sell such shares of Class A common stock to SBR and the purchase price will be the book value of such shares determined by the most recent quarter’s financial statements (July 31, October 31, January 31 and April 30) of SBR. Similar agreements have been entered into with Class A stockholders Bryan Katchur and Rodney M. and Barbara F. Collier. The current purchase price for the Class A stock is $28.70 per share.

Each holder of Class B common stock has, by written agreement, agreed that his or her shares of Class B common stock are non-negotiable and non-transferable, except as set forth in such agreement. If a Class B stockholder ceases employment with SBR, or any of its subsidiaries, for any reason, or if a Class B stockholder wants to sell all or any portion of his or her Class B stock, the stockholder must sell the shares to SBR and SBR must purchase the shares. The purchase price for each share of Class B common stock is the book value of such shares determined by the most recent quarter’s financial statements (July 31, October 31, January 31 and April 30) of SBR. The current purchase price for the Class B stock is $28.70 per share.

With respect to the Class B common stock, since May 1, 2004 a number of stockholders have sold shares of Class B stock back to SBR. The purchase price for each such sale was the book value of such stock determined as of the most recent ended fiscal quarter. In addition to such sales, there have been several instances where stock certificates were reissued at the request of Class B stockholders in connection with transfers and gifts of Class B stock for which, to the best of management’s knowledge, no consideration was paid.

Stock Purchase Plan

SBR has a book value stock purchase plan which allows certain employees of SBR and its subsidiaries to purchase Class B common stock once a year, during the month of October. Participation in the plan is optional and limited to selected employees. The purchase price for the stock is based on the book value of SBR. Payment for the Class B stock may, at the participant’s option, be paid in one lump sum or through authorized payroll deductions. The stock certificate evidencing the stock is issued at the time the purchase price is paid in full. The Class B stock is non-negotiable and non-transferable and if a plan participant ceases to be an employee of SBR or any of its subsidiaries, the participant must sell the Class B stock back to SBR at book value. Class B stock may be sold back to SBR at any time. In 2005, 35,677 shares of Class B common stock were subscribed for by employees for which the purchase price was not paid as of December 31, 2005, and 10,302 shares were purchased by employees as of December 31, 2005. The purchase price for all shares was $24.62 per share.

With the exception of Samuel B. Ross, II, all of the executive officers identified on page 77 purchased stock under SBR’s stock purchase plan. No director may purchase stock under the plan. Upon consummation of the merger, the stock purchased by these individuals and other shareholders under the stock purchase plan may be exchanged for stock, cash or a combination of stock and cash in accordance with the terms and conditions applicable to all SBR shareholders. A list of executive officers and the number of purchased shares is as follows:

Gregory Q. Schorr	725
John Brunett	869
Charlene Crooks	810
Rick Keup	978
Donna Smith	670
Scott Richardson	621

All employees who have purchased shares under the plan and paid for such shares have received stock certificates for the number of shares purchased. Any employees who have not fully paid the subscription price will receive the full per share merger consideration less the remaining unpaid amount.

Stock Option Plan

SBR has a stock option plan under which (i) Samuel B. Ross, II may be granted options to purchase Class A common stock, and (ii) certain other employees of SBR and its subsidiaries, may be granted options to purchase Class B common stock. The exercise price is equal to the book value at the date the option was granted. Options vest at the end of the fifth year and have a maximum term of five years. Options must be exercised within 90 days of the date the option vested or it expires. The Class B stock is non-negotiable and non-transferable and if the plan participant ceases to be an employee of SBR or any of its subsidiaries, the participant must sell the Class B stock back to SBR at book value. As of April 27, 2006, options for 12,248 shares of Class A common stock and 197,470 shares of Class B common stock are outstanding. None of such options are exercisable before May 1, 2006.

Litigation

There are no material pending legal proceedings to which SBR is a party or of which any of its properties are subject, nor are there material proceedings known to SBR to be contemplated by any governmental authority. Additionally, SBR is unaware of any material proceedings, pending or contemplated, in which any existing or proposed director, officer or affiliate, or any principal security holder of SBR or any associate of any of the foregoing, is a party or has an interest adverse to SBR.

BENEFICIAL OWNERSHIP OF SBR COMMON STOCK

Principal Shareholders. The following table sets forth as of April 27, 2006, the beneficial ownership of SBR’s capital stock, which includes Class A common stock and Class B common stock, by each person who is known by SBR to beneficially own 5% or more of its Class A common stock or 5% or more of its Class B common stock.

Name and Address	Number of Shares of Class A Common Stock Beneficially Owned(1)		Percentage of Class A Beneficially Owned	Number of Shares of Class B Common Stock Beneficially Owned(1)		Percentage of Class B Beneficially Owned
Broughton Family Limited Partnership 639 State Rt. 821 Marietta, OH 45750	280,000	(2)	5.2%	0		0.0%

George W. Broughton 639 State Rt. 821 Marietta, OH 45750	308,190	(3)	5.8%	0		0.0%

John Brunett 132 Rosemar Meadows Vienna, WV 26105	0		0.0%	78,282		9.2%

Charlene Crooks 3 Heather Glen Vienna, WV 26105	0		0.0%	104,642	(4)	12.3%

Larry J. Gerrard 214 Meldahl Road Washington, WV 26181	0		0.0%	42,845	(5)	5.0%

Linda Gerrard 214 Meldahl Road Washington, WV 26181	0		0.0%	42,845	(6)	5.0%

Janis R. Monroe 10293 Window Rock Trail Reno, NV 89511	1,262,832	(7)	23.6%	0		0.0%

Samuel B. Ross, II P. O. Box 7410 Jackson, WY 83002	3,210,659	(8)	60.0%	0		0.0%

Samuel B. Ross, III 12 Park View Way Parkersburg, WV 26104	2,733,504	(9)	51.1%	0		0.0%

Spencer B. Ross 530 E. 20th Ave., Apt. 1311 Denver, CO 80205	2,443,504	(10)	45.7%	0		0.0%

Susan S. Ross P. O. Box 7410 Jackson, WY 83002	1,622,850	(11)	30.4%	0		0.0%

S. Byrl Ross Enterprises, Inc. P.O. Box 1646 Parkersburg, WV 26102-1646	954,419	(12)	17.9%	0		0.0%

SBR Family LLC P.O. Box 1646 Parkersburg, WV 26102-1646	1,300,000	(13)	24.3%	0		0.0%

Gregory Q. Schorr 800 54th Street Vienna, WV 26105	0		0.0%	59,040	(14)	6.9%

Elizabeth Schuler 14215 Powder River Court Reno, NV 89511-6732	1,136,799	(15)	21.3%	0		0%

(1)	Shares are deemed to be “beneficially owned” by a person if such person, directly or indirectly, has or shares (i) the power to vote or to direct the voting of such shares or (ii) the power to dispose or direct the disposition of such shares. In addition, beneficial ownership includes shares that such person has the right to acquire within 60 days. It does not include any shares which a stockholder may have the right to acquire as a result of the vesting of a stock option if the merger is effected.
(2)	These shares are also included in the shares beneficially owned by George W. Broughton.
(3)	Includes 280,000 shares held of record by Broughton Family Limited Partnership, 5,050 shares held of record by PEBATCO & Co as IRA custodian for George W. Broughton, and 6,670 shares held of record by PEBATCO & Co as IRA custodian for Nancy R. Broughton (wife of George W. Broughton).
(4)	Includes 7,519 shares held of record by United Bank as IRA custodian for Charlene Crooks.
(5)	Includes 16,342 shares held of record by United Bank as IRA custodian for Larry J. Gerrard, 2,929 shares owned by his wife, Linda Gerrard and 8,244 shares held of record by United Bank as IRA custodian for Linda Gerrard.
(6)	Includes 8,244 shares held of record by United Bank as IRA custodian for Linda Gerrard, 15,330 shares owned by her husband, Larry J. Gerrard, and 16,342 shares held of record by United Bank as IRA custodian for Larry J. Gerrard.
(7)	Includes 258,799 shares held of record by Janis R. Monroe as Trustee of the Jan & Chuck Monroe Family Trust, 954,419 shares held of record by S. Byrl Ross Enterprises, Inc. in which Janis R. Monroe is a stockholder, and 49,614 shares held of record by Charles P. Monroe as Trustee of the Jan & Chuck Monroe Family Trust. Charles P. Monroe is the husband of Janis R. Monroe. This amount does not include, and Janis R. Monroe disclaims beneficial ownership of all shares owned of record or beneficially by her brother, Samuel B. Ross, II, her daughter, Elizabeth Schuler, and her son-in-law, Michael Schuler.
(8)	Includes 18,390 shares held of record by United Bank as IRA custodian for Samuel B. Ross, II, 72,820 shares owned by his wife, Susan S. Ross, 125,000 shares held of record by Samuel B. Ross, II as Trustee for his sons, Samuel B. Ross, III and Spencer B. Ross, 250,000 shares held of record by Samuel B. Ross, II as Trustee for Brownell Cochran, 1,300,000 shares held of record by SBR Family LLC, 954,419 shares held of record by S. Byrl Ross Enterprises, Inc., 240,000 shares held of record by Tres Investment Company, and 28,000 shares held of record by 4600 River Road Partners II, LP. Samuel B. Ross, II is a member of SBR Family LLC, a stockholder in S. Byrl Ross Enterprises, Inc. and a shareholder of 4600 River Road Corporation, the general partner of 4600 River Road Partners II LP. This amount does not include and Samuel B. Ross, II disclaims beneficial ownership of all other shares owned of record or beneficially by his wife, Susan S. Ross, his sister, Janis R. Monroe, his son, Samuel B. Ross, III and his son, Spencer B. Ross.
(9)	Includes 125,000 shares held of record by Samuel B. Ross, II as trustee for the benefit of Samuel B. Ross, III and Spencer B. Ross, 1,300,000 shares held of record by SBR Family LLC of which Samuel B. Ross, III is a member, 240,000 shares held of record by Tres Investment Company in which Samuel B. Ross, III has an ownership interest, 28,000 shares held of record by 4600 River Road Partners II LP in which Samuel B. Ross, III is a limited partner, and 954,419 shares held of record by S. Byrl Ross Enterprises, Inc. in which Samuel B. Ross, III has a beneficial ownership interest. This amount does not include and Samuel B. Ross, III disclaims beneficial ownership of all shares owned of record or beneficially by his mother, Brownell Cochran.
(10)	Includes 125,000 shares held of record by Samuel B. Ross, II as trustee for the benefit of Samuel B. Ross, III and Spencer B. Ross, 1,300,000 shares held of record by SBR Family LLC of which Spencer B. Ross is a member, 28,000 shares held of record by 4600 River Road Partners II LP in which Spencer B. Ross is a limited partner, and 954,419 shares held of record by S. Byrl Ross Enterprises, Inc. in which Spencer B. Ross has a beneficial ownership interest. This amount does not include and Spencer B. Ross disclaims beneficial ownership of all shares owned of record or beneficially by his mother, Brownell Cochran.
(11)	Includes 222,030 shares owned by her husband, Samuel B. Ross, II, 1,300,000 held of record by SBR Family LLC, in which Susan S. Ross is a member, and 28,000 shares held of record by 4600 River Road Partners II, LP. Susan S. Ross is a shareholder of 4600 River Road Corporation, the general partner of 4600 River Road Partners II, LP. This amount does not include and Susan S. Ross disclaims beneficial ownership in any other shares owned of record or beneficially by her husband, Samuel B. Ross, II.

(12)	These shares are also included in the shares beneficially owned by Samuel B. Ross, II, Janis R. Monroe, Elizabeth Schuler, Samuel B. Ross, III and Spencer B. Ross.
(13)	These shares are also included in the shares beneficially owned by Samuel B. Ross, II, Susan S. Ross, Samuel B. Ross, III and Spencer B. Ross.
(14)	Includes 20,334 shares held of record by United Bank as IRA custodian for Gregory Q. Schorr and 270 shares held of record by United Bank as Roth IRA custodian for Gregory Q. Schorr.
(15)	Includes 800 shares owned by her husband, Michael Schuler, and 954,419 shares held of record by S. Byrl Ross Enterprises, Inc. in which Elizabeth Schuler is a stockholder. Elizabeth Schuler disclaims beneficial ownership of all shares owned of record or beneficially by her mother, Janis R. Monroe, her father, Charles P. Monroe, and her mother-in-law, Barbara L. Smith.

Management. The following table sets forth as of April 27, 2006, the beneficial ownership of SBR’s capital stock, which includes Class A common stock and Class B common stock, by (1) each director and the five most highly compensated executive officers, and (2) all directors and executive officers as a group.

Name	Number of Shares of Class A Common Stock Beneficially Owned(1)		Percentage of Class A Beneficially Owned	Number of Shares of Class B Common Stock Beneficially Owned(1)		Percentage of Class B Beneficially Owned
Directors:
George W. Broughton	308,190	(2)	5.8%	0		0%
William E. Hamb	104,275	(3)	2.0%	0		0%
Janis R. Monroe	1,262,832	(4)	23.6%	0		0%
Robert M. Rector	186,330	(5)	3.5%	0		0%
Samuel B. Ross, II	3,210,659	(6)	60.0%	0		0%
Susan S. Ross	1,622,850	(7)	30.4%	0		0%
John A. Staley, IV	123,500	(8)	2.3%	0		0%
James M. Sutton	196,257	(9)	3.7%	0		0%
Jerry L. Weinstein	7,000		*	0		0%
Stuart Yarbrough	38,755	(10)	*	0		0%

Executive Officers:
Samuel B. Ross, II	3,210,659	(11)	60.0%	0		0%
John Brunett	0		0.0%	78,282		9.2%
Charlene Crooks	0		0.0%	104,642	(12)	12.3%
Gregory Q. Schorr	0		0.0%	59,040	(13)	6.9%
Rick Keup	0		0.0%	15,007		1.8%
Directors and executive officers as a group (16 persons)	4,483,379		84.0%	284,922		34.0%

*	Less than 1%
(1)	Shares are deemed to be “beneficially owned” by a person if such person, directly or indirectly, has or shares (i) the power to vote or to direct the voting of such shares or (ii) the power to dispose or direct the disposition of such shares. In addition, beneficial ownership includes shares that such person has the right to acquire within 60 days. It does not include any shares which a stockholder may have the right to acquire as a result of the vesting of a stock option if the merger is effected.
(2)	Includes 280,000 shares held of record by Broughton Family Limited Partnership, 5,050 shares held of record by PEBATCO & Co as custodian for George W. Broughton, and 6,670 shares held of record by PEBATCO & Co as custodian for Nancy R. Broughton (wife of George W. Broughton).
(3)	Includes 17,000 shares held of record by First Clearing LLC as IRA custodian for William E. Hamb and 10,000 shares held of record by Kent H. Hamb as Trustee of the Kent H. Hamb 1999 Revocable Trust. Kent H. Hamb is the wife of William E. Hamb.

(4)	Includes 258,799 shares held of record by Janis R. Monroe as Trustee of the Jan & Chuck Monroe Family Trust, 954,419 shares held of record by S. Byrl Ross Enterprises, Inc. in which Janis R. Monroe is a stockholder, and 49,614 shares held of record by Charles P. Monroe as Trustee of the Jan & Chuck Monroe Family Trust. Charles P. Monroe is the husband of Janis R. Monroe. This amount does not include and Janis R. Monroe disclaims beneficial ownership of all shares owned of record or beneficially by her brother, Samuel B. Ross, II, her daughter, Elizabeth Schuler, and her son-in-law, Michael Schuler.
(5)	Includes 2220 shares held of record by the Robert M. Rector Irrevocable Family Trust and 184,110 shares held of record by the Robert M. Rector Revocable Trust. This amount does not include and Robert M. Rector disclaims beneficial ownership of all shares owned of record or beneficially by his son, Daniel Rector, his son Robert Dail Rector, his daughter Jennifer Jane Foutty and the Rector Family Limited Partnership.
(6)	Includes 18,390 shares held of record by United Bank as IRA custodian for Samuel B. Ross, II, 72,820 shares owned by his wife, Susan S. Ross, 125,000 shares held of record by Samuel B. Ross, II as Trustee for his sons, Samuel B. Ross, III and Spencer B. Ross, 250,000 shares held of record by Samuel B. Ross, II as Trustee for Brownell Cochran, 1,300,000 shares held of record by SBR Family LLC, 954,419 shares held of record by S. Byrl Ross Enterprises, Inc., 240,000 shares held of record by Tres Investment Company, and 28,000 shares held of record by 4600 River Road Partners II, LP. Samuel B. Ross, II is a member of SBR Family LLC, a stockholder in S. Byrl Ross Enterprises, Inc. and a shareholder of 4600 River Road Corporation, the general partner of 4600 River Road Partners II LP. This amount does not include and Samuel B. Ross, II disclaims beneficial ownership of all other shares owned of record or beneficially by his wife, Susan S. Ross, his sister, Janis R. Monroe, his son, Samuel B. Ross, III and his son, Spencer B. Ross.
(7)	Includes 222,030 shares owned by her husband, Samuel B. Ross, II, and 1,300,000 held of record by SBR Family LLC, in which Susan S. Ross is a member, and 28,000 shares held of record by 4600 River Road Partners II, LP. Susan S. Ross is a shareholder of 4600 River Road Corporation, the general partner of 4600 River Road Partners II, LP. This amount does not include and Susan S. Ross disclaims beneficial ownership in any other shares owned of record or beneficially by her husband, Samuel B. Ross, II.
(8)	Includes 112,500 shares held of record by Glen Arden Associates. John A. Staley IV is the general partner of Glen Arden Associates.
(9)	Includes 135,257 shares held of record OAX Partners LLLP and 50,000 shares held of record by Redstone Partners LLLP. James M. Sutton is a general and limited partner of OAX Partners LLLP and a general and limited partner of Redstone Partners LLLP.
(10)	Includes 33,250 shares held of record by the Stuart J. Yarbrough Revocable Trust.
(11)	Includes 18,390 shares held of record by United Bank as IRA custodian for Samuel B. Ross, II, 72,820 shares owned by his wife, Susan S. Ross, 125,000 shares held of record by Samuel B. Ross, II as Trustee for his sons, Samuel B. Ross, III and Spencer B. Ross, 250,000 shares held of record by Samuel B. Ross, II as Trustee for Brownell Cochran, 1,300,000 shares held of record by SBR Family LLC, 954,419 shares held of record by S. Byrl Ross Enterprises, Inc., 240,000 shares held of record by Tres Investment Company, and 28,000 shares held of record by 4600 River Road Partners II, LP. Samuel B. Ross, II is a member of SBR Family LLC, a stockholder in S. Byrl Ross Enterprises, Inc. and a shareholder of 4600 River Road Corporation, the general partner of 4600 River Road Partners II LP. This amount does not include and Samuel B. Ross, II disclaims beneficial ownership of all other shares owned of record or beneficially by his wife, Susan S. Ross, his sister, Janis R. Monroe, his son, Samuel B. Ross, III and his son, Spencer B. Ross.
(12)	Includes 7,519 shares held of record by United Bank as IRA custodian for Charlene Crooks.
(13)	Includes 20,334 shares held of record by United Bank as IRA custodian for Gregory Q. Schorr and 270 shares held of record by United Bank as Roth IRA custodian for Gregory Q. Schorr.

INFORMATION REGARDING S. BYRL ROSS ENTERPRISES, INC.

Description of S. Byrl Ross Enterprises, Inc.’s Business

SB Ross was founded in 1955 as a West Virginia corporation. It owns a building in SBR’s office park in Parkersburg, West Virginia which it leases to Woodcraft Supply Corp., a subsidiary of SBR. SB Ross also owns an interest in an office building in Denver Colorado, former convenience store sites in Maine and West Virginia, the Woodcraft store in Woburn, Massachusetts, a parcel of land in the city of Parkersburg, West Virginia under lease to the Blennerhassett Corporation and certain oil and gas rights in Ritchie and Doddridge Counties, West Virginia. SB Ross owns 954,419 shares of SBR Class A common stock which is approximately 17.85% of all of the issued and outstanding shares of SBR Class A common stock. SB Ross does not otherwise conduct any business. The sole stockholders of SB Ross are Janis R. Monroe, Samuel B. Ross, II and Elizabeth Schuler.

Beneficial Ownership of S. Byrl Ross Enterprises, Inc.

The following table sets forth as of April 27, 2006, the beneficial ownership of the common stock of SB Ross by each stockholder of SB Ross. There are no outstanding options to acquire SB Ross common stock.

Name and Address	Number of Shares of Common Stock		Percentage of Common Stock
Janis R. Monroe 10293 Window Rock Trail Reno, NV 89511	960		19.7%

Samuel B. Ross, II P. O. Box 7410 Jackson, WY 83002	2,445	(1)	50.1%

Elizabeth Schuler 14215 Powder River Court Reno, NV 89511-6732	1,474		30.2%

(1)	Includes 1,474 shares held of record by Samuel B. Ross, II, as Trustee for his sons, Samuel B. Ross, III and Spencer B. Ross.

INFORMATION REGARDING TRES INVESTMENT COMPANY

Description of Tres Investment Company’s Business

Tres was founded in 1973 as a West Virginia corporation. It owns a former convenience store site in Weirton, West Virginia and a manufacturing plant in Eatonton, Georgia which is leased to Hy-Lite Products, Inc., a subsidiary of SBR. Tres owns 240,000 shares of SBR Class A common stock which is approximately 4.5% of all of the issued and outstanding shares of SBR Class A common stock. Tres does not otherwise conduct any business nor does it have any employees. The sole stockholders of Tres are Samuel B. Ross, II and Samuel B. Ross, III.

Beneficial Ownership of Tres Investment Company

The following table sets forth as of April 27, 2006, the beneficial ownership of the common stock of Tres by each stockholder of Tres. There are no outstanding options to acquire Tres common stock.

Name and Address	Number of Shares of Common Stock	Percentage of Common Stock
Samuel B. Ross, II P. O. Box 7410 Jackson, WY 83002	501	50.1%

Samuel B. Ross, III 12 Park View Way Parkersburg, WV 26104	499	49.9%

INDEMNIFICATION

Fortune Brands’ bylaws include provisions authorizing Fortune Brands to indemnify its officers, directors, employees and agents to the full extent permitted by law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Fortune Brands pursuant to such provisions, Fortune Brands has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

LEGAL MATTERS

Winston & Strawn LLP, Chicago, Illinois, will pass upon certain legal matters relating to the validity of the shares of Fortune Brands common stock to be issued in the merger. Certain tax consequences of the transaction will be passed upon for Fortune Brands by Winston & Strawn LLP and for SBR by Mayer, Brown, Rowe & Maw LLP, Chicago, Illinois.

EXPERTS

The consolidated financial statements of Fortune Brands, Inc., except as they relate to Fulham Acquisition Corp., and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this proxy statement/prospectus by reference to Fortune Brands, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The Combined Statements of Net Assets to be Sold of the Allied/Fortune Assets as of July 25, 2005 and August 31, 2004 and the related Combined Statements of Revenues and Direct Expenses for the ten months and 25-day period ended July 25, 2005 and for each of the years in the two-year period ended August 31, 2004 incorporated in this proxy statement/prospectus by reference to Fortune Brands, Inc.’s Form 8-K/A dated October 12, 2005 have been so incorporated in reliance on the report of KPMG Audit PLC, an independent public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated balance sheet of Fulham Acquisition Corp. and subsidiaries as of December 31, 2005, and the related consolidated statements of operations, stockholders’ equity and cash flows for the period from July 26, 2005 to December 31, 2005 incorporated in this prospectus by reference to Fortune Brands, Inc.’s Form 10-K dated for the year ended December 31, 2005 have been so incorporated in reliance on the report of KPMG Audit PLC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

Fortune Brands provides annual, quarterly and current reports, proxy statements and other information to the SEC, which the SEC maintains in the SEC’s File No. 1-9076. You can read and copy any document Fortune Brands files at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C., 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including Fortune Brands. Further information is also available on Fortune Brands’ website, www.fortunebrands.com. Information on Fortune Brands’ website is not incorporated by reference into this proxy statement/prospectus.

This proxy statement/prospectus constitutes part of a registration statement on Form S-4 filed by Fortune Brands with the SEC under the Securities Act. This proxy statement/prospectus does not contain all of the information set forth in the registration statement. For further information with respect to Fortune Brands and its shares you should refer to the registration statement either at the SEC’s website or at the address set forth in the preceding paragraph. Statements in this proxy statement/prospectus concerning any document attached as an annex to this proxy statement/prospectus or filed as an exhibit to the registration statement are not necessarily complete, and, in each instance, you should refer to the copy of such document which has been attached as an annex to this proxy statement/prospectus or filed as an exhibit to the registration statement. Each such statement is qualified in its entirety by such reference.

INCORPORATION BY REFERENCE

The SEC allows Fortune Brands to “incorporate by reference” information into this proxy statement/prospectus, which means that it can disclose important information to you by referring you to another document filed separately with the SEC. This proxy statement/prospectus incorporates by reference the documents described below that Fortune Brands has previously filed with the SEC. These documents contain important information about Fortune Brands.

The following documents filed by Fortune Brands with the SEC are specifically incorporated herein by reference and made a part hereof:

(a) Fortune Brands’ Annual Report on Form 10-K for the fiscal year ended December 31, 2005;

(b) Fortune Brands’ Current Reports on Form 8-K dated January 11, January 17, February 2, February 6, February 10, and March 2, 2006;

(c) Fortune Brands’ Current Reports on Form 8-K/A dated October 12, 2005, February 22, 2006 and April 7, 2005; and

(d) The description of Fortune Brands’ common stock, par value $3.125 per share, set forth under the headings “Description of Fortune Brands Capital Stock” and “Comparative Rights of Shareholders” on pages 94-105 of Fortune Brands’ Proxy Statement for the 1997 Annual Meeting of Stockholders of Fortune Brands, including any report filed for the purpose of updating such description.

All documents and reports that Fortune Brands files pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K) after the date of this proxy statement/prospectus and to the date on which the transaction is to be consummated shall be deemed to be incorporated by reference into this proxy statement/prospectus and to be a part of it from the date of filing of those documents. Further, all documents and reports that Fortune Brands files pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus and prior to the effectiveness of the registration statement, of which this proxy statement/prospectus is a part, shall be deemed to be incorporated by reference into this proxy statement/prospectus and to be a part of it from the date of filing of these documents. Any statement contained in a document incorporated into this proxy statement/prospectus by reference shall be deemed to be modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement contained in this proxy statement/prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this proxy statement/prospectus modifies or supersedes such earlier statement. Any statement modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this proxy statement/prospectus.

FORTUNE BRANDS, INC.

INTRODUCTION TO THE UNAUDITED

PRO FORMA COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma statement of income presents the unaudited pro forma combined statement of income of Fortune Brands, Inc. (“Fortune Brands” or the “Company”) for the year ended December 31, 2005, to give effect to the acquisition of certain “acquired businesses” and the issuance of new long-term debt in each case as if the acquisition and legal transfer of the acquired businesses and issuance of new long-term debt occurred as of January 1, 2005. The acquired businesses are more than 25 spirits and wine brands and distribution assets described in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005. The actual legal transfer of the acquired businesses occurred in a series of transactions during the six-month period commencing on July 26, 2005 and ending January 27, 2006.

The historical financial information of Fortune Brands set forth below has been derived from the historical consolidated financial statements of the Company included in the Annual Report on Form 10-K for the year ended December 31, 2005. This information is based on historical results of operations and is adjusted as described above and in the notes.

Historical results for the acquired businesses include pre-acquisition one-time and unusual charges, such as adjustments to compensation expense for changes in the fair value of the stock of Allied Domecq PLC (the prior owner of the acquired businesses), as well as allocations of selling and marketing and general and administrative expenses that are not representative of expenses on an ongoing basis. The pro forma adjustments are based on available information and certain assumptions that management believes are reasonable. In the opinion of management, all adjustments required to fairly present the unaudited interim pro forma financial information have been made. The adjustments are directly attributable to the transactions and are expected to have a continuing impact on the results of operations of Fortune Brands.

The unaudited pro forma financial information presented does not purport to represent what the results of operations of Fortune Brands would actually have been had the acquisition occurred January 1, 2005 or to project the results of operations of Fortune Brands for any future periods.

The Company expects to incur restructuring charges as a result of the acquisition. Additional restructuring costs will be recorded when factually supportable information is available in order to estimated these costs. The pro forma adjustments do not reflect any operating efficiencies or cost savings that may be achievable with respect to the combined business of Fortune Brands and the acquired businesses.

The unaudited pro forma consolidated statement of income should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and the historical financial statements and related notes thereto of Fortune Brands included in the Annual Report on Form 10-K for the year ended December 31, 2005.

FORTUNE BRANDS, INC.

Unaudited Pro Forma Combined Statement of Income for the Year Ended December 31, 2005

(In millions, except per share amounts)

	Fortune Brands for the Year Ended December 31, 2005 (1)	Acquired Businesses for the Six Months and 25 Days Ended July 25, 2005 (a)	Incremental Acquired Businesses for the Five Months and 6 Days Ended December 31, 2005 (b) (2)	Acquired Businesses Pro Forma Adjustments
				Purchase Accounting	Financing		Pro Forma Combined
Net sales	$7,061.2	$796.5	$189.7	$(302.5)	$—	(c)	$7,744.9
Cost of products sold	3,843.0	255.6	3.5	4.2	—	(d)	4,106.3
Excise taxes on spirits and wine	326.5	186.0	115.6	(302.5)	—	(c)	325.6
Advertising, selling, general and administrative expenses	1,694.4	222.5	4.5	1.6	—	(e)	1,923.0
Amortization of intangibles	33.4	—	—	6.7	—	(f)	40.1
Restructuring charges	—	5.3	—	—	—		5.3

Operating income	1,163.9	127.1	66.1	(12.5)	—		1,344.6
Interest expense	158.9	—	—	—	117.2 2.3	(g) (h)	278.4
Other (income) expense, net	78.9	—	2.1	—	—		81.0

Income before income taxes and minority interests	926.1	127.1	64.0	(12.5)	(119.5)		985.2
Income taxes	324.5	—	66.1	19.1	(41.8	)(i)	367.9
Minority interests	20.0	—	(2.1)	—	—		17.9

Net income/Excess of revenues over direct expenses from continuing operations (excluding discontinued operations)	$581.6	$127.1	$—	$(31.6)	$(77.7)		$599.4

Earnings per common share
Basic	$3.99						$4.11
Diluted	$3.87						$3.98
Average number of common shares outstanding
Basic	145.6						145.6
Diluted	150.5						150.5

(1)	Includes five months and 6 days of results of the spirits and wine acquired businesses and excludes discontinued operations.
(2)	Represents the accounting difference between full consolidation as if the acquired businesses were legally transferred as of the date of acquisition and accounting under FIN 46R. Also see Pro Forma Statement of Income note b.

PRO FORMA STATEMENT OF INCOME ADJUSTMENTS FOR THE YEAR ENDED DECEMBER 31, 2005

(a)	The reporting currency of acquired businesses is the pound sterling. The historical combined statements of revenues and direct expenses of the acquired businesses for the six months and 25 days ended July 25, 2005 were translated into U.S. dollars at the average exchange rate for the related period of 1.8396 U.S. dollars to one pound sterling.

(b)	Financial reporting for the period ended December 31, 2005 was in accordance with Financial Accounting Standards Board Interpretation No. 46(R), (FIN 46R), “Consolidation of Variable Interest Entities.” Many of the acquired businesses were assets commingled in entities that own other assets which were not acquired by Fortune Brands and were acquired by Pernod Ricard S.A. Determination of the fair values of the acquired assets under FIN 46R required management to make estimates and assumptions related to the commingled interests that affect the reported amounts of assets, liabilities, sales and expenses for the reporting periods. Actual results for future periods could differ from those estimates. In accordance with FIN 46R, some of these entities were consolidated and we recognized minority interest for any Pernod Ricard assets at estimated fair values, and other of these entities were not consolidated and were accounted for as an investment using the cost method. Because the pro forma information must be reported as if the acquired businesses were transferred to Fortune Brands as of January 1, 2005, the information in this column adjusts reported financial information to a basis as if all of the Fortune interests in the acquired businesses were consolidated as of January 1, 2005.

(c)	Reduction in excise taxes to exclude duties paid in countries other than the U.S. to align reported acquired businesses with the Company’s reported U.S. federal excise taxes.

(d)	Represents depreciation expense resulting from the fair value adjustment to fixed assets acquired based on the estimated useful lives, which is an average of 15 years. Depreciation of the fair value adjustment is amortized over a period of 10 to 40 years based on the estimated remaining useful life of the assets. It excludes any adjustment to the acquisition-related fair value step-up of inventory due to the non-recurring nature of this expense.

(e)	Represents the incremental pension cost to adjust pension expense from a cash contribution basis to an actuarial basis.

(f)	Represents amortization expense of finite-lived intangible assets recorded as a result of the acquisition. Pro forma amortization expense was based on straight-line amortization over the estimated weighted average useful life of 29.8 years for tradenames and 2 years for customer relationships.

(g)	Represents increased interest expense based on the following pro forma amounts of debt giving effect to the financing contemplated in connection with the acquisition as if the financing was outstanding during the entire period shown. The acquisition was initially financed with short-term borrowings under bank credit agreements and sales of commercial paper. In January 2006, the Company issued dollar- and euro-denominated long-term debt securities of $2 billion and €800 million (approximately $1 billion) with maturities ranging from 3 years to 30 years. A portion of the new long-term debt may be denominated in other currencies. As a result of the acquisition, the debt structure as of the date of this report, is:

(in millions)
Fixed rate debt	$3,000.0
Commercial paper	1,815.2

Total borrowings (excluding Larios)	$4,815.2

The weighted average interest rate on the fixed rate debt is 4.86%. The pro forma interest rate on commercial paper was determined based on the actual Fortune Brands interest rate during 2005, adjusted for the credit rating subsequent to the acquisition.

A change in the interest rate of one-fourth of one percent would affect interest expense, net of taxes, for the year ended December 31, 2005 as follows:

(in millions)
Fixed rate debt	$4.9
Commercial paper	2.9

Total	$7.8

(h)	Represents amortization of estimated deferred debt issuance costs ($16.1 million) using the effective interest method over the life of the related debt (maturities range from 3 to 30 years).

(i)	Represents the estimated tax effect on the excess of revenues over direct expenses of the acquired businesses and other pro forma adjustments at a worldwide blended statutory rate.

ANNEX A

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

FORTUNE BRANDS, INC.,

BRIGHTSTAR ACQUISITION, LLC

AND

SBR, INC.

DATED AS OF FEBRUARY 9, 2006

A-i

A-ii

A-iii

GLOSSARY OF DEFINED TERMS

Acquisition Proposal	Section 6.2(d)(i)
Action	Section 10.14
Actual Adjustment	Section 4.8
Adjusted Exchange Ratio	Section 4.1(a)(iii)
Adjustment Certificate	Section 4.8
Adjustment Holdback	Section 4.8
Affiliate Notes	Section 10.14
Affiliate	Section 10.14
Aggregate Stock Election Shares	Section 4.1(a)(iii)
Agreement	Introduction
Ancillary Lease Documents	Section 5.1(q)(iii)
Assumed Share Value	Section 10.14
Audited Balance Sheets	Section 5.1(e)
Audited Financial Statements	Section 5.1
Audited Statements	Section 5.1(e)
Authorized Representatives	Section 6.4
Beneficially Own	Section 10.14
Business Day	Section 10.14
Cash Election Exchange Ratio	Section 4.1(a)(iv)
Cash Election Share	Section 4.1(a)(i)
Cash Election	Section 4.1(a)(i)
Cash	Section 10.14
Certificates	Section 4.2(d)
Class A Common Shares	Recitals
Class B Common Shares	Section 10.14
Closing	Section 1.2
Closing Date	Section 1.2
Code	Recitals
Collective Bargaining Agreements	Section 5.1(k)
Common Shares Trust	Section 4.4(b)
Company	Introduction
Company Acquisition Transaction	Section 6.2(d)(ii)
Company Common Shares	Section 10.14
Company Intellectual Property	Section 10.14
Company IP Agreements	Section 10.14
Company Purchase Right	Section 4.1(b)
Company Purchase Plans	Section 5.1(c)
Company Software	Section 10.14
Confidentiality Agreement	Section 6.4
Consents	Section 7.2(d)
Continuing Conditions	Section 9.4 (c)
Control	Section 10.14
Controlled Group	Section 10.14
DGCL	Recitals
Disclosure Schedules	Section 5.1
Dissenting Shares	Section 4.1(c)
Effective Time	Section 1.3
Electing Stockholder	Section 4.3(a)
Election Deadline	Section 4.2(b)
Election Form	Section 4.2(a)

A-iv

Election Form Record Date	Section 4.2(a)
Employee Benefit Plan	Section 10.14
Employee Pension Benefit Plan	Section 10.14
Employee Welfare Benefit Plan	Section 10.14
Environmental Claim	Section 10.14
Environmental Law(s)	Section 10.14
Environmental Permit	Section 10.14
ERISA	Section 10.14
Escrow Agreement	Section 10.14
Escrowed Merger Consideration	Section 4.3(h)
Estimated Adjustments	Section 4.7
Excess Shares	Section 4.4(a)
Exchange Act	Section 10.14
Exchange Agent	Section 4.3(a)
Exchange Ratio	Section 10.14
Filings	Section 7.2(d)
Financial Statements	Section 5.1(e)
Form S-4	Section 6.3(a)
Fully-Diluted Company Common Shares	Section 10.14
Fully-Diluted Stockholder	Section 10.14
GAAP	Section 10.14
Governmental Authority	Section 10.14
Governmental Order	Section 10.14
Hazardous Material	Section 10.14
Hazardous Substance(s)	Section 10.14
Holders Representative	Section 11.1
HSR Act	Section 10.14
ILLCA	Recitals
Illinois Articles of Merger	Section 1.3
Improvements	Section 5.1(q)(ii)
Indebtedness	Schedule 10.14
Indemnified Party	Section 8.4
Indemnity Escrow	Section 4.9
Intellectual Property	Section 10.14
Inventories	Section 10.14
IRS	Section 10.14
Law	Section 10.14
Leased Real Property	Section 10.14
Leases	Section 5.1(q)(iii)
Letter of Intent	Section 10.14
Letter of Transmittal	Section 4.2(b)
Liability/Liabilities	Section 10.14
Licenses	Section 5.1(n)
Lien	Section 10.14
Losses	Section 10.14
Mailing Date	Section 4.2(a)
Material Adverse Effect.	Section 10.14
Merger Consideration	Section 10.14
Merger Consideration	Section 10.14
Merger Sub	Introduction
Merger	Recitals
Net Indebtedness	Section 10.14

A-v

No Election Shares	Section 4.2(b)
Non-Escrowed Merger Consideration	Section 10.14
NYSE	Section 4.4(a)
Option Agreements	Section 10.14
Ordinary Course of Business	Section 10.14
Outside Date	Section 9.2(a)
Owned Real Property	Section 10.14
Parent	Introduction
Parent Disclosure Schedules	Section 5.2
Parent Financial Statements	Section 5.2(d)
Parent Indemnified Parties	Section 8.2
Parent Material Adverse Effect	Section 10.14
Parent SEC Reports	Section 5.2(d)
Parent Shares	Section 4.1(a)
Parties	Introduction
Per Share Cash Election Consideration	Section 10.14
Per Share Stock Election Consideration	Section 4.1(a)(ii)
Permitted Liens	Section 10.14
Person	Section 10.14
Principal Stockholders	Recitals
Prohibited Transaction	Section 10.14
Proxy Statement	Section 6.3(a)
Real Estate Disposition	Section 10.14
Real Property	Section 10.14
Receivables	Section 10.14
Recent Financial Statements	Section 5.1(e)
Registered Intellectual Property	Section 10.14
Release	Section 10.14
Remedial Action	Section 10.14
Representative	Section 6.2(b)
Restraints	Section 7.1(a)
Scheduled Contract	Section 5.1(m)
SEC	Section 10.14
Securities Act	Section 10.14
Senior Subordinated Notes	Section 10.14
Software	Section 10.14
Stock Election Share	Section 4.1(a)(ii)
Stock Election	Section 4.1(a)(ii)
Stockholder Indemnified Parties	Section 8.3
Stockholders Meeting	Section 6.3(c)
Subsidiary	Section 10.14
Success Payments	Section 10.14
Surviving Entity	Section 1.1
Tax	Section 5.1(p)
Tax Return	Section 10.14
Threshold	Section 8.2
Title Reports	Section 5.1(q)(i)
Transaction Costs	Section 10.14
Unregistered Intellectual Property	Section 10.14
Voting Agreements	Recitals
West Virginia Articles of Merger	Section 1.3
Woodcraft Entities	Section 5.1
WVBCA	Recitals

A-vi

EXHIBITS

Exhibit A	—	Form of Voting Agreements
Exhibit B	—	Form of Letter of Transmittal
Exhibit C	—	Form of Escrow Agreement
Exhibit D	—	Form of Opinion of Company Counsel
Exhibit E	—	Form of Withholding Certificate

A-vii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of February 9, 2006, by and among Fortune Brands, Inc., a Delaware corporation (“Parent”), Brightstar Acquisition, LLC, an Illinois limited liability company and a direct wholly-owned subsidiary of Parent (“Merger Sub”), and SBR, Inc., a West Virginia corporation (the “Company”), and Holders Representative. Parent, Merger Sub, the Company and, solely with respect to Articles X and XI, the Holders Representative, are referred to collectively herein as the “Parties”.

RECITALS

WHEREAS, the Board of Directors of each of Parent and the Company have (i) determined that it is in the best interests of their respective corporations and their respective stockholders that the Parties consummate the business combination transaction provided for herein in which Merger Sub will merge with and into the Company with the Company continuing as the surviving corporation (the “Merger”) and (ii) approved this Agreement in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), in the case of Parent and the West Virginia Business Corporation Act, as amended (the “WVBCA”), in the case of Company;

WHEREAS, the sole member of Merger Sub has approved this Agreement, the Merger and the transactions contemplated by this Agreement pursuant to action taken in accordance with the requirements of the Illinois Limited Liability Company Act, as amended (the “ILLCA”) and the operating agreement of Merger Sub;

WHEREAS, the Parties intend the Merger and the Subsequent Merger (as defined below) to constitute a “reorganization” within the meaning of Section 368(a) of the Code; and

WHEREAS, contemporaneously with the execution and delivery of this Agreement, as a condition and an inducement to the willingness of Parent and Merger Sub to enter into this Agreement, Parent is entering into voting agreements in the form attached hereto as Exhibit A (the “Voting Agreements”) with the Persons identified on Annex I hereto who own in excess of 58% of the issued and outstanding Company Common Shares (collectively, the “Principal Stockholders”) pursuant to which the Principal Stockholders have agreed to vote all of the shares of Class A common stock of the Company, par value $0.10 per share (the “Class A Common Shares”) and Class B Common Shares, if any, owned by the Principal Stockholders of record and beneficially, in favor of the adoption of this Agreement and approval of the transactions contemplated hereby to be performed by the Company;

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements set forth herein, the Parties hereby agree as follows:

ARTICLE I

THE ACQUISITION AND THE MERGER; EFFECTIVE TIME; CLOSING

1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the ILLCA and the WVBCA, at the Effective Time, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall thereupon cease and the Company shall continue as the surviving corporation and shall succeed to and assume all the rights and obligations of Merger Sub in accordance with the ILLCA and the WVBCA. The Company, as the surviving entity after the consummation of the Merger, is sometimes hereinafter referred to as the “Surviving Entity.”

1.2 Closing. Unless this Agreement shall have been terminated and the transactions contemplated herein shall have been abandoned pursuant to Article IX, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m., local time, at the offices of counsel for Parent on the tenth Business Day following delivery by Parent of the written notice to Holders’ Representative pursuant to Section 9.4(c); provided all of the Continuing

Conditions (excluding conditions that, by their nature, cannot be satisfied until the Closing Date) set forth in Article VII have been satisfied or waived (subject to applicable law), or such other date, time or place as is agreed to in writing by the Parties (the actual time and date of the Closing being referred to herein as the “Closing Date”).

1.3 Effective Time. Subject to the provisions of this Agreement, the Parties shall cause the Merger to be consummated by filing the articles of merger of Merger Sub with the Secretary of State of the State of Illinois (the “Illinois Articles of Merger”) and articles of merger of the Company, with the Secretary of State of the State of West Virginia (the “West Virginia Articles of Merger”), in such form as reasonably agreed to by the parties and, in any event, as required by, and executed in accordance with, the relevant provisions of the ILLCA and the WVBCA, as soon as practicable on or before the Closing Date. The Merger shall become effective on the Closing Date or such later date if required by law (the date and time the Merger becomes effective being hereinafter referred to as the “Effective Time”).

1.4 Effect of the Merger. At and after the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the ILLCA and the WVBCA. Without limiting the generality of the foregoing, and subject thereto, and except as otherwise specifically provided herein, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Entity, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Entity.

ARTICLE II

ORGANIZATIONAL DOCUMENTS OF THE SURVIVING ENTITY

2.1 Articles of Incorporation. At and after the Effective Time, and without any further action on the part of the Company and Merger Sub, the articles of incorporation of the Company shall be the articles of incorporation of the Surviving Entity until thereafter changed or amended as provided therein or by applicable law.

2.2 By-laws. At the Effective Time, and without any further action on the part of the Company and Merger Sub, the by-laws of the Company shall be the by-laws of the Surviving Entity, until thereafter changed or amended as provided therein or by applicable law.

ARTICLE III

DIRECTORS AND OFFICERS OF

THE SURVIVING ENTITY

3.1 Managers of the Surviving Entity. The directors of the Surviving Entity, as of the Effective Time, will be the managers of Merger Sub as of the Effective Time.

3.2 Officers of the Surviving Entity. The officers of the Surviving Entity, as of the Effective Time, will be the officers of Merger Sub as of the Effective Time.

ARTICLE IV

MERGER CONSIDERATION; CONVERSION OR

CANCELLATION OF SHARES IN THE MERGER

4.1 Effect of the Merger on the Shares.

(a) Conversion of the Company Common Shares. Each Company Common Share issued and outstanding immediately prior to the Effective Time (excluding any Company Common Share described in Section 4.1(d)), shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted automatically into the right to receive the following consideration:

(i) Subject to clause (iv) below, each Company Common Share with respect to which an election to receive cash (a “Cash Election”) has been effectively made and not revoked or lost pursuant to

Section 4.2 (each, a “Cash Election Share”), and each No Election Share with respect to any applicable Company Common Share, shall be converted into the right to receive the Per Share Cash Election Consideration.

(ii) Subject to clause (iii) below, each Company Common Share with respect to which an election to receive stock consideration (a “Stock Election”) is properly made and not revoked or lost pursuant to Section 4.2 (each, a “Stock Election Share”) shall be converted into the right to receive a number of validly issued, fully paid and non-assessable shares of common stock of Parent, par value $3.125 per share (“Parent Shares”) equal to the Exchange Ratio (together with any cash in lieu of fractional Parent Shares to be paid pursuant to Section 4.4, the “Per Share Stock Election Consideration”).

(iii) Notwithstanding anything in this Agreement to the contrary, in the event that the sum of (A) the aggregate number of Stock Election Shares (excluding Stock Election Shares held by Tres Investment Company and S. Byrl Ross Enterprises, Inc.) plus (B) the Related Pro Forma Stock Election Shares (collectively, the “Aggregate Stock Election Shares”), exceeds 5,474,420, then, without any further action of the parties hereto, each Stock Election Share (excluding Stock Election Shares held by Tres Investment Company and S. Byrl Ross Enterprises, Inc.) shall be converted into a right to receive (A) a number of validly issued, fully paid and non-assessable Parent Shares (the “Adjusted Exchange Ratio”) equal to (1) the Exchange Ratio minus (2) (x) the difference between (i) the Aggregate Stock Election Shares minus (ii) 5,474,420 times (y) the Exchange Ratio divided by (z) the Aggregate Stock Election Shares, and (B) an amount of cash equal to (1) the Per Share Cash Election Consideration minus (2) the product of (x) the Adjusted Exchange Ratio times (y) the Assumed Share Value. Notwithstanding anything in this Agreement to the contrary, in no event shall the Stock Election Shares held by Tres Investment Company or S. Byrl Ross Enterprises, Inc. be subject to the foregoing adjustment.

(iv) Notwithstanding anything in this Agreement to the contrary, in the event that the Aggregate Stock Election Shares is less than 3,864,296, then, without any further action by the parties hereto, each Cash Election Share and each No Election Share shall be converted into a right to receive (A) a number of validly issued fully paid and non-assessable Parent Shares (the “Cash Election Exchange Ratio”) equal to (1) the difference between (x) 3,864,296 minus (y) the Aggregate Stock Election Shares times (2) the Exchange Ratio times (3) the Merger Cash Percentage divided by (3) the aggregate number of Cash Election Shares and No Election Shares, and (B) an amount of cash equal to the difference between (1) the Per Share Cash Election Consideration minus (2) the product of (x) the Cash Election Exchange Ratio times (y) the Assumed Share Value.

(b) Conversion of Company Purchase Rights. Prior to the Effective Time, the Company’s Board of Directors (or, if appropriate, any committee thereof) shall adopt appropriate resolutions and take all other actions necessary to (i) provide for the cancellation or exercise, effective at the Effective Time, of all the outstanding options, warrants, subscription rights, conversion rights, purchase rights or any other right that grants the holder thereof the right to receive or purchase Company Common Shares, whether or not exercisable and whether or not vested (each, a “Company Purchase Rights”) without any payment therefor except as otherwise provided in this Section 4.1(b), and (ii) terminate the Company Purchase Plans as of the Effective Time. Each Company Purchase Right, to the extent unexercised as of the Effective Time (excluding any Company Purchase Right described in Section 4.1(d)), shall, by virtue of the Merger and without any action on the part of the holder thereof no longer be exercisable and, upon execution of a termination and waiver letter in form reasonably satisfactory to Parent, shall be converted into the right to receive the following consideration in cancellation and settlement therefor:

(i) Each Company Purchase Right Share for which a Cash Election has been effectively made and not revoked or lost pursuant to Section 4.2, and each No Election Share with respect to any applicable Company Purchase Rights Share, shall be converted into the right to receive a payment equal to the excess, if any, of the Per Share Cash Election Consideration (subject to adjustment pursuant to Section 4.1(a)(iii) and (iv) above) over the exercise (or unpaid portion of the purchase) price per Company Common Share subject to such Company Purchase Right.

(ii) Each Company Purchase Right Share for which a Stock Election was made and not revoked or lost pursuant to Section 4.2 shall be converted into a number of Parent Shares calculated pursuant to Section 4.1(a)(ii) (subject to adjustment pursuant to Section 4.1(a)(iii) and (iv) above); provided, however, that for purposes of the calculation of the Exchange Ratio or the Adjusted Exchange Ratio, as applicable, the “Per Share Cash Election Consideration” shall be deemed to be the excess, if any, of the Per Share Cash Election Consideration over the exercise (or unpaid portion of the purchase) price per Company Common Share subject to such Company Purchase Right.

(c) Conversion of Merger Sub Common Stock. At the Effective Time, each membership interest of Merger Sub issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any further action on the part of the holder thereof be converted into and become one validly issued, fully paid and non-assessable share of common stock, no par value of the Surviving Entity.

(d) Dissenting Shares. To the extent that holders thereof are entitled to appraisal rights under Section 31D-13-1302 of the WVBCA, Company Common Shares issued and outstanding immediately prior to the Effective Time and held by a holder who has properly exercised and perfected such holder’s demand for appraisal rights under Section 31D-13-1323 of the WVBCA (the “Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration, but the holders of Dissenting Shares shall be entitled to receive from the Surviving Entity such consideration as shall be determined pursuant to Section 31D-13-1324 of the WVBCA; provided, however, that if any such holder shall have failed to perfect or shall effectively withdraw or lose such holder’s right to appraisal and payment under the WVBCA, each of such holder’s Company Common Shares shall thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration, without any interest thereon, upon surrender of the certificate formerly representing such Company Common Shares and such shares shall not be deemed to be Dissenting Shares.

4.2 Election Procedures.

(a) An election form and other appropriate and customary transmittal materials in such form as Parent shall specify and as shall be reasonably acceptable to the Company (the “Election Form”) shall be mailed together with the Proxy Statement and the Form S-4 or at such other time as the Company and Parent may agree (the “Mailing Date”) to each holder of record of Company Common Shares as of the close of business on the record date for notice of the Stockholders Meeting (the “Election Form Record Date”) and to each holder of Company Purchase Rights as of the Mailing Date.

(b) Each Election Form shall permit the holder (or the beneficial owner through appropriate and customary documentation and instructions), other than any holder of Dissenting Shares, to specify (i) the number of such holder’s Company Common Shares and Company Purchase Rights Shares with respect to which such holder elects to receive the Per Share Stock Election Consideration, (ii) the number of such holder’s Company Common Shares and Company Purchase Rights Shares with respect to which such holder elects to receive the Per Share Cash Consideration, or (iii) that such holder makes no election with respect to such holder’s Company Common Shares and Company Purchase Rights Shares (the “No Election Shares”). Any Company Common Shares and Company Purchase Rights Shares with respect to which the Exchange Agent has not received an effective, properly completed Election Form on or before 5:00 p.m., New York time, on the twentieth Business Day following the Mailing Date (or such other time and date as Parent and the Company shall agree) (the “Election Deadline”) (other than any Company Common Shares and Company Purchase Rights Shares that constitute Dissenting Shares as of such time) shall also be deemed to be No Election Shares.

(c) Parent shall make available one or more Election Forms as may reasonably be requested from time to time by all Persons who become holders (or beneficial owners) of Company Common Shares or Company Purchase Rights Shares between the Election Form Record Date and the close of business on the Business Day prior to the Election Deadline, and the Company shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein.

(d) Any such election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. Any Election Form may be revoked or changed by the Person submitting such Election Form, by written notice received by the Exchange Agent prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, the Company Common Shares and Company Purchase Rights Shares represented by such Election Form shall become No Election Shares, except to the extent (if any) a subsequent election is properly made with respect to any or all of such Company Common Shares and Company Purchase Rights Shares. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. With respect to any Election Form received by the Escrow Agent no later than three (3) Business Days prior to the Election Deadline, the Company, and the Exchange Agent shall exercise reasonable diligence to notify any Person of any defect in such Election Form, and each such Person shall be permitted to correct any such defect or defects in the Election Form prior to the Election Deadline.

4.3 Surrender and Payment; Exchange of Certificates.

(a) Prior to the Effective Time, Parent shall appoint The Bank of New York or such other exchange agent acceptable to the Company (the “Exchange Agent”) for the purpose of exchanging Certificates representing Company Common Shares (“Certificates”) for the Merger Consideration. Parent will make available to the Exchange Agent, as needed, (i) an aggregate amount of cash equal to the product of (A) the aggregate Cash Election Shares times (B) the Per Share Cash Election Consideration to be delivered in respect of the Fully-Diluted Company Common Shares (as adjusted pursuant to Section 4.1(a)(ii)) and (ii) the Escrowed Merger Consideration to be held in accordance with the terms of the Escrow Agreement. To the extent not received prior to the Effective Time, promptly thereafter, Parent will send, or will cause the Exchange Agent to send, to each Fully-Diluted Stockholder as of the Effective Time (other than any holder which has previously and properly surrendered all of its Certificates(s) to the Exchange Agent in accordance with Section 4.2 (each, an “Electing Stockholder”)), a letter of transmittal for use in such exchange (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates to the Exchange Agent) in such form as the Company and Parent may reasonably agree, for use in effecting delivery of such Fully-Diluted Company Common Shares to the Exchange Agent.

(b) Each Fully-Diluted Company Common Share that has been converted into a right to receive the Merger Consideration, upon (i) with respect to any Electing Stockholder, completion of the calculations required by Section 4.1(a) or (ii) with respect to any holder that is not an Electing Stockholder, surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal, will be entitled to receive (A) one or more Parent Shares (which shall be in non-certificated book-entry form unless a physical certificate is requested) representing, in the aggregate, the whole number of Parent Shares, if any, that such holder has the right to receive pursuant to Section 4.1(a) and (B) a check or wire transfer to an account designated by any Fully Diluted Stockholder in the amount equal to the cash portion of the Merger Consideration, if any, that such holder has the right to receive pursuant to Section 4.1(a) and this Section 4.3, including cash payable in lieu of fractional shares pursuant to Section 4.4 and dividends and other distributions pursuant to Section 4.3(f). No interest shall be paid or accrued on any Merger Consideration, cash in lieu of fractional shares or on any unpaid dividends and distributions payable to holders of Certificates. Until so surrendered, each such Certificate shall, after the Effective Time, represent for all purposes only the right to receive such Merger Consideration.

(c) If any portion of the Merger Consideration is to be registered in the name of a Person other than the Person in whose name the applicable surrendered Certificate is registered, it shall be a condition to the registration thereof that the surrendered Certificate shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such delivery of the Merger Consideration shall pay to the

Exchange Agent any transfer or other similar Taxes required as a result of such registration in the name of a Person other than the registered holder of such Certificate or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d) After the Effective Time, there shall be no further registration of transfers of Company Common Shares or Company Purchase Rights. If, after the Effective Time, Certificates are presented to the Exchange Agent, the Surviving Entity or the Parent, they shall be canceled and exchanged for the consideration provided for, and in accordance with the procedures set forth, in this Article IV.

(e) Any portion of the Merger Consideration (other than the Escrowed Merger Consideration) made available to the Exchange Agent pursuant to Section 4.1(a) that remains unclaimed by the Fully-Diluted Stockholders one year after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged his Company Common Shares for the Merger Consideration in accordance with this Section 4.3 prior to that time shall thereafter look only to Parent for delivery of the Merger Consideration in respect of such holder’s shares. Notwithstanding the foregoing, Parent shall not be liable to any holder of shares for any Merger Consideration delivered to a public official pursuant to applicable abandoned property laws. Any Merger Consideration remaining unclaimed by Fully-Diluted Stockholders five years after the Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any governmental entity) shall, to the extent permitted by applicable Law, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(f) No dividends or other distributions with respect to Parent Shares issued in the Merger shall be paid to the holder of any unsurrendered Certificates until such Certificates are surrendered as provided in this Section 4.3. Following such surrender, there shall be paid, without interest, to the record holder of the Parent Shares issued in exchange therefor (i) at the time of such surrender, all dividends and other distributions payable in respect of such Parent Shares with a record date after the Effective Time and a payment date on or prior to the date of such surrender and not previously paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such Parent Shares with a record date after the Effective Time but with a payment date subsequent to such surrender. For purposes of dividends or other distributions in respect of Parent Shares, all Parent Shares to be issued pursuant to the Merger shall be entitled to dividends pursuant to the immediately preceding sentence as if issued and outstanding as of the Effective Time.

(g) Any portion of the Merger Consideration deposited with the Exchange Agent pursuant to this Section 4.3 to pay for Company Common Shares for which appraisal rights shall have been perfected shall be returned to Parent, upon demand.

(h) Notwithstanding anything in this Agreement to the contrary, the Exchange Agent shall not pay to the Fully-Diluted Stockholders an aggregate amount of the Merger Consideration equal to (i) the Indemnity Escrow plus (ii) the Adjustment Holdback until such time as such amounts are distributable pursuant to the Escrow Agreement (the “Escrowed Merger Consideration”).

4.4 Fractional Shares.

(a) No fractional Parent Shares shall be issued in the Merger, but in lieu thereof each Fully-Diluted Stockholder otherwise entitled to a fractional Parent Share will be entitled to receive, from the Exchange Agent in accordance with the provisions of this Section 4.4, a cash payment in lieu of such fractional Parent Share representing such holder’s proportionate interest, if any, in the proceeds from the sale by the Exchange Agent in one or more transactions of Parent Shares equal to the excess of (x) the aggregate number of Parent Shares to be issued by Parent pursuant to the terms of this Agreement over (y) the aggregate number of whole Parent Shares to be distributed to the holders of Fully-Diluted Company Common Shares hereunder (such excess being herein called the “Excess Shares”). The parties acknowledge that payment of the cash consideration in lieu of issuing fractional shares was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Parent that would otherwise be caused by the issuance of fractional shares. As soon as practicable after the Effective Time, the Exchange Agent, as agent for the holders of the Certificates representing Company Common Shares, shall sell the Excess Shares at then prevailing prices on the New York Stock Exchange (“NYSE”) in the manner provided in the following paragraph.

(b) The sale of the Excess Shares by the Exchange Agent, as agent for the holders that would otherwise receive fractional shares, shall be executed on the NYSE through one or more member firms of the NYSE and shall be executed in round lots to the extent practicable. The compensation payable to the Exchange Agent and the expenses incurred by the Exchange Agent, in each case, in connection with such sale or sales of the Excess Shares, and all related commissions, transfer taxes and other out-of-pocket transaction costs, will be paid by the Surviving Entity out of its own funds and will not be paid directly or indirectly by Parent, nor charged against Fully Diluted Stockholders. Until the proceeds of such sale or sales have been distributed to the Fully-Diluted Stockholders, the Exchange Agent shall hold such proceeds in trust for the Fully-Diluted Stockholders (the “Common Shares Trust”). The Exchange Agent shall determine the portion of the Common Shares Trust to which each Fully-Diluted Stockholder shall be entitled, if any, by multiplying the amount of the aggregate proceeds comprising the Common Shares Trust by a fraction, the numerator of which is the amount of the fractional share interest to which such Fully-Diluted Stockholder would otherwise be entitled and the denominator of which is the aggregate amount of fractional share interests to which all Fully-Diluted Stockholders would otherwise be entitled.

(c) As soon as practicable after the determination of the amount of cash, if any, to be paid to Fully-Diluted Stockholders in lieu of any fractional Parent Shares, the Exchange Agent shall pay such amounts to such Fully-Diluted Stockholders without interest, subject to and in accordance with Section 4.3.

4.5 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Surviving Entity, the posting by such Person of a bond, in such reasonable amount as the Surviving Entity may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to be paid in respect of the Company Common Shares represented by such Certificate as contemplated by this Article IV.

4.6 Withholding Rights. Each of the Surviving Entity and Parent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article IV such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of any Law relating to Taxes. To the extent that amounts are so deducted or withheld by the Surviving Entity or Parent, as the case may be, and paid over to the applicable governmental entity, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Fully-Diluted Stockholders in respect of which such deduction and withholding was made by the Surviving Entity or Parent, as the case may be.

4.7 Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Entity will be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, as applicable, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Entity any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Entity as a result of, or in connection with, the Merger.

4.8 Adjustment Holdback.

(a) At least three (3) Business Days prior to the Closing Date, the Chief Financial Officer of the Company shall prepare and deliver a certificate (the “Adjustment Certificate”) to Parent setting forth the Company’s estimated calculation of Net Indebtedness and Transaction Costs as of the Effective Time. Such calculation shall be prepared in accordance with GAAP and on a basis using the same methods, principles, practices and policies used in the preparation of the Financial Statements and shall be acceptable to Parent in its sole discretion. The aggregate amounts set forth in such Adjustment Certificate are hereafter referred to as the “Estimated Adjustments.” At Closing, an aggregate amount equal to the sum of $5,000,000 in cash (the “Adjustment Holdback”), shall be deducted from the Merger Consideration otherwise to be paid by the Exchange Agent to the Fully-Diluted Stockholders pursuant to Section 4.3. For the avoidance of doubt, each Fully-Diluted Stockholder shall only be obligated to contribute such Fully-Diluted Stockholder’s pro rata portion (based on the Fully-Diluted Company Common Shares) of the Merger Consideration to the Adjustment Holdback.

(b) Within fifteen (15) days following the Closing Date, Parent shall prepare and deliver to the Holders Representative a certificate setting forth Parent’s calculation of Net Indebtedness and Transaction Costs. Such calculation shall be prepared in accordance with GAAP using the same methods, principles, practices and policies as was required to be used in the preparation of the Estimated Adjustments. The aggregate amounts set forth in such certificate are hereafter referred to as the “Actual Adjustments.” Within ten (10) days of receipt of the Parent’s calculation of the Actual Adjustments, the Holders Representative may provide notice that it disagrees with the Parent’s calculation of the Actual Adjustments. If such notice is delivered, Parent and the Holders Representative shall have ten (10) days from the delivery of the notice to agree on the Actual Adjustments. If the Parent and Holder Representative do not agree, then the matter shall be submitted to an independent nationally recognized accounting firm selected in writing by Parent and Holder Representative who shall make a final determination of the Actual Adjustments within thirty (30) days of submission of the matter to it.

(c) In the event the Actual Adjustments exceed the Estimated Adjustments, the Holders Representative and Parent shall promptly direct the Exchange Agent to disburse an aggregate amount of the Adjustment Holdback equal to such excess to Parent in accordance with the terms of the Escrow Agreement; provided, in the event such difference is in excess of the Adjustment Holdback, such excess shall first be deducted from the Indemnity Escrow. In the event the Estimated Adjustments exceed the Actual Adjustments, Parent shall promptly pay to the Exchange Agent an amount in cash equal to such excess and direct the Exchange Agent to disburse such excess amount and the Adjustment Holdback to the Fully-Diluted Stockholders in accordance with Sections 4.10(b) and pursuant to the Escrow Agreement; provided, however, Parent shall pay such excess amount (i) with respect to the initial $3,000,000 (the “Initial Excess”) of such excess amount, in cash and (ii) with respect to such excess amounts in excess of $3,000,000 (the “Extra Excess”), in the form of an aggregate amount of Parent Shares equal to (x) the Extra Excess divided by (y) the Assumed Share Value; provided, further, however, if the Merger Consideration is less than $430,000,000, the Initial Excess shall not be paid in cash, but shall be paid in the form of an aggregate amount of Parent Shares equal to (i) the amount of the Initial Excess divided by (ii) the Assumed Share Value. In no event shall any payment pursuant to the prior sentence be made in cash to the extent it would cause the ratio of (i) the value of the shares received as a result of Stock Elections (other than by S. Byrl Ross Enterprises, Inc. and Tres Investment Company) pursuant to Section 4.1(a)(ii) or Section 4.11 based on the Assumed Share Value over (ii) the sum of the Merger Consideration plus the cash to be otherwise paid pursuant to the prior sentence to be less than .42.

(d) The remaining amount of the Adjustment Holdback, if any, after payment to Parent pursuant to Section 4.8(c) shall be disbursed by the Exchange Agent in accordance with Section 4.10(b) and pursuant to the terms of the Escrow Agreement.

4.9 Indemnity Escrow. At Closing, an aggregate amount equal to the sum of $10,000,000 in cash (the “Indemnity Escrow”), shall be deducted from the Merger Consideration otherwise to be paid by the Exchange Agent to the Fully-Diluted Stockholders pursuant to Section 4.3. The Indemnity Escrow shall be disbursed by the Exchange Agent in accordance with Section 4.10(b) and pursuant to the terms of the Escrow Agreement. For the avoidance of doubt, each Fully-diluted Stockholder shall only be obligated to contribute such Fully-Diluted Stockholder’s pro rata portion (based on the Fully-Diluted Company Common Shares) of the Merger Consideration to the Indemnity Escrow.

4.10 Escrowed Merger Consideration.

(a) Notwithstanding anything in this Agreement to the contrary, the Exchange Agent shall not pay to the Fully-Diluted Stockholders that portion of the Merger Consideration to be deposited in the Indemnity Escrow or the Adjustment Holdback until such time as such amounts are distributable pursuant to the Escrow Agreement.

(b) The amount of any distributions or payments to be made to, or on behalf of, a Fully-Diluted Stockholder from the Indemnity Escrow or the Adjustment Holdback pursuant to the terms of the Escrow Agreement will be determined based on the percentage ownership (calculated on a fully-diluted basis) of Company Common Shares and Company Purchase Rights Shares owned by such Fully-Diluted Stockholder immediately prior to the Effective Time.

4.11 Stock Election. Notwithstanding anything else in this Agreement to the contrary, in the event that the aggregate number of Company Common Shares to be exchanged for Parent Shares upon receipt of the Stock Elections pursuant to Section 4.1(a)(ii) of this Agreement is less than 2,750,000 (excluding for this purpose any Company Common Shares owned by S. Byrl Ross Enterprises, Inc. and Tres Investment Company), then, upon delivery of written notice by the Parent to each Principal Stockholder (the “Notice”), each Principal Stockholder shall be deemed, without any further action by such Principal Stockholder and notwithstanding any prior election, to have made a Stock Election under this Agreement with respect to an aggregate number of Shares Beneficially Owned (the “Additional Share Amount”) by such Principal Stockholder such that the aggregate number of Company Common Shares to be exchanged for Parent Shares pursuant to an election under Section 4.11(a)(ii) (excluding Company Common Shares owned by S. Byrl Ross Enterprises, Inc. and Tres Investment Company) will equal 2,750,000 (after giving effect to each other Voting Agreement executed by a Principal Stockholder thereunder); provided, that each Principal Stockholder shall be allocated an aggregate amount of Additional Share Amounts based on the aggregate number of Shares Beneficially Owned by such Principal Stockholder immediately prior to the Effective Time as compared to the aggregate number of Shares Beneficially Owned by all Principal Stockholders (excluding for this purpose Company Common Shares owned by S. Byrl Ross Enterprises, Inc. and Tres Investment Company) subject to Voting Agreements, subject to rounding to the nearest whole number. The Notice to be delivered by Parent shall set forth the Additional Share Amount for the Stockholder and each other Principal Stockholder subject to Voting Agreements.

4.12 Continuity of Interest. This Agreement is intended to meet the requirements of Treasury Regulation section 1.368-1(e) (including Treasury Regulation section 1.368-1(e)(2)(iii)(B)) and shall be interpreted in a manner consistent therewith, such that in no event shall the number of Company Common Shares (included for purposes of “continuity of interest” within the meaning of Treasury Regulation section 1.368(a)-1(e)) exchanged for Parent Shares (based on the fair market value of Parent Shares on the day before the date hereof) constitute less than 41% of the proprietary interests in the Company.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

5.1 Representations and Warranties of the Company. The Company hereby represents and warrants to Parent and Merger Sub (except as specifically set forth in the corresponding section of the disclosure schedules attached hereto (the “Disclosure Schedules”), and except as otherwise expressly stated herein, the term “Subsidiaries” shall not include Woodcraft Supply Corp., Woodcraft Franchise Corp. or Dovetail Media, Inc. (collectively the “Woodcraft Entities”)) as of the date hereof and, except for representations and warranties that speak as of a specific date other than the Closing Date, as of the Closing Date, as follows:

(a) Incorporation; Qualification and Corporate Power. Each of the Company and its Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Schedule 5.1(a) lists each such jurisdiction in which the Company and its Subsidiaries are duly organized and validly existing and in good standing and duly qualified to transact business. Each of the Company and its Subsidiaries (i) has all requisite power and authority (corporate or otherwise) and all licenses, permits and authorizations necessary to carry on its business as it is now being conducted and as it proposes to conduct and to own its properties and assets; and (ii) is in good standing and is duly qualified to transact business in each jurisdiction in which the nature of property owned or leased by it or the conduct of its business requires it to be so qualified, except where the failure to be in good standing or to be duly qualified to transact business, would not, individually or in the aggregate, have a Material Adverse Effect. True, correct and complete copies of the charter and by-laws (or other constituent documents) of the Company and its Subsidiaries in effect on the date hereof have been delivered to the Parent. Copies of the minute books, stock certificate books and the stock ledgers (or similar records) of the Company and its Subsidiaries have been delivered to the Parent and are true, correct and complete.

(b) Authorization; No Conflicts and Enforceability. The Company has full corporate power to execute and deliver this Agreement and to perform its obligations hereunder and, subject to the approval of the Merger by the stockholders of the Company in accordance with the WVBCA, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, the performance of the Company’s obligations hereunder and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate proceedings on the part of the Company and its Board of Directors and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than the approval of the Merger by the stockholders of the Company in accordance with the WVBCA). Assuming approval of the Merger by the Company stockholders, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not (i) violate any provision of the Company’s articles of incorporation or by-laws, (ii) violate any provision of any charter or by-laws or similar organizational instrument of any Subsidiary of the Company, (iii) violate any provision of, or be an event that is (or with the passage of time will result in) a violation of, or result in the acceleration of or entitle any party to accelerate (whether after the giving of notice or lapse of time or both) any obligation under, or result in the imposition of any Lien upon any of the Company Common Shares or any of the Company’s or any of its Subsidiaries’ assets or properties pursuant to, any Lien, contract, lease, agreement, instrument, order, arbitration award, judgment or decree to which the Company or any of the Company’s Subsidiaries is a party or by which any of them is bound, (iv) except as specifically contemplated herein, require any consent, approval, authorization or permit of, or registration or filing with or notification to, any Governmental Authority, except (A) in connection with the applicable requirements of the HSR Act or (B) the filing of the applicable certificates evidencing the Merger pursuant to the WVBCA and appropriate documents with the relevant authorities of other states in which the Company or its Subsidiaries are authorized to do business, (v) cause the suspension or revocation of any authorizations, consents, approvals or licenses currently in effect; or (vi) assuming the consents, approvals, authorizations or permits and filings or notifications referred to in this Section 5.1(b) are duly and timely obtained or made and the approval of the Merger by the stockholders of the Company in accordance with the WVBCA has been obtained, violate any Governmental Order or Law applicable to the Company or its Subsidiaries or to any of their respective assets. This Agreement has been duly executed and delivered by the Company and, assuming the due execution hereof by Parent and Merger Sub, this Agreement constitutes the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to the effect of bankruptcy, insolvency, reorganization, liquidation, dissolution, moratorium or other similar laws relating to or affecting the rights of creditors generally and to the effect of the application of general principles of equity (regardless of whether considered in proceedings at law or in equity).

(c) Company Capitalization.

(i) The entire authorized capital stock of the Company consists of 10,000,000 Class A Common Shares and 1,000,000 Class B Common Shares comprising the Company Common Shares of which 5,346,453 and 849,793 are issued and outstanding as of the date hereof. The number of Company Common Shares issued and outstanding on a fully-diluted basis, assuming the exercise or conversion of all outstanding and vested and unvested options, warrants, stock appreciation and other rights to acquire securities is 6,440,493. Tres Investment Company and S. Byrl Ross Enterprises, Inc. own, respectively, 240,000 and 954,419 Company Common Shares.

(ii) There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote on any matter on which stockholders may vote are issued or outstanding.

(iii) All issued and outstanding Company Common Shares: (A) have been duly authorized and validly issued; (B) are fully paid and nonassessable; and (C) were issued in compliance with all applicable state and federal laws concerning the issuance of securities. As of the date of this Agreement, except for options to purchase 209,718 Company Common Shares issued pursuant to the Company’s Stock Option Plan and subscriptions for 34,529 Company Common Shares pursuant to the Company’s Stock Purchase Plan (the “Company Purchase Plans”), there are no options, warrants, purchase rights, subscription rights, conversion or exchange rights or other contracts or commitments that could require the Company to issue, sell or otherwise cause to become outstanding any of its capital stock. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to the Company. Except as set forth in Schedule 5.1(c)(iii), or contemplated by this Agreement, the Company is not a party to, and has no knowledge of, any voting trusts, proxies, or other agreements or understandings with respect to the voting of the capital stock of the Company.

(iv) Other than this Agreement and the Voting Agreements, there are no outstanding contractual obligations of the Company (A) restricting the transfer of, (B) affecting the voting rights of, (C) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (D) requiring the registration for sale of, or (E) granting any preemptive or antidilutive rights with respect to, any of the Company Common Shares or any capital stock of, or other equity interests in, the Company, except as set forth in Schedule 5.1(c)(iv). There are no outstanding contractual obligations of the Company to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Person, except as disclosed in Schedule 5.1(c)(iv).

(d) Compliance with Obligations and Laws. Neither the Company nor any of its Subsidiaries is: (i) in violation of its articles or bylaws or similar documents; (ii) in default in the performance of any obligation, agreement or condition of any debt instrument which (with or without the passage of time or the giving of notice, or both) affords to any Person the right to accelerate any indebtedness or terminate any right; (iii) in default under or breach of (with or without the passage of time or the giving of notice) any other contract to which it is a party or by which it or its assets are bound; or (iv) in violation of any Law applicable to it or its business or assets. All activities of the Company and each of its Subsidiaries have heretofore been conducted in compliance with all Laws then applicable to it or its business or assets, except where failure to so comply would not have a Material Adverse Effect. Winwood Insurance Company is in material compliance with all applicable laws and regulations, including applicable insurance regulations.

(e) Financial Statements.

(i) Attached hereto as Schedule 5.1(e) are (A) the audited consolidated balance sheets of the Company and its Subsidiaries as of April 30, 2005, 2004 and 2003 (the “Audited Balance Sheets”), and the related audited consolidated statements of income, statements of stockholders’ equity, and statements of cash flows for the periods then ended (the “Audited Statements”), and (B) the unaudited consolidated balance sheet and income statement of the Company and its Subsidiaries as of October 31, 2005 (the “Recent Financial Statements,” and collectively with the Audited Balance sheets and the Audited Statements, the “Financial Statements”). The Financial Statements present fairly in all material respects the financial position, results of operations and cash flows of the Company and its Subsidiaries for the periods or as of the dates set forth therein and were prepared in conformity with GAAP on a consistent basis throughout the periods involved except, with respect to the Recent Financial Statements, subject to the absence of footnotes and year-end adjustments. The books and records of the Company and its Subsidiaries upon which the Financial Statements are based and the financial books and records generated subsequent to the date of the Recent Financial Statements are properly and accurately kept, and are complete and correct in accordance with GAAP, except that (A) certain operating leases have been capitalized and (B) the cash flow statements do not comply with GAAP.

(ii) Except as set forth in the Recent Financial Statements, and except for liabilities and obligations incurred in the Ordinary Course of Business since October 31, 2005 (none of which has had or could be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect), the Company does not have any undisclosed Liabilities or obligations of any nature required by GAAP to be set forth on a consolidated balance sheet of the Company. All direct costs and expenses related to the closing and sale of the Company’s facility in Bradenton, Florida have been paid in full.

(f) Indebtedness. Except as disclosed in Schedule 5.1(f) hereto, none of the Company or any Subsidiary thereof has any Liability for Indebtedness. The aggregate amount of Net Indebtedness and Transaction Costs set forth in the Adjustment Certificate will constitute the Company’s reasonable estimate thereof as of the Effective Time.

(g) Absence of Certain Changes. Except as disclosed in the Recent Financial Statements, since October 31, 2005 (i) the Company and each of its Subsidiaries has operated in the Ordinary Course of Business and, (ii) there has been no change, effect, fact, event or circumstance which has had or could reasonably be expected to have a Material Adverse Effect. Except as disclosed in the Recent Financial Statements, since October 31, 2005 neither the Company nor any Subsidiary thereof has:

(i) permitted or allowed any of the assets or properties (whether tangible or intangible) of the Company or any Subsidiary to be subjected to any Lien, other than Permitted Liens or Liens that will be released at or prior to the Closing;

(ii) except as disclosed as Schedule 5.1(g)(ii), made any loan to, guaranteed any Indebtedness of or otherwise incurred any Indebtedness on behalf of any other Person (other than the Company or a Subsidiary), other than loans to employees (not officers or directors) made in the Ordinary Course of Business;

(iii) except in accordance with reasonable commercial practices and in the Ordinary Course of Business with respect to matters being contested in good faith, failed to pay any creditor any amount owed to such creditor when due;

(iv) made any changes outside of the Ordinary Course of Business in practices and policies relating to manufacturing, purchasing, marketing, selling or pricing;

(v) merged with, entered into a consolidation with or acquired an interest of 5% or more in any Person or acquired a substantial portion of the assets or business of any Person or any division or line of business thereof, or otherwise acquired any material assets;

(vi) made any single capital expenditure in excess of $250,000, entered into any non-cancelable commitments for any capital expenditures that will remain outstanding after the Effective Time in excess of $250,000 in the aggregate or entered into any capital lease, except as shown on the Company’s cash flow statement and projected balance sheet contained in the Recent Financial Statements;

(vii) sold, transferred, leased, subleased, licensed or otherwise disposed of any properties or assets, real, personal or mixed (including, without limitation, leasehold interests and intangible assets), other than the sale of Inventories or surplus, obsolete or worn out equipment in the Ordinary Course of Business;

(viii) entered into any agreement, arrangement or transaction with any of its shareholders, directors, officers, employees, consultants, independent contractors or leased employees, except with employees (other than officers) in the Ordinary Course of Business;

(ix) (A) granted any increase, or announced any increase or made any alteration to the wages, conditions, salaries, compensation, bonuses, incentives, pension or other benefits payable by the Company or any Subsidiary to any of its directors, officers, employees, consultants, independent contractors or leased employees other than in the Ordinary Course of Business and, in no event, in excess of 5% in the aggregate or (B) established, increased, otherwise amended or promised to increase or otherwise amend any Employee Benefit Plan or other pension, profit sharing, deferred compensation, group insurance, severance pay, retirement or other employee benefits covering any director, officer or employee, whether past or present under any employee plan, fund or otherwise;

(x) written down or written up the value of any Inventories or Receivables or revalued any assets of the Company or any Subsidiary thereof, except in the Ordinary Course of Business;

(xi) shortened or lengthened the customary payment cycles for any payables or Receivables thereof, except in the Ordinary Course of Business;

(xii) amended, terminated, canceled or compromised any material claims of the Company or any Subsidiary thereof or waived any other rights of substantial value to the Company or any Subsidiary thereof;

(xiii) made any material change in any tax or financial accounting methods, principles, practices or elections utilized by the Company or any Subsidiary in the preparation of the latest Tax returns or Financial Statements, other than such changes required by GAAP;

(xiv) amended, modified or consented to the termination of any Scheduled Contract or the Company’s or any of its Subsidiary’s rights thereunder;

(xv) amended or restated the articles of incorporation or the by-laws (or other organizational documents) of the Company or any Subsidiary thereof;

(xvi) terminated, discontinued, closed or disposed of any plant, facility or other business operation, except as specifically disclosed in this Agreement or laid off any employees (except seasonal employees in the Ordinary Course of Business). The Company has not implemented any early retirement, separation or other program providing early retirement window benefits (whether or not within the meaning of Section 1.401(a)-4 of the Treasury Regulations) or announced or planned any such action or program for the future;

(xvii) made any express or deemed election or settled or compromised any liability with respect to Taxes of the Company or any Subsidiary thereof;

(xviii) allowed any material License that was issued or relates to the Company or any Subsidiary thereof to lapse or terminate or failed to renew any such License that is scheduled to terminate or expire within 45 calendar days of the Closing Date;

(xix) declared, set aside, or paid any dividends or other distributions with respect to any shares of capital stock or other securities of the Company or any Subsidiary thereof;

(xx) suffered any material theft, damage, destruction or loss of or to any real or personal property or properties owned by it whether or not covered by insurance; or

(xxi) agreed, whether in writing or otherwise, to take any of the actions specified in this Section 5.1(g) or granted any options to purchase, rights of first refusal, rights of first offer or any other similar rights or commitments with respect to any of the actions specified in Section 5.1(g), except in each case as expressly contemplated by this Agreement.

(h) Tangible Properties and Necessary Assets. With the exception of tangible properties disposed of since April 30, 2005 as contemplated by Section 5.1(g) and except as set forth on Schedule 5.1(h) hereto, as of (i) April 30, 2005, (ii) the date of this Agreement and (iii) the Closing Date, the Company or one of its Subsidiaries had, has and shall have, directly or indirectly, good and marketable title, free and clear of any

Liens (other than Permitted Liens and Liens securing Indebtedness to be paid in full at or prior to the Effective Time), to all of their respective tangible properties or held, holds, or shall hold, such tangible properties by valid and existing lease or license. All material tangible properties of the Company and its Subsidiaries have been maintained in accordance with commercially reasonable business practice are in good operating condition and repair and are suitable for the purpose for which they are used and intended, ordinary wear and tear excepted.

(i) Litigation; Orders. Except as disclosed on Schedule 5.1(i) hereto, there are no Actions pending or, to the Company’s knowledge, threatened against or directly affecting the Company or any of its Subsidiaries. Except as disclosed on Schedule 5.1(i) hereto, there are no Governmental Orders against the Company or any of its Subsidiaries or any of their respective properties, operations or businesses. None of the matters set forth in Schedule 5.1(i) as of the Closing Date could, individually or in the aggregate, have a Material Adverse Effect.

(j) Intellectual Property.

(i) Schedule 5.1(j) hereto sets forth to the Company’s knowledge as of the date hereof a true and complete list of all (A) patents and patent applications, registered trademarks and trademark applications, registered copyrights and copyright applications and domain names included in the Company Intellectual Property, (B) Company IP Agreements and (C) material unregistered Company Intellectual Property (including without limitation new inventions, trade dress, trade secrets). The Simonton Windows brand, and to the Company’s knowledge, the other Company Intellectual Property is subsisting, valid and enforceable. To the Company’s knowledge, the Company Intellectual Property is in compliance with formal legal requirements including without limitation the payment of filing, examination and maintenance fees, obtaining any necessary governmental approvals and the filing of affidavits of use and incontestability and renewal applications and are not subject to any fees, taxes or actions becoming due within 30 days of the Closing Date.

(ii) To the Company’s knowledge, the Company and its Subsidiaries are entitled to use, disclose and register the Company Intellectual Property without limitation, subject only to the terms of the Company IP Agreements.

(iii) To the Company’s knowledge, the consummation of the transactions contemplated by this Agreement will not result in the termination or impairment of any Company Intellectual Property.

(iv) To the Company’s knowledge, neither the Company nor any of its Subsidiaries is infringing, misappropriating, diluting or otherwise violating the Intellectual Property of any third party. To the Company’s knowledge, there are no unresolved or unsettled Actions that have been asserted, are pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries (A) alleging any of the foregoing, (B) challenging or seeking to deny or restrict the use, registration or disclosure by the Company or its Subsidiaries of any of the Company Intellectual Property, or (C) alleging that the Company IP Agreements are in conflict with the terms of any license or other agreement. Except as set forth in Schedule 5.1(j), to the Company’s knowledge, no third party is engaging in any activity that infringes, misappropriates, dilutes or otherwise violates the Company Intellectual Property in a manner that materially affects the business of the Company and its Subsidiaries.

(v) To the Company’s knowledge, the Company Software is free of all viruses, worms, trojan horses and other known contaminants that could, individually or in the aggregate, have a Material Adverse Effect, and does not contain any bugs, errors, or problems of any nature that materially disrupt its operation or have a material adverse impact on the operation of other software programs or operating systems currently in use respectively by the Company and each of its Subsidiaries.

(vi) The Company and each of its Subsidiaries has taken reasonable steps to maintain the confidentiality and value of (a) its trade secrets and other confidential Company Intellectual Property and (B) any confidential Intellectual Property of third parties in the possession of the Company or its Subsidiaries. To the Company’s knowledge, no trade secret which is part of the Company Intellectual Property is subject to any adverse claim or has been challenged or threatened in any way or infringes any Intellectual Property of any third party. With respect to each material trade secret which is part of the Company Intellectual Property, documentation has been made which is current, accurate and sufficient in detail and content to identify and explain said trade secret and to allow its full and proper use without reliance on the knowledge or memory of any individual.

(vii) The Company is the owner, free and clear of any Liens, of the Internet web sites listed on Schedule 5.1(j) and all of the contents thereof. Neither the Company nor any of its Subsidiaries owns any other Internet web sites.

(viii) Except as set forth in Schedule 5.1(j), to the Company’s knowledge, the Company or one of its Subsidiaries is the exclusive owner of the entire and unencumbered right, title and interest in and to, or has a valid right to use without payment to a third party, each item of Company Intellectual Property actively used or which is planned to be used in the reasonably foreseeable future in, and all Company Intellectual Property necessary for, the operation of the business of the Company and its Subsidiaries, subject only to the terms of the Company IP Agreements.

(ix) Except as set forth in Schedule 5.1(j), the Company has rights, through ownership, license or otherwise, to use the Simonton Windows brand and, to the Company’s knowledge, all of the other Intellectual Property actively used or which is planned to be used in the reasonably foreseeable future in the operation of the business of the Company and its Subsidiaries. Except as set forth in Schedule 5.1(j), the Company Intellectual Property includes all of the Intellectual Property actively used or which is planned to be used in the reasonably foreseeable future in, and all of the Intellectual Property necessary for, the operation of the business of the Company and its Subsidiaries.

(x) Except as set forth in Schedule 5.1(j), to the Company’s knowledge, there is no potentially interfering patent or patent application or trademark or trademark application of any third party relative to any Company Intellectual Property, and all products made, used or sold under material patents of the Company Intellectual Property have been marked with the proper patent notice.

(xi) Except as set forth in Schedule 5.1(j), to the Company’s knowledge, all former and current employees of the Company and its Subsidiaries have executed written contracts with the Company or a subsidiary that assign all rights to any inventions, improvements, discoveries, designs, trademarks or copyrights constituting Company Intellectual Property to the Company or one of its Subsidiaries.

(xii) To the Company’s knowledge, all royalties and payment obligations in connection with the Company Intellectual Property have been disclosed.

(xiii) Except as set forth in Schedule 5.1(j), to the Company’s knowledge, there is no other material fact or circumstance which would be reasonably likely to impact the ownership, validity, enforceability, use, registrability or valuation of the Company Intellectual Property as a whole or in part.

(k) Labor Matters.

(i) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining or other material agreements with labor unions or associations representing employees of the Company or its Subsidiaries (collectively, the “Collective Bargaining Agreements”); it being understood that the employees located at the Yantai, China facility are subject to a government-sponsored program. No employees of the Company or any of its Subsidiaries are currently represented by any labor union or association; nor have any such employees been represented by any labor union or association within the past five (5) years. Except as disclosed in Schedule 5.1(k) hereto, to the Company’s knowledge, (A) there are no organizational campaigns, petitions or other activities seeking recognition of a collective bargaining unit which could affect the Company or its Subsidiaries, nor have there been any such activities within the past five years; (B) there are no controversies, strikes, slowdowns or work stoppages pending or, to the Company’s knowledge, threatened between the Company or its Subsidiaries and any of their respective employees, and neither the Company nor any Subsidiary has experienced any such controversy, strike, slowdown or work stoppage within the past three years; (C) there are no complaints, disputes, arbitrations, lawsuits or administrative proceedings relating to labor or employment matters, involving any current or former Employees of the Company or any of its Subsidiaries, pending or, to the Company’s knowledge, threatened, against the Company or any of its Subsidiaries before any Governmental Authority; (D) the Company and each Subsidiary is currently in compliance with all applicable laws relating to the employment of labor, including those related to wages, hours, collective bargaining and the payment and withholding of taxes and other sums as required by the appropriate Governmental Authority; and (E) neither the Company nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Authority relating to employees or employment practices.

(ii) The Company has maintained true, correct and complete information with respect to all employees, independent contractors and leased employees as of the date hereof, including a true, correct and complete listing of the current salary or wage, incentive pay and bonuses, accrued vacation and the current status (as to leave or disability pay status, leave eligibility status, full or part time, exempt or non-exempt, temporary or permanent status) of such employees and has provided all such information to Parent with respect to employees earning annual base compensation in excess of $100,000.

(iii) To the Company’s knowledge, except as set forth in Schedule 5.1(k)(iii), no officer or significant employee (whose departure could significantly disrupt the provision of services by a department or function) of the Company or its Subsidiaries and no group of the Company’s or the Subsidiaries’ employees has any plans to terminate his, her or its employment. There has been no departure of any officer or significant employee of the Company or its Subsidiaries during the past year, except as set forth in Schedule 5.1(k)(iii).

(l) Insurance. All insurance policies owned by the Company or a Subsidiary of the Company, and such policies’ deductible and coverage amounts, are listed on Schedule 5.1(l) and are in full force and effect. Correct and complete copies of such policies have been delivered to Parent. All premiums on such policies which are due and payable have been paid.

(m) Scheduled Contracts. Schedule 5.1(m) hereto lists, as of the date hereof, each of the following contracts, agreements, licenses, understandings and leases to which the Company and its Subsidiaries are parties or bound (whether written or oral) (each, a “Scheduled Contract”):

(i) each contract and agreement for the furnishing of supplies or services to the Company, any Subsidiary or otherwise related to the Business under the terms of which the Company or any Subsidiary: (A) is likely to pay or otherwise give consideration of more than $250,000 in the aggregate during the fiscal year ending April 30, 2006, or (B) is likely to pay or otherwise give consideration of more than $250,000 in the aggregate over the remaining term of such contract or (C) involving consideration in excess of $250,000 and which cannot be canceled by the Company or such Subsidiary without penalty or further payment and without more than 30 days’ notice;

(ii) each contract and agreement for the sale of finished goods Inventory or for the furnishing of services by the Company or any Subsidiary which: (A) is likely to involve consideration of more than $250,000 in the aggregate during the fiscal year ending April 30, 2006, or (B) is likely to involve consideration of more than $250,000 in the aggregate over the remaining term of the contract or agreement or (C) involving consideration in excess of $250,000 and which cannot be canceled by the Company or such Subsidiary without penalty or further payment and without more than 30 days’ notice;

(iii) all broker, distributor, dealer, manufacturer’s representatives, franchise, agency, sales promotion, market research, marketing consulting and advertising contracts and agreements to which the Company or any Subsidiary is a party and which involves payments in excess of $100,000 during the fiscal year ending April 30, 2006;

(iv) all contracts with independent contractors or consultants (or similar arrangements) to which the Company or any Subsidiary is a party and which involves payments in excess of $100,000 during the fiscal year ending April 30, 2006;

(v) all notes, mortgages, indentures, guarantees, contracts and agreements relating to Indebtedness of the Company;

(vi) all contracts and agreements that limit or purport to limit the ability of the Company or any Subsidiary to compete in any line of business or with any Person or in any geographic area or during any period of time;

(vii) all contracts and agreements between or among the Company or any Subsidiary on one hand and any Affiliate of the Company or its Subsidiaries on the other; and any employment, severance, non-solicitation, non-competition, confidentiality or commitment with any current officer, director or employee and any severance agreement that the Company or any Subsidiary has obligations remaining under; and

(viii) all contracts and agreements containing any change of control provisions;

(ix) any contract under which the Leased Real Property is being leased;

(x) any joint venture or partnership contract or agreement;

(xi) any contract or agreement relating to the control of the Company Common Shares or the election of the Company’s directors;

(xii) any contract or agreement for capital expenditures in excess of $250,000; and

(xiii) any bonus, pension, profit sharing, retirement, deferred compensation, savings, stock option, insurance, health, fringe benefit or other plan providing similar employee benefits or compensation.

Except as disclosed in Schedule 5.1(m), each Scheduled Contract: (i) is valid and binding on the respective parties thereto and is in full force and effect and (ii) upon consummation of the transactions contemplated by this Agreement, except to the extent that any consents set forth in Schedule 5.1(n) are not obtained, shall continue in full force and effect, enforceable in accordance with the terms thereof without penalty or other adverse consequence, subject in each case to the effect of bankruptcy, insolvency, reorganization, liquidation, dissolution, moratorium or other similar Laws relating to or affecting the rights of creditors generally and to the effect of the application of general principles of equity (regardless of whether considered in proceedings at law or in equity). Neither the Company nor any Subsidiary is in breach of, or default under, any Scheduled Contract. To the Company’s knowledge, no other party to any Scheduled Contract is in breach of, or default under, any Scheduled Contract. The Company has made available to Parent true and complete copies of all written Scheduled Contracts, and a written description of each oral Scheduled Contract.

(n) Licenses, Approvals, Other Authorizations, Consents, Reports, Etc.

(i) Except as set forth in Schedule 5.1(n) hereto, the Company or its Subsidiaries possess or have been granted all governmental licenses, permits, franchises and all other authorizations of any Governmental Authority necessary for the operation of its business as currently conducted, except where failure to do so would not have a Material Adverse Effect (the “Licenses”). Except as set forth on Schedule 5.1(n) hereto, all such Licenses are in full force and effect. Except as set forth on Schedule 5.1(n) hereto, no proceeding is pending or, to the Company’s knowledge, threatened seeking the revocation or limitation of any License.

(ii) To the Company’s knowledge, Schedule 5.1(n) hereto contains a list of all registrations, filings, applications, notices, consents, approvals, orders, qualifications and waivers required to be made, filed, given or obtained by the Company or any of its Subsidiaries with, to or from any Persons or Governmental Authorities in connection with the consummation of the transactions contemplated by this Agreement, except for those that become applicable solely as a result of the specific regulatory status of Parent or its Affiliates.

(o) Environmental Matters. All representations included in this Section 5.1(o) are made to the Company’s knowledge. For purposes of this Section 5.1(o), the Company and its Subsidiaries shall be deemed to include any Persons from which the Company or any of its Subsidiaries has assumed or is deemed to have assumed liabilities by operation of Law or under any Scheduled Contract or other contract.

(i) Compliance with Environmental Laws. The Company and its Subsidiaries and all uses and conditions of the Real Property have been and are in compliance with and no Liability has arisen under all applicable Environmental Laws, and neither the Company nor any of its Subsidiaries has received any notice of violation or other communication or have knowledge of any facts or circumstances concerning any alleged violation or Liability arising under any Environmental Law with respect to the Real Property or the business thereof or any use or condition thereof, except as disclosed in Schedule 5.1(o)(i). Any real property formerly owned, leased or operated by the Company or its Subsidiaries or otherwise related to the business thereof was in compliance with and no Liability has arisen under all applicable Environmental Laws during the Company’s or its Subsidiaries’ period of ownership, lease or operation and neither the Company nor any of its Subsidiaries has received any notice of violation or other communication or have knowledge of any facts or circumstances concerning any alleged violation or Liability arising under any Environmental Law with respect to such formerly owned, leased or operated real property or any use or condition thereof.

(ii) Handling of Hazardous Materials. Neither the Company nor any of its Subsidiaries nor any other present or, to the Company’s knowledge, former owner, tenant, occupant or user of the Real Property has used, handled, generated, produced, manufactured, recycled, treated, stored, transported or disposed of any Hazardous Material on, under, about, to or from the Real Property or any real property formerly owned, leased or operated by the Company or any of its Subsidiaries or to any other real property in violation of or in a manner that may form the basis of liability under any Environmental Law, except as disclosed in Schedule 5.1(o)(ii).

(iii) No Release of Hazardous Materials. There is no Release or threatened Release of any Hazardous Material existing on, beneath or from the surface, subsurface or ground water of the Real Property or any real property formerly owned, leased or operated by the Company or any of its Subsidiaries, nor, to the Company’s knowledge, is there or has there been any Release or threatened Release of Hazardous Materials directly adjacent to, from or in the vicinity of the Real Property currently occurring or occurring at any time in the past, except as disclosed in Schedule 5.1(o)(iii). There is no Remedial Action related to any Real Property, any real property formerly owned, leased or operated by the Company or any of its Subsidiaries or any other real property to which Hazardous Materials generated by or related to the Company or any of its Subsidiaries came to be located for which the Company or any of its Subsidiaries may have Liability, except as disclosed in Schedule 5.1(o)(iii).

(iv) Environmental Permits. The Real Property and the operations of the Company and its Subsidiaries have timely obtained, renewed and maintained in good standing and have been and are in material compliance with all Environmental Permits and neither the Company nor any of its Subsidiaries has received any notice or other written communication or have knowledge of any facts or circumstances concerning any alleged violation of any such Environmental Permits, except as disclosed in Schedule 5.1(o)(iv). Schedule 5.1(o)(iv) contains a list of all Environmental permits currently maintained at each Real Property.

(v) Environmental Claims. There are no Environmental Claims pending or, to the Company’s knowledge, threatened against or affecting the Real Property, the Company or any of its Subsidiaries, except as disclosed in Schedule 5.1(o)(v).

(vi) No Tanks, Asbestos or PCB’s. Except as disclosed in Schedule 5.1(o)(vi), there are no aboveground or underground storage tanks currently or, to the Company’s knowledge, formerly located on the Real Property used or formerly used for the purpose of storing any Hazardous Material. There is no PCB-containing equipment or PCB-containing material, in each case, as defined by applicable Environmental Law, or to Company’s knowledge, any asbestos containing material on the Real Property. The Company and each of its Subsidiaries has never used silica, asbestos or asbestos-containing materials in the manufacturing of any product.

(vii) Lists and Liens. The Real Property and any real property formerly owned, operated, leased, or used by the Company or its Subsidiaries is not listed on any or nominated for listing on the National Priority List promulgated by the United States Environmental Protection Agency or any analogous state list.

(viii) Documents. The Company and each of its Subsidiaries has provided Parent with copies of any and all material documents, correspondence, pleadings, reports, assessments, analytical results, Environmental Permits or other records concerning Environmental Laws, Hazardous Materials or Environmental Claims.

(p) Taxes.

(i) The term “Tax” means any net income, capital gains, gross income, gross receipts, sales, use, transfer, ad valorem, franchise, profits, license, capital, withholding, payroll, employment, excise, goods and services, severance, stamp, occupation, premium, property, social security, environmental (including Code section 59A), alternative or add-on, value added, registration, windfall profits or other tax or customs duties, or any interest, any penalties, additions to tax or additional amounts incurred or accrued under applicable tax law or properly assessed or charged by any taxing authority (domestic or foreign). For purposes of the definition of Tax, any interest, penalties, additions to tax or additional amounts that relate to taxes for any period, or a portion of any period, ended on or before the Closing Date shall include any interest, penalties, additions to tax, or additional amounts relating to taxes for such periods, regardless of whether such items are incurred, accrued, assessed or similarly charged on, before or after the Closing Date.

(ii) For purposes of this Section 5.1(p) and Section 6.9, the “Company” shall be deemed to include any Subsidiary of the Company, any predecessor of the Company or any person or entity from which the Company incurs a liability for Taxes as a result of transferee liability, joint and several liability, contractual liability or otherwise.

(iii) Except as disclosed on Schedule 5.1(p): The Company has complied with all Laws relating to Taxes and has timely filed true, correct and complete Tax Returns, all prepared in accordance with applicable Laws, for all years and periods (and portions thereof) and for all jurisdictions (whether federal, state, local or foreign) in which any such Tax Returns were due. All Taxes due and payable in respect of such Tax Returns (whether or not shown as due and payable) or otherwise due and payable by the Company have been paid, and there is no current liability for any Taxes due in connection with any such Tax Returns. All Taxes not yet due and payable have been fully accrued on the books of the Company and adequate reserves have been established therefor. There are no unpaid assessments for additional Taxes for any period and, to the Company’s knowledge, there is no basis therefor. All charges, accruals, and reserves for Taxes provided for on the Financial Statements are adequate. The Company has provided to Parent (i) true, correct and complete copies of all Tax Returns filed by the Company for the past four (4) years and (ii) true, correct, and complete copies of all notices of deficiencies, notices of proposed adjustments, notices of assessments, revenue agent reports, closing agreements, settlement agreements, information document requests, protests, and any other similar document, notice, or correspondence, in each case, that the Company (or its representative) has received from, sent to, or entered with the Internal Revenue Service or other taxing authority in the last five (5) years or that relates to any Taxes or Tax Return which is not closed by the applicable statute of limitations. No claim has been made in the last five (5) years that the Company has not properly paid Taxes in a jurisdiction in which the Company does not file a Tax Return. There are no liens for Taxes on any assets of the Company, other than liens for Taxes not yet due and payable.

(iv) Except as disclosed on Schedule 5.1(p), the Company has never been a member of any consolidated, combined or unitary group for federal, state, local or foreign Tax purposes other than the group of which the Company is currently the parent corporation. The Company is not liable for Taxes of any other Person (other than other members of any combined, consolidated, or unitary group of which the Company is the parent) as a result of transferee liability, joint and several liability, contractual liability, or otherwise.

(v) Except as disclosed on Schedule 5.1(p), the Company is not a party of any joint venture, partnership or other arrangement that could be treated as a partnership for federal income Tax purposes.

(vi) The Company has (i) withheld all required amounts from its employees, agents, contractors and nonresidents and remitted such amounts to the proper agencies; (ii) paid all employer contributions and premiums; and (iii) filed all federal, state, local and foreign returns and reports with respect to employee income Tax withholding, social security Taxes and premiums and unemployment Taxes and premiums, all in compliance with the withholding Tax provisions of the Code and other applicable federal, state, local or foreign laws as in effect for the applicable year.

(vii) The federal income tax returns of the Company have been examined by the IRS, or have been closed by the applicable statute of limitations, for all periods through April 30, 2003; the state tax returns of the Company have been examined by the relevant agencies or such returns have been closed by the applicable statute of limitations for all periods through April 30, 2002; except as disclosed in Schedule 5.1(p), no deficiencies or reassessments for any Taxes have been proposed, asserted or assessed against the Company by federal, state, local or foreign taxing authority.

(viii) The Company has not executed or filed with any taxing authority (whether federal, state, local or foreign) any agreement or other document extending or having the effect of extending the period for assessment, reassessment or collection of any Taxes, and no power of attorney granted by the Company with respect to any Taxes is currently in force.

(ix) No federal, state, local or foreign Tax audits or other administrative proceedings, discussions or court proceedings are presently pending with regard to any Taxes or tax returns of the Company and no additional issues are being asserted against the Company in connection with any existing audits of the Company, except as disclosed on Schedule 5.1(p). The Company has no private letter ruling, technical advice, application for a change of any method of accounting, or other similar requests presently pending with any taxing authority.

(x) The Company has not entered into any agreement relating to Taxes which affects any taxable year ending after the Closing Date.

(xi) The Company has not at any time during the past five years used the cash method of accounting. The Company has not agreed to and it is not required to make any adjustment by reason of a change in accounting methods that affects any taxable year ending after the Closing Date and neither the IRS nor any other agency has proposed any such adjustment or change in accounting methods that affects any taxable year ending after the Closing Date, except as disclosed on Schedule 5.1(p). The Company has no application pending with any taxing authority requesting permission for any changes in accounting methods that relate to its business or operations and that affects any taxable year ending after the Closing Date.

(xii) The Company is not and never has been a party to any tax sharing agreement or similar arrangement for the sharing of Tax liabilities or benefits.

(xiii) The Company has not participated in any reportable or listed transaction as defined in Code Section 6011.

(xiv) There is no contract, agreement, plan or arrangement covering any employee or former employee or independent contractor or former independent contractor of the Company that, individually or collectively, could give rise to the payment (whether on, before, or after the Closing Date and whether or not contemplated by this Agreement) by the Company (or the provision by the Company of any other benefit such as accelerated vesting) that would not be deductible by reason of Code section 280G or subject to an excise tax under Code section 4999. Each of the Company’s deferred compensation plans complies with Code section 409A.

(xv) No asset of the Company is tax-exempt use property under Code section 168(h).

(xvi) Except as disclosed on Schedule 5.1(p), no portion of the cost of any asset of the Company has been financed directly or indirectly from the proceeds of any tax-exempt state or local government obligation described in Code section 103(a).

(xvii) Except as disclosed on Schedule 5.1(p), none of the assets of the Company is property that the Company is required to treat as being owned by any other person pursuant to the safe harbor lease provision of former Code section 168(f)(8).

(xviii) Except as disclosed on Schedule 5.1(p), the Company does not have and has not had a permanent establishment in any foreign country and does not and has not engaged in a trade or business in any foreign country.

(xix) The Company is not currently, and never has been, a “United States real property holding corporation” within the meaning of Code section 897(c)(2). Except as disclosed on Schedule 5.1(p), none of the Fully Diluted Stockholders is a foreign person within the meaning of Code Section 1445.

(xx) Except as disclosed on Schedule 5.1(p), in the past five years, the Company has not been a party to a transaction that is reported to qualify as a reorganization within the meaning of Code section 368, distributed a corporation in a transaction that is reported to qualify under Code section 355, or been distributed in a transaction that is reported to qualify under Code section 355.

(xxi) No Claim has ever been made by a Governmental Authority in a jurisdiction where the Company does not file tax returns that the Company is or may be subject to taxation by that jurisdiction.

(xxii) The Company is not required to include an item of income, or exclude an item of deduction, for any period after the Closing Date as a result of (i) an installment sale transaction occurring on or before the Closing governed by Code section 453 (or any similar provision of foreign, state, or local law); (ii) a transaction occurring on or before the Closing reported as an open transaction for federal income tax purposes (or any similar doctrine for foreign, state or local tax purposes); (iii) prepaid amounts received on or prior to the Closing Date; (iv) a change in method of accounting requested or occurring on or prior to the Closing Date, or (v) an agreement entered into with any taxing authority on or prior to the Closing Date, except as disclosed on Schedule 5.1(p).

(xxiii) Except as disclosed on Schedule 5.1(p), the Company does not have any “excess loss accounts” with respect to any Subsidiary. The Company does not have any items of income, gain, loss, expense, or deduction deferred under the intercompany transaction rules of Treasury Regulation section 1.1502-13 (or similar provision of foreign, state, or local laws).

(q) Real Estate.

(i) Schedule 5.1(q)(i) sets forth a true and complete list of each parcel of Owned Real Property, showing the record title holder and legal address with respect to each such parcel. The Company has furnished Parent and Merger Sub with copies of the surveys and title reports listed on Schedule 5.1(q)(i) (all of the title reports referenced in Schedule 5.1(q)(i) being referred to collectively as the “Title Reports” and all of the surveys referenced in Schedule 5.1(q)(i) being referred to collectively as the “Surveys”), and all related material documents in the Company, or any Subsidiary’s possession. The Company and each of its Subsidiaries has good and marketable fee simple title to the Owned Real Property and a valid interest or estate in the Leased Real Property, subject only to Permitted Liens. The Owned Real Property and the Leased Real Property comprise all the real property (or its interests therein) used by the Company and its Subsidiaries in the operation of the business.

(ii) All of the buildings, fixtures, leasehold improvements and other improvements used by the Company or any Subsidiary thereof in the operation of the business (the “Improvements”) are fit for the purpose intended and are in good condition and repair except for ongoing maintenance, ordinary wear and tear excepted.

(iii) Except as otherwise provided herein, Schedule 5.1(q)(iii) sets forth a true and complete list of all leases, subleases, licenses, easements, permits and agreements, including all amendments, supplements and modifications thereto (collectively, the “Leases”), for the leasing, use or occupancy of, or otherwise granting a right in or relating to, the Real Property. As of the date of this Agreement, the Company has delivered to Parent and Merger Sub copies of all material documents in the Company’s or any of its Affiliates’ possession relating to the Leases and any and all ancillary documents (the “Ancillary Lease Documents”) pertaining thereto which such Person has in its possession. The Company shall deliver or cause its Affiliates to deliver to Parent and Merger at the Closing the Leases and Ancillary Lease Documents that have come into the Company’s or any of its Affiliates’ possession between the date hereof and the Closing. With respect to each of the Leases, except as otherwise set forth in Schedule 5.1(q)(iii), as of the date of this Agreement no party to any Lease has exercised or given any written notice of exercise of, any option, right of first offer or right of first refusal contained in any such Lease, including, without limitation, any such option or right pertaining to purchase, expansion, renewal, extension or relocation that has been received by the Company or any of its Subsidiaries that has not been made available to Parent and Merger Sub. Each of the Leases is valid and enforceable, is in full force and effect in accordance with its respective terms and neither the Company nor any Subsidiary thereof has sent or received any notice of default by it under the terms of any Lease, and neither the Company nor any Subsidiary thereof is in default in any material respect under the terms of any Lease, nor, to Company’s knowledge, does there exist any condition which, with notice or lapse of time or both, would constitute a default by the Company or any Subsidiary thereof under the terms of any such Lease. The Closing will neither affect the enforceability of any of the Leases against any Person nor adversely affect the rights of the Company or any of its Subsidiaries under any of the Leases.

(iv) Except as described in Schedule 5.1(q)(iv), neither the Company nor any Subsidiary thereof has received notice of a violation of any Law (including, without limitation, any building, planning or zoning law) relating to any of the Real Property. The applicable zoning, if any, of each parcel of Real Property permits the presently existing Improvements and the continuation of the business presently being conducted on such parcel. There is no pending or, to the Company’s knowledge, zoning or rezoning of any Real Property.

(v) Either the Company or a Subsidiary thereof is in peaceful and undisturbed possession of each parcel of the Real Property, and neither Company nor any Subsidiary thereof has received notice that there are any contractual or legal restrictions that preclude or restrict the ability to use the Real Property for the purposes for which it is currently being used.

(vi) Each parcel of Real Property abuts on at least one side a public street or road in a manner so as to permit reasonable and adequate vehicular and pedestrian ingress, egress and access to such parcel, or has adequate access over other parcels of Owned Real Property or adequate easements across intervening property to permit reasonable and adequate vehicular and pedestrian ingress, egress and access to such parcel from a public street or road.

(vii) Neither the Company, nor any Subsidiary thereof has received written notice of any condemnation proceedings or eminent domain proceedings of any kind pending or threatened against the Real Property.

(viii) Neither the Company nor any Subsidiary thereof is in material default under and has not breached, and the Improvements do not violate and, to Company’s knowledge, no event has occurred or is continuing which with notice or the passage of time, or both, would constitute a default by the Company or any Subsidiary thereof under, any of the covenants, restrictions, rights-of-way, licenses, agreements or easements affecting title to or relating to the use of the Real Estate, and no such covenants, restriction, right-of-way, license, agreement or easement has impaired in any material way the right of the Company or any Subsidiary thereof to conduct business at the Real Estate, nor has the Company or any Subsidiary thereof received any notice or have any knowledge of any fence dispute, boundary dispute, boundary line question, encroachment, setback line violation, water dispute, or drainage dispute concerning or affecting the Real Estate.

(ix) There have been no improvements made to or constructed on any Owned Real Property which have not been fully paid. If there are any mechanics’ liens of record as of the date of this Agreement, the Company or a Subsidiary thereof shall have such liens discharged (other than those being contested in good faith) at the Company’s or such Subsidiary’s sole cost and expense prior to the Closing Date. The Company represents that it will not undertake and no Subsidiary thereof will undertake any improvements on any of the Owned Real Property between the date of this Agreement and the Closing Date, other than for budgeted capital improvements or in the Ordinary Course of Business.

(x) There are no special or other assessments for public improvements or otherwise now affecting the Real Property, nor has the Company or any Subsidiary thereof received written notice of any pending or threatened special assessments affecting the Real Property or any contemplated improvements affecting the Real Property that may result in special assessments affecting the Real Property.

(xi) The Improvements are adequately serviced by all utilities necessary for the effective operation of the business of the Company and its Subsidiaries and have not, during the last two years, experienced any material interruption in the delivery of adequate quantities of any utilities (including, without limitation, electricity, natural gas, potable water, water for cooling or similar purposes and fuel oil, but excluding any electricity interruption due to storm damage or other calamity) or other public services, including, without limitation, sanitary and industrial sewer services, required by the Company or any Subsidiary in the operation of the business of the Company and its Subsidiaries.

(r) Brokers, Finders, Etc. Neither the Company nor any of its Subsidiaries has employed, or is subject to any valid claim of, any broker, finder, consultant or other intermediary in connection with the transactions contemplated by this Agreement who might be entitled to a fee or commission in connection with such transactions.

(s) Receivables; Inventories.

(i) The Receivables reflected on the Recent Financial Statements (and those arising in the Ordinary Course of Business after the date thereof through the Effective Time) are valid and were incurred in the Ordinary Course of the Business and are (a) not subject to claims of set-off or other defenses or counterclaims other than normal cash discounts accrued in the Ordinary Course of the Business and (b) except as and to the extent of the bad debt reserve, if any, reflected on the Recent Financial Statements, collectible in accordance with their terms.

(ii) Except as specifically reserved for in the Recent Financial Statements, the Inventories do not consist of items that are obsolete or damaged or any items held on consignment. Neither the Company nor any of its Subsidiaries is under any obligation or liability with respect to accepting returns of items of Inventory or merchandise in the possession of their customers other than in the Ordinary Course of Business. Schedule 5.1(s) contains a complete list of the addresses of all warehouses and other facilities in which the Inventories are located. Except as specifically reserved for in the Recent Financial Statements, the Inventories are suitable and usable for the purposes for which they are intended and, with respect to finished goods, are in a condition such that they can be sold in the Ordinary Course of the Business.

(t) Employee Benefits.

(i) Each Employee Benefit Plan (and each related trust, insurance contract, or other funding vehicle) is identified on Schedule 5.1(t) and complies in form and in operation with the applicable requirements of ERISA, the Code, and other applicable laws, rules and regulations, and, to Company’s knowledge, no event has occurred that will or could cause any Employee Benefit Plan to fail to comply with such requirements.

(ii) All required reports and descriptions (including but not limited to Form 5500 Annual Reports, summary annual reports, PBGC 1s, and summary plan descriptions) have been filed or distributed appropriately with respect to each Employee Benefit Plan. The requirements of Part 6 of Subtitle B of Title I of ERISA and of Code § 4980B have been met with respect to each Employee Benefit Plan that is subject to them.

(iii) All contributions (including all employer contributions, employee salary reduction contributions and other contributions) that are due prior to the Effective Time have been timely paid to each Employee Benefit Plan, and all contributions for any period ending on or before the Effective Time and are not yet due have been paid to each Employee Pension Benefit Plan or accrued in accordance with the past custom and practice of the Controlled Group. All required premiums or other payments for all periods ending on or before the Effective Time have been timely paid with respect to each Employee Benefit Plan.

(iv) Each Employee Benefit Plan that is an Employee Pension Benefit Plan and is intended to be “qualified” under Code § 401(a) has received a current favorable determination letter from the Internal Revenue Service (or has been timely submitted to the Internal Revenue Service for a current favorable determination letter), and the Company has no knowledge of any fact, situation, circumstance, condition or occurrence that would or could adversely affect the qualified status of any such Employee Benefit Plan.

(v) Each Employee Benefit Plan that is an Employee Pension Benefit Plan is a defined contribution plan. Neither the Company nor any member of the Controlled Group has ever maintained or contributed to any Employee Pension Benefit Plan that is subject to Title IV or ERISA, Section 412 of the Code or Section 302 of ERISA. No Employee Benefit Plan is a Multiemployer Plan and the Company and each member of the Controlled Group have never contributed to a Multiemployer Plan. The Company may amend or terminate (or, if applicable, terminate its participation in) all of the Employee Benefit Plans at any time.

(vi) The Company has delivered to Parent correct and complete copies of the plan documents and summary plan descriptions, summaries of material modification that have not yet been incorporated into the summary plan descriptions, award agreements, summaries of outstanding awards, the most recent determination letter received from the IRS, the three most recent Form 5500 Annual Reports and all attachments thereto, the most recent plan financial statements, a report of current premium costs, with the employer- and employee-paid portions identified, and all related trust agreements, insurance contracts, and other funding agreements which implement each such Employee Benefit Plan, together with any material correspondence from any government authority regarding the Employee Benefit Plan.

(vii) There have been no Prohibited Transactions with respect to any Employee Benefit Plan. No fiduciary has any Liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any Employee Benefit Plan. No Action with respect to the administration or the investment of the assets of any Employee Benefit Plan is pending or, to the Company’s knowledge, threatened and neither the Company nor any of its Subsidiaries has acknowledge of any basis for any such Action. There is no pending or, to the Company’s knowledge, threatened claim against or under any Employee Benefit Plan, other than claims for benefits in the Ordinary Course of Business. To the Company’s knowledge, no Employee Benefit Plan is being investigated or audited by any Governmental Authority.

(viii) Neither the Company nor any member of the Controlled Group maintains or ever has maintained or contributes, ever has contributed, or ever has been required to contribute to any Employee Welfare Benefit Plan providing medical, health, or life insurance or other welfare type benefits for current or future retired or terminated employees, their spouses, or their dependents (other than in accordance with Code § 4980B or health care continuation provisions of applicable state law).

(ix) Except as disclosed on Schedule 5.1(t), the transactions contemplated by this Agreement will not entitle any employee of the Controlled Group to any type of payment, any increase in payments or the acceleration of the time of payment or vesting of any compensation or benefits under any Employee Benefit Plan, or to any payment that would be an “excess parachute payment” under Code § 280G.

(x) Schedule 5.1(t) sets forth the amount of, and Persons entitled to receive, Success Payments, if any.

(u) Affiliate Transactions. All contracts, agreements and other transactions between the Company or any of its Subsidiaries, on the one hand, and any officer, director, stockholder or employee (or Affiliate of any such officer, director, stockholder or employee) or other Affiliate thereof (including, without limitation, the Woodcraft Entities), on the other hand, that are currently in effect are listed on Schedule 5.1(u). Except as set forth on Schedule 5.1(u), neither any officer, director, stockholder or employee of the Company or its Subsidiaries (or any Affiliate thereof), nor any spouse, child or other relative of any of such persons (or any Affiliate thereof), owns, or has any interest, directly or indirectly, in any of the Real Property or other assets owned by, leased to or otherwise used by the Company or its Subsidiaries.

(v) Subsidiaries. Schedule 5.1(v), contains a list of all Subsidiaries of the Company, and sets forth the legal form and jurisdiction of incorporation of each such Subsidiary and the amount of the equity interest owned, directly or indirectly, by the Company. All of the outstanding shares of capital stock or other equity interests of each of the Subsidiaries of the Company have been duly authorized and validly issued and are fully paid and non-assessable, are not subject to any preemptive rights and are owned by the Company, directly or indirectly, free and clear of all Liens, except those securing indebtedness to be discharged at Closing. There are no outstanding options, conversion rights, phantom stock plans, warrants or other rights in existence to acquire from any of the Subsidiaries any of such Subsidiaries capital stock or other equity interests. Any equity interest owned by Company or any Subsidiary is also shown on Schedule 5.1(v). Neither the Company nor any of its Subsidiaries owns any equity interest in any competitor, supplier or customer thereof.

(w) Disclosure. None of the representations or warranties contained in this Section 5.1 (including the Schedules referred to herein), and none of the other information or documents furnished to Parent or any of its representatives by the Company, its Subsidiaries or its representatives pursuant to the terms of this Agreement, is false or misleading in any material respect or omits to state a fact herein or therein necessary to make the statements herein or therein not misleading in any material respect. None of the information supplied or to be supplied by the Company or any of its Subsidiaries for inclusion in the Form S-4 or the Proxy Statement will (i) in the case of the Form S-4, at the time it becomes effective or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading, or (ii) in the case of the Proxy Statement, at the time of the mailing of the Proxy Statement and at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing provisions of this Section 5.1(w), no representation or warranty is made by Company or any Subsidiary with respect to statements made or incorporated by reference in the Form S-4 or the Proxy Statement based on information supplied by Parent or Merger Sub or its agents for inclusion or incorporation by reference therein.

5.2 Representations and Warranties of Parent and Merger Sub. Parent and Merger Sub hereby represent and warrant to the Company (except as specifically set forth in the corresponding Section of disclosure schedules attached hereto (the “Parent Disclosure Schedules”)), as of the date hereof and, except for representations and warranties that speak as of a specific date other than the Closing Date, as of the Closing Date, as follows:

(a) Incorporation; Authorization; Etc. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Merger Sub is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Illinois. Each of Parent and Merger Sub has full corporate power to execute and deliver this Agreement, to perform its respective obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, the performance of Parent’s and Merger Sub’s obligations hereunder and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate or other proceedings on the part of Parent and Merger Sub, their respective Board of Directors and Board of Managers, and their respective stockholders or members. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not (a) violate any provision of the charter or by-laws or similar organizational instrument of Parent, Merger Sub or any of their respective Subsidiaries, or (b) violate any provision of, or be an event that is (or with the passage of time will result in) a violation of, or result in the acceleration of or entitle any party to accelerate (whether after the giving of notice or lapse of time or both) any obligation under, or result in the imposition of any Lien upon any of Parent’s, Merger Sub’s or any of their respective Subsidiaries’ assets or properties pursuant to, any Lien, lease, agreement, instrument, order, arbitration award, judgment or decree to which Parent, Merger Sub or any of their respective Subsidiaries is a party or by which Parent, Merger Sub or any of their respective Subsidiaries is bound. This Agreement has been duly executed and delivered by Parent and Merger Sub, and, assuming the due execution hereof by the Company, this Agreement constitutes the legal, valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, liquidation, dissolution, moratorium or other similar laws relating to or affecting the rights of creditors generally and to the effect of the application of general principles of equity (regardless of whether considered in proceedings at law or in equity).

(b) Brokers, Finders, Etc. Neither Parent nor Merger Sub has employed, nor is Parent or Merger Sub subject to the valid claim of, any broker, finder, consultant or other intermediary in connection with the transactions contemplated by this Agreement who might be entitled to a fee or commission from the Company or any of its Affiliates in connection with such transactions.

(c) Capitalization.

(i) The entire authorized capital stock of Parent consists of 810,000,000 shares of capital stock of which, as of October 31, 2005, 146,112,453 shares were issued and outstanding. As of December 31, 2005, the number of Parent Shares issued and outstanding on a fully-diluted basis, assuming the exercise or conversion of all outstanding and vested and unvested options, warrants, stock appreciation and other rights to acquire securities is approximately 151,000,000.

(ii) All issued and outstanding Parent Shares: (A) have been duly authorized and validly issued; (B) are fully paid and nonassessable; and (C) were issued in compliance with all applicable state and federal laws concerning the issuance of securities. Other than as disclosed in the Parent SEC Reports or set forth on Schedule 5.2(c)(ii), there are no options, warrants, purchase rights, subscription rights, conversion or exchange rights or other contracts or commitments that could require the Parent to issue, sell or otherwise cause to become outstanding any of its capital stock. Other than as set forth on Schedule 5.2(c)(ii), there are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to Parent.

(d) SEC Reports; Financial Statements.

(i) Since December 31, 2004, Parent has filed all forms, reports and documents with the SEC required to be filed by it pursuant to the federal securities laws and the SEC rules and regulations thereunder, all of which complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder (collectively, the “Parent SEC Reports”). None of the Parent SEC Reports, including, without limitation, any financial statements or schedules included therein, at the time filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(ii) The consolidated balance sheets and the related consolidated statements of income, stockholders’ equity (deficit) and cash flows (including the related notes thereto) of Parent included in the Parent SEC Reports (collectively, “Parent Financial Statements”) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP applied on a basis consistent throughout the periods involved (except as otherwise noted therein or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act), and present fairly the consolidated financial position of Parent and its consolidated Subsidiaries as of their respective dates, and the consolidated results of their operations and their cash flows for the periods presented therein (subject, in the case of the unaudited interim financial statements, to normal and recurring year-end adjustments).

(e) Information Supplied. None of the information supplied or to be supplied by Parent or Merger Sub for inclusion in the Form S-4 or the Proxy Statement will (i) in the case of the Form S-4, at the time it becomes effective or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading, or (ii) in the case of the Proxy Statement, at the time of the mailing of the Proxy Statement and at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 will (with respect to Parent and Merger Sub) comply as to form in all material respects with the requirements of the Securities Act. Notwithstanding the foregoing provisions of this Section 5.2(e), no representation or warranty is made by Parent or Merger Sub with respect to statements made or incorporated by reference in the Form S-4 or the Proxy Statement based on information supplied by the Company or its agents for inclusion or incorporation by reference therein.

(f) SEC Correspondence. Parent has delivered or made available all SEC comment letters and any notice of violation received by Parent from the SEC during the last three (3) years.

ARTICLE VI

ADDITIONAL COVENANTS AND AGREEMENTS

6.1 Conduct of Business.

(a) The Company covenants and agrees that, during the period from the date of this Agreement to the Effective Time (unless the Parties shall otherwise agree in writing and except as otherwise contemplated by this Agreement) it will, and will cause each of its Subsidiaries to, (i) conduct its operations in the Ordinary Course of Business, with no less diligence and effort than would be applied in the absence of this Agreement, (ii) seek to preserve intact its current business organizations, (iii) use its reasonable best efforts to keep available the service of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it, and (iv) timely file all Tax returns in accordance with past practices and proceedings.

(b) Without limiting the generality of the foregoing, and except as otherwise permitted in this Agreement, prior to the Effective Time, the Company shall not, and shall cause each of its Subsidiaries not to, without the prior written consent of Parent:

(i) accelerate, amend or change the period of exercisability or vesting of any outstanding options or other rights granted under any stock option plan, reprice options granted under any stock option plan or authorize cash payments in exchange for any options or other rights granted under any of such plans, as the case may be, except to the extent required under any stock option plan or any individual agreement as in effect on the date hereof;

(ii) except for shares to be issued upon exercise of outstanding Company Purchase Rights issue, deliver, sell, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, sale, disposition or pledge or other encumbrance of (A) any additional shares of capital stock of any class, or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for any shares of capital stock, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of capital stock, or (B) any other securities in respect of, in lieu of, or in substitution for shares outstanding on the date hereof;

(iii) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any of the outstanding Fully-Diluted Company Common Shares unless contractually required to do so by previously entered into agreements;

(iv) split, combine, subdivide or reclassify any shares of its capital stock, set aside for payment or pay any dividend, or make any other actual, constructive or deemed distribution in respect of any shares of its capital stock or otherwise make any payments to stockholders in their capacity as such;

(v) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the Merger and to facilitate the Merger as provided for herein);

(vi) adopt any amendments to its articles of incorporation or by-laws or other charter documents or by-laws or alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any of its Subsidiaries;

(vii) incur any Indebtedness or guarantee any such Indebtedness or make any loans, advances or capital contributions to, or investments in, any other Person, except with respect to (i) existing credit facilities, (ii) employee loans made in the Ordinary Course of Business or (iii) and loans made to a senior officer on terms requiring payment at or prior to the Effective Time;

(viii) except as described on Schedule 6.1 with respect to the Company’s 2003 Federal income tax returns, make, change or revoke any Tax election, file any amended Tax Return, settle or compromise any federal, state, local or foreign Tax liability or change (or make a request to any taxing authority to change) its method of accounting for Tax purposes, enter into a closing agreement with any taxing authority, surrender any right to claim a refund for Taxes, consent to an extension of the statute of limitations applicable to any Tax claim or assessment, or take any other similar action (or omit to take any action), if such election, change, amendment, agreement, settlement, surrender, consent or action or omission could have the effect of increasing the Tax liability of the Company after the Closing Date;

(ix) enter into any strategic alliance or joint marketing arrangement or agreement other than routine alliances, arrangements or agreements;

(x) pay, discharge, settle or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) or litigation (whether or not commenced prior to the date of this Agreement);

(xi) except as required by applicable law or this Agreement, call or hold any meeting of stockholders of the Company;

(xii) engage in any practice, take any action, fail to take any action or enter into any transaction which could cause any representation or warranty of the Company to be untrue in any material respect;

(xiii) enter into any contract or agreement which, if entered into prior to the date of this Agreement, would constitute a Scheduled Contract;

(xiv) take any action that if taken during the period from date of the Recent Financial Statements through the date of this Agreement would have resulted in a breach of Section 5.1(g);

(xv) terminate any employee listed on Schedule 7.3(j);

(xvi) authorize, recommend, propose or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing; or

(xvii) take any action if such action could reasonably be expected to result in the Merger not qualifying as a “reorganization” within the meaning of Code section 368(a).

(c) Between the date hereof and the Effective Time, the Company shall not and shall procure that its Subsidiaries shall not (without the prior written consent of Parent) (A) except for normal increases in the Ordinary Course of Business that, in the aggregate, are not inconsistent with customary historical anniversary increases, but in no event shall be greater than 3% per individual, or as required by the terms of any contract disclosed pursuant to this Agreement, increase the compensation or remuneration, bonus or other benefits payable or provided or to become payable or to be provided to any director, officer, other employee, consultant or independent contractor; (B) except as required to comply with applicable Law, pay or agree to pay any pension, retirement allowance or other payment or employee benefit not provided for by (or in a manner or at a time not provided in) any of the existing benefit, severance (including early retirement and redundancy), pension or employment plans, agreements or arrangements as in effect on the date hereof to any such director, officer or employee, whether past or present; (C) enter into any new or amend any existing employment, consulting, non-solicitation, non-competition, confidentiality or severance (including early retirement and redundancy) agreement with or for the benefit of any such director, officer, employee or independent contractor; (D) except as may be required to comply with applicable Law, become obligated under any new pension plan, welfare plan, multi-employer plan, employee benefit plan, severance (including early retirement and redundancy) plan, benefit arrangement, or similar plan or arrangement, which was not in existence on the date hereof, or amend, terminate or change the terms of such plans or agreements or any funding policies or assumptions for any such plan or arrangement in existence on the date hereof if such amendment, termination or change would have the effect of enhancing any benefits thereunder or increasing the cost thereof to the Company or any Subsidiary thereof, as the case may be, or (E) increase the total head count of the Company and its Subsidiaries in an amount greater than an increase in the Ordinary Course of Business.

(d) Between the date hereof and the Effective Time, the Company will use commercially reasonable best efforts to maintain in full force and effect all of its and its Subsidiaries presently existing policies of insurance or insurance comparable to the coverage afforded by such policies. All intercompany payables and receivables due and owing between the Company and its Subsidiaries (other than the Woodcraft Entities), on the one hand, and the Woodcraft Entities, on the other hand, shall be paid down to zero or forgiven prior to the Effective Time in a manner that does not create a tax liability to the Company and its Subsidiaries (other than the Woodcraft Entities). Prior to the Effective Time, the Company shall (i) liquidate its investments in those entities set forth in Schedule 6.1(d) and (ii) cause to be paid in full all amounts due and owing to the Company or any Subsidiary from any Affiliate (or any family member thereof) or executive officer.

6.2 No Solicitation.

(a) The Company shall immediately cease and terminate any existing solicitation, initiation, encouragement, activity, discussion or negotiation with any Persons conducted heretofore by the Company, its Subsidiaries or any of their respective Representatives with respect to any proposed, potential or contemplated Acquisition Proposal.

(b) From and after the date hereof, without the prior written consent of Parent, the Company will not, will not authorize or permit any of its Subsidiaries to, and shall use its reasonable best efforts to cause all of its and their respective officers, directors, employees, financial advisors, agents or representatives (each a “Representative”) not to, directly or indirectly, solicit, initiate or encourage (including by way of furnishing information) or take any other action to facilitate any inquiries or the making of any proposal which constitutes or may reasonably be expected to lead to an Acquisition Proposal from any Person, or engage in any discussion or negotiations relating thereto or accept any Acquisition Proposal. The Company will as promptly as practicable communicate to Parent any inquiry received by it relating to any actual or potential Acquisition Proposal and the material terms of any such inquiry or proposal, including the identity of the Person making the same. The Company shall as promptly as practicable inform Parent of any developments with respect to the foregoing.

(c) The Company agrees not to release any Person from, or waive any provision of, any standstill agreement to which it is a party or any confidentiality agreement between it and another Person who has made, or who may reasonably be considered likely to make, an Acquisition Proposal or who the Company or any of its Representatives have had discussions with regarding a proposed, potential or contemplated Company Acquisition Transaction.

(d) For purposes of this Agreement:

(i) “Acquisition Proposal” shall mean, with respect to the Company, any inquiry, proposal or offer from any Person relating to any (A) direct or indirect acquisition or purchase of a business of the Company or any of its Subsidiaries, (B) direct or indirect acquisition or purchase of any class of equity securities of the Company or any of its Subsidiaries (other than pursuant to an exercise of Company Purchase Rights outstanding as of the date hereof), (C) tender offer or exchange offer that if consummated would result in any Person beneficially owning capital stock of the Company, or (D) merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries.

(ii) Each of the transactions referred to in clauses (A) through (D) of the definition of Acquisition Proposal, other than any such transaction to which Parent or any of its Subsidiaries is a party, is referred to herein as a “Company Acquisition Transaction.”

6.3 Preparation of Form S-4 and Proxy Statement; Stockholder Meeting.

(a) Promptly following the date of this Agreement, the Company shall prepare the proxy statement with respect to the vote by the Company’s stockholders with respect to the Merger and the other transactions contemplated by this Agreement (the “Proxy Statement”), and Parent shall prepare and file with the SEC the Form S-4 to register the Parent Shares to be issued in the Merger (the “Form S-4”). Parent and the Company shall each use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing. The Company will use its reasonable best efforts to cause the Proxy Statement to be mailed to the Company’s stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Parent shall also take any action (other than qualifying to do business in any state in which it is not now so qualified or filing a general consent to service of process) required to be taken under any applicable state securities laws in connection with the registration and qualification of the Parent Common Stock to be issued in the Merger, and the Company shall furnish all information relating to the Company and its stockholders as may be reasonably requested in connection with any such action. The information provided and to be provided by Parent, Merger Sub and the Company, respectively, (i) for use in the Form S-4, at the time the Form S-4 becomes effective, shall be true and correct in all material respects and shall not omit to state a material fact required to be stated therein or necessary to make such information not misleading and (ii) for use in the Proxy Statement, on the date the Proxy Statement is mailed to the Company’s stockholders and on the date of the Stockholders Meeting referred to below, shall be true and correct in all material respects and shall not omit to state any material fact required to be stated therein or necessary in order to make such information, in the light of the circumstances under which the statements therein were made, not misleading, and the Company and Parent each agree to correct any information provided by it for use in the Form S-4 and the Proxy Statement which shall have become false or misleading.

(b) All mailings to the Company’s stockholders in connection with the Merger, including the Proxy Statement, shall be subject to the prior review, comment and approval of Parent (such approval not to be unreasonably withheld or delayed).

(c) The Company will, as promptly as practicable following the date of this Agreement and in consultation with Parent, duly call, give notice of, convene and hold a meeting of its stockholders (the “Stockholders Meeting”) for the purpose of acting upon this Agreement and the Transactions to the extent required by the WVBCA. The Company will, through its board of directors, recommend to its stockholders approval of the foregoing matters. Any such recommendation shall be included in the Proxy Statement. The Company will use its best efforts to hold such meeting as soon as practicable after the Form S-4 shall have been declared effective.

6.4 Access to Information. Upon reasonable notice, the Company shall (and shall cause each of its Subsidiaries to) afford to officers, employees, counsel, accountants and other authorized representatives of Parent (the “Authorized Representatives”) reasonable access, during normal business hours throughout the period prior to the Effective Time, to its Real Property, assets, books and records and, during such period, shall and shall cause each of its Subsidiaries to furnish promptly to such Authorized Representatives all information concerning their business, Real Property, assets and personnel; provided, that no investigation pursuant to this Section 6.4 shall affect or be deemed to modify any of the representations or warranties made by the Company. The Company acknowledges that Parent may request full and complete access and cooperation of the Company and its personnel for additional due diligence, including Phase II investigation of the Real Property, and agrees to provide any support and to take any actions reasonably requested by Parent in this regard. Parent agrees to treat any and all information provided pursuant to this Section 6.4 in compliance with the terms of that certain Confidentiality Agreement, entered by and between the Company and Parent, dated October 31, 2005 (as amended, the “Confidentiality Agreement”). Parent shall promptly deliver to Company true and complete copies of all reports, including exhibits, attachments and schedules thereto which relate to the ownership of any Company Owned Real Property (including title reports and surveys) or the condition thereof with respect to any environmental laws received by or on behalf of Parent or by or on behalf of any Person, attorney, accountant, agent or independent contractor acting for or on behalf of Parent. Any entry by Parent, its Authorized Representatives, onto any of the Real Property, whether prior to or after the date of this Agreement, shall be subject to the conditions that:

(a) Such entry shall be without cost or expense to the Company;

(b) Parent shall, or shall cause its Authorized Representatives to return each test location to substantially its original condition; and

(c) Parent shall indemnify and hold the Company harmless from and against any and all claims for injuries to persons or property or other liability arising out of or related to the activities of Parent or its Authorized Representatives on any of the Real Property including any claims relating to physical damage to the Real Property, in either case caused by the acts or omissions of Parent or any of its Authorized Representatives while on the Real Property prior to Closing, unless such claims or damage results from the gross neglect or willful misconduct of the Company; provided, nothing herein shall be deemed to mitigate the indemnity obligations of the Fully-Diluted Stockholders herein. Parent’s obligation to so indemnify the Company pursuant to the foregoing provisions shall survive the termination of this Agreement.

6.5 Publicity. The Parties agree that they will consult with each other concerning any proposed press release or public announcement pertaining to this Agreement or the Merger in order to agree upon the text of any such press release or the making of such public announcement, which agreement shall not be unreasonably withheld, except as may be required by applicable Law or by obligations pursuant to any listing agreement with a national securities exchange or national automated quotation system, in which case the Party proposing to issue such press release or make such public announcement shall use its reasonable best efforts to consult in good faith with Parent or the Company, as applicable, before issuing any such press release or making any such public announcement.

6.6 Representations and Warranties. Each of the Company and Parent shall give prompt notice to the other of any circumstances that would cause any of their respective representations and warranties set forth in Section 5.1 or 5.2, as the case may be, not to be true and correct in all material respects at and as of the Effective Time; provided, that delivery of such notice shall not cure or be deemed to cure any breach of a representation or warranty.

6.7 Filings; Reasonable Best Efforts to Consummate Transactions. Subject to the terms and conditions herein provided, the Parties shall: (a) promptly make their respective filings and thereafter make any other required submissions under the HSR Act or any other antitrust or competition laws of any applicable jurisdiction, and any other applicable law with respect to this Agreement and the transactions contemplated hereby; (b) cooperate in the preparation of such filings or submissions; and (c) use their reasonable best efforts promptly to take, or cause to be taken, all actions and do, or cause to be done, all other things necessary, proper or appropriate to consummate and make effective the transactions contemplated by this Agreement as soon as practicable. The Company shall use its reasonable best efforts to transfer any Environmental Permit prior to the Effective Time as required by Environmental Laws.

6.8 Documents to be Delivered Upon Signing. On the date hereof, the applicable Party shall cause the following to be delivered:

(a) The Company shall cause the Principal Stockholders to deliver an executed copy of the Voting Agreements and each Option Agreement;

(b) The Company shall deliver an executed copy of each Voting Agreement and each Option Agreement; and

(c) Copies of the resolutions of the respective Board of Directors of Parent and the Company authorizing this Agreement, the Merger and the transactions contemplated hereunder.

6.9 Tax Matters.

(a) Subject to Section 8.1, the Fully-Diluted Stockholders shall, jointly and severally, indemnify Parent, the Company and the Surviving Entity for all Taxes of the Company (including Taxes of any other person for which the Company is liable as a result of transferee liability, joint and several liability, under a contract, or otherwise) other than Company Taxes, if any, that arise as a result of the Merger or the Subsequent Merger (which shall not be the responsibility of the Fully-Diluted Stockholders) to the extent such Taxes are not adequately provided for as current taxes on the Company’s Recent Financial Statements (i) for taxable periods ending on or before the Closing Date and (ii) for any period not ending on or before the Closing Date, for the portion of any Taxes attributable to the period ending on the Closing Date.

(b) For any period that includes but does not end on the Closing Date, (i) liability for any Taxes determined by reference to income, capital gains, gross income, gross receipts, sales, net profits, windfall profits or similar items or resulting from a transfer of assets shall be allocated between the Fully-Diluted Stockholders and the Company based on the date on which such items accrued; and (ii) liability for all other Taxes shall be allocated between the Fully-Diluted Stockholders and the Company, pro rata based on the number of days in the taxable period for which each party is liable for Taxes hereunder.

(c) The Holders Representative shall cause the Company to prepare and file all Tax Returns of the Company due on or prior to the Closing Date, which returns and reports shall be prepared and filed timely and on a basis consistent with existing procedures for preparing such returns and reports and in a manner consistent with prior practice with respect to the treatment of specific items on the returns or reports; provided, however, that if the treatment of an item on any such return or report has not been provided by prior practice, the Holders Representative shall cause the Company to report such items in a manner that would result in the least amount of Tax liability to the Company and Parent for periods ending after the Closing Date. Parent shall cause the Company to prepare and file all Tax Returns of the Company due after the Closing Date, which returns and reports, to the extent they relate to taxable periods beginning prior to, but including the Closing Date, and for the purpose of determining the liability for Taxes of the Fully-Diluted Stockholders, shall be prepared and filed timely and on a basis consistent with existing procedures for preparing such returns and in a manner consistent with prior practice with respect to the treatment of specific items on the returns and reports, unless such treatment does not have sufficient legal support to avoid the imposition of penalties. In the event the Fully-Diluted Stockholders are liable under Section 6.9(a) hereof for Taxes due in connection with the returns described in the preceding sentence, the Fully-Diluted Stockholders shall pay the amount of such liability to the Company immediately upon request or at least three (3) business days prior to the filing of such returns, whichever is later.

(d) Parent, the Company and the Holders Representative shall provide each other with such assistance as may reasonably be requested by the others in connection with the preparation of any Tax Return, any audit or other examination by any taxing authority, or any judicial or administrative proceedings relating to liabilities for Taxes. Such assistance shall include making employees available on a mutually convenient basis to provide additional information or explanation of material provided hereunder and shall include providing copies of relevant tax returns and supporting material. The party requesting assistance hereunder shall reimburse the assisting party for reasonable out-of-pocket expenses incurred in providing assistance. Parent, the Company and the Holders Representative will retain for the full period of any statute of limitations and provide the others with any records or information which may be relevant to such preparation, audit, examination, proceeding or determination.

(e) If in connection with any examination, investigation, audit or other proceeding in respect of any Tax Return covering the operations of the Company on or before the Closing Date, any Governmental Authority issues to the Company a written notice of deficiency, a notice of reassessment, a proposed adjustment, an assertion of claim or demand concerning the taxable period covered by such return, Parent or the Company shall notify the Holders Representative of its receipt of such communication from the Governmental Authority within thirty (30) business days after receiving such notice of deficiency, reassessment, adjustment or assertion of claim or demand. No failure or delay of Parent or the Company in the performance of the foregoing shall reduce or otherwise affect the obligations or liabilities of the Fully-Diluted Stockholders pursuant to this Agreement, except to the extent that such failure or delay shall preclude the Holders Representative from defending against any liability or claim for Taxes that the Fully-Diluted Stockholders are obligated to pay hereunder. Except as provided below, the Holders Representative shall, at its expense, have the nonexclusive right to participate in the contest of any such assessment, proposal, claim, reassessment, demand or other proceedings in connection with any Tax Return covering taxable periods of the Company ending on or before the Closing Date. Parent and the Company will not be obligated to settle or resolve any issue related to Taxes for such a period, which, if so settled or resolved, could have an effect on the Company or Parent for periods after the Closing Date, unless the Holders Representative agrees in writing with Parent and the Company, in terms reasonably satisfactory to Parent and the Company, that the Fully-Diluted Stockholders shall indemnify Parent, any affiliate of Parent, and the Company from any cost, damage, loss or expense relating to such settlement or resolution. Notwithstanding anything in this Agreement to the contrary, if any examination, investigation, audit or other proceeding relates to a Tax Return for a period that begins before and ends after the Closing Date, Parent and the Company shall solely participate in, control and resolve such examination, investigation, audit or other proceeding, provided that Parent shall communicate with the Holders Representative regarding the status of such examination, investigation, audit or proceeding.

(f) If there is an adjustment to any Tax Return for the Company which creates a deficiency in any Taxes for which the Fully-Diluted Stockholders are liable under the provisions of Section 6.9(a) hereof, the Fully-Diluted Stockholders shall pay to Parent the amount of such deficiency in Taxes. No liability of the Fully-Diluted Stockholders under this Section 6.9(f) shall be payable until the occurrence of any action by any Tax authority that is final or, if not final, is acquiesced in by the Holders Representative during the course of any audit or any proceeding relating to Taxes.

(g) All federal, state, local, foreign and other transfer, sales, use or similar Taxes applicable to, imposed upon or arising out of the transfer of the Company Common Shares or any other transaction contemplated by this Agreement shall be paid by the Parent.

(h) The Fully-Diluted Stockholders shall provide the Parent with any information that Parent requests to allow Parent to comply with Code Section 6043A or any other information reporting requirements under the Code or other applicable law.

(i) At or prior to the Effective Time, the Parent shall have received a certificate duly completed and executed pursuant to Sections 1.897-2(h) and 1.1445-2(c) of the Treasury Regulation, certifying that the shares of the Company are not United States real property interests within the meaning of Section 897(c) of the Code.

6.10 Plan of Reorganization. This Agreement is intended to constitute a “plan of reorganization” within the meaning of section 1.368-2(g) of the income tax regulations promulgated under the Code. From and after the date of this Agreement and until the Effective Time, each party hereto shall use its reasonable best efforts to cause the Merger to qualify, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act could prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

6.11 Directors’ and Officers’ Indemnification.

(a) From and after the Effective Time, Parent, the Surviving Entity and the Company shall, to the fullest extent permitted under applicable Law, indemnify and hold harmless each present and former director or officer of the Company and of each Subsidiary of the Company and each such person who served at the request of the Company or any Subsidiary of the Company as a director, officer, trustee, partner, fiduciary, employee or agent of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (collectively, the “Company Indemnified Parties”) against all costs and expenses (including without limitation reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), whether civil, administrative, criminal or investigative, arising out of or pertaining to any action or omission in their capacities as officers or directors, in each case occurring at or before the Effective Time (including without limitation the transactions contemplated by this Agreement), in each case, to the fullest extent permitted by the WVBCA or any other applicable laws or to the fullest extent permitted under the Company’s articles of incorporation and bylaws). Without limiting the foregoing, in the event of any such claim, action, suit, proceeding or investigation, (i) the Company, Parent or the Surviving Entity, as the case may be, shall pay the reasonable fees and expenses of counsel selected by any Company Indemnified Party promptly after statements therefor are received and (ii) the Company, Parent and Surviving Entity shall cooperate in the defense of any such matter; provided, however, that neither the Company, Parent nor the Surviving Entity shall be liable for any settlement effected without its written consent, which consent shall not be unreasonably withheld. Notwithstanding anything else in this Section 6.11 to the contrary, in no event shall Parent, the Surviving Entity or the Company be obligated to indemnify any Company Indemnified Party for any loss incurred by a Company Indemnified Party arising from any claim by a Principal Stockholder or any partner, fiduciary, employee, officer or agent thereof in its capacity as a stockholder of the Company. Notwithstanding the foregoing, in no event shall Parent, the Surviving Entity or the Company have any indemnity obligations under this Section 6.11 with respect to any claims arising from, or in connection with, the consummation of (i) the Woodcraft Transaction (as hereafter defined) or (ii) the Real Estate Disposition (as hereafter defined).

(b) For a period of three (3) years after the Effective Time, Parent shall cause to be maintained in effect the current directors’ and officers’ liability insurance policies maintained by the Company (or policies that are materially similar thereto) with respect to claims arising from facts or events that occurred at or prior to the Effective Time; provided, however, that in no event shall Parent be required to expend pursuant to this Section 6.11 more than an amount per year equal to 200% of current annual premiums paid by the Company and its Subsidiaries for such insurance.

6.12 Post-Closing Obligation. As soon as reasonably practicable after the Merger, Parent shall cause the Surviving Entity to merge into a direct, wholly-owned limited liability company with such limited liability company as the surviving entity (the “Subsequent Merger”).

ARTICLE VII

CONDITIONS

7.1 Conditions to Each Party’s Obligations. The respective obligations of each Party to consummate the Merger are subject to the satisfaction or waiver by each of the Parties of the following conditions:

(a) no judgment, order, decree, statute, law, ordinance, rule or regulation, entered, enacted, promulgated, enforced or issued by any court or other Governmental Authority of competent jurisdiction or other legal restraint or prohibition shall be in effect which (i) has the effect of making the consummation of the Merger or the other transaction contemplated hereby illegal, (ii) materially restricts, prevents or prohibits consummation of the Merger or any of the transactions contemplated hereby or (iii) would impair the ability of Parent to own the outstanding shares of the Surviving Entity, or operate its or any of its Subsidiaries’ businesses (including the businesses of the Surviving Entity or any of its Subsidiaries), following the Effective Time (collectively, “Restraints”); and there shall not be pending any suit, action or proceeding by any Governmental Authority or third party which would have any of the foregoing effects; provided, however, that each of the Parties shall have used their reasonable best efforts to prevent the entry of such Restraints and to appeal as promptly as possible any such Restraints that may be entered;

(b) the waiting period(s) under the HSR Act or antitrust or competition laws of any applicable jurisdiction, if applicable, shall have expired; and

(c) the Related Mergers shall have been consummated pursuant to terms and conditions reasonably satisfactory to Parent and the Company.

7.2 Additional Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the fulfillment at or prior to the Effective Time of the following additional conditions, any or all of which may be waived in whole or in part by the Company to the extent permitted by applicable Law:

(a) (i) the representations and warranties of Parent set forth in Section 5.2 that are qualified as to materiality or Parent Material Adverse Effect shall be true and correct, and (ii) the representations and warranties that are not so qualified shall be true and correct in all material respects, except where any such failure to be true and correct would not individually or in the aggregate result in a Parent Material Adverse Effect, in each case as of the date of this Agreement, and as of the Effective Time with the same force and effect as if made on and as of the Effective Time (except to the extent expressly made as of an earlier date, in which case as of such date);

(b) Parent and its Subsidiaries shall have performed or complied in all material respects with its agreements and covenants required to be performed or complied with under this Agreement as of or prior to the Effective Time;

(c) Parent shall have delivered to the Company a certificate of any senior executive officer of Parent to the effect that each of the conditions specified in clauses (a) and (b) of this Section 7.2 is satisfied;

(d) Parent shall have obtained all consents, approvals, orders, releases or authorizations (“Consents”) from, and Parent shall have made all filings and registrations (“Filings”) to or with, any Person, including without limitation any Governmental Authority, necessary to be obtained or made in order for the Company to consummate the Merger, unless the failure to obtain such Consents or make such Filings would not, individually or in the aggregate, have a Material Adverse Effect;

(e) each of Parent, Merger Sub and the Exchange Agent shall have executed and delivered the Escrow Agreement;

(f) Parent shall have delivered or have caused Merger Sub to deliver the Merger Consideration to the Exchange Agent as provided for in Section 4.3;

(g) the requisite stockholder approval of this Agreement and the Merger shall have been obtained and remain in full force and effect;

(h) the Company shall have received the opinion of Mayer, Brown, Rowe & Maw LLP (or such other counsel engaged by the Company willing to provide such opinion), based upon representations by Parent, Merger Sub and the Company, and subject to reasonable limitations and assumptions, to the effect that, for Federal income tax purposes, the Merger will qualify as a “reorganization” within the meaning of Section 368 of the Code and that each of Parent, Merger Sub and the Company will be a party to the reorganization within the meaning of Section 368(b) of the Code, which opinion shall not have been withdrawn or modified in any material respect. The issuance of such opinion shall be conditioned on receipt by Mayer, Brown, Rowe & Maw LLP (or such other counsel engaged by the Company willing to provide such opinion), of representations letters from each of Parent and the Company substantially in compliance with IRS advance ruling guidelines, with reasonable and customary modifications thereto and having such other terms as reasonably requested thereby. Each such representation letter shall be signed and dated on or before the date of such opinion by an authorized officer of Parent or the Company, as the case may be, and shall not have been withdrawn or modified in any material respect as of the Effective Time; and

(i) from the date of this Agreement to the Effective Time, there shall not have been any event or development which has had, or could reasonably be expected to have, a Parent Material Adverse Effect.

7.3 Additional Conditions to the Obligations of Parent. The obligations of Parent to consummate the Merger are subject to the fulfillment at or prior to the Effective Time of the following additional conditions, any or all of which may be waived in whole or in part by Parent to the extent permitted by applicable Law:

(a) (i) the representations and warranties of the Company set forth in Section 5.1 that are qualified as to materiality or Material Adverse Effect shall be true and correct, and (ii) such representations and warranties that are not so qualified shall be true and correct in all material respects, except where any such failure to be true and correct would not individually or in the aggregate result in a Material Adverse Effect, in each case as of the date of this Agreement, and as of the Effective Time with the same force and effect as if made on and as of the Effective Time (except to the extent expressly made as of an earlier date, in which case as of such date);

(b) the Company and its Subsidiaries shall have performed or complied in all material respects with its agreements and covenants required to be performed or complied with under this Agreement as of or prior to the Effective Time;

(c) from the date of this Agreement to the Effective Time, there shall not have been any event or development which has had, or could reasonably be expected to have, a Material Adverse Effect;

(d) the Company shall have delivered to Parent a certificate of its Chief Executive Officer and Chief Financial Officer to the effect that each of the conditions specified in clauses (a) and (b) of this Section 7.3 is satisfied;

(e) the Company shall have obtained all Consents from, and the Company shall have made all Filings to or with, any Person, including without limitation any Governmental Authority, necessary to be obtained or made in order for Parent to consummate the Merger, unless the failure to obtain such Consents or make such Filings would not, individually or in the aggregate, have a Material Adverse Effect;

(f) the requisite stockholder approval of the Company’s stockholders of this Agreement and the Merger shall have been obtained and remain in full force and effect;

(g) each of the Company and the Holder’s Representative shall have executed and delivered the Escrow Agreement;

(h) not more than 5% of the Company Common Shares outstanding as of the Effective Time shall constitute Dissenting Shares;

(i) prior to the Effective Time, the Company shall have effectuated (i) the disposition of the Woodcraft Entities through either (A) a distribution of the entities or (B) one or more forward cash mergers or other transactions treated as a sale of the assets of the Woodcraft Entities for federal income tax purposes or (C) a sale of the Woodcraft Entities or a cash reverse subsidiary merger, in each case, on terms and conditions mutually satisfactory to Parent and the Company (the “Woodcraft Transaction”), (ii) the Real Estate Disposition on terms and conditions mutually satisfactory to Parent and the Company and (iii) the sale of the securities set forth on Schedule 6.1(d);

(j) the Company shall have entered into employment agreements with each of the individuals listed on Schedule 7.3(j) in form and substance reasonably acceptable to Parent;

(k) each of Tres Investments Company and S. Byrl Ross Enterprises, Inc. shall have made Stock Elections with respect to all of the Company Common Shares owned thereby;

(l) Parent and Merger Sub shall have received the opinion of Winston & Strawn LLP, counsel to Parent, based upon representations by Parent, Merger Sub and the Company, and subject to reasonable limitations and assumptions, to the effect that, for federal income tax purposes, the Merger will qualify as a “reorganization” within the meaning of Section 368 of the Code and that each of Parent, Merger Sub and the Company will be a party to the reorganization within the meaning of Section 368(b) of the Code, which opinion shall not have been withdrawn or modified in any material respect. The issuance of such opinion shall be conditioned on receipt by Winston & Strawn LLP of representations letters from each of Parent and the Company substantially in compliance with IRS advance ruling guidelines, with reasonable and customary modifications thereto and having such other terms as reasonably requested thereby. Each such representation letter shall be signed and dated on or before the date of such opinion by an authorized officer of Parent or the Company, as the case may be, and shall not have been withdrawn or modified in any material respect as of the Effective Time; and

(m) the Holder’s Representative shall have delivered to Parent a certificate certifying as to the aggregate amount of tax liabilities incurred or to be incurred by the Company or its Subsidiaries arising in connection with, or related to, the consummation of the Woodcraft Transaction and the Real Estate Disposition which aggregate amount shall be satisfactory to Parent.

ARTICLE VIII

SURVIVAL; INDEMNIFICATION

8.1 Survival Periods. The respective representations and warranties of the Parties set forth in this Agreement shall survive the Effective Time and will remain in full force and effect for the 18 month period following the Effective Time. The covenants set forth herein shall survive in accordance with their terms. Neither the period of survival nor any liability of the Fully-Diluted Stockholders pursuant to the Escrow Agreement with respect to the Company’s covenants, representations and warranties shall be reduced by any due diligence or other investigation made by Parent or Merger Sub at any time or by the disclosure of any facts or circumstances to Parent or Merger Sub (whether prior to or after the date of this Agreement). Parent’s rights under this Article VIII and Section 6.9 shall be limited to any amounts held pursuant to the Indemnity Escrow; provided, however, notwithstanding anything else in this Agreement or any disclosure in the Disclosure Schedule to the contrary, none of the limitations set forth in Sections 8.1 and 8.2 shall be applicable, and the Fully-Diluted Stockholders shall indemnify and hold harmless the Parent Indemnified Parties, with respect to any Loss arising in connection with any liability or other fact disclosed in any title report on or survey of the Owned Real Property obtained by Parent prior to the Effective Time.

8.2 Indemnification by the Fully-Diluted Stockholders. From and after the Closing Date, the Fully-Diluted Stockholders shall, jointly and severally, indemnify and hold harmless Parent, the Surviving Entity and its Subsidiaries, each of their respective directors, officers, employees and agents (other than the Fully-Diluted Stockholders), and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “Parent Indemnified Parties”) from and against any and all Losses (after giving effect to any after tax effect actually realized by such Parent Indemnified Party) actually paid, incurred or suffered by any of the Parent Indemnified Parties in connection with or arising from (i) any breach by the Company of its covenants and agreements contained herein, (ii) any breach (after giving effect to the disclosures set forth in the Disclosure Schedules) by the Company of its representations and warranties contained herein; (provided, that for purposes of this clause (ii), if any such representation or warranty is qualified by knowledge, materiality, Material Adverse Effect, the word “knowledge”, “material” or by words of similar impact, such qualification or exception will in all respects be ignored and deemed not included in such representation or warranty) and (iii) notwithstanding, and without giving any effect to, the disclosure of any matter set forth in the Disclosure Schedules hereto, any breach of Section 5.1(o) arising from or related to the Company and its Subsidiaries or the Real Property prior to the Effective Time to the extent such Loss is not covered by valid claims previously made under, and prior to the expiration of, that certain insurance policy (#UST92000209) with Lloyds of London (including any condition, violation or alleged violation of Environmental Laws or Environmental Permits or any Release or threatened Release of Hazardous Materials continuing as of the Effective Time); provided, that (A) the Fully-Diluted Stockholders shall be required to indemnify the Parent Indemnified Parties pursuant to Section 8.2(ii) only to the extent that the aggregate Losses indemnifiable pursuant to Section 8.2(ii) exceed $500,000 in the aggregate (the “Threshold”); provided, that once the aggregate Losses exceed the Threshold, the Fully Diluted Stockholders shall be liable for the payment of all Losses pursuant to Section 8.2(ii) from the first dollar thereof and not merely the amounts in excess of the Threshold); and (B) any claim for indemnification under this Section 8.2 must be made during the survival period set forth in Section 8.1; provided, further, that the limitations described above in Section 8.2(A) and (B) shall not apply to any Losses resulting from the fraud or intentional misrepresentation of the Company. To the extent that any of the Fully-Diluted Stockholders undertakings set forth in this Section 8.2 may be unenforceable, each of the Fully-Diluted Stockholders shall, pursuant to the Escrow Agreement, contribute the maximum amount that is permitted under applicable law to the payment and satisfaction of all indemnifiable liabilities incurred by the Parent Indemnified Parties. Notwithstanding the foregoing, in no event shall the Parent Indemnified Parties be entitled to indemnification for any Loss (i) which, individually, is in an aggregate amount less than $5,000 or (ii) which arises from or relates to the failure to have any Environmental Permit to the extent Parent has not used commercially reasonable efforts to apply for and diligently pursue obtaining such Environmental Permit within the six (6) month period after the Closing.

8.3 Indemnification by Parent. From and after the Closing Date, Parent shall indemnify and hold harmless the Fully-Diluted Stockholders, each of their respective directors, officers, employees and agents, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “Stockholder Indemnified Parties”) from and against any and all Losses (after giving effect to any after tax effect actually realized by such Stockholder Indemnified Parties) actually paid, incurred or suffered by any of the Stockholder Indemnified Parties in connection with or arising from (i) any breach by Parent or Merger Sub of its covenants and agreements contained herein or (ii) any breach by Parent or Merger Sub of its representations and warranties contained herein (provided, that for purposes of this clause (ii), if any such representation or warranty is qualified by materiality, Parent Material Adverse Effect, the word “material” or by words of similar impact, such qualification or exceptions will, in all respects be ignored and deemed not included in such representation or warranty); provided that (A) Parent shall be required to indemnify the Stockholder Indemnified Parties pursuant to Section 8.3(ii) only to the extent that the aggregate Losses indemnifiable pursuant to Section 8.3(ii) exceed the Threshold (provided, that once the aggregate Losses exceed the Threshold, Parent shall be liable for the payment of all Losses from the first dollar thereof and not merely the amounts in excess of the Threshold); and (B) any claim for indemnification under this Section 8.3 must be made during the survival period set forth in Section 8.1; provided, further, that the limitations described in Sections 8.3(A) and (B) shall not apply to any Losses resulting from fraud or intentional misrepresentation of Parent. To the extent that Parent’s undertakings set forth in this Section 8.3 may be unenforceable, Parent shall contribute the maximum amount that is permitted under applicable law to the payment and satisfaction of all indemnifiable liabilities incurred by the Stockholder Indemnified Parties. Notwithstanding the foregoing, in no event shall the Stockholder Indemnified Parties be entitled to indemnification for any Loss which, individually, is in an aggregate amount less than $5,000.

8.4 Third-Party Claims. (a) All claims under Section 8.2 shall be resolved and made in accordance with the procedures provided in the Escrow Agreement.

(b) All claims for indemnification under Section 8.3 involving third party claims against Stockholder Indemnified Parties shall be resolved and made as hereinafter set forth. If a claim by a third party is made against a Parent Indemnified Party or a Stockholder Indemnified Party (an “Indemnified Party”), and if such Indemnified Party intends to seek indemnity with respect thereto under this Article VIII, such Indemnified Party shall promptly notify indemnifying party of such claims. The failure to provide such notice shall not result in a waiver of any right to indemnification hereunder except to the extent the indemnifying party is actually materially prejudiced by such failure. With respect to a claim by a Stockholder Indemnified Party or by a Parent Indemnified Party, Parent shall undertake, conduct and control, through counsel of its own choosing, the settlement or defense thereof, and the Indemnified Party shall cooperate with it in connection therewith. An indemnifying party shall not, except with the consent of the Indemnified Party, enter into any settlement that (i) does not include as an unconditional term thereof the giving by the Person or Persons asserting such claim to all Indemnified Parties of unconditional release from all liability with respect to such claim or consent to entry of any judgment or (ii) imposes any restriction, condition or obligation on, or requires any undertaking or admission by, the Company, its Subsidiaries or the Indemnified Parties.

8.5 Tax Treatment of Indemnification Payments. All indemnification payments under this Article VIII and under Section 6.9 shall be treated as adjustments to the Merger Consideration.

8.6 Escrow Agreement. In addition to any right or remedy available to Parent hereunder or otherwise, Parent may pursue collection of any indemnification claims against the Fully-Diluted Stockholders under the Escrow Agreement.

ARTICLE IX

TERMINATION

9.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by the mutual written consent of the Company and Parent.

9.2 Termination by either the Company or Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the Company or Parent if:

(a) the Merger shall not have been consummated by July 31, 2006 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 9.2(a) shall not be available to any Party whose failure to fulfill any obligation under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date; or

(b) if any Restraint shall be in effect and shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 9.2(b) shall not be available to any Party who fails to use commercially reasonable best efforts to remove such Restraint before it becomes final and nonappealable.

9.3 Termination by the Company. This Agreement may be terminated upon written notice to Parent, and the Merger may be abandoned, at any time prior to the Effective Time, by the Company, if Parent shall have breached or failed to perform any of the representations, warranties, covenants or other agreements contained in this Agreement, or if any representation or warranty of Parent shall have become untrue in either case such that (i) the condition set forth in Section 7.2(a) (which section relates to the material accuracy of representations and warranties) or Section 7.2(b) (which section relates to material compliance with covenants and agreements) would not be satisfied as of the time of such breach or as of such time as such representation or warranty shall have become untrue and (ii) such breach or failure to be true has not been or is incapable of being cured within thirty (30) business days following receipt by Parent of notice of such breach or failure to comply.

9.4 Termination by Parent. This Agreement may be terminated upon written notice to the Company, and the Merger may be abandoned, at any time prior to the Effective Time, by the Parent, if:

(a) the Company shall have breached or failed to perform any of the representations, warranties, covenants or other agreements contained in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that (i) the condition set forth in Section 7.3(a) (which section relates to the material accuracy of representations and warranties) or Section 7.3(b) (which section relates to material compliance with covenants and agreements) would not be satisfied as of the time of such breach or as of such time as such representation or warranty shall have become untrue and (ii) such breach or failure to be true has not been or is incapable of being cured within thirty (30) business days following receipt by the breaching Party of notice of such breach or failure to comply; or

(b) any Principal Stockholder shall have breached or failed to perform in any material respect its covenants or other agreements in the applicable Voting Agreement.

(c) Notwithstanding anything else in this Agreement to the contrary, Parent shall deliver written notice to the Holders’ Representative not less than ten (10) Business Days prior to the Effective Time notifying Holders’ Representative that the closing conditions set forth in Article VII for the benefit of Parent have been satisfied or waived (other than such closing conditions set forth in Sections 7.1(a) and (c) and Sections 7.3(b), (f), (g), (i), (j), (k) and (l) (collectively, the “Continuing Conditions”)) and, upon delivery of such written notice, Parent shall have no right to terminate this Agreement due to the failure of any such conditions (other than the Continuing Conditions) to be satisfied as of the Effective Time.

9.5 Effect of Termination. In the event of termination of this Agreement by either Parent or the Company as provided in this Article IX, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of the Parties or their respective Affiliates, officers, directors or stockholders except (i) with respect to the payment of expenses pursuant to Section 10.1, (ii) to the extent that such termination results from the willful breach of a Party of any of its representations or warranties, or any of its covenants or agreements or (iii) with respect to any intentional or knowing misrepresentation in connection with this Agreement or the transactions contemplated hereby.

ARTICLE X

MISCELLANEOUS AND GENERAL

10.1 Payment of Expenses. Subject to the terms and conditions of this Agreement, whether or not the Merger shall be consummated, each of Parent, the Company and each Fully-Diluted Stockholder shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the transactions contemplated hereby. The filing fee for the required filing under the HSR Act shall be borne by Parent.

10.2 Modification or Amendment. Subject to the provisions of applicable law, at any time prior to the Effective Time, the Parties hereto, may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective Parties.

10.3 Waiver of Conditions. The conditions to each of the Parties’ obligations to consummate the Merger are for the sole benefit of such Party and may be waived by such Party in whole or in part to the extent permitted by applicable law.

10.4 Counterparts. For the convenience of the parties hereto, this Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

10.5 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, except for the extent the DGCL, the ILLCA or the WVBCA is applicable and except further to the extent any federal law, rule or regulation is applicable, in which case such federal law, rule or regulation will govern, without giving effect to the principles of conflicts of law thereof.

10.6 Notices. Any notice, request, instruction or other document to be given hereunder by any Party to the other Parties shall be deemed delivered upon actual receipt and shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, reputable overnight courier, or by facsimile transmission (with a confirming copy sent by reputable overnight courier), as follows:

(a)    if to Parent or Merger Sub, to:

Fortune Brands, Inc.

520 Lake Cook Road

Deerfield, IL 60015

Attention: General Counsel

Facsimile: (847) 484-4490

with a copy to:

Winston & Strawn LLP

35 West Wacker Drive

Chicago, IL 60601

Attention: Gregory J. Bynan

Facsimile: (312) 558-5700

(b)    if to the Company, to:

SBR, Inc.

5300 Briscoe Road

Parkersburg, WV 26102

Attention: Samuel B. Ross, II – Chairman

Facsimile: (304) 424-6714

with a copy to (which shall not constitute notice to the Company):

Robinson & McElwee PLLC

700 Virginia St.

Charleston, WV 26101

Attention: William E. Hamb, Esq.

David K. Higgins, Esq.

Facsimile: (304) 344-9566

(c)    if to the Holders Representative, to:

Samuel B. Ross, II

4600 River Road

Vienna, WV 26105

with a copy to (which shall not constitute notice):

Robinson & McElwee PLLC

700 Virginia St.

Charleston, WV 26101

Attention: William E. Hamb, Esq.

David K. Higgins, Esq.

Facsimile: (304) 344-9566

or to such other Persons or addresses as may be designated in writing by the Party to receive such notice.

10.7 Entire Agreement; Assignment. This Agreement, including the Schedules and the Exhibits attached hereto, the Confidentiality Agreement, the Voting Agreements and the Escrow Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof including, but not limited to, the Letter of Intent. This Agreement may not be assigned by operation of law or otherwise.

10.8 Parties in Interest. This Agreement shall be binding upon and inure to the benefit of each Party hereto and their respective successors and assigns. Nothing in this Agreement, express or implied, other than the right to receive the consideration payable in the Merger pursuant to Article IV hereof and the indemnification rights under Article VIII, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

10.9 Headings, Definitions. The Section and Article headings contained in this Agreement are inserted for convenience of reference only and shall not affect the meaning or interpretation of this Agreement. All references to Sections or Articles contained herein mean Sections or Articles of this Agreement unless otherwise stated. All defined terms and phrases herein are equally applicable to both the singular and plural forms of such terms.

10.10 Obligations of Subsidiary. Whenever this Agreement requires any Subsidiary of a Party to take any action, such requirement shall be deemed to include an undertaking on the part of such Party to cause such Subsidiary to take such action.

10.11 Severability. If any term or other provision of this Agreement is invalid, illegal or unenforceable, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon a determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the maximum extent possible.

10.12 Specific Performance. The Parties hereto acknowledge that irreparable damage would result if this Agreement were not specifically enforced, and they therefore consent that the rights and obligations of the Parties under this Agreement may be enforced by a decree of specific performance issued by a court of competent jurisdiction. Such remedy shall, however, not be exclusive and shall be in addition to any other remedies which any Party may have under this Agreement or otherwise.

10.13 Alternate Dispute Resolution: Trial by Jury. IT SHALL BE A CONDITION PRECEDENT TO THE RIGHT OF ANY PARTY TO INSTITUTE LITIGATION THAT THE PARTIES HERETO SHALL FIRST ENGAGE IN MEDIATION IN A GOOD FAITH EFFORT TO RESOLVE ANY CONTROVERSY. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO TRIAL BY JURY IN CONNECTION WITH ANY LITIGATION ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE VOTING AGREEMENTS, THE INDEMNITY ESCROW AGREEMENT OR MERGER OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

10.14 Certain Definitions. As used herein the following terms shall have the following meanings and, unless the context otherwise requires, use of the singular form shall include the plural and any gender shall be deemed to include both genders:

“Action” means any claim, mediation, action, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority or asserted by or against any Person.

“Affiliate” (and, with a correlative meaning, “Affiliated”) shall mean, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, Controls, or is controlled by, or is under common Control with, such first Person.

“Aggregate Cash Election Amount” means the product of (i) the aggregate number of Cash Election Shares and No Election Shares times (ii) the Per Share Cash Election Consideration.

“Assumed Share Value” means $82.00.

“Beneficially Own” means, with respect to any securities, having “beneficial ownership” as determined under the Exchange Act.

“Business Day” means any day on which banks are not required or authorized to close in Chicago, Illinois.

“Cash” means cash of the Company and its Subsidiaries calculated in accordance with GAAP using the same methods, principles, practices and policies used in the preparation of the Financial Statements, reduced by (i) the amount, if any, received subsequent to October 31, 2005 and prior to the Effective Time from Owens, Exterior Systems, Inc. and/or Norandex, Inc. in payment of the claims filed by Subsidiaries of the Company in the United States Bankruptcy Court for the District of Delaware in the Chapter 11 proceeding involving these and related entities, and (ii) tax liabilities associated with the sale of the securities set forth on Schedule 6.1(d).

“Class B Common Shares” means the shares of Class B common stock of the Company, par value $0.10 per share.

“Code” means the Internal Revenue Code of 1986, as amended, and all rules and regulations issued under it, as in effect from time to time.

“Company Common Shares” means, collectively, the Class A Common Shares and the Class B Common Shares.

“Company Intellectual Property” means all Intellectual Property owned by or licensed to the Company or its Subsidiaries or otherwise used in the business of the Company and its Subsidiaries as currently conducted and as contemplated in the reasonably foreseeable future.

“Company IP Agreements” means all written agreements governing (a) the development, ownership, use, license, registration, disclosure or transfer of Intellectual Property by the Company or its Subsidiaries to third parties, and (b) the development, ownership, use, license, registration, disclosure or transfer of Intellectual Property by third parties to the Company or its Subsidiaries.

“Company Purchase Rights Shares” means the Company Common Shares issuable upon exercise of, and payment of the unpaid subscription amount of, the Company Purchase Rights.

“Company Software” means all Software (a) developed, configured or licensed by the Company or its Subsidiaries, and (b) material to the operation of the Business of the Company or its Subsidiaries, including all Software operated or used by the Company or its Subsidiaries in connection with processing customer or supplier orders, storing customer or supplier information, or storing, processing or archiving customer or supplier data.

“Control” means possession, directly or indirectly, of power to direct or cause the direction of the management or policies of a Person (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise). The terms or phrases “controlled by” and “under common control with” shall have the meanings correlative to the term “Control.”

“Controlled Group” means a group of corporations, partnerships or trades or businesses described in Sections 414(b), (c) or (m) of the Code, of which the Company is a member before the Closing Date.

“Employee Benefit Plan” means any of the following arrangements that is or was maintained or contributed to by the Company, any of its Subsidiaries or any other member of the Controlled Group, to which the Company or another member of the Controlled Group has an obligation to contribute or under which the Company, any of its Subsidiaries or any other member of the Controlled Group could reasonably be expected to have any Liability: (a) a nonqualified deferred compensation or retirement plan or arrangement which is an Employee Pension Benefit Plan; (b) a qualified defined contribution retirement plan or arrangement which is an Employee Pension Benefit Plan (including any Multiemployer Plan); (c) a qualified defined benefit retirement plan or arrangement which is an Employee Pension Benefit Plan (including any Multiemployer Plan); (d) an Employee Welfare Benefit Plan or material fringe benefit plan or program; (e) any other policy, plan, program, arrangement or contract providing bonuses, stock, stock-based compensation, shares, share-based compensation, incentive or deferred compensation, or severance or supplemental retirement benefits; or (f) any employment or compensation agreements.

“Employee Pension Benefit Plan” has the meaning set forth in ERISA § 3(2).

“Employee Welfare Benefit Plan” has the meaning set forth in ERISA § 3(1).

“Environmental Claim” means any investigation, information request, notice, demand, allegation, action, suit, injunction, judgment, order, consent decree, penalty, fine, lien, proceeding, or claim (whether administrative, judicial, or private in nature) arising (a) pursuant to, or in connection with, an actual or alleged violation of or Liability under any Environmental Law, (b) in connection with any Hazardous Material, (c) from any Remedial Action or (d) from any actual or alleged damage, injury, threat, or harm to health, safety, natural resources, or the environment.

“Environmental Law(s)” means each and every Law, Governmental Order, or similar requirement of each and every Governmental Authority, pertaining to (i) the protection of human and employee health, safety, the environment, natural resources and wildlife, or (ii) the management, manufacture, possession, presence, use, generation, transportation, treatment, storage, disposal, Release, threatened Release, abatement, removal, remediation or handling of, or exposure to, any Hazardous Material.

“Environmental Permit” means any permit, written approval, registration, application, identification number, license or other authorization required by or issued pursuant to any applicable Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and all regulations promulgated thereunder, as in effect from time to time.

“Escrow Agreement” means the Escrow Agreement in the form attached as Exhibit C hereto.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Ratio” means the quotient of (i) the Per Share Cash Election Consideration divided by (ii) the Assumed Share Value.

“Fully-Diluted Company Common Shares” means the aggregate number of (i) Company Common Shares issued and outstanding at the Effective Time plus (ii) Company Purchase Rights Shares issuable upon exercise of the Company Purchase Rights outstanding immediately prior to the Effective Time.

“Fully-Diluted Stockholder” means each holder of Company Common Shares and each holder of Company Purchase Rights.

“GAAP” means United States Generally Accepted Accounting Principles.

“Governmental Authority” means any United States or foreign federal, state or local government, governmental, regulatory or administrative authority, agency, board or commission or any court, tribunal, or judicial or arbitral body.

“Governmental Order” means any order, writ, summons, notice, complaint, judgment, injunction, decree, stipulation, determination or award issued or entered by or with any Governmental Authority.

“Hazardous Materials” means any substance which is defined or regulated as a hazardous substance, hazardous material, hazardous waste, substance, pollutant or contaminant under any Environmental Laws and also includes, without limitation, gasoline, petroleum products, petroleum byproducts, crude oil or any fraction thereof or any flammable material, explosives, radioactive materials, radon, asbestos, urea formaldehyde and polychlorinated biphenyls.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means, with respect to the Company and its Subsidiaries (on a consolidated basis), (a) all indebtedness thereof whether or not contingent, for borrowed money and any guarantees thereof, (b) all liabilities under capitalized leases; provided, in no event shall the leases relating to the Lyons, Georgia facility be deemed a capitalized lease, and (c) all accrued and unpaid interest and dividends and unpaid fees, expenses and premiums, penalties or amounts payable in connection with the payment or repayment of the foregoing, in each case calculated in accordance with GAAP and on a basis using the same methods, principals, practices and policies used in the preparation of the Audited Financial Statements.

“Intellectual Property” means any or all of the following and all worldwide rights in, arising out of, or associated therewith, whether registered or unregistered, as applicable (a) patents, patent applications and statutory invention registrations, inventions, invention disclosures and design rights (b) trademarks, service marks, domain names, and addresses, trade dress, logos, and other source identifiers, including registrations and applications for registration thereof, and any goodwill associated with the foregoing, (c) copyrights, including registrations and applications for registration thereof, (d) Software, and Internet website content, and (e) confidential and proprietary information, including trade secrets, know-how, manufacturing processes and methods, plans, designs, drawings, blue prints, formulae and technology in existence or under development, customer and supplier lists and other confidential business or technical data.

“Inventories” means all finished goods, work-in-progress, raw materials, packaging, supplies, spare parts and other inventory related to the Business maintained, held or stored by or for the Company or any Subsidiary for use in the Business.

“IRS” means the Internal Revenue Service.

“Law” means any federal, state, local or foreign statute, interpretation, common law, judgment, decree, ordinance, regulation, rule, code, order, other requirement or rule of law.

“Leased Real Property” means the real property leased, subleased or licensed to, or otherwise used or occupied by, the Company or any Subsidiary, together with, to the extent leased, subleased or licensed to, or otherwise used or occupied by, the Company or any Subsidiary, all buildings and other structures, facilities or improvements currently or hereafter located thereon, all fixtures thereon and all easements, licenses, rights and appurtenances relating to the foregoing.

“Letter of Intent” means that certain letter between Parent, the Company and the other parties thereto dated December 16, 2005, as amended.

“Liability” or “Liabilities” means any and all Indebtedness, liabilities and obligations, whether accrued or fixed, absolute or contingent, unliquidated or otherwise, matured or unmatured, known or unknown or determined or determinable, including, without limitation, those arising under any Law (including, without limitation, any Environmental Law), Action or Governmental Order and those arising under any contract, agreement, arrangement, commitment or undertaking.

“Lien” means any security interest, pledge, hypothecation, mortgage, lien (including without limitation, environmental and tax liens), charge, encumbrance, proxy, voting trust, adverse claim reversion, reverter, preferential arrangement or restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Loss” or “Losses” means all damages, penalties, fees, costs, expenses, claims, judgments, injunctions, actions, suits, interest and dues.

“Material Adverse Effect” means any fact, event, circumstance, change in or effect on the Company or any Subsidiary of the Company or their respective businesses that, individually or in the aggregate with all other facts, events, circumstances, changes in or effects, the Company or any Subsidiary of the Company or their respective businesses: (i) is or is reasonably likely to be materially adverse to the business, assets and Liabilities, results of operations, condition (financial or otherwise) or prospects of the Company and its Subsidiaries, taken as a whole; (ii) is reasonably likely to materially adversely affect the ability of Parent to operate or conduct business in the manner in which it is currently operated or conducted by the Company or any Subsidiary; or (iii) will or would be reasonably likely to, prevent or materially impair the ability of any of the Parties to consummate the Merger or the other transactions contemplated by this Agreement; provided, however, that none of the following shall in themselves (either alone or in combination with the other exceptions set forth below) constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Material Adverse Effect: (A) any change, effect or circumstance that arises by reason of a deterioration in the financial markets, the economy or the industries in which the Company and its Subsidiaries operate (whether in the United States, Canada or any foreign country in which they operate), (B) any change, effect or circumstance that is attributable to the disclosure of the fact that Parent is the prospective acquirer of the Company or the announcement or pendency of the transactions contemplated hereby; (C) any change effect or circumstance that directly arises out of action taken by Parent or any of its Affiliates; (D) any change, effect or circumstance arising from any change in accounting requirements or principles or any change in applicable laws; (E) any change, effect or circumstance arising from compliance with the terms of, or the taking of any action required by this Agreement; (F) any change, effect or circumstance attributable to any acts of war involving the United States or, hostilities or terrorist activity involving the United States, including, without limitation, any continuation or material worsening of hostilities involving the combat of terrorism or other national security issues involving the United States; or (G) the failure of the Company or any Subsidiary to meet the projections set forth in the Offering Memorandum delivered to Parent in November, 2005.

“Merger Cash Percentage” means the quotient of (1) the Aggregate Cash Election Amount divided by (2) the sum of (x) the Aggregate Cash Election Amount plus (y) the Related Cash Election Amount.

“Merger Consideration” means an amount equal to (i) $630,000,000 minus (ii) Net Indebtedness, minus (iii) the Transaction Costs, plus (iv) the unpaid amounts owed for subscribed shares and the unpaid aggregate exercise price of all other Company Purchase Rights outstanding immediately prior to the Effective Time.

“Multiemployer Plan” has the meaning set forth in ERISA § 3(37).

“Net Indebtedness” means the aggregate (a) Indebtedness minus (b) Cash, plus (c) the tax liabilities incurred or to be incurred by the Company or its Subsidiaries arising in connection with, or related to, the consummation of the Woodcraft Transaction and the Real Estate Disposition, calculated (with respect to clauses (a) and (b)) in each case as of the close of business on the Business Day immediately preceding the Closing Date.

“Non-Escrowed Merger Consideration” means an aggregate amount equal to (i) the Merger Consideration minus (ii) the Escrowed Merger Consideration.

“Option Agreements” means those certain option agreements between the Parent and each shareholder of Tres Investment Company and each shareholder of S. Byrl Ross Enterprises, Inc., in form and substance satisfactory to Parent.

“Ordinary Course of Business” means the ordinary course of business of the Company and its Subsidiaries consistent with past custom and practice (including with respect to quantity and frequency).

“Owned Real Property” means the real property owned by the Company or any Subsidiary, together with all buildings and other structures, facilities or improvements currently or hereafter located thereon, all fixtures thereon and all easements, licenses, rights and appurtenances relating to the foregoing.

“Parent Material Adverse Effect” means any circumstance, change in or effect on Parent or any Subsidiary of Parent which will or would be reasonably likely to, prevent or materially impair the ability of any of the Parties to consummate the Merger or the other transactions contemplated by this Agreement.

“Per Share Cash Election Consideration” means an amount of cash equal to the quotient of (i) the Non-Escrowed Merger Consideration divided by (ii) the aggregate number of Fully-Diluted Company Common Shares outstanding at the Effective Time.

“Permitted Liens” shall mean all Liens (a) that are set forth on Schedule 10.14(B) hereto, (b) that arise out of Taxes or general or special assessments not in default and payable without penalty or interest or the validity of which is being contested in good faith by appropriate proceedings, (c) of carriers, warehousemen, mechanics, materialmen, landlords and other similar persons or otherwise imposed by law incurred in the Ordinary Course of Business for sums not yet delinquent or being contested in good faith, or (d) that relate to deposits made in the Ordinary Course of Business in connection with workers’ compensation, unemployment insurance and other types of social security.

“Person” means any individual or corporation, company, partnership, trust, incorporated or unincorporated association, joint venture or other entity of any kind.

“Prohibited Transaction” has the meaning set forth in ERISA § 406 and Code § 4975.

“Real Estate Disposition” means the sale, prior to the Effective Time, by the Company to an affiliate of the Company of that certain real property located at (i) 170 Brighton Ave, Portland, Maine and (ii) 42 Main Street, Sanford, Maine.

“Real Property” means all Owned Real Property and Leased Real Property.

“Receivables” means any and all accounts receivable, notes and other amounts receivable by the Company or any Subsidiary from third parties.

“Related Cash Election Amount” means the aggregate amount of cash to be paid by Parent in the Related Mergers pursuant to the terms and conditions (including the shareholder elections set forth therein) of the respective merger agreements related thereto.

“Related Mergers” means, collectively, the merger of (i) S. Byrl Ross Enterprises, Inc., a West Virginia corporation, with and into an indirect, wholly-owned subsidiary of Parent (the “SB Ross Merger”) and (ii) Tres Investment Company, a West Virginia corporation, with and into an indirect, wholly-owned subsidiary of Parent (the “Tres Merger”), followed in each case by the merger of the respective surviving corporations with and into respective limited liability companies which are each an indirect, wholly-owned subsidiary of Parent.

“Related Pro Forma Stock Election Shares” means an aggregate amount equal to (i)(x) 240,000 times (y) the aggregate percentage of the merger consideration in the Tres Merger elected to be received in the form of Parent Shares pursuant to the terms and conditions of the merger agreement related thereto plus (ii)(x) 954,419 times (y) the aggregate percentage of the merger consideration in the SB Ross Merger elected to be received in the form of Parent Shares pursuant to the terms and conditions of the merger agreement related thereto.

“Related Stock Election Shares” means the aggregate number of Parent Shares to be issued by Parent in the Related Mergers pursuant to the terms and conditions of the respective merger agreements related thereto.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, migrating, dumping or disposing into the environment (including without limitation the abandonment or discarding of barrels, containers and other receptacles containing any Hazardous Material).

“Remedial Action” means all action to or costs incurred to (a) clean up, remove, dispose, transport, abate, treat or handle in any other way Hazardous Materials in the environment; (b) restore or reclaim the environment or natural resources; (c) prevent the Release of Hazardous Materials so that they do not migrate, endanger or threaten public health or the environment; or (d) perform investigations, feasibility studies, corrective actions, closures and postremedial or postclosure studies, maintenance and monitoring.

“SB Ross Merger” has the meaning set forth in the definition of “Related Mergers”.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Software” shall mean computer software, programs, files and databases in any form, including all information contained therein, Internet web sites, content thereof, all rights associated with links and advertisements contained therein, source code, object code, operating systems, specifications, data, database management code, data formats, utilities, graphical user interfaces, methods of processing, software engines, platforms, encryption keys and other security features, all versions, conversions, updates, patches, corrections, enhancements and modifications thereof and all related documentation, developer notes, comments and annotations.

“Subsidiary” means, with respect to any Person, any other Person of which such first Person (either alone or through or together with any other Subsidiary) owns, directly or indirectly, a majority of the stock or other equity interests the holders of which are generally entitled to vote for the election of the Board of Directors or other governing body of such Person.

“Success Payments” means any management bonuses or payments due at or prior to the Effective Time (including any “stay,” “success” or similar payments) payable as a result of, or in connection with, the consummation of the transactions contemplated hereunder.

“Tax Return” means any report, return, estimate or other information required (including any attachments or schedules required to be attached to a such report, return, or other information) to be supplied to a taxing authority or a third party in connection with Taxes.

“Transaction Costs” means the aggregate amount of (i) all unpaid Success Payments, if any, due and owing or payable by the Company or its Subsidiaries at or following the Effective Time, plus (ii) all legal, accounting, broker, banker and other similar professional fees and costs due and owing or payable by the Company for itself or for the benefit of any Fully-Diluted Stockholder in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

“Tres Merger” has the meaning set forth in the definition of “Related Mergers”.

ARTICLE XI

HOLDERS REPRESENTATIVE

11.1 Appointment. The Company hereby irrevocably makes, constitutes and appoints Samuel B. Ross, II as its and its securityholders’ agent and representative (the “Holders Representative”) for all purposes under this Agreement and the Escrow Agreement. In the event of the death, resignation or incapacity of the Holders Representative, the Company shall promptly designate another Person to act as its and its securityholders’ agent and representative under this Agreement so that at all times there will be a Holders Representative with the authority provided in this Article XI. Such successor Holders Representative shall be designated by requisite vote of the stockholders of the Company (determined immediately prior to Closing), and such appointment shall become effective as to the successor Holders Representative when notice of such designation shall have been delivered to Parent.

11.2 Authorization. The Company hereby authorizes the Holders Representative, on its and the Fully-Diluted Stockholders’ behalf, to:

(a) Receive all notices or documents given or to be given to any of the Fully-Diluted Stockholders by Parent pursuant hereto or to the Escrow Agreement or in connection herewith or therewith and to receive and accept service of legal process in connection with any suit or proceeding arising under this Agreement or the Escrow Agreement;

(b) Deliver to Parent at the Closing all certificates and documents to be delivered to Parent by any of the Fully-Diluted Stockholders pursuant to this Agreement, together with any other certificates and documents executed by any of the Fully-Diluted Stockholders and deposited with the Holders Representative for such purpose;

(c) Engage counsel, and such accountants and other advisors for any of the Fully-Diluted Stockholders and incur such other expenses on behalf of any of the Fully-Diluted Stockholders in connection with this Agreement or the Escrow Agreement and the transactions contemplated hereby or thereby as the Holders Representative may in its sole discretion deem appropriate; and

(d) Take such action on behalf of any of the Fully-Diluted Stockholders as the Holders Representative may in its sole discretion deem appropriate in respect of:

(i) waiving any inaccuracies in the representations or warranties of Parent contained in this Agreement or in any document delivered by Parent pursuant hereto;

(ii) waiving the fulfillment of any of the conditions precedent to the Company’s obligations hereunder or pursuant to the Escrow Agreement;

(iii) taking such other action as the Holders Representative or any of the Fully-Diluted Stockholders is authorized to take under this Agreement or the Escrow Agreement;

(iv) receiving all documents or certificates and making all determinations, on behalf of any of the Fully-Diluted Stockholders, required under this Agreement or the Escrow Agreement;

(v) all such other matters as the Holders Representative may in its sole discretion deem necessary or appropriate to consummate this Agreement or the Escrow Agreement and the transactions contemplated hereby and thereby; and

(vi) all such action as may be necessary after the Closing Date to carry out any of the transactions contemplated by this Agreement, including, without limitation, the defense and/or settlement of any claims for which indemnification is sought pursuant to Article VIII and any waiver of any obligation of Parent or the Surviving Entity.

All actions, decisions and instructions of the Holders Representative shall be conclusive and binding upon all of the Fully-Diluted Stockholders and no Fully-Diluted Stockholder nor any other Person shall have any claim or cause of action against the Holders Representative, and the Holders Representative shall have no Liability to any Fully-Diluted Stockholder or any other Person, for any action taken, decision made or instruction given by the Holders Representative in connection with the Escrow Agreement or this Agreement, except in the case of his own gross negligence or willful misconduct.

11.3 Irrevocable Binding Appointment. The appointment of the Holders Representative hereunder is irrevocable and any action taken by the Holders Representative pursuant to the authority granted in this Article XI shall be effective and absolutely binding on the Company and each stockholder thereof notwithstanding any contrary action of, or direction from, the Company or any Fully-Diluted Stockholder, except for actions taken by the Holders Representative which are in bad faith.

11.4 Parent’s Reliance. Parent shall not be obliged to inquire into the authority of the Holders Representative, and Parent shall be fully protected in dealing with the Holders Representative in good faith.

11.5 Binding Appointment. The provisions of this Agreement, including without limitation Article XI hereof, shall be binding upon each Fully-Diluted Stockholder and the executors, heirs, legal representatives and successors of each Fully-Diluted Stockholder, and any references in this Agreement to a Fully-Diluted Stockholder shall mean and include the successors to the Fully-Diluted Stockholders’ rights hereunder, whether pursuant to testamentary disposition, the laws of descent and distribution or otherwise.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement and Plan of Merger has been duly executed and delivered by the duly authorized officers of the Parties hereto and shall be effective as of the date first herein above written.

FORTUNE BRANDS, INC.

By:	/s/ CHRISTOPHER J. KLEIN
Name:	Christopher J. Klein
Title:	Senior Vice President

BRIGHTSTAR ACQUISITION, LLC

By:	/s/ CHRISTOPHER J. KLEIN
Name:	Christopher J. Klein
Title:	Senior Vice President

SBR, INC.

By:	/s/ SAMUEL B. ROSS, II
Name:	Samuel B. Ross, II
Title:	Chairman

/s/ SAMUEL B. ROSS, II
HOLDERS REPRESENTATIVE

ANNEX I

SBR Family LLC

Broughton Family Limited Partnership

Glen Arden Associates

William E. Hamb

Rector Family Limited Partnership

Robert M. Rector Revocable Trust

Redstone Partners, LLLP

Brownell Cochran

James M. Sutton, OAX Partners LLLP

Stuart Yarbrough

Samuel B. Ross II

Samuel B. Ross III

Sam Ross, Trustee dated 12/30/88

Susan Ross

Elizabeth M. Schuler

Janis R. Monroe, Trustee Jan & Chuck Monroe Family Trust

Charles P. Monroe, Trustee Jan & Chuck Monroe Family Trust

ANNEX B

WEST VIRGINIA LAW REGARDING APPRAISAL RIGHTS

WEST VIRGINIA BUSINESS CORPORATION ACT

ARTICLE 13.

APPRAISAL RIGHTS.

PART 1. RIGHT TO APPRAISAL AND PAYMENT FOR SHARES.

§31D-13-1301. Definitions.

In this article:

(1) “Affiliate” means a person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with another person or is a senior executive. For purposes of subdivision (4), subsection (b), section one thousand three hundred two [§ 31D-13-1302] of this article, a person is deemed to be an affiliate of its senior executives.

(2) “Beneficial shareholder” means a person who is the beneficial owner of shares held in a voting trust or by a nominee on the beneficial owner’s behalf.

(3) “Corporation” means the issuer of the shares held by a shareholder demanding appraisal and, for matters covered in sections one thousand three hundred twenty-two, [§ 31D-13-1322 through 31 D-13-1326, 31D-13-1330 and 31D-13-1331], one thousand three hundred twenty-three, one thousand three hundred twenty-four, one thousand three hundred twenty-five, one thousand three hundred twenty-six, one thousand three hundred thirty and one thousand three hundred thirty-one of this article, includes the surviving entity in a merger.

(4) “Fair value” means the value of the corporation’s shares determined:

(A) Immediately before the effectuation of the corporate action to which the shareholder objects;

(B) Using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal; and

(C) Without discounting for lack of marketability or minority status except, if appropriate, for amendments to the articles pursuant to subdivision (5), subsection (a), section one thousand three hundred two [§ 31D-13-1302] of this article.

(5) “Interest” means interest from the effective date of the corporate action until the date of payment, at the rate of interest on judgments in this state on the effective date of the corporate action.

(6) “Preferred shares” means a class or series of shares whose holders have preference over any other class or series with respect to distributions.

(7) “Record shareholder” means the person in whose name shares are registered in the records of the corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with the corporation.

(8) “Senior executive” means the chief executive officer, chief operating officer, chief financial officer and anyone in charge of a principal business unit or function.

(9) “Shareholder” means both a record shareholder and a beneficial shareholder.

§31D-13-1302. Right to appraisal.

(a) A shareholder is entitled to appraisal rights, and to obtain payment of the fair value of that shareholder’s shares, in the event of any of the following corporate actions:

(1) Consummation of a merger to which the corporation is a party: (A) If shareholder approval is required for the merger by section one thousand one hundred four [§ 31D-11-1104], article eleven of this chapter and the shareholder is entitled to vote on the merger, except that appraisal rights may not be available to any shareholder of the corporation with respect to shares of any class or series that remain outstanding after consummation of the merger; or (B) if the corporation is a subsidiary and the merger is governed by section one thousand one hundred five [§ 31D-11-1105], article eleven of this chapter;

(2) Consummation of a share exchange to which the corporation is a party as the corporation whose shares will be acquired if the shareholder is entitled to vote on the exchange, except that appraisal rights may not be available to any shareholder of the corporation with respect to any class or series of shares of the corporation that is not exchanged;

(3) Consummation of a disposition of assets pursuant to section one thousand two hundred two [§ 31D-12-1202], article twelve of this chapter if the shareholder is entitled to vote on the disposition;

(4) An amendment of the articles of incorporation with respect to a class or series of shares that reduces the number of shares of a class or series owned by the shareholder to a fraction of a share if the corporation has the obligation or right to repurchase the fractional share so created; or

(5) Any other amendment to the articles of incorporation, merger, share exchange or disposition of assets to the extent provided by the articles of incorporation, bylaws or a resolution of the board of directors.

(b) Notwithstanding subsection (a) of this section, the availability of appraisal rights under subdivisions (1), (2), (3) and (4), subsection (a) of this section are limited in accordance with the following provisions:

(1) Appraisal rights may not be available for the holders of shares of any class or series of shares which is:

(A) Listed on the New York stock exchange or the American stock exchange or designated as a national market system security on an interdealer quotation system by the national association of securities dealers, inc.; or

(B) Not so listed or designated, but has at least two thousand shareholders and the outstanding shares of a class or series has a market value of at least twenty million dollars, exclusive of the value of the shares held by its subsidiaries, senior executives, directors and beneficial shareholders owning more than ten percent of the shares.

(2) The applicability of subdivision (1), subsection (b) of this section is to be determined as of:

(A) The record date fixed to determine the shareholders entitled to receive notice of, and to vote at, the meeting of shareholders to act upon the corporate action requiring appraisal rights; or

(B) The day before the effective date of the corporate action if there is no meeting of shareholders.

(3) Subdivision (1), subsection (b) of this section is not applicable and appraisal rights are to be available pursuant to subsection (a) of this section for the holders of any class or series of shares who are required by the terms of the corporate action requiring appraisal rights to accept for the shares anything other than cash or shares of any class or any series of shares of any corporation, or any other proprietary interest of any other entity, that satisfies the standards set forth in subdivision (1), section (b) of this section at the time the corporate action becomes effective.

(4) Subdivision (1), subsection (b) of this section is not applicable and appraisal rights are to be available pursuant to subsection (a) of this section for the holders of any class or series of shares where any of the shares or assets of the corporation are being acquired or converted, whether by merger, share exchange or otherwise, pursuant to the corporate action by a person, or by an affiliate of a person, who: (A) Is, or at any time in the one-year period immediately preceding approval by the board of directors of the corporate action requiring appraisal rights was, the beneficial owner of twenty percent or more of the voting power of the corporation, excluding any shares acquired pursuant to an offer for all shares having voting power if the offer was made within one year prior to the corporate action requiring appraisal rights for consideration of the same kind and of a value equal to or less than that paid in connection with the corporate action; or (B) for purpose of voting their shares of the corporation, each member of the group formed is deemed to have acquired beneficial ownership, as of the date of the agreement, of all voting shares of the corporation beneficially owned by any member of the group.

(c) Notwithstanding any other provision of section one thousand three hundred two [§ 31D-13-1302] of this article, the articles of incorporation as originally filed or any amendment to the articles of incorporation may limit or eliminate appraisal rights for any class or series of preferred shares, but any limitation or elimination contained in an amendment to the articles of incorporation that limits or eliminates appraisal rights for any of the shares that are outstanding immediately prior to the effective date of the amendment or that the corporation is or may be required to issue or sell pursuant to any conversion, exchange or other right existing immediately before the effective date of the amendment does not apply to any corporate action that becomes effective within one year of that date if the action would otherwise afford appraisal rights.

(d) A shareholder entitled to appraisal rights under this article may not challenge a completed corporate action for which appraisal rights are available unless the corporate action:

(1) Was not effectuated in accordance with the applicable provisions of article ten [§§ 31D-10-1001 et seq.], eleven [§§ 31D-11-1101 et seq.] or twelve [§§ 31D-12-1201 et seq.] of this chapter or the corporation’s articles of incorporation, bylaws or board of directors’ resolution authorizing the corporate action; or

(2) Was procured as a result of fraud or material misrepresentation.

§31D-13-1303. Assertion of rights by nominees and beneficial owners.

(a) A record shareholder may assert appraisal rights as to fewer than all the shares registered in the record shareholder’s name but owned by a beneficial shareholder only if the record shareholder objects with respect to all shares of the class or series owned by the beneficial shareholder and notifies the corporation in writing of the name and address of each beneficial shareholder on whose behalf appraisal rights are being asserted. The rights of a record shareholder who asserts appraisal rights for only part of the shares held of record in the record shareholder’s name under this subsection are to be determined as if the shares as to which the record shareholder objects and the record shareholder’s other shares were registered in the names of different record shareholders.

(b) A beneficial shareholder may assert appraisal rights as to shares of any class or series held on behalf of the shareholder only if the shareholder:

(1) Submits to the corporation the record shareholder’s written consent to the assertion of the rights no later than the date referred to in paragraph (D), subdivision (2), subsection (b), section one thousand three hundred twenty-two [§ 31D-13-1322] of this article; and

(2) Does so with respect to all shares of the class or series that are beneficially owned by the beneficial shareholder.

PART 2. PROCEDURE FOR EXERCISE OF APPRAISAL RIGHTS.

§31D-13-1320. Notice of appraisal rights.

(a) If proposed corporate action described in subsection (a), section one thousand three hundred two [§ 31D-13-1302] of this article is to be submitted to a vote at a shareholders’ meeting, the meeting notice must state that the corporation has concluded that shareholders are, are not or may be entitled to assert appraisal rights under this article. If the corporation concludes that appraisal rights are or may be available, a copy of this article must accompany the meeting notice sent to those record shareholders entitled to exercise appraisal rights.

(b) In a merger pursuant to section one thousand one hundred five [§ 31D-11-1105], article eleven of this chapter, the parent corporation must notify in writing all record shareholders of the subsidiary who are entitled to assert appraisal rights that the corporate action became effective. The notice must be sent within ten days after the corporate action became effective and include the materials described in section one thousand three hundred twenty-two [§ 31D-13-1322] of this article.

§31D-13-1321. Notice of intent to demand payment.

(a) If proposed corporate action requiring appraisal rights under section one thousand three hundred two [§ 31D-13-1302] of this article is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares:

(1) Must deliver to the corporation before the vote is taken written notice of the shareholder’s intent to demand payment if the proposed action is effectuated; and

(2) Must not vote, or cause or permit to be voted, any shares of the class or series in favor of the proposed action.

(b) A shareholder who does not satisfy the requirements of subsection (a) of this section is not entitled to payment under this article.

§31D-13-1322. Appraisal notice and form.

(a) If proposed corporate action requiring appraisal rights under subsection (a), section one thousand three hundred two [§ 31D-13-1302] of this article becomes effective, the corporation must deliver a written appraisal notice and form required by subdivision (1), subsection (b) of this section to all shareholders who satisfied the requirements of section one thousand three hundred twenty-one [§ 31D-13-1321] of this article. In the case of a merger under section one thousand one hundred five[§ 31D-11-1105], article eleven of this chapter, the parent must deliver a written appraisal notice and form to all record shareholders who may be entitled to assert appraisal rights.

(b) The appraisal notice must be sent no earlier than the date the corporate action became effective and no later than ten days after that date and must:

(1) Supply a form that specifies the date of the first announcement to shareholders of the principal terms of the proposed corporate action and requires the shareholder asserting appraisal rights to certify: (A) Whether or not beneficial ownership of those shares for which appraisal rights are asserted was acquired before that date; and (B) that the shareholder did not vote for the transaction;

(2) State:

(A) Where the form must be sent and where certificates for certificated shares must be deposited and the date by which those certificates must be deposited, which date may not be earlier than the date for receiving the required form under this subdivision;

(B) A date by which the corporation must receive the form which date may not be fewer than forty nor more than sixty days after the date the appraisal notice and form required by subsection (a) of this section are sent and state that the shareholder is deemed to have waived the right to demand appraisal with respect to the shares unless the form is received by the corporation by the specified date;

(C) The corporation’s estimate of the fair value of the shares;

(D) That, if requested in writing, the corporation will provide, to the shareholder so requesting, within ten days after the date specified in paragraph (B) of this subdivision the number of shareholders who return the forms by the specified date and the total number of shares owned by them; and

(E) The date by which the notice to withdraw under section one thousand three hundred twenty-three [§ 31D-13-1323] of this article must be received, which date must be within twenty days after the date specified in paragraph (B) of this subdivision; and

(3) Be accompanied by a copy of this article.

§31D-13-1323. Perfection of rights; right to withdraw

(a) A shareholder who receives notice pursuant to section one thousand three hundred twenty-two [§ 31D-13-1322] of this article and who wishes to exercise appraisal rights must certify on the form sent by the corporation whether the beneficial owner of the shares acquired beneficial ownership of the shares before the date required to be set forth in the notice pursuant to subdivision (1), subsection (b), section one thousand three hundred twenty-two of this article. If a shareholder fails to make this certification, the corporation may elect to treat the shareholder’s shares as after-acquired shares under section one thousand three hundred twenty-five [§ 31D-13-1325] of this article. In addition, a shareholder who wishes to exercise appraisal rights must execute and return the form and, in the case of certificated shares, deposit the shareholder’s certificates in accordance with the terms of the notice by the date referred to in the notice pursuant to paragraph (B), subdivision (2), subsection (b), section one thousand three hundred twenty-two of this article. Once a shareholder deposits the shareholder’s certificates or, in the case of uncertificated shares, returns the executed forms, that shareholder loses all rights as a shareholder unless the shareholder withdraws pursuant to subsection (b) of this section.

(b) A shareholder who has complied with subsection (a) of this section may decline to exercise appraisal rights and withdraw from the appraisal process by so notifying the corporation in writing by the date set forth in the appraisal notice pursuant to paragraph (E), subdivision (2), subsection (b), section one thousand three hundred twenty-two [§ 31D-13-1322] of this article. A shareholder who fails to withdraw from the appraisal process by that date may not withdraw without the corporation’s written consent.

(c) A shareholder who does not execute and return the form and, in the case of certificated shares, deposit the shareholder’s share certificates where required, each by the date set forth in the notice described in subsection (b), section one thousand three hundred twenty-two [§ 31D-13-1322] of this article, is not entitled to payment under this article.

§31D-13-1324. Payment.

(a) Except as provided in section one thousand three hundred twenty-five [§ 31D-13-1325] of this article, within thirty days after the form required by paragraph (B), subdivision (2), subsection (b), section one thousand three hundred twenty-two [§ 31D-13-1322] of this article is due, the corporation shall pay in cash to those shareholders who complied with subsection (a), section one thousand three hundred twenty-three [§ 31D-13-1323] of this article the amount the corporation estimates to be the fair value of their shares, plus interest.

(b) The payment to each shareholder pursuant to subsection (a) of this article must be accompanied by:

(1) Financial statements of the corporation that issued the shares to be appraised, consisting of a balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year and the latest available interim financial statements, if any;

(2) A statement of the corporation’s estimate of the fair value of the shares, which estimate must equal or exceed the corporation’s estimate given pursuant to paragraph (C), subdivision (2), subsection (b), section one thousand three hundred twenty-two [§ 31D-13-1322] of this article; and

(3) A statement that shareholders described in subsection (a) of this section have the right to demand further payment under section one thousand three hundred twenty-six [§ 31D-13-1326] of this article and that if any shareholder does not make a demand for further payment within the time period specified, shareholder is deemed to have accepted the payment in full satisfaction of the corporation’s obligations under this article.

§31D-13-1325. After-acquired shares.

(a) A corporation may elect to withhold payment required by section one thousand three hundred twenty-four [§ 31D-13-1324] of this article from any shareholder who did not certify that beneficial ownership of all of the shareholder’s shares for which appraisal rights are asserted was acquired before the date set forth in the appraisal notice sent pursuant to subdivision (1), subsection (b), section one thousand three hundred twenty-two [§ 31D-13-1322] of this article.

(b) If the corporation elected to withhold payment under subsection (a) of this section, it must, within thirty days after the form required by paragraph (B), subdivision (2), subsection (b), section one thousand three hundred twenty-two [§ 31D-13-1322] of this article is due, notify all shareholders who are described in subsection (a) of this section:

(1) Of the information required by subdivision (1), subsection (b), section one thousand three hundred twenty-four [§ 31D-13-1324] of this article;

(2) Of the corporation’s estimate of fair value pursuant to subdivision (2), subsection (b), section one thousand three hundred twenty-four [§ 31D-13-1324] of this article;

(3) That they may accept the corporation’s estimate of fair value, plus interest, in full satisfaction of their demands or demand appraisal under section one thousand three hundred twenty-six [§ 31D-13-1326] of this article;

(4) That those shareholders who wish to accept the offer must notify the corporation of their acceptance of the corporation’s offer within thirty days after receiving the offer; and

(5) That those shareholders who do not satisfy the requirements for demanding appraisal under section one thousand three hundred twenty-six [§ 31D-13-1326] of this article are deemed to have accepted the corporation’s offer.

(c) Within ten days after receiving the shareholder’s acceptance pursuant to subsection (b) of this section, the corporation must pay in cash the amount it offered under subdivision (2), subsection (b) of this section to each shareholder who agreed to accept the corporation’s offer in full satisfaction of the shareholder’s demand.

(d) Within forty days after sending the notice described in subsection (b) of this section, the corporation must pay in cash the amount it offered to pay under subdivision (2), subsection (b) of this section to each shareholder described in subdivision (5), subsection (b) of this section.

§31D-13-1326. Procedure if shareholder dissatisfied with payment or offer.

(a) A shareholder paid pursuant to section one thousand three hundred twenty-four [§ 31D-13-1324] of this article who is dissatisfied with the amount of the payment must notify the corporation in writing of that shareholder’s estimate of the fair value of the shares and demand payment of that estimate plus interest and less any payment due under section one thousand three hundred twenty-four of this article. A shareholder offered payment under section one thousand three hundred twenty-five [§ 31D-13-1325] of this article who is dissatisfied with that offer must reject the offer and demand payment of the shareholder’s stated estimate of the fair value of the shares plus interest.

(b) A shareholder who fails to notify the corporation in writing of that shareholder’s demand to be paid the shareholder’s stated estimate of the fair value plus interest under subsection (a) of this section within thirty days after receiving the corporation’s payment or offer of payment under sections one thousand three hundred twenty-four [§ 31D-13-1324] or one thousand three hundred twenty-five [§ 31D-13-1325] of this article, respectively, waives the right to demand payment under this section and is entitled only to the payment made or offered pursuant to those respective sections.

PART 3. JUDICIAL APPRAISAL OF SHARES.

§31D-13-1330. Court action.

(a) If a shareholder makes demand for payment under section one thousand three hundred twenty-six [§ 31D-13-1326] of this article which remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay in cash to each shareholder the amount the shareholder demanded pursuant to section one thousand three hundred twenty-six of this article plus interest.

(b) The corporation shall make all shareholders, whether or not residents of this state, whose demands remain unsettled parties to the proceeding as in an action against their shares, and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(c) The jurisdiction of the court in which the proceeding is commenced is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The shareholders demanding appraisal rights are entitled to the same discovery rights as parties in other civil proceedings. There is no right to a jury trial.

(d) Each shareholder made a party to the proceeding is entitled to judgment: (1) For the amount, if any, by which the court finds the fair value of the shareholder’s shares, plus interest, exceeds the amount paid by the corporation to the shareholder for the shares; or (2) for the fair value, plus interest, of the shareholder’s shares for which the corporation elected to withhold payment under section one thousand three hundred twenty-five [§ 31D-13-1325] of this article.

§31D-13-1331. Court costs and counsel fees.

(a) The court in an appraisal proceeding commenced under section one thousand three hundred thirty [§ 31D-13-1330] of this article shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the shareholders demanding appraisal, in amounts the court finds equitable, to the extent the court finds the shareholders acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

(b) The court in an appraisal proceeding may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(1) Against the corporation and in favor of any or all shareholders demanding appraisal if the court finds the corporation did not substantially comply with the requirements of section one thousand three hundred twenty [§ 31D-13-1320], one thousand three hundred twenty-two [§ 31D-13-1322], one thousand three hundred twenty-four [§ 31D-13-1324] or one thousand three hundred twenty-five [§ 31D-13-1325] of this article; or

(2) Against either the corporation or a shareholder demanding appraisal, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by this article.

(c) If the court in an appraisal proceeding finds that the services of counsel for any shareholder were of substantial benefit to other shareholders similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to counsel reasonable fees to be paid out of the amounts awarded the shareholders who were benefited.

(d) To the extent the corporation fails to make a required payment pursuant to section one thousand three hundred twenty-four [§ 31D-13-1324], one thousand three hundred twenty-five [§ 31D-13-1325], or one thousand three hundred twenty-six [§ 31D-13-1326] of this article, the shareholder may sue directly for the amount owed and, to the extent successful, are to be entitled to recover from the corporation all costs and expenses of the suit, including counsel fees.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Section 145 of the General Corporation Law of Delaware provides in part as follows:

“(a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

“(b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

“(c) To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

“(d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

“(e) Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

“(f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

“(g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

“(h) For purposes of this section, references to ‘the corporation’ shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

“(i) For purposes of this section, references to ‘other enterprises’ shall include employee benefit plans; references to ‘fines’ shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to ‘serving at the request of the corporation’ shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner ‘not opposed to the best interests of the corporation’ as referred to in this section.

“(j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

“(k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).”

Article XIII of Fortune Brands’ by-laws provides as follows:

“Section 1. (A) Each person (an ‘indemnitee’) who was or is made or threatened to be made a party to or was or is involved (as a witness or otherwise) in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a ‘proceeding’), by reason of the fact that he or she or a person of whom he or she is the legal representative was or is a director, officer or employee of the Company or was or is serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding was or is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Company to the fullest extent permitted by the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees and retainers therefor, judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, as amended, and amounts paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that except as provided in Section 3 of this Article XIII with respect to proceedings seeking to enforce rights to indemnification, the Company shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors of the Company.

(B) The right to indemnification conferred in this Article XIII is and shall be a contract right. The right to indemnification conferred in this Article XIII shall include the right to be paid by the Company the expenses (including attorneys’ fees and retainers therefor) reasonably incurred in connection with any such proceeding in advance of its final disposition, such advances to be paid by the Company within 20 days after the receipt by the Company of a statement or statements from the indemnitee requesting such advance or advances from time to time; provided, however, that if the General Corporation Law of the State of Delaware requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Company of an undertaking by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Article XIII or otherwise.

“Section 2. (A) To obtain indemnification under this Article XIII, an indemnitee shall submit to the Company a written request, including therein or therewith such documentation and information as is reasonably available to the indemnitee and is reasonably necessary to determine whether and to what extent the indemnitee is entitled to indemnification. Upon written request by an indemnitee for indemnification pursuant to the first sentence of this Section 2(A), a determination, if required by applicable law, with respect to the indemnitee’s entitlement thereto shall be made as follows: (1) if requested by the indemnitee, by Independent Counsel (as hereinafter defined), or (2) if no request is made by the indemnitee for a determination by Independent Counsel, (a) by the Board of Directors by a majority vote of a quorum consisting of Disinterested Directors (as hereinafter defined), or (b) if a quorum of the Board of Directors consisting of Disinterested Directors is not obtainable or, even if obtainable, such quorum of Disinterested directors so directs, by Independent Counsel in a written opinion to the Board of Directors, a copy of which shall be delivered to the indemnitee, or (c) by the stockholders of the Company. In the event the determination of entitlement to indemnification is to be made by Independent Counsel at the request of the indemnitee, the Independent Counsel shall be selected by the indemnitee unless the indemnitee shall request that such selection be made by the Board of Directors, in which event the Independent Counsel shall be selected by the Board of Directors. If it is so determined that the indemnitee is entitled to indemnification, payment to the indemnitee shall be made within 10 days after such determination.

(B) In making a determination with respect to entitlement to indemnification hereunder, the person, persons or entity making such determination shall presume that the indemnitee is entitled to indemnification under this Article XIII, and the Company shall have the burden of proof to overcome that presumption in connection with the making by any person, persons or entity of any determination contrary to that presumption.

“Section 3. (A) If a claim under Section 1 of this Article XIII is not paid in full by the Company within 30 days after a written claim pursuant to Section 2(A) of this Article XIII has been received by the Company, or if an advance is not made within 20 days after a request therefor pursuant to Section 1(B) of this Article XIII has been received by the Company, the indemnitee may at any time thereafter bring suit (or, at the indemnitee’s option, an arbitration proceeding before a single arbitrator pursuant to the rules of the American Arbitration Association) against the Company to recover the unpaid amount of the claim or the advance and, if successful in whole or in part, the indemnitee shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such suit or proceeding (other than a suit or proceeding brought to enforce a claim for expenses incurred in connection with any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Company) that the indemnitee has not met the standards of conduct which make it permissible under the General Corporation Law of the State of Delaware for the Company to indemnify the indemnitee for the amount claimed or that such indemnification otherwise is not permitted under the General Corporation Law of the State of Delaware, but the burden of proving such defense shall be on the Company.

(B) Neither the failure of the Company (including its Board of Directors, Independent Counsel or stockholders) to have made a determination prior to the commencement of such action that indemnification of the indemnitee is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the General Corporation Law of the State of Delaware, nor an actual determination by the Company (including its Board of Directors, Independent Counsel or stockholders) that the indemnitee has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the indemnitee has not met the applicable standard of conduct.

(C) If a determination shall have been made pursuant to Section 2(A) of this Article XIII that the indemnitee is entitled to indemnification, the Company shall be bound by such determination in any judicial proceeding or arbitration commenced pursuant to paragraph (A) of this Section 3.

(D) The Company shall be precluded from asserting in any judicial proceeding or arbitration commenced pursuant to paragraph (A) of this Section 3 that the procedures and presumptions of this Article XIII are not valid, binding and enforceable and shall stipulate in any such court or before any such arbitrator that the Company is bound by all the provisions of this Article XIII.

“Section 4. The right to indemnification and the payment of expenses incurred in connection with a proceeding in advance of its final disposition conferred in this Article XIII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, By-laws, agreement, vote of stockholders or Disinterested Directors or otherwise.

“Section 5. The Company may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the General Corporation Law of the State of Delaware. To the extent that the Company maintains any policy or policies providing such insurance, each such director, officer or employee, and each such agent to which rights to indemnification have been granted as provided in Section 6 of this Article XIII, shall be covered by such policy or policies in accordance with its or their terms to the maximum extent of the coverage thereunder for any such director, officer, employee or agent.

“Section 6. The Company may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and rights to be paid by the Company the expenses incurred in connection with any proceeding in advance of its final disposition, to any agent of the Company to the fullest extent of the provisions of this Article XIII with respect to the indemnification and advancement of expenses of directors, officers and employees of the Company.

“Section 7. If any provision or provisions of this Article XIII shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (A) the validity, legality and enforceability of the remaining provisions of this Article XIII (including without limitation, each portion of any Section of this Article XIII containing any such provision held to be invalid, illegal or unenforceable, that is not itself invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby; and (B) to the fullest extent possible, the provisions of this Article XIII (including, without limitation, each portion of any Section of this Article XIII containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

“Section 8. For purposes of this Article XIII:

(A) ’Disinterested Director’ means a director of the Company who is not and was not a party to the matter in respect of which indemnification is sought by the indemnitee.

(B) ’Independent Counsel’ means a law firm, or a member of a law firm, that is experienced in matters of corporation law and neither presently is, nor in the past five years has been, retained to represent: (1) the Company or the indemnitee in any matter material to either such party, or (2) any other party to the matter giving rise to a claim for indemnification. Notwithstanding the foregoing, the term ‘Independent Counsel’ shall not include any person who, under the applicable standards of professional conduct then prevailing, would have a conflict of interest in representing either the Company or the indemnitee in an action to determine the indemnitee’s rights under this Article XIII.

“Section 9. Any notice, request or other communication required or permitted to be given to the Company under this Article XIII shall be in writing and either delivered in person or sent by telecopy, telex, telegram or certified or registered mail, postage prepaid, return receipt requested, to the Secretary of the Company and shall be effective only upon receipt by the Secretary.”

Registrant has procured insurance protecting it under its obligation to indemnify officers and directors against certain types of liabilities (including certain liabilities under the Securities Act of 1933) that may be incurred by them in the performance of their duties and affording protection to such officers and directors in certain areas to which the corporate indemnity does not extend, all within specified limits and subject to specified deductions.

In addition, Registrant and certain other persons may be entitled under agreements entered into with agents or underwriters to indemnification by such agents or underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which Registrant or such persons may be required to make in respect thereof.

Item 21. Exhibits and Financial Statement Schedules.

(a) The following documents are filed as exhibits to this Registration Statement:

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of February 9, 2006, by and among Fortune Brands, Inc., Brightstar Acquisition, LLC and SBR, Inc. (included as Annex A to the proxy statement/prospectus in Part I of this Registration Statement on Form S-4).

2.2	Agreement and Plan of Merger, dated as of February 21, 2006, by and among Fortune Brands, Inc., Tres Acquisition Co., Tres Investment Company and the other parties thereto (incorporated by reference to Exhibit 2.2 to Fortune Brands’ Current Report on Form 8-K/A filed February 22, 2006).

2.3	Agreement and Plan of Merger, dated as of February 21, 2006, by and among Fortune Brands, Inc., SB Ross Acquisition Co., S. Byrl Enterprises, Inc. and the other parties thereto (incorporated by reference to Exhibit 2.3 to Fortune Brands’ Current Report on Form 8-K/A filed February 22, 2006).

4.1	Restated Certificate of Incorporation of Fortune Brands as in effect on the date hereof is incorporated herein by reference to Exhibit 3(i) to Fortune Brands’ Annual Report on Form 10-K for the fiscal year ended December 31, 1998.

4.2	By-laws of Fortune Brands as in effect on the date hereof is incorporated herein by reference to Exhibit 3(ii)b to Fortune Brands’ Quarterly Report on Form 10-Q dated November 12, 2003.

Exhibit No.		Description
5.1	**	Opinion of Winston & Strawn LLP, counsel to Fortune Brands, regarding legality of securities being registered.

8.1	*	Form of Opinion of Winston & Strawn LLP, counsel to Fortune Brands, regarding certain federal tax consequences of the merger.

10.1		Form of Voting Agreement between Fortune Brands, and certain stockholders of SBR, Inc. is incorporated by reference herein to Exhibit 10.2 to Fortune Brands’ Current Report on Form 8-K dated February 10, 2006.

10.2	**	Form of Escrow and Exchange Agent Agreement by and among Fortune Brands, Inc., Brightstar Acquisition LLC and SBR, Inc.

23.1	*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

23.2	*	Consent of KPMG Audit Plc, independent registered public accounting firm.

23.3		Consent of Winston & Strawn LLP (included in Exhibit 5.1 and 8.1).

24.1	**	Powers of attorney.

99.1	*	Form of Proxy Card for SBR.

99.2	*	Form of Election Form.

99.3	*	Form of Transmittal Letter.

99.4	**	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

99.5	**	Agreement to Furnish Schedules.

*	Filed herewith.
**	Previously filed.

(b) Financial Statement Schedules.

None.

(c) Item 4(b) Information.

None.

Item 22. Undertakings.

Fortune Brands hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement, and;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

(b) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a Registration Statement relating to an offering, other than Registration Statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the Registration Statement as of the date it is first used after effectiveness; provided, however, that no statement made in a Registration Statement or prospectus that is part of the Registration Statement or made in a document incorporated or deemed incorporated by reference into the Registration Statement or prospectus that is part of the Registration Statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the Registration Statement or prospectus that was part of the Registration Statement or made in any such document immediately prior to such date of first use.

(e) That, for the purpose of determining liability of Fortune Brands under the Securities Act to any purchaser in the initial distribution of the securities, Fortune Brands undertakes that in a primary offering of securities of Fortune Brands pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, Fortune Brands will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of Fortune Brands relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of Fortune Brands or used or referred to by Fortune Brands;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about Fortune Brands or its securities provided by or on behalf of Fortune Brands; and

(iv) Any other communication that is an offer in the offering made by Fortune Brands to the purchaser.

Fortune Brands hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of Fortune Brands’ annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Fortune Brands hereby undertakes:

(a) that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form; and

(b) that every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933, as amended, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Fortune Brands hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

Fortune Brands hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Fortune Brands pursuant to the foregoing provisions, or otherwise, Fortune Brands has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Fortune Brands of expenses incurred or paid by a director, officer or controlling person of Fortune Brands in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Fortune Brands will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Amendment No. 3 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Deerfield, Illinois, on the 28th day of April, 2006.

Fortune Brands, Inc.

By:	/S/ CRAIG P. OMTVEDT
Craig P. Omtvedt Senior Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 3 to registration statement has been signed by the following persons in the capacities indicated on April 28, 2006.

Signature	Title
* (Norman H. Wesley)	Chairman of the Board and Chief Executive Officer (principal executive officer)

/S/ CRAIG P. OMTVEDT (Craig P. Omtvedt)	Senior Vice President and Chief Financial Officer (principal financial officer)

/S/ NADINE A. HEIDRICH (Nadine A. Heidrich)	Vice President and Corporate Controller (principal accounting officer)

* (Patricia O. Ewers)	Director

* (Thomas C. Hays)	Director

* (Pierre E. Leroy)	Director

* (Gordon R. Lohman)	Director

Signature	Title
* (A.D. David Mackay)	Director

* (Eugene A. Renna)	Director

* (J. Christopher Reyes)	Director

* (Anne M. Tatlock)	Director

* (David M. Thomas)	Director

* (Peter M. Wilson)	Director

*By:	/S/ LAUREN S. TASHMA
Attorney-In-Fact

Lauren S. Tashma was appointed attorney-in-fact with power and authority to execute this registration statement on behalf of the individuals named above pursuant to the power of attorney incorporated into the signature pages at the time of the initial filing of this registration statement.

INDEX TO EXHIBITS

Exhibit No.		Description
2.1		Agreement and Plan of Merger, dated as of February 9, 2006, by and among Fortune Brands, Inc., Brightstar Acquisition, LLC and SBR, Inc. (included as Annex A to the proxy statement/prospectus in Part I of this Registration Statement on Form S-4).

2.2		Agreement and Plan of Merger, dated as of February 21, 2006, by and among Fortune Brands, Inc., Tres Acquisition Co., Tres Investment Company and the other parties thereto (incorporated by reference to Exhibit 2.2 to Fortune Brands’ Current Report on Form 8-K/A filed February 22, 2006).

2.3		Agreement and Plan of Merger, dated as of February 21, 2006, by and among Fortune Brands, Inc., SB Ross Acquisition Co., S. Byrl Enterprises, Inc. and the other parties thereto (incorporated by reference to Fortune Brands’ Current Report on Form 8-K/A filed February 22, 2006).

4.1		Restated Certificate of Incorporation of Fortune Brands as in effect on the date hereof is incorporated herein by reference to Exhibit 3(i) to Fortune Brands’ Annual Report on Form 10-K for the fiscal year ended December 31, 1998.

4.2		By-laws of Fortune Brands as in effect on the date hereof is incorporated herein by reference to Exhibit 3(ii)b to Fortune Brands’ Quarterly Report on Form 10-Q dated November 12, 2003.

5.1	**	Opinion of Winston & Strawn LLP, counsel to Fortune Brands, regarding legality of securities being registered.

8.1	*	Form of Opinion of Winston & Strawn LLP, counsel to Fortune Brands, regarding certain federal tax consequences of the merger.

10.1		Form of Voting Agreement between Fortune Brands, and certain stockholders of SBR, Inc. is incorporated by reference to Exhibit 10.2 to Fortune Brands’ Current Report on Form 8-K dated February 10, 2006.

10.2	**	Form of Escrow and Exchange Agent Agreement by and among Fortune Brands, Inc., Brightstar Acquisition LLC and SBR, Inc.

23.1	*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

23.2	*	Consent of KPMG Audit Plc, independent registered public accounting firm.

23.3		Consent of Winston & Strawn LLP (included in Exhibit 5.1 and 8.1).

24.1	**	Powers of attorney.

99.1	*	Form of Proxy Card for SBR.

99.2	*	Form of Election Form.

99.3	*	Form of Transmittal Letter.

99.4	**	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

99.5	**	Agreement to Furnish Schedules.

*	Filed herewith.
**	Previously filed.